HANNY VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)





082-03638

Date: 8 September 2006

06016836

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

RECEIVED SEP 14 2006 SEC MAIL PROCESSING WASH. D.C. 185 SECTION

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith the following documents of the Company all dated 8 September 2006 for your perusal:

1. a circular relating to scrip dividend scheme in relation to the final dividend for the year ended 31 March 2006;
2. a circular relating to issue of convertible notes, connected transaction involving issue of convertible notes to ITC Corporation Limited, major transaction in relation to subscription of convertible notes of China Enterprises Limited and possible major transaction in relation to deemed disposal of interests in China Enterprises Limited; and
3. an announcement relating to notice of special general meeting advertised in The Standard (English version) and The Hong Kong Economic Times (Chinese version) today.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



Florence Kam
Company Secretary

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

Encls.

O:\Hanny 2006\Correspondence\Letter\169-US Sec-circular and ann dated 8.9.2006.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **Hanny Holdings Limited**, you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

8 September 2006

To the shareholders and, for information only, to the holders of convertible bonds

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2006

PARTICULARS OF THE FINAL DIVIDEND

On Friday, 28 July 2006, Hanny Holdings Limited (the "Company") announced that the board of directors (the "Board") of the Company resolved to recommend the payment of final dividend of HK6 cents per share of HK$0.01 each in the capital of the Company ("Share(s)") for the year ended 31 March

2006 (the "2006 Final Dividend") to the shareholders whose names appear on the register of members of the Company on Friday, 1 September 2006 ("Record Date"), and that the shareholders would be given the option to receive shares of HK$0.01 each ("New Shares") in the capital of the Company in lieu of cash in respect of part or all of such dividend (the "Scrip Dividend Scheme"). The register of members of the Company were closed from Tuesday, 29 August 2006 to Friday, 1 September 2006, both days inclusive, during which period no transfer of shares would be effected. The last date on which the transfers were accepted for registration for participation in the Scrip Dividend Scheme was 28 August 2006.

At the annual general meeting of the Company held on Friday, 1 September 2006, the 2006 Final Dividend was approved by the shareholders of the Company. Accordingly, each eligible shareholder of the Company has the following choices in respect of the 2006 Final Dividend:

(a) to receive a cash dividend of HK$0.06 per Share; or

(b) to be allotted New Shares at HK$3.466 per New Share credited as fully paid and having an aggregate market value (as determined by the market value stated below), equal to the total amount of the 2006 Final Dividend which such shareholder would otherwise receive in cash (New Shares will be allotted by way of capitalization of profits to the shareholders of the Company electing to receive New Shares in lieu of cash dividend); or

(c) to receive the 2006 Final Dividend partly in cash and partly in New Shares.

The number of New Shares to be allotted to the shareholders pursuant to the Scrip Dividend Scheme would be calculated by reference to the market value of HK$3.466 which was the average of the closing prices per Share of the Company quoted on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive trading days from Friday, 11 August 2006 to Thursday, 17 August 2006. Accordingly, the number of New Shares that the shareholders will receive in respect of their shareholdings on the Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on the Record Date for which election is made} \times \frac{\text{HK\$0.06}}{\text{HK\$3.466}}$$

If all shareholders elect to receive their 2006 Final Dividend entitlements in New Shares, based on 250,454,216 Shares of the Company in issue on 1 September 2006, not more than 4,335,618 New Shares will be issued under the Scrip Dividend Scheme. The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the 2006 Final Dividend for the year ended 31 March 2006. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

FORM OF ELECTION

A form of election is enclosed with this circular for use by the shareholders who wish to receive the 2006 Final Dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the 2006 Final Dividend, whether in whole or in part, should complete and sign the form of election in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 22 September 2006. No acknowledgement of receipt of the form of election will be issued.

If you do not return the form of election before the time stated above, you will receive your 2006 Final Dividend wholly in cash.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders on the Record Date.

OVERSEAS SHAREHOLDERS

Based on the register of members of the Company as at the Record Date, all the shareholders of the Company had registered addresses in Hong Kong save that there were two shareholders in Australia, two shareholders in the United Kingdom, two shareholders in Malaysia, one shareholder in the United States of America, one shareholder in Canada, one shareholder in Spain and one shareholder in Scotland.

Based on the register of members of the Company as at the Record Date, the numbers of Shares held by the shareholders whose registered addresses were in Malaysia and Spain and one shareholder whose registered address was in the United Kingdom are insufficient for them to be able to elect to receive New Shares pursuant to the Scrip Dividend Scheme. Accordingly, these shareholders have been excluded from the Scrip Dividend Scheme. Such shareholders will receive the 2006 Final Dividend in cash and no form of election will be sent to such shareholders. A copy of this circular will be delivered to such overseas shareholders for their information only.

In relation to the other overseas shareholders whose registered addresses were in Australia, Canada, Scotland, the United Kingdom and the United States of America, the Directors have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that there are no restrictions or requirements on the issue of scrip dividend to such overseas shareholders. Accordingly, these shareholders will be permitted to participate in the Scrip Dividend Scheme.

None of this circular, the form of election nor the New Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction outside Hong Kong. The participation in the Scrip Dividend Scheme by overseas shareholders may be restricted by the laws of their relevant jurisdictions. No shareholders receiving a copy of this document and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for New Shares unless in the relevant territory such invitation could lawfully be made to him/her without having to comply with any unfulfilled

registration or other legal requirements. Shareholders with registered addresses outside Hong Kong should consult their own professional advisers as to whether or not they are permitted to receive the 2006 Final Dividend in the form of an issue of New Shares or if any governmental or other consent is required or other formalities which need to be observed and whether there are any other restrictions in relation to the future sale of any New Shares so acquired. Overseas shareholders residing in jurisdiction where it would be illegal for them to participate in the Scrip Dividend Scheme will be deemed to have received this circular and/or form of election for information only.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND/OR SHARE CERTIFICATES

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of the Stock Exchange in respect of the New Shares to be issued pursuant thereto. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other stock exchange being or proposed to be sought. The relevant dividend warrants and/or share certificates for the New Shares will be posted to the shareholders entitled thereto at their own risk on or around Friday, 29 September 2006. It is expected that dealings in the New Shares will commence on Tuesday, 3 October 2006. In the unlikely event that New Shares are not admitted to listing before Friday, 29 September 2006, the form of election will be disregarded and the 2006 Final Dividend will be paid in full in cash in the usual way.

ADVANTAGE OF SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company as provided above, without incurring brokerage fees and stamp duty cost. The Scrip Dividend Scheme will also benefit the Company because, to the extent that the shareholders receive New Shares, whether in whole or in part, in respect of the 2006 Final Dividend, such cash which would otherwise have been paid to the shareholders will be retained for use by the Company.

GENERAL

Whether or not it is to your advantage to elect to receive your 2006 Final Dividend in New Shares or cash, whether in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.**

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

股息，或是否須經任何政府或其他方面許可，或是否須遵守其他手續，或是否存在有關未來銷售所收取之新股份之任何其他限制。居於參與以股代息計劃為不合法之司法權區之海外股東，將被視為收取本通函及／或選擇表格以僅供參考之用。

於聯交所上市及寄發股息單及／或股票

本公司已向聯交所上市委員會作出申請批准根據以股代息計劃將予發行之新股份上市及買賣。以股代息計劃須待聯交所上市委員會批准根據以股代息計劃而將予發行之新股份上市後，方可作實。本公司之股份或債務證券現時並無在其他證券交易所上市或買賣，亦無或擬尋求在其他證券交易所上市或買賣。有關之股息單及／或新股份股票將約於二零零六年九月二十九日（星期五）寄發予有權收取上述者之股東，一切郵誤風險概由收件人自行承擔。預期新股份將於二零零六年十月三日（星期二）起買賣。倘於二零零六年九月二十九日（星期五）前新股份並未獲准上市（儘管此情況不大可能出現），選擇表格將告失效，而二零零六年末期股息亦將一如往常地全部以現金派付。

以股代息計劃之優點

股東可藉以股代息計劃增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，以股代息計劃亦可令本公司受惠，因倘股東收取新股份以代替全部或部份二零零六年末期股息，則本公司將可保留原應派予股東之現金加以運用。

一般事項

就此項二零零六年末期股息選擇收取新股份或現金（不論全部或部份），何者較為有利，須視乎　閣下之個別情況而定，而此項決定及其所產生之影響亦應由每位股東自負責任。　**閣下如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。**

此　致

列位股東　台照
　及列位可兌換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零六年九月八日

股東如欲就其二零零六年末期股息選擇收取新股份（不論全部或部份）以代替收取現金，務請依照選擇表格按其列印之指示填妥及簽署該表格，並最遲須於二零零六年九月二十二日（星期五）下午四時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。本公司將不會就收到之選擇表格發出收據。

倘　閣下未能於上述時間前交回選擇表格，　閣下將全部以現金收取二零零六年末期股息。

若股東並無指明就彼等選擇收取獲配發新股份之股份數目，或彼等選擇收取新股份之股份數目較登記持股量為多，則彼等將被視作已就其於記錄日期所持有之所有股份選擇以新股份收取股息。

海外股東

根據於記錄日期本公司之股東名冊所載，除兩名位於澳洲、兩名位於英國、兩名位於馬來西亞、一名位於美國、一名位於加拿大、一名位於西班牙及一名位於蘇格蘭之股東外，本公司所有股東之登記地址均為香港。

根據於記錄日期本公司之股東名冊所載，登記地址位於馬來西亞及西班牙之股東，以及其中一名登記地址位於英國之股東，所持有之股份數目不足以讓彼等按以股代息計劃選擇收取新股份。因此，該等股東不獲准參與以股代息計劃。該等股東將以現金收取二零零六年末期股息，而該等股東亦將不會收到選擇表格。本通函將寄發予該等海外股東以僅供參考之用。

至於登記地址位於澳洲、加拿大、蘇格蘭、英國及美國之其他海外股東，董事經諮詢各有關司法權區之法律顧問之意見後，獲悉向該等海外股東發行代息股份並不存在限制或規定。因此，該等股東將獲准參與以股代息計劃。

本通函、選擇表格或新股份概不會根據香港以外任何司法權區之證券法或相等法例註冊或存檔。海外股東可能受其司法權區之法律限制參與以股代息計劃。倘香港以外任何地區之股東收到本文件及／或選擇表格，將不可視作選擇新股份之邀請，除非在有關地區向該股東作出該項邀請乃合法並毋須遵守任何未履行之註冊或其他法規要求。登記地址在香港以外之股東應向其專業顧問諮詢，彼等是否獲准收取新股份作為二零零六年末期

於二零零六年九月一日（星期五）（「記錄日期」）名列本公司股東名冊內之股東，以及股東可就部份或全部該等股息選擇收取本公司股本中每股面值0.01港元之股份（「新股份」），以代替現金（「以股代息計劃」）。本公司已於二零零六年八月二十九日（星期二）至二零零六年九月一日（星期五）（包括首尾兩天）暫停辦理股份過戶及登記手續。接受辦理有關登記參與以股代息計劃之股份過戶及登記手續之最後日期為二零零六年八月二十八日。

於二零零六年九月一日（星期五）舉行之本公司股東週年大會上，本公司股東已批准派發二零零六年末期股息。因此，本公司之合資格股東可就二零零六年末期股息作出以下選擇：

（甲）收取現金股息每股股份0.06港元；或

（乙）獲配發新股份每股3.466港元並已入賬列為已繳足股款，而其總市值（由下列所述之市價釐定）相等於該股東倘若選擇以現金收取之二零零六年末期股息總額（新股份將以溢利資本化之形式配發予選擇收取新股份以代替現金股息之本公司股東）；或

（丙）部分以現金及部分以新股份收取二零零六年末期股息。

根據以股代息計劃配發予股東之新股份數目乃參照本公司股份自二零零六年八月十一日（星期五）起至二零零六年八月十七日（星期四）止連續五個交易日在香港聯合交易所有限公司（「聯交所」）所報之每股平均收市價，即市值3.466港元計算。因此，按以股代息計劃，股東就其於記錄日期持有之股份可收取之新股份數目將根據以下方式計算：

$$\text{應收取之新股份數目} = \text{於記錄日期持有並選擇收取股份之股份數目} \times \frac{0.06\text{港元}}{3.466\text{港元}}$$

倘全體股東選擇以新股份收取彼等之二零零六年末期股息，則按於二零零六年九月一日本公司已發行之250,454,216股股份計算，本公司將根據以股代息計劃發行不多於4,335,618股新股份。將予發行之新股份在各方面將與現有股份享有同等權益，惟不得享有截至二零零六年三月三十一日止年度之二零零六年末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數。零碎新股份將不獲配發予股東，惟將予彙集並將有關利益撥歸本公司所有。

選擇表格

隨本通函附上一份選擇表格，以供股東就二零零六年末期股息選擇全部收取新股份或選擇部份收取現金及部份收取新股份。

閣下如對本通函之任何方面或將予採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有**錦興集團有限公司**證券**出售或轉讓**，應立即將本通函及隨附之選擇表格交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

有關截至二零零六年三月三十一日止年度末期股息之以股代息計劃

末期股息之資料

於二零零六年七月二十八日（星期五），錦興集團有限公司（「本公司」）宣佈本公司董事會（「董事會」）建議就本公司股本中每股面值0.01港元之股份（「股份」）派發截至二零零六年三月三十一日止年度之末期股息（「二零零六年末期股息」）每股6港仙，予

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Neither the Hanny Notes, the CEL Notes nor the CEL Shares have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any state securities laws of any of the United States. Neither the Hanny Notes, the CEL Notes nor the CEL Shares, nor any interest therein, may be re-offered, sold, assigned, transferred, or otherwise disposed of, and neither the Hanny Notes nor the CEL Notes may be converted or exchanged into the CEL Shares, within the United States or to, or for the account or benefit of, U.S. Persons except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

This circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Hanny Holdings Limited.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ISSUE OF CONVERTIBLE NOTES, CONNECTED TRANSACTION INVOLVING ISSUE OF CONVERTIBLE NOTES TO ITC CORPORATION LIMITED, MAJOR TRANSACTION IN RELATION TO SUBSCRIPTION OF CONVERTIBLE NOTES OF CHINA ENTERPRISES LIMITED AND POSSIBLE MAJOR TRANSACTION IN RELATION TO DEEMED DISPOSAL OF INTERESTS IN CHINA ENTERPRISES LIMITED

Financial adviser to Hanny Holdings Limited


SOMERLEY LIMITED

Independent financial adviser to the independent board committee and independent shareholders of Hanny Holdings Limited

Hercules

Hercules Capital Limited

A letter from the Independent Board Committee of Hanny Holdings Limited is set out on page 26 of this circular.

A letter from Hercules Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders of Hanny Holdings Limited is set out on pages 27 to 46 of this circular.

A notice convening the SGM to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 25th September, 2006 at 10:30 a.m. is set out on pages 158 to 159 of this circular. If you are not able to attend the SGM, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

8th September, 2006

CONTENTS

Page

In this circular, unless the context requires otherwise, the following terms have the meanings as follows:

"associates"	has the meaning ascribed to it under the Listing Rules
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the common shares of which are traded on the OTC (over-the-counter) Bulletin Board in the United States and is indirectly owned as to approximately 58.11% equity interests by Hanny (through its subsidiaries) as at the Latest Practicable Date
"CEL Group"	CEL and its subsidiaries
"CEL Notes"	the convertible notes to be issued by CEL and subscribed by Hanny in the principal amount of US$100 million (equivalent to approximately HK$776.6 million) which are convertible into new CEL Shares pursuant to the CEL Note Subscription Agreement
"CEL Note Subscription"	the proposed subscription of the CEL Notes by Hanny pursuant to the CEL Note Subscription Agreement
"CEL Note Subscription Agreement"	a subscription agreement dated 29th August, 2006 entered into between Hanny and CEL in relation to the subscription of CEL Notes by Hanny, subject to the terms and conditions contained therein
"CEL Shares"	common shares of US$0.01 each in the share capital of CEL
"Centar Investments"	Centar Investments (Asia) Ltd., a fund managed by Stark Investments
"China Strategic"	China Strategic Holdings Limited (stock code: 235), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreements
"Completion Date"	date of Completion
"Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"connected persons"	has the meaning ascribed to it under the Listing Rules
"Conversion Rights"	the rights attached to the Hanny Notes to convert the principal amount of the Hanny Notes or a part thereof into Conversion Shares pursuant to the instruments of the Hanny Notes
"Conversion Shares"	the 294,117,645 new Shares which fall to be issued upon exercise in full of the conversion rights attaching to the Hanny Notes at the Initial Conversion Price
"Deemed Disposal"	the deemed disposal of interests in CEL by Hanny arising from the allotment of CEL Shares upon exercise of the conversion rights attached to the CEL Notes by the Subscribers assuming the Subscribers exchange their Hanny Notes into CEL Notes
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC and Chairman of ITC and Hanny
"Evolution"	Evolution Master Fund Ltd. SPC, Segregated Portfolio M, a fund managed by Evolution Capital Management LLC.
"Exchange Rights"	the rights to exchange all or part of the Hanny Notes into CEL Notes pursuant to the instruments of the Hanny Notes

"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Existing Hanny Bonds"	the 2% convertible bonds of Hanny due 2011 with aggregate principal amount of HK$770,744,256, which are convertible into new Shares starting from June 2006 at an initial conversion price of HK$9.0 per Share
"Famex"	Famex Investment Limited, an indirect wholly-owned subsidiary of ITC
"GDI"	Group Dragon Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"Group"	Hanny and its subsidiaries
"Hanny" or "Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"Hanny Directors"	directors of Hanny
"Hanny Notes"	the US$150 million (equivalent to approximately HK$1,164.9 million) 1% convertible exchangeable notes (including ITC Subscriber Notes) due 2011 proposed to be issued by Hanny and subscribed by the Subscribers pursuant to the Subscription Agreements, which entitle the holders thereof, among others, to convert the principal amount outstanding into the Conversion Shares at the Initial Conversion Price, subject to adjustments
"Hercules"	Hercules Capital Limited, a corporation licensed under the SFO to conduct type 6 (advising on corporate finance) regulated activity, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of Hanny, comprising Messrs. Kwok Ka Lap, Alva, Wong King Lam, Joseph, and Sin Chi Fai, all of whom are independent non-executive Hanny Directors, which has been established for the purpose of advising the Independent Shareholders regarding the ITC Subscription, the CEL Note Subscription and the Deemed Disposal
"Independent Shareholders"	Shareholders other than (i) ITC and its Concert Parties (including Dr. Chan) and their respective associates; (ii) the Vendor and his associates; and (iii) those involved in or interested in the transactions contemplated under the Subscription Agreements and the CEL Note Subscription
"Initial Conversion Price"	the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Share (subject to adjustments) of the Hanny Notes

"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and the ordinary shares and preference shares of which are listed on the main board of the Stock Exchange. Dr. Chan, the single largest and controlling shareholder of ITC, is indirectly interested in approximately 34.99% of the issued ordinary share capital of ITC as at the Latest Practicable Date
"ITC Directors"	directors of ITC
"ITC Offers"	the possible conditional mandatory cash offers by Kingston Securities Limited for and on behalf of Famex for all the issued securities of Hanny (other than those already owned by or agreed to be acquired by Famex and parties acting in concert with it except Cobbleford Limited), details of which are set out in the joint announcement of Hanny and ITC dated 1st September, 2006
"ITC Ordinary Shares"	ordinary shares of ITC of HK$0.10 each
"ITC Preference Shares"	convertible redeemable preference shares of ITC of HK$0.10 each
"ITC Shareholders"	shareholders of ITC
"ITC Subscriber Notes"	US$75 million (equivalent to approximately HK$582.5 million) 1% convertible exchangeable notes due 2011 proposed to be issued by Hanny and subscribed by ITC pursuant to the ITC Subscription Agreement, which entitle the holders thereof to convert the principal amount outstanding into the Conversion Shares at the Initial Conversion Price
"ITC Subscription"	the subscription of the ITC Subscriber Notes by ITC pursuant to the ITC Subscription Agreement
"ITC Subscription Agreement"	a conditional subscription agreement dated 27th June, 2006 (as supplemented on 30th August, 2006) entered into between ITC and Hanny in relation to the ITC Subscription, subject to the terms and conditions contained therein
"Joint Announcement"	the joint announcement dated 6th July, 2006 published by Hanny and ITC in respect of, among other things, the issue of the Hanny Notes, the CEL Note Subscription and the ITC Subscription
"Latest Practicable Date"	5th September, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Last Trading Date"	27th June, 2006, being the last trading day for the Shares prior to the suspension of dealings of the Shares on the Stock Exchange pending the issue of the Joint Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary of the date of issue of the Hanny Notes
"Noteholders"	holders of the Hanny Notes
"Other Concert Party"	Mr. Cheung Shu Wan, a sole shareholder of a company which holds 50% interests in a 50%-owned associated company of ITC

"Other Subscribers"	Centar Investments, Stark Asia, Stark Master and Evolution, being subscribers (other than ITC) of the Hanny Notes
"PRC"	the People's Republic of China
"PYI"	PYI Corporation Limited (stock code: 498), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Sale Shares"	the 22,812,359 Shares beneficially owned by the Vendor, which will be disposed of to Famex pursuant to the sale and purchase agreement dated 17th August, 2006 (as supplemented by a supplemental agreement dated 28th August, 2006) entered into between the Vendor and Famex, details of which are set out in the joint announcement of ITC and Hanny dated 1st September, 2006
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (chapter 571 of the Laws of Hong Kong)
"SGM"	a special general meeting of Hanny to be convened to consider and, if thought fit, to approve the necessary resolution in respect of (i) the Subscription Agreements (including the issue of the Hanny Notes and the Conversion Shares); (ii) the CEL Note Subscription; and (iii) the Deemed Disposal
"Shareholder(s)"	holder(s) of the Shares
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Stark Asia"	Stark Asia Master Fund, Ltd., a fund managed by Stark Investments
"Stark Funds"	Centar Investments, Stark Asia and Stark Master, all of which are funds managed by a common investment manager, Stark Investments
"Stark Investments"	Stark Investments (Hong Kong) Limited, a corporation licensed under the SFO and the manager of the Asian investments of Centar Investments, Stark Master and Stark Asia
"Stark Master"	Stark Master Fund Ltd., a fund managed by Stark Investments
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	ITC and the Other Subscribers
"Subscription"	the subscription of the relevant Hanny Notes by the relevant Subscribers pursuant to the respective Subscription Agreements
"Subscription Agreements"	a total of 5 conditional subscription agreements all dated 27th June, 2006 (as supplemented by the Supplemental Agreements) entered into between Hanny and each of ITC and the Other Subscribers in relation to the Subscription, subject to the terms and conditions contained therein
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules

"Supplemental Agreements"	the supplemental agreements entered into between Hanny and each of the Subscribers on 30th August, 2006, pursuant to which the Subscription Agreements are amended to the effect that, among others, completion of the Subscription Agreements is to be conditional on the closing or lapse (whichever is the earlier) of the ITC Offers
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Vendor"	Mr. Ma Ho Man, Hoffman, the vendor of the Sale Shares
"Whitewash Waiver"	a waiver pursuant to Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code from making a general offer for all the Shares as a result of any acquisition of voting rights in Hanny by virtue of the exercise of conversion rights attached to the Hanny Notes held by ITC and its Concert Parties
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

For illustration purposes, amounts expressed in US$ in the this circular have been converted into HK$ at the rate of US$1.0 = HK$7.766 unless otherwise stated herein


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

8th September, 2006

To the Shareholders and, for information only, to the holders of Existing Hanny Bonds

Dear Sir or Madam,

ISSUE OF CONVERTIBLE NOTES, CONNECTED TRANSACTION INVOLVING ISSUE OF CONVERTIBLE NOTES TO ITC CORPORATION LIMITED, MAJOR TRANSACTION IN RELATION TO SUBSCRIPTION OF CONVERTIBLE NOTES OF CHINA ENTERPRISES LIMITED AND POSSIBLE MAJOR TRANSACTION IN RELATION TO DEEMED DISPOSAL OF INTERESTS IN CHINA ENTERPRISES LIMITED

INTRODUCTION

Hanny and ITC jointly announced on 6th July, 2006, among others, that Hanny and the Subscribers entered into the Subscription Agreements in relation to the subscription by the Subscribers of the 1% convertible exchangeable notes with an aggregate principal amount of US$150 million (equivalent to approximately HK$1,164.9 million) to be issued by Hanny. ITC has conditionally agreed to subscribe for the Hanny Notes with a principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash. The Other Subscribers have conditionally agreed to subscribe for the Hanny Notes with an aggregate principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash.

Under the Subscription Agreements, Hanny is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with CEL for the subscription of the 1% convertible notes of CEL with principal amount of US$100 million (equivalent to approximately HK$776.6 million) with the proceeds from the issue of the Hanny Notes. The aforesaid contract was entered into by Hanny and CEL on 29th August, 2006.

On 1st September, 2006, Hanny and ITC jointly announced that Hanny and each of the Subscribers entered into the Supplemental Agreements on 30th August, 2006, pursuant to which the Subscription Agreements are amended to the effect that, among others, completion of the Subscription Agreements is to be conditional on the closing or lapse (whichever is the earlier) of the ITC Offers.

ITC, through its indirect wholly-owned subsidiaries, is the substantial Shareholder holding approximately 23.31% of the total issued share capital as at the date of the ITC Subscription Agreement and is therefore a connected person of Hanny pursuant to the Listing Rules. Accordingly, the issue of the ITC Subscriber Notes by Hanny to ITC under the ITC Subscription Agreement constitutes a connected transaction of Hanny pursuant to the Listing Rules. The Subscription Agreements are subject to the approval of the Independent Shareholders at the SGM at which voting on the relevant resolution will be taken by poll.

The CEL Note Subscription contemplated under the Subscription Agreements constitutes a major transaction for Hanny under the Listing Rules. The CEL Note Subscription is subject to the approval of the Independent Shareholders at the SGM. In the event that Hanny exercises the conversion rights attached to the CEL Notes, Hanny will comply with the relevant provisions in the Listing Rules (including any Shareholders' approval requirements if necessary).

Assuming the holders of the Hanny Notes exercise in full their Exchange Rights and upon full conversion of the CEL Notes so exchanged into CEL Shares by the Noteholders, the equity interests of Hanny (through its subsidiaries) in CEL will decrease from approximately 58.11% to 12.37%. Such allotment of CEL Shares to the Subscribers give rise to a deemed disposal of Hanny's interests in CEL pursuant to Rule 14.29 of the Listing Rules. The Deemed Disposal constitutes a major transaction for Hanny under the Listing Rules and is subject to the approval by the Independent Shareholders at the SGM.

An Independent Board Committee has been constituted by Hanny to advise the Independent Shareholders and Hercules has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the ITC Subscription Agreement and the transactions contemplated thereunder, including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal.

The purpose of this circular is to provide you with (i) further details of the Hanny Notes and the CEL Notes; (ii) financial information of the Group; (iii) the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of Hercules to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the SGM.

SUBSCRIPTION OF THE HANNY NOTES

On 27th June, 2006, Hanny and the Subscribers entered into a total of 5 Subscription Agreements in relation to the subscription by the Subscribers of the Hanny Notes with an aggregate principal amount of US$150 million (equivalent to approximately HK$1,164.9 million). Save for the principal value of the Hanny Notes to be subscribed and the identity of the Subscribers, the principal terms of each of the Subscription Agreements are identical.

1. Subscription Agreements (as supplemented by the Supplemental Agreements)

Date: 27th June, 2006 (supplemented on 30th August, 2006)

Parties to the Subscription Agreements:

Issuer: Hanny

Subscribers:

(i) ITC, conditionally agreeing to subscribe at Completion for the ITC Subscriber Notes with a principal amount of US$75 million (equivalent to approximately HK$582.5 million) by cash;

(ii) Stark Funds, conditionally agreeing to subscribe at Completion for the Hanny Notes with an aggregate principal amount of US$65 million (equivalent to approximately HK$504.79 million) by cash with the following allocation:

	US$ million
Centar Investments	5
Stark Asia	8
Stark Master	52

(iii) Evolution, conditionally agreeing to subscribe at Completion for the Hanny Notes with a principal amount of US$10 million (equivalent to approximately HK$77.66 million) by cash.

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet precious metals trading platform. ITC is the single largest Shareholder holding 60,516,951 Shares (representing approximately 24.16% of the total issued Shares) as at the Latest Practicable Date. ITC also held on that day the Existing Hanny Bonds with face value of HK$95,966,280. Upon full conversion of the Existing Hanny Bonds held by ITC at the prevailing conversion price of HK$9 per Share, ITC will be interested in an aggregate of 71,179,871 Shares representing approximately 27.26% of the enlarged issued Shares.

On 1st September, 2006, ITC and Hanny jointly announced that Famex, a wholly-owned subsidiary of ITC, has entered into a conditional agreement on 17th August, 2006 (as supplemented on 28th August, 2006) with the Vendor, an independent third party, regarding an acquisition of 22,812,359 Shares by Famex. Should the aforesaid agreement become unconditional, Famex is required to make conditional mandatory cash offers to acquire all the securities of Hanny in accordance with the Takeovers Code.

According to the information provided by Stark Investments, Stark Master invests in securities worldwide while Stark Asia and Centar Investments focus on investments in Asia. The Stark Funds' Asian investments are managed by the same investment manager, namely, Stark Investments. The total assets of various funds under the management of Stark Investments are approximately US$8 billion.

Evolution is a private equity fund managed by Evolution Capital Management LLC. According to the information provided by Evolution, the fund invests in a broad range of financial products across all Asian markets. The total net asset value of funds under the management of Evolution Capital Management LLC is approximately US$1 billion.

Hanny confirms that to the best of the knowledge, information and belief of the Hanny Directors and having made all reasonable enquiries, each of the Other Subscribers and the respective ultimate beneficial owners of the Other Subscribers are third parties independent of Hanny and its connected persons.

Conditions of the Subscription Agreements:

Completion of each of the Subscription Agreements is conditional upon:

(i) the passing by the requisite majority of Independent Shareholders in general meeting of all necessary resolutions required to approve:

  (a) the performance by Hanny of the transactions contemplated in the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes, the subscription of the CEL Notes, the transfer of the CEL Notes on exchange of the Hanny Notes and any deemed disposal of interests in CEL by Hanny as a result of the exercise of conversion rights by transferees of the CEL Notes;

  (b) (if required by ITC) the Whitewash Waiver;

(ii) the Listing Committee of the Stock Exchange having granted the listing of and permission to deal in the Conversion Shares;

(iii) the passing by the requisite majority required under the Listing Rules of holders of ITC Ordinary Shares in general meeting of a resolution to approve the terms of the ITC Subscription Agreement (including the exercise of conversion rights and exchange rights attached to the ITC Subscriber Notes and, subject to compliance with applicable Listing Rules at the time of conversion, the exercise of conversion rights attached to the CEL Notes);

(iv) (if required by ITC) the Executive having granted in favour of ITC and its Concert Parties the Whitewash Waiver;

(v) the Subscribers receiving evidence to their satisfaction that (a) Hanny has irrevocably contracted to subscribe for the CEL Notes; (b) the CEL Notes are, subject to restrictions specified in the Hanny Notes, freely transferable on the exercise of the Exchange Rights by the holders of the Hanny Notes; and (c) save for payment of subscription moneys by Hanny for the CEL Notes after Completion, CEL is irrevocably obliged to issue to Hanny or its nominee of the CEL Notes;

(vi) the Subscribers having received in form and substance to their satisfaction (acting reasonably) legal opinions from Hong Kong and Bermuda counsels (in respect of the legality and enforceability of the Subscription Agreements, the Hanny Notes, the subscription agreement relating to the CEL Notes and the CEL Notes under Hong Kong and Bermuda laws respectively) and a legal opinion from United States counsel (to the effect the offer and sale of the CEL Notes by CEL is exempt from the registration requirements of Section 5 of the US Securities Act), each dated the Completion Date;

(vii) if required, an increase of authorised share capital of Hanny to facilitate the issue of the Conversion Shares and the Bermuda Monetary Authority having approved the issue of Shares permitted by such increased authorised capital, the issue of the Hanny Notes and the Conversion Shares and the transferability of the Hanny Notes and the Conversion Shares;

(viii) the warranties made by Hanny in the Subscription Agreements are complete and accurate and not misleading in all material respects when made and shall be true, complete and accurate, and not misleading in all material respects as at Completion as if made at Completion;

(ix) evidence to the satisfaction of the Subscribers that all supervoting shares of CEL in issue have been converted into CEL Shares;

(x) the closing or lapse (whichever is the earlier) of the ITC Offers for the purposes of the Takeovers Code; and

(xi) (if immediately after the close of the ITC Offers, there are insufficient Shares in the hands of the public for the purposes of Rule 8.08(1)(a) of the Listing Rules) Hanny notifying the Subscribers in writing of the day on which the public float has been restored for the purposes of such rule.

The Subscription Agreements are to be completed at the same time and none of the Subscribers are obliged to complete, if all of the other Subscribers do not complete the Subscription under the relevant Subscription Agreements. If any of the above conditions precedent have not been fulfilled or (in respect of the conditions (vi), (viii) and (xi) above) waived by the relevant Subscribers on or before 29th December, 2006 (or such later date as may be agreed by the parties to the Subscription Agreements in writing), then the Subscription Agreements shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreements shall have any claim against or liability or obligation to the other party under the Subscription Agreements.

ITC announced on 2nd August, 2006 that ITC has decided not to proceed with the application of the Whitewash Waiver. The conditions set out in (i)(b) and (iv) above are therefore no longer applicable. ITC will comply with the relevant provisions of the Takeovers Code in respect of any acquisition of voting rights of Hanny on conversion of the ITC Subscriber Notes.

Save for the aforesaid and condition (v), no other conditions have been satisfied or waived as at the Latest Practicable Date.

Completion:

Subject to the fulfilment or waiver of the conditions precedent of the Subscription Agreements above, Completion shall take place on the later of:

(i) the third business day next following the date of fulfilment or waiver of the conditions (as the case may be); and

(ii) a business day to be agreed in writing between Hanny and the Subscribers being a date which falls within 60 days after the date on which the last of the condition precedent being fulfilled, or in the absence of such agreement, the last day of such 60-day period,

or such other date as the parties to the Subscription Agreements may agree in writing.

Termination by the Subscribers

The Subscribers may by prior notice to Hanny terminate the Subscription Agreements at any time prior to payment for the Hanny Notes to Hanny on the Completion Date if:

(i) there develops, occurs or comes into effect:

(a) any event, development or change (whether or not local, national or international or forming part of a series of events, developments or changes occurring or continuing before, on and/or after the date of the Subscription Agreements), including an event or change in relation to or a development of an existing state of affairs of a political, military, industrial, financial, economic, fiscal, regulatory or other nature, whether or not ejusdem generis with any of the foregoing, resulting in a material and adverse change in, or which would be expected to result in a material and adverse change in, political, economic, fiscal, financial, regulatory or stock market conditions in Hong Kong or the United States;

(b) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange or on the OTC Bulletin Board in the United States due to exceptional financial circumstances or otherwise;

(c) any material and adverse change in conditions of local, national or international securities markets;

(d) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the Group which shall materially and adversely affect the business or the financial or trading position of Hanny or CEL;

(e) any suspension of dealings in the Shares for a period exceeding ten (10) business days other than due to the clearance of the Joint Announcement;

(f) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of Hanny; or

(g) the instigation of any litigation or claim of material importance by any third party against any member of the Group which would materially and adversely affect the business, financial or trading position of Hanny,

and which can reasonably be expected, in the opinion of the Subscribers acting reasonably, to have or have had a material adverse effect upon the condition (financial or otherwise) or earnings, business affairs or business prospects of Hanny; or

(ii) there is any breach of any of the warranties made by Hanny as set out in the Subscription Agreements which has come to the knowledge of the Subscribers or any event which has occurred or any matter which has arisen on or after the date of the Subscription Agreements and prior to the Completion which if it had occured or arisen would have rendered any of such warranties untrue, inaccurate or misleading in any material respect or in the opinion of the Subscribers acting reasonably, materially and adversely affect the financial position or business of Hanny; or

(iii) there has been a breach of or failure to perform any of Hanny's obligations in any material respect under the Subscription Agreements.

2. Principal terms of the Hanny Notes

Aggregate principal amount:	US$150 million (equivalent to approximately HK$1,164.9 million)
Initial Conversion Price:	US$0.51 (equivalent to approximately HK$3.96) per Share, subject to customary anti-dilution adjustments in certain events such as share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivatives issues.

The Initial Conversion Price of US$0.51 (equivalent to approximately HK$3.96) per Share represents:

- a premium of approximately 9.2% over the closing price of HK$3.625 per Share as quoted on the Stock Exchange on the Last Trading Date;
- a premium of approximately 3.0% over the average closing price of HK$3.845 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Date; and
- a premium of approximately 6.7% over the closing price of HK$3.71 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

The Initial Conversion Price was determined after arm's length negotiations between the Subscribers and Hanny with reference to the prevailing market price of the Shares before the date of the Joint Announcement.

Interest rate:	1.0% per annum, payable annually in arrears
Maturity:	The fifth anniversary of the date of issue of the Hanny Notes
Redemption:	Unless previously converted or exchanged or redeemed by Hanny, Hanny will redeem the Hanny Notes on the Maturity Date at the redemption amount which is 110% of the principal amount of the Hanny Notes outstanding.

In the event of a change of control of Hanny (where person(s) other than ITC and/or its Concert Parties acquire control of Hanny or the consolidation or merger of substantially all of the assets of Hanny with such person(s)) prior to the Maturity Date, the Noteholders may require Hanny to redeem at the redemption amount which is 110% of the principal amount of the Hanny Notes then outstanding plus interest accrued.

If a listing of CEL Shares on NASDAQ or such other stock exchange as may be approved by the Noteholders holding at least 75% of the principal amount of the CEL Notes outstanding at the time such approval is sought does not take place before expiry of the 30th month next following the date of issue of the Hanny Notes, the Noteholders may within a prescribed period of not shorter than 30 days require Hanny to redeem all but not some of the Hanny Notes at the redemption amount which is 106% of the principal amount of the Hanny Notes then outstanding plus interest accrued.

In the event of the occurrence of events of default specified in the terms and conditions of the Hanny Notes, which include customary events of defaults such as delisting of Shares or prolonged suspension due to default of Hanny and officers, breaches of those terms, insolvency events, cross defaults on other indebtedness payment obligations and non issuance of the CEL Notes within 2 business days after completion of the Hanny Notes issue, the Noteholders may also require Hanny to redeem the principal amount of the Hanny Notes then outstanding plus interest accrued.

Transferability: The Hanny Notes are freely transferable but may not be transferred to a connected person of Hanny (unless the Noteholder is already a connected person and the transferee is its associates) without the prior written consent of Hanny. Hanny undertakes to the Stock Exchange that it will promptly notify the Stock Exchange upon becoming aware of any dealings in the Hanny Notes by any connected persons of Hanny.

Conversion period: Each of the Noteholders shall have the right to convert, on any business day commencing on and excluding the 7th day after the date of issue of the Hanny Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount of US$500,000 or integral multiple thereof) of the principal amount of the Hanny Notes into Shares at the then prevailing conversion price.

Conversion Shares: Upon full conversion of the Hanny Notes at the Initial Conversion Price, an aggregate of 294,117,645 Shares will be issued by Hanny, representing approximately 117.4% of the total issued Shares as at the Latest Practicable Date and approximately 54.0% of the issued Shares as enlarged by such conversion.

Exchange Rights: Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each Noteholder shall have the right to exchange from time to time all or part (in the amount of US$500,000 or integral multiples thereof) of the initial principal amount of its Hanny Notes for the same principal amount of CEL Notes subject to a maximum amount equal to approximately 66.6% of the face value of Hanny Notes held by each Noteholder.

Voting: A Noteholder will not be entitled to receive notice of, attend or vote at any general meetings of Hanny by reason only of it being a Noteholder.

Listing: No application will be made for the listing of the Hanny Notes on the Stock Exchange or any other stock exchange. An application will be made by Hanny for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Hanny Notes.

Ranking: The Hanny Notes will rank pari passu with all other present and future unsecured and un-subordinated obligations of Hanny (including the Existing Hanny Bonds).

The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Hanny Notes will rank pari passu in all respects with all other Shares in issue at the date on which the conversion rights attached to the Hanny Notes are exercised.

SUBSCRIPTION OF THE CEL NOTES

Pursuant to the terms of the Subscription Agreements, Hanny and CEL entered into the CEL Note Subscription Agreement on 29th August, 2006 pursuant to which Hanny agreed to subscribe, and CEL agreed to issue, subject to the fulfilment of certain conditions precedent, the CEL Notes at the subscription price of US$100 million payable in cash on completion. Completion of the CEL Note Subscription Agreement is conditional upon:–

(i) the passing by the requisite majority of Independent Shareholders (if required) in general meeting of all resolutions required to approve the issue of the Hanny Notes, the subscription of the CEL Notes, the transfer of the CEL Notes on exchange of the Hanny Notes and any deemed disposal of the interests in CEL as a result of the exercise of conversion rights by transferees of the CEL Notes;

(ii) the Hanny Notes being issued;

(iii) Hanny having received in form and substance to its satisfaction (acting reasonable) legal opinions from Hong Kong and Bermuda counsels (in respect of the legality and enforceability of the CEL Note Subscription Agreement), a legal opinion from United States counsel (to the effect that the offer and sale of the CEL Notes by CEL is exempt from registration requirements of Section 5 of the US Securities Act) each dated the date of completion of the CEL Note Subscription;

(iv) if required, an increase of authorised share capital of CEL to facilitate the issue of the CEL Shares on conversion of the CEL Notes and the Bermuda Monetary Authority having approved the issue of shares of CEL permitted by such increased authorised capital, the issue and transferability of the CEL Notes and the CEL Shares which fall to be issued on conversion of the CEL Notes; and

(v) the warranties made by CEL in the subscription agreement being true, complete and not misleading in all material respects when made and shall be true, complete and accurate and not misleading in all material respects on completion of the CEL Note Subscription.

The terms of the CEL Notes are substantially the same as those for the Hanny Notes including the principal terms mentioned in section 2 under the paragraph headed "Subscription of the Hanny Notes" above (other than those relating to the Exchange Rights) and save that:–

(a) the principal amount of the CEL Notes is US$100 million (equivalent to approximately HK$776.6 million);

(b) the initial conversion price is US$3.0 per CEL Share;

(c) a change of control of CEL (which gives holders of the CEL Notes the right to seek early redemption of the CEL Notes) is defined to take place if person(s) other than Hanny (instead of ITC) and its Concert Parties acquire control of CEL or the consolidation or merger of substantially all of the assets of CEL with such person(s); and

(d) the terms and conditions of the CEL Notes differ from the Hanny Notes to the extent necessary to comply with applicable laws, regulations and listing rules (changes to be subject to approval in writing by the Subscribers acting reasonably).

Hanny is required under the Subscription Agreements to complete the subscription of the CEL Notes no later than 2 business days (or such longer period as the Subscribers may agree in writing) after Completion.

The initial conversion price of the CEL Notes of US$3.0 per CEL Share represents:

- a premium of approximately 17.6% over the closing price of US$2.55 per CEL Share as quoted on the OTC (over-the-counter) Bulletin Board in the United States on 27th June, 2006, being the date of the Subscription Agreements;

- a premium of approximately 19.8% over the average closing price of US$2.505 per CEL Share as quoted on the OTC (over-the-counter) Bulletin Board in the United States for the last 10 trading days up to and including 27th June, 2006; and

- a premium of approximately 57.9% over the closing price of US$1.90 per CEL Share as quoted on the OTC (over-the-counter) Bulletin Board in the United States on the Latest Practicable Date.

The initial conversion price of the CEL Notes was determined after arm's length negotiations between the Subscribers, Hanny and CEL with reference to the prevailing market price of the CEL Shares before the date of the Joint Announcement. Upon full conversion of the CEL Notes at the initial conversion price of US$3.0 per CEL Share, an aggregate of 33,333,333 CEL Shares will be issued by CEL, representing approximately 369.7% of the total number of issued shares of CEL (assuming the supervoting shares of CEL have been converted into CEL Shares) as at the Latest Practicable Date and approximately 78.7% of the total number of issued shares of CEL as enlarged by such conversion.

Based on the terms of the Hanny Notes and CEL Notes, the expected yield to maturity of each of the Hanny Notes and CEL Notes is approximately 2.89% per annum.

INFORMATION ON CEL

CEL was incorporated in Bermuda on 28th January, 1993 and its common stock are traded on the OTC (over-the-counter) Bulletin Board in the United States. As at the Latest Practicable Date, CEL is interested in approximately 20.29% of Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of the Stock Exchange. Wing On Travel (Holdings) Limited is principally engaged in the business of providing package tours, travel and other related services with branches in Hong Kong, Macau, Canada and the United Kingdom, and hotel operation business. As at the Latest Practicable Date, CEL holds 26% equity interests in Hangzhou Zhongce Rubber Company Limited which is principally engaged in the manufacturing and marketing of tires in the PRC and other countries abroad. Given that the operations of CEL are carried out through its associated companies, no turnover was recorded by CEL for the two years ended 31st December, 2004 and 2005.

The following table sets out a summary of the audited consolidated results of the CEL Group for each of the three years ended 31st December, 2003, 2004 and 2005 prepared in accordance with the accounting principles generally accepted in United States:

	For the year ended 31st December,		
	2005	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	Nil	Nil	2,808,369
(Loss) profit from continuing operations before income taxes and minority interests	(22,241)	181,942	151
Net (loss) income for the year	(26,324)	181,942	(64,541)
Other comprehensive income (expenses)			
– foreign currency translation adjustment relating to an affiliate	3,181	(1,092)	1,636
Comprehensive (loss) income	(23,143)	180,850	(62,905)

The following table sets out a summary of the audited consolidated balance sheet of the CEL Group as at 31st December, 2003, 2004 and 2005 prepared in accordance with the accounting principles generally accepted in United States:

	As at 31st December,		
	2005	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Current assets	133,973	190,418	118,386
Long term assets	550,300	600,908	391,280
Total assets	684,273	791,326	509,666
Total current liabilities	(21,675)	(73,345)	(36,841)
Due to a fellow subsidiary	–	(50,000)	–
Total shareholders' equity	662,598	667,981	472,825

Set out below is the shareholding structure of CEL and its associated companies as at the Latest Practicable Date:


ITC (Note 1)
24.16% (Note 2)
Hanny (Note 1)
58.11% (Note 3)
CEL (Note 4)
20.29%
26%
Wing On Travel (Holdings) Limited (Note 1)
Hangzhou Zhongce Rubber Company Limited

Notes:

1. Listed on main board of the Stock Exchange.

2. Represents indirect shareholdings.

3. Represents indirect shareholdings. As at the Latest Practicable Date, Hanny holds approximately 54.6% effective equity interest and approximately 87.8% effective voting rights in CEL.

4. The common shares of CEL are traded on the OTC (over-the-counter) Bulletin Board in the United States.

REASONS FOR THE SUBSCRIPTION AND THE CEL NOTE SUBSCRIPTION AND RELATED USE OF PROCEEDS

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies listed on the Stock Exchange. Hanny itself is an investment holding company.

Following completion of the disposal of the business of trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media on 28th April, 2006, the Group has been concentrating on the trading of securities, property investment and trading and other strategic investments and the Group continues to explore potential investments to enhance its revenue base.

The net proceeds of approximately US$149 million (equivalent to approximately HK$1,157.1 million) raised from the Subscription are expected to be used by the Group as to US$100 million (equivalent to approximately HK$776.6 million) for the subscription of the CEL Notes and as to US$49 million (equivalent to approximately HK$380.5 million) for working capital and future development purposes. The net proceeds of approximately US$99 million (equivalent to approximately HK$768.8 million) from the issue of CEL Notes are expected to be used by the CEL Group to acquire, subject to entering into appropriate contracts for this purpose, investment properties in China. CEL is at present considering a number of opportunities including a commercial/hotel building complex in Beijing and a commercial/office/hotel building complex in Guangzhou. CEL has been in active negotiations with the vendors regarding the acquisition of the aforesaid investment properties. The potential investment amount for each of the projects is about US$25 million. As at the Latest Practicable Date, CEL has not entered into any definitive agreements for any investment. In the event that the aforesaid projects do not materialise, CEL will consider to invest the proceeds raised from the CEL Note Subscription in other multipurpose/ residential/commercial property projects in the PRC that CEL is currently looking at. In light of these

potential investment opportunities, the Hanny Directors consider the subscription amount of the CEL Notes is appropriate. Riding on the rapid economic development in China with remarkable growth in gross domestic products, demand for properties, in particular commercial and office buildings, in the PRC continues to grow. The Hanny Directors are confident about the prospects of the PRC properties market as a whole. Taking into account the forthcoming 2008 Olympic Games in Beijing which is expected to further boost the PRC economy, the Hanny Directors are positive about the long term potential of the properties market in the PRC, particularly after the austerity measures and policies recently pronounced in May 2006 by the PRC government which help to stabilise the overheated market and benefit its future development. CEL has been involved in the trading and manufacturing business in the PRC for over 10 years and started the PRC property business since June 2004. CEL possesses a team of about three to five persons with experience in the PRC properties industry headed by a professional manager who has over 10 years solid experience in the PRC properties market. Leveraged on the expertise of its professional team, CEL has developed network with business partners to explore investment opportunity in the PRC properties market. Given the aforesaid presence of the CEL Group and the network of its management team in China, the Hanny Directors consider it reasonable for CEL to pursue an expansion plan in the properties market in the PRC. Accordingly, the Hanny Directors are of the view that CEL is a suitable vehicle through which the Group expands its business in properties market in the PRC.

The Hanny Directors are of the view that the issue of the Hanny Notes with conversion feature would strengthen the financial capability of the Group and raise capital for the CEL Note Subscription without immediate dilution in shareholding to existing Shareholders. The Hanny Directors consider that the CEL Note Subscription provides the Group flexibility to acquire further equity interests in CEL should the Hanny Directors consider it appropriate in light of the above intended use of proceeds by the CEL Group and the expansion plan of CEL.

Given that substantial part of the proceeds from the Subscription will be used for the CEL Note Subscription, the exchangeable right into the CEL Notes has been structured into the Hanny Notes to provide the Subscribers an opportunity to leverage on the expansion plan of the CEL Group during the relatively long maturity of the Hanny Notes. The Group can continue to benefit from any positive development of CEL through its reduced shareholding in CEL should the Subscribers exercise their Exchange Rights and conversion rights attached to the CEL Notes. The Hanny Directors consider the terms of the Subscription, the CEL Note Subscription, the Hanny Notes and the CEL Notes are fair and reasonable, and the Subscription and the CEL Note Subscription are in the interests of Hanny and the Shareholders as a whole.

SHAREHOLDING STRUCTURE OF HANNY

Set out below are the shareholding structures of Hanny (i) as at the Latest Practicable Date and immediately upon completion of the Subscription; (ii) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan; (iii) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the Hanny Notes; (iv) upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the ITC Subscriber Notes only; and (v) upon full conversion of the ITC Subscriber Notes only, assuming no other changes to the share capital of Hanny.

	As at the Latest Practicable Date and immediately upon Completion		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the Hanny Notes		Upon full conversion of the Existing Hanny Bonds by ITC and Dr. Chan and upon full conversion of the ITC Subscriber Notes only		Upon full conversion of the ITC Subscriber Notes only	
	Shares	*%*	*Shares*	*%*	*Shares*	*%*	*Shares*	*%*	*Shares*	*%*
ITC *(Note 1)*	60,516,951	24.16	71,179,871	27.23	218,238,694	39.28	218,238,694	53.43	207,575,774	52.22
Dr. Chan *(Notes 1, 2 & 3)*	1,600,000	0.64	1,915,756	0.73	1,915,756	0.34	1,915,756	0.47	1,600,000	0.40
Mr. Chan Kwok Hung *(Note 3)*	1,600,000	0.64	1,600,000	0.61	1,600,000	0.29	1,600,000	0.39	1,600,000	0.40
Mr. Cheung Hon Kit *(Note 3)*	6	-	6	-	6	-	6	-	6	-
Hon. Shek Lai Him, Abraham, *J.P.* *(Note 3)*	32	-	32	-	32	-	32	-	32	-
Cobbleford Limited *(Note 4)*	10,002,653	3.99	10,002,653	3.83	10,002,653	1.80	10,002,653	2.45	10,002,653	2.52
Other Concert Party *(Note 5)*	52,000	0.02	52,000	0.02	52,000	0.01	52,000	0.01	52,000	0.01
ITC and its Concert Parties	73,771,642	29.45	84,750,318	32.42	231,809,141	41.72	231,809,141	56.75	220,830,465	55.55
Dr. Yap, Allan *(Note 2)*	4,850,000	1.94	4,850,000	1.86	4,850,000	0.87	4,850,000	1.19	4,850,000	1.22
Mr. Lui Siu Tsuen, Richard *(Note 2)*	3,350,000	1.34	3,350,000	1.28	3,350,000	0.60	3,350,000	0.82	3,350,000	0.84
Stark Funds	-	-	-	-	127,450,979	22.94	-	-	-	-
Evolution	-	-	-	-	19,607,843	3.53	-	-	-	-
Other public Shareholders	168,483,427	67.27	168,483,427	64.44	168,483,427	30.34	168,483,427	41.24	168,483,427	42.39
Total public Shareholders	168,483,427	67.27	168,483,427	64.44	188,091,270	33.87	168,483,427	41.24	168,483,427	42.39
Total	250,455,069	100.00	261,433,745	100.00	555,551,390	100.00	408,492,568	100.00	397,513,892	100.00

Notes:

(1) As at the Latest Practicable Date, ITC, through its indirect wholly-owned subsidiaries, Famex and Hollyfield Group Limited, was beneficially interested in 60,516,951 Shares. ITC, through Hollyfield Group Limited, also held the Existing Hanny Bonds with face value of HK$95,966,280. Upon full conversion of such Existing Hanny Bonds at the initial conversion price of HK$9.0 per Share, 10,662,920 Shares will be issued to Hollyfield Group Limited. Dr. Chan holds the Existing Hanny Bonds with face value of HK$2,841,810. Upon full conversion of such Existing Hanny Bonds at the initial conversion price of HK$9.0 per Share, 315,756 Shares will be issued to Dr. Chan.

(2) Hanny Directors.

(3) ITC Directors.

(4) Cobbleford Limited is an indirect wholly-owned subsidiary of Hutchison Whampoa Limited.

(5) Mr. Cheung Shu Wan is a sole shareholder of a company which holds 50% interests in a 50%-owned associated company of ITC.

As at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Hanny Notes are to be exercised by ITC. The extent of exercise of the conversion rights attached to the Hanny Notes by ITC would depend on a number of factors such as the future financial position and business prospects of the Group, the market performance of the Shares, and the extent to which the Other Subscribers exercise the conversion rights attached to their Hanny Notes. ITC will comply with the relevant provisions of the Takeovers Code in respect of any acquisition of voting rights of Hanny on conversion of the ITC Subscriber Notes.

Hanny and the Hanny Directors will take appropriate steps to ensure that there will be sufficient public float for the Shares immediately following conversion of the Hanny Notes and at any time during the term of the Hanny Notes.

The Stock Exchange has indicated that should the Subscription be completed, it will closely monitor trading in the Shares if less than 25% of the issued Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the trading of the Shares, or there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares until a sufficient level of public float is attained.

On 1st September, 2006, ITC and Hanny jointly announced that Famex has entered into a conditional agreement on 17th August, 2006 (as supplemented on 28th August, 2006) with the Vendor, an independent third party, regarding an acquisition of 22,812,359 Shares by Famex. Should the aforesaid agreement become unconditional, Famex is required to make a conditional mandatory cash offer to acquire all the issued Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) under Rule 26.1 of the Takeovers Code and to make a comparable offer to the holders of the Existing Hanny Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 13 of the Takeovers Code. Completion of the Subscription Agreements are conditional on the closing or lapse (whichever is the earlier) of the ITC Offers. The shareholding structures of Hanny described above have not taken into account the results of the ITC Offers.

SHAREHOLDING STRUCTURE OF CEL

Set out below is the capital structure of CEL as at the Latest Practicable Date:

	Supervoting common stock – par value of US$0.01 per share	**CEL Shares**
Authorised:	20,000,000 shares	50,000,000 shares
Issued:	3,000,000 shares	6,017,310 shares

Each share of supervoting common stock is entitled to 10 votes whereas each CEL Share is entitled to 1 vote. Save for the difference in voting rights described above, the supervoting common stock of CEL and CEL Shares rank pari passu in all respects including the rights to distribution.

As at the Latest Practicable Date, Hanny, through its subsidiaries, held indirect interests in 3,000,000 shares of supervoting common stock of CEL and an aggregate of 2,239,800 CEL Shares, representing approximately 58.11% of equity interests in CEL. Pursuant to the Subscription Agreements, it is a condition precedent to Completion that all supervoting shares of CEL in issue have to be converted into CEL Shares on a one for one basis. Accordingly, upon Completion and assuming no changes to the share capital of CEL other than the conversion of supervoting shares mentioned above, an aggregate of 9,017,310 CEL Shares will be in issue and Hanny will, through its subsidiaries, be indirectly interested in 5,239,800 CEL Shares, representing approximately 58.11% of the issued share capital of CEL. Upon full conversion of the CEL Notes at initial conversion price of US$3.0 per CEL Share, an aggregate of 33,333,333 CEL Shares will be issued.

Set out below is the capital structure of CEL upon Completion:

	Supervoting common stock – par value of US$0.01 per share	CEL Shares
Authorised:	20,000,000 shares	50,000,000 shares
Issued:	nil	9,017,310 shares

Set out below are the shareholding structures of CEL (i) as at the Latest Practicable Date and taking into account all supervoting shares are converted into CEL Shares; (ii) upon full conversion of the CEL Notes by Hanny at the initial conversion price of US$3.0 per CEL Share; (iii) assuming ITC exercises in full its Exchange Rights to exchange the Hanny Notes into CEL Notes and the CEL Notes held by ITC are fully converted into CEL Shares by ITC; and (iv) assuming the Subscribers exercise in full their Exchange Rights to exchange the Hanny Notes into CEL Notes and upon full conversion of the CEL Notes by the holder(s) thereof (including ITC) at the initial conversion price of US$3.0 per CEL Share into CEL Shares, assuming no other changes to the share capital of CEL.

	As at the Latest Practicable Date and upon Completion		Upon full conversion of the CEL Notes by Hanny at the initial conversion price of US$3.0 per CEL Share		Assuming ITC exercises in full its Exchange Rights to exchange the Hanny Notes into CEL Notes and the CEL Notes held by ITC are fully converted into CEL Shares by ITC		Assuming the Subscribers exercise in full their Exchange Rights to exchange the Hanny Notes into CEL Notes and upon full conversion of the CEL Notes by the holders thereof (including ITC) at the initial conversion price of US$3.0 per CEL Share into CEL Shares	
	CEL Shares	*%*	*CEL Shares*	*%*	*CEL Shares*	*%*	*CEL Shares*	*%*
Hanny	5,239,800	58.11	38,573,133	91.08	5,239,800	20.40	5,239,800	12.37
ITC *(Note 1)*	–	–	–	–	16,666,666	64.89	16,666,666	39.35
Other Subscribers *(Note 2)*	–	–	–	–	–	–	16,666,667	39.35
Other shareholders of CEL	3,777,510	41.89	3,777,510	8.92	3,777,510	14.71	3,777,510	8.93
Total	9,017,310	100.00	42,350,643	100.00	25,683,976	100.00	42,350,643	100.00

Notes:

1. In the event that ITC exercises in full its Exchange Rights to exchange its Hanny Notes into CEL Notes, ITC will hold CEL Notes with principal amount of approximately US$50 million.

2. In the event that the Other Subscribers exercise in full their Exchange Rights to exchange their respective Hanny Notes into CEL Notes, the Other Subscribers will hold CEL Notes with aggregate principal amount of approximately US$50 million.

As at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the Exchange Rights attached to the ITC Subscriber Notes are to be exercised by ITC. The extent of exercise of the Exchange Rights by ITC would depend on a number of factors such as the future financial position and business prospects of the CEL Group, the market performance of the CEL Shares, and the extent to which the Other Subscribers exercise the Exchange Rights. Accordingly, no decision has been made as to whether or when or the extent to which the conversion rights attached to the CEL Notes are to be exercised by ITC. In the event that ITC exercises the conversion rights attached to the CEL Notes, ITC will comply with the relevant provisions in the Listing Rules (including any shareholders' approval requirements if necessary).

DILUTION EFFECT ON SHAREHOLDERS

In view of the future dilution on existing Shareholders as a result of the exercise of the conversion rights attaching to the Hanny Notes, Hanny will keep the Shareholders informed of the level of dilution and details of conversion as follows:

(i) Hanny will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange after Completion. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

  (a) whether there is any conversion of the Hanny Notes during the relevant month. If there is a conversion, details thereof, including the conversion date, number of new Shares issued, conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

  (b) the number of outstanding Hanny Notes after the conversion, if any;

  (c) the total number of new Shares issued pursuant to other transactions during the relevant month, including new Shares issued pursuant to exercise of options under any share option scheme(s) of Hanny (if any);

  (d) the total issued share capital of Hanny as at the commencement and the last day of the relevant month; and

(ii) in addition to the Monthly Announcement, if the cumulative amount of new Shares issued pursuant to the conversion of the Hanny Notes reaches 5% of the issued share capital of Hanny as disclosed in the last Monthly Announcement or any subsequent announcement made by Hanny in respect of the Hanny Notes (as the case may be) (and thereafter in a multiple of such 5% threshold), Hanny will make an announcement on the website of the Stock Exchange including details as stated in (i) above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement in respect of the Hanny Notes (as the case may be) up to the date on which the total amount of Shares issued pursuant to the conversion amounted to 5% of the issued share capital of Hanny as disclosed in the last Monthly Announcement or any subsequent announcement made by Hanny in respect of the Hanny Notes (as the case may be).

SUMMARY OF EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not conducted any other equity fund raising activities in the past twelve months before the date of the Joint Announcement.

IMPLICATIONS OF THE LISTING RULES

The Subscription and the connected transaction in relation to the ITC Subscription:

ITC, through its indirect wholly-owned subsidiaries, is a substantial Shareholder holding approximately 23.31% of the total issued Shares as at the date of the ITC Subscription Agreement and therefore ITC is a connected person of Hanny pursuant to the Listing Rules. Accordingly, the issue of the ITC Subscriber Notes by Hanny to ITC under the ITC Subscription Agreement constitutes a connected transaction of Hanny pursuant to the Listing Rules. The Subscription Agreements are to be completed at the same time and none of the Subscribers are obliged to complete, if all of the other Subscribers do not complete the Subscription under the relevant Subscription Agreements. On this basis, the Subscription Agreements are subject to the approval of the Independent Shareholders at the SGM at which voting on the relevant resolution will be taken by poll. As at the Latest Practicable Date, Dr. Chan is interested in approximately 34.99% of the issued ordinary share capital of ITC and approximately 0.64% of the issued share capital of Hanny. Based on the above and taking into account the Vendor's proposed disposal of the Sale Shares to Famex, ITC, Dr. Chan, the Vendor and their respective associates will abstain from voting at the SGM on the relevant resolution in relation to the Subscription Agreements.

Major transaction in relation to the CEL Note Subscription:

The CEL Note Subscription contemplated under the Subscription Agreements constitutes a major transaction for Hanny under the Listing Rules. The CEL Note Subscription is subject to the approval of the Independent Shareholders at the SGM. In the event that Hanny exercises the conversion rights attached to the CEL Notes, Hanny will comply with the relevant provisions in the Listing Rules (including any Shareholders' approval requirements if necessary). At present, Hanny has no intention to exercise the conversion rights attached to the CEL Notes. By virtue of ITC and Dr. Chan's interests in the Subscription Agreements and the Vendor's interests in the proposed disposal of the Sale Shares to Famex, ITC, Dr. Chan, the Vendor and their respective associates will be required to abstain from voting at the SGM on the relevant resolution in relation to the CEL Note Subscription. To the best knowledge of the Hanny Directors, none of the shareholders of CEL has any Shares as at the Latest Practicable Date.

Major transaction in relation to the deemed disposal of interests in CEL:

As set out in the shareholding structure of CEL above, assuming the Noteholders exercise in full their Exchange Rights and upon full conversion of the CEL Notes so exchanged into CEL Shares by the Noteholders, the equity interests of Hanny (through its subsidiaries) in CEL will decrease from approximately 58.11% to 12.37%. Such allotment of CEL Shares to the Subscribers give rise to a deemed disposal of Hanny's interests in CEL pursuant to Rule 14.29 of the Listing Rules. The Deemed Disposal constitutes a major transaction for Hanny under the Listing Rules and is subject to the approval by the Independent Shareholders at the SGM. By virtue of ITC and Dr. Chan's interests in the Subscription Agreements and the Vendor's interests in the proposed disposal of the Sale Shares to Famex, ITC, Dr. Chan, the Vendor and their respective associates will be required to abstain from voting on the relevant resolution in relation to the Deemed Disposal.

FINANCIAL EFFECTS OF THE SUBSCRIPTION, THE CEL NOTE SUBSCRIPTION AND THE DEEMED DISPOSAL

Set out in Appendix II to this circular is the unaudited pro forma financial information of the Group which illustrates the financial impact of the Subscription, the CEL Note Subscription and the Deemed Disposal on the assets and liabilities of the Group, assuming the Subscription, the CEL Note Subscription and the Deemed Disposal had been completed as at 31st March, 2006.

As shown in the unaudited pro forma financial information of the Group in Appendix II to this circular, the Subscription, the CEL Subscription and the Deemed Disposal would not have material impact on the consolidated net assets of the Group. However, an estimated loss of approximately HK$219.8 million would be incurred as a result of the Deemed Disposal. Such loss is represented by the difference between 54.6% of the net asset value of CEL before conversion of the CEL Notes and 11.63% of the net asset value of CEL after full conversion of the CEL Notes. Given such loss only represents an accounting book loss with no effect on the cash flow position of the Group and taking into account the fact that the Deemed Disposal forms part and parcel of the fund raising exercises and having considered the benefits of the issue of the Hanny Notes and the CEL Note Subscription as mentioned above, the Hanny Directors consider the loss arising from the Deemed Disposal is acceptable in the circumstances.

PROSPECTS OF THE GROUP

Following the completion of the disposal of the business of trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media in April 2006 and the acquisition a 98.92% stake in GDI which serves as an investment vehicle for the Company in projects in Asia and mainland China, the diverse business coverage of the Group and its associates includes property development and trading, manufacturing and marketing of tires and package material, sand mining, business of providing tour, travel, hotel business, health care business, entertainment and pay TV, trading and distribution of household consumer products, and investment holding. The Group would continue to explore potential investments to enhance its revenue base, including investments in associated companies listed on the various stock exchanges and long-term convertible notes issued by listed companies.

The proceeds from the issue of the Hanny Notes provide the Group with the necessary financial resources for the subscription of the CEL Notes, working capital and future development purposes while the proceeds from the issue of CEL Notes are expected to be used to acquire investment properties in China by the CEL Group. In view of the rapid economic development in China with remarkable growth in gross domestic products, the Hanny Directors are confident about the prospects of the PRC market as a whole and consider that the subscription of the CEL Notes is appropriate as it provides the Group with flexibility to acquire further equity interests in CEL should the Hanny Directors consider it appropriate. The Hanny Directors are confident that the Group would continue to contribute to the value of Shareholders in future.

INDEPENDENT ADVICE

An Independent Board Committee has been constituted by Hanny to advise the Independent Shareholders and Hercules has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the ITC Subscription Agreement and the transactions contemplated thereunder, including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal.

SGM

The SGM will be held to consider and, if thought fit, approve the necessary resolution in respect of (i) the transactions contemplated in the Subscription Agreements including the issue of the Hanny Notes and the Conversion Shares which fall to be issued and allotted on exercise of conversion rights attached to the Hanny Notes; (ii) the CEL Note Subscription; and (iii) the Deemed Disposal. As at the Latest Practicable Date, Dr. Chan is interested in approximately 34.99% of the issued ordinary share capital of ITC and approximately 0.64% of the issued share capital of Hanny. Based on the above and taking into account the Vendor's proposed disposal of the Sale Shares to Famex, ITC, Dr. Chan, the Vendor and their respective associates will abstain from voting on the relevant resolution in relation to the Subscription Agreements, the CEL Note Subscription and the Deemed Disposal. The relevant resolution will be conducted by way of poll at the SGM.

A notice convening the SGM, at which an ordinary resolution will be proposed to approve the Subscription Agreements, the CEL Note Subscription and the Deemed Disposal, is set out on pages 158 to 159 of this circular.

If you are not able to attend the SGM, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

RECOMMENDATION

The Independent Board Committee, after taking into account the advice from Hercules, considers that the terms of the ITC Subscription Agreement and the transactions contemplated thereunder, including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal are fair and reasonable, and the ITC Subscription, the CEL Note Subscription and the Deemed Disposal are in the interests of the Company and the Shareholders as a whole and accordingly recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the ITC Subscription Agreement and the transactions contemplated thereunder including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal.

The text of the letter from the Independent Board Committee is set out on page 26 of this circular. The text of the letter from Hercules containing its advice to the Independent Board Committee and the Independent Shareholders and the principal factors and reasons which it has taken into account in arriving at its advice is set out on pages 27 to 46 of this circular.

The Hanny Directors consider that the Subscription, the CEL Note Subscription and the Deemed Disposal are in the interests of the Company and the Shareholders as a whole and accordingly recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM.

FURTHER INFORMATION

Your attention is drawn to the text of the letters from the Independent Board Committee, Hercules and the additional information set out in the appendices to this circular.

Yours faithfully,
for and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the ITC Subscription Agreement and the transactions contemplated thereunder including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal:


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

8th September, 2006

To the Independent Shareholders

Dear Sir or Madam,

ISSUE OF CONVERTIBLE NOTES, CONNECTED TRANSACTION INVOLVING ISSUE OF CONVERTIBLE NOTES TO ITC CORPORATION LIMITED, MAJOR TRANSACTION IN RELATION TO SUBSCRIPTION OF CONVERTIBLE NOTES OF CHINA ENTERPRISES LIMITED AND POSSIBLE MAJOR TRANSACTION IN RELATION TO DEEMED DISPOSAL OF INTERESTS IN CHINA ENTERPRISES LIMITED

We have been appointed as members of the Independent Board Committee to advise you in connection with the ITC Subscription Agreement, the CEL Note Subscription and the Deemed Disposal, details of which are set out in the Letter from the Board contained in the circular (the "Circular") of the Company dated 8th September, 2006. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

Having taken into account the advice and recommendation of Hercules as set out on pages 27 to 46 of the Circular, we are of the opinion that the terms of the ITC Subscription Agreement and the transactions contemplated thereunder, including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal are fair and reasonable so far as the Independent Shareholders are concerned, and the ITC Subscription, the CEL Note Subscription and the Deemed Disposal are in the interests of the Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the ITC Subscription Agreement and the transactions contemplated thereunder including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal.

Yours faithfully,

Kwok Ka Lap, Alva **Wong King Lam, Joseph** **Sin Chi Fai**

Independent Board Committee

The following is the full text of a letter of advice prepared by Hercules to the Independent Board Committee and the Independent Shareholders for the purpose of inclusion in this circular:

Hercules
Hercules Capital Limited

1503 Ruttonjee House
11 Duddell Street
Central
Hong Kong

8th September, 2006

*To the Independent Board Committee and
the Independent Shareholders*

Dear Sirs,

**ISSUE OF CONVERTIBLE NOTES,
CONNECTED TRANSACTION INVOLVING ISSUE OF
CONVERTIBLE NOTES TO ITC CORPORATION LIMITED,
MAJOR TRANSACTION
IN RELATION TO SUBSCRIPTION OF CONVERTIBLE NOTES OF
CHINA ENTERPRISES LIMITED
AND
POSSIBLE MAJOR TRANSACTION IN RELATION TO
DEEMED DISPOSAL OF INTEREST IN CHINA ENTERPRISES LIMITED**

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to the terms of the ITC Subscription Agreement and the transactions which it contemplates, including the ITC Subscription, the CEL Note Subscription and the Deemed Disposal (together the "Transactions"), details of which are set out in the Letter from the Board contained in the circular dated 8th September, 2006 to the Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter have the same meanings as defined elsewhere in the Circular unless the context requires otherwise.

On 6th July, 2006, the Company and ITC jointly announced, *inter alia*, that the Company proposes to raise approximately US$150 million before expenses by way of an issue of the Hanny Notes to five subscribers, including ITC, a substantial Shareholder. ITC is a connected person under the definition of the Listing Rules and, accordingly, the issue of the ITC Subscriber Notes by the Company under the ITC Subscription Agreement constitutes a connected transaction for the Company.

Under the ITC Subscription Agreement, the Company is required to enter into an agreement in relation to subscription of the CEL Notes as soon as practicable after signing of the ITC Subscription Agreement. The Company entered into the CEL Note Subscription Agreement with CEL on 29th August, 2006 for the Subscription of the CEL Notes. The CEL Note Subscription constitutes a major transaction for the Company under the Listing Rules.

In the event the holders of the Hanny Notes exercise in full their Exchange Rights and fully convert the CEL Notes so exchanged into CEL Shares, the Company's indirect interests in CEL will decrease from approximately 58.11% to 12.37%. Such allotment of CEL Shares to the Subscribers will give rise to a deemed disposal of the Company's interests in CEL pursuant to Rule 14.29 of the Listing Rules.

On 30th August, 2006, a supplemental agreement was entered into between the Company and ITC pursuant to which the ITC Subscription Agreement is amended to the effect that, *inter alia*, completion of the ITC Subscription Agreement is conditional on the closing or lapse (whichever is earlier) of the ITC Offers.

The ITC Subscription Agreement (as supplemented by the supplement agreement dated 30th August, 2006) and the Transactions are therefore subject to approval by the Independent Shareholders, by way of poll, at the SGM. The Independent Board Committee, comprising all the independent non-executive Hanny Directors, namely Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai, has been constituted to consider the terms of the ITC Subscription Agreement and the Transactions and to advise the Independent Shareholders. We have been engaged to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the ITC Subscription Agreement and the Transactions it contemplates are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and whether the Independent Shareholders should vote in favour of the resolution regarding the ITC Subscription Agreement at the SGM.

In formulating our recommendations, we have reviewed, *inter alia*, the Circular and certain related agreements and certain publicly available financial statements and other business and financial information relating to the Company and CEL. We have also reviewed certain information provided by management of the Group in relation to the investment properties under consideration by CEL. We have also considered the terms of the Hanny Notes with those issued by other companies that we deemed relevant. We have reviewed the CEL Share price performance from 6th July, 2005 and up to the Latest Practicable Date. We have assumed that such information and statements, and any representations made to us, are true, accurate and complete in all material respects as of the date hereof and we have relied upon them in formulating our opinion. We have also assumed that all information, opinions and representations contained or referred to in the Circular are true, accurate and complete in all material respects as at the date of the Circular, and will continue to be so at the date of the SGM, and that they may be relied upon in formulating our opinion. The Hanny Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no material facts not contained in the Circular, the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have taken all reasonable steps as required under Rule 13.80 of the Listing Rules to ascertain the reliability of the information provided to us and to form our opinion. We have no reason to suspect that any material information has been withheld by the Hanny Directors or management of the Group, or is misleading, untrue or inaccurate. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED

The principal factors and reasons that we have taken into consideration in arriving at our opinion are set out as follows:

I. Use of proceeds and reasons for the issue of the Hanny Notes and the CEL Note Subscription

A. Use of proceeds

As stated in the Letter from the Board, the Company intends to use the net proceeds of approximately US$149 million (equivalent to approximately HK$1,157.1 million) raised from the issue of the Hanny Notes as follows:

(i) US$100 million (equivalent to approximately HK$776.6 million) for the subscription of the CEL Notes; and

(ii) US$49 million (equivalent to approximately HK$380.5 million) for working capital and future development purposes.

The net proceeds of approximately US$99 million (equivalent to approximately HK$768.8 million) from the issue of CEL Notes are expected to be used in full by the CEL Group to acquire investment properties in major cities of China. CEL is at present considering a number of opportunities including a redevelopment site for commercial/hotel building complex in Beijing and a commercial/office/hotel building complex in Guangzhou. As noted in the Letter from the Board, CEL has been in active negotiations with the vendors on the acquisition of the aforesaid investment properties and is expected to invest approximately US$25 million (equivalent to RMB200 million) in each of the aforesaid properties. In the event that the negotiations are unsuccessful, CEL will consider to invest the proceeds raised from the CEL Note Subscription in other multipurpose/residential/commercial property projects in the PRC that are currently under consideration.

B. Rationale

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments, including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies listed on the Stock Exchange. The Group continues to explore potential investments to enhance its revenue base.

As stated in the Letter from the Board, riding on the rapid economic development in China with remarkable growth in gross domestic products, demand of properties, in particular, commercial and office buildings continues to grow, the Hanny Directors are confident about the prospects of the PRC property market as a whole. Taking into account the forthcoming 2008 Olympic Games in Beijing which are expected to further boost the PRC economy, the Hanny Directors are positive about the long term potential of the PRC property market, particularly after the PRC government pronounced the austerity measures and policies in May 2006 to help to stabilise the overheated market and benefit its future development.

We understand that since May 2006 the PRC government has launched a series of new loan, tax, monetary and land policies to cool an overheated real estate market. New regulations were approved by the State Council to curb foreign capital inflows into the real estate market. The new regulations include raising capital requirements, limiting market access based on tenure in China, tightening property lending, raising down payment ratio and income tax levies, and banning loans to property developers with less than 35% self-financing. Foreign-funded property developers investing more than US$10 million in PRC property projects are required to have registered capital of at least half their planned investments. Foreign investors who fail to obtain the relevant official land-use certificates or who have not paid up their registered capital are not allowed to borrow. These new regulations make financing property purchases more difficult.

The new policies also tighten controls on overseas investments in the property development sector. To engage in the property development business, overseas investors will have to register a new company in the PRC and apply for property development licences according to Chinese law. Overseas investors who wish to takeover or acquire stakes in PRC property companies will have to pay the consideration from their capital reserves in one lump sum.

As noted in CEL's 2005 annual report, apart from the equity interests in Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Company Limited, CEL also owns the entire interest in a property development project in Shanghai which was acquired in 2004. Based on the property valuation report contained in the composite offer and response document dated 26th May, 2006 jointly issued by the Company, Well Orient Limited and

Group Dragon Investments Limited, the property development project in Shanghai is under construction and the 24-storey building erected thereon is designated for serviced apartment use and has a total gross floor area of approximately 37,060.43 square meters. As stated in the Letter from the Board, CEL has been involved in trading and manufacturing businesses in the PRC for over 10 years and started the PRC property business since June 2004. CEL possesses a team of about three to five persons with experience in the PRC property industry headed by a professional manager who has over ten years of solid experience in the PRC property market and leveraging on the expertise of its professional team, CEL has developed a network with business partners to explore investment opportunities in the PRC property market. As at the Latest Practicable Date, CEL is the only subsidiary of the Company that has a well-established presence in the PRC property market. Given the aforesaid presence of the CEL Group and the network of its management team in China, the Hanny Directors consider it reasonable for CEL to pursue an expansion plan in the PRC property market and we concur with the view of the Hanny Directors that CEL is a suitable vehicle through which the Group expands its business in the PRC property market.

The Hanny Directors are of the view that the issue of the Hanny Notes with conversion feature will strengthen the financial capability of the Group and raise capital for the CEL Note Subscription without immediate dilution in shareholding to existing Shareholders. The Hanny Directors consider that the CEL Note Subscription provides the Group with flexibility to acquire further equity interests in CEL should and when the Hanny Directors consider appropriate in light of the intended use of proceeds by the CEL Group and the expansion plan of CEL.

C. Alternate means of financing

We were advised by the Hanny Directors that they had considered and explored various methods of financing other than the issue of the Hanny Notes and the CEL Note Subscription. The Hanny Directors are of the view that the issue of the Hanny Notes and the CEL Note Subscription are in the interests of the Company and the Shareholders as a whole because:

(i) a rights issue or open offer would take too long to arrange compared with the issue of the Hanny Notes and would require more cash outlay;

(ii) a placing of new Shares would cause immediate dilution to the Shareholders; and

(iii) the Group's gearing ratio (calculated as borrowings over shareholders' funds) was 38.6% as of 31st March, 2006 compared to 16.2% as of 31st March, 2005, further bank borrowings may require a pledge of the Group's assets and would increase the Group's gearing level and interest expenses, and adversely affect the Group's earnings.

In view of the above, and having considered the following factors:

(i) the issue of the Hanny Notes does not cause immediate dilution to the Shareholders;

(ii) the issue of the Hanny Notes would provide the Company with immediate funding with smaller interest expense burden on the Group compared to bank borrowings;

(iii) in the event that the Hanny Notes are converted, the capital base of the Company will be enlarged, the net asset value and the gearing position of the Group will be improved and the financial position of the Group will be further strengthened; and

(iv) in case the Hanny Notes are exchanged into CEL Notes, the Group would be able to reduce cash outlay as the Group would not be required to redeem about two-thirds of the principal amount of the Hanny Notes;

we are of the view that the issue of the Hanny Notes is a preferred method compared to other means of financing to raise funding for the Group to subscribe for the CEL Notes and for working capital and future development purposes. Given CEL is a 54.6% owned subsidiary of the Company, we consider that the CEL Note Subscription is a prudent means for the Group to finance its expansion in the PRC property market via CEL as the Company would have the option to increase its shareholding in CEL or require CEL to redeem the CEL Notes at maturity. We concur with the view of the Hanny Directors that the issue of the Hanny Notes with conversion feature would strengthen the financial capability of the Group and the CEL Note Subscription provides the Group with flexibility to acquire further equity interests in CEL should and when the Hanny Directors consider appropriate.

II. The ITC Subscription Agreement (as supplemented by the supplemental agreement dated 30th August, 2006)

Pursuant to the ITC Subscription Agreement, the Company has conditionally agreed to issue to ITC the ITC Subscriber Notes. The conditions precedent to completion of the ITC Subscription Agreement must be satisfied or waived on or before 29th December, 2006 or such later date as may be agreed by the parties.

Save for the principal value of the Hanny Notes to be subscribed and the identity of the Subscribers, the principal terms of each of the Subscription Agreements (including the ITC Subscription Agreement) are identical. The Subscription Agreements are to be completed at the same time and none of the Subscribers are obliged to complete, if all of the other Subscribers do not complete the Subscription under the relevant Subscription Agreements.

A. Principal terms of the ITC Subscriber Notes

The ITC Subscriber Notes will carry a fixed rate of interest of 1.0% per annum and can be converted into the Conversion Shares at the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Share during the conversion period. The ITC Subscriber Notes are freely transferable (but may not be transferred to a connected person of the Company without the prior consent of the Company) and are exchangeable at the option of the holders thereof into CEL Notes (subject to a maximum amount equal to approximately 66.6% of the face value of ITC Subscriber Notes held by each Noteholder) at any time during the term of the ITC Subscriber Notes. The ITC Subscriber Notes will be redeemed on the Maturity Date at a redemption price of 110% of the principal amount of the ITC Subscriber Notes outstanding. In the event that a listing of CEL Shares on NASDAQ or such other stock exchange (as may be approved by the Noteholders holding at least 75% of the principal amount of the CEL Notes outstanding at the time such approval is sought) does not take place before expiry of the 30th month next following the date of issue of the ITC Subscriber Notes, the holders thereof may require the Company to redeem all but not some of the ITC Subscriber Notes at the redemption amount which is 106% of the principal amount of the ITC Subscriber Notes then outstanding plus interest accrued. The ITC Subscriber Notes form part of the Hanny Notes and a summary of the principal terms of the Hanny Notes is contained in the Letter from the Board.

In assessing the reasonableness of the terms of the ITC Subscriber Notes, we have identified, to the best of our knowledge, from the website of the Stock Exchange and reviewed for reference purpose the terms of other five-year term unlisted, unsecured, unguaranteed convertible bonds/notes (the "5-year Term Comparables") announced to be issued or already issued by companies listed on the main board of the Stock Exchange since 1st April, 2006 and up to the date of the Joint Announcement. Details of the 5-year Term Comparables are summarised in Table 1 below:

Table 1 – Terms of the 5-year Term Comparables

5-year Term Comparables (stock code)	Date of announcement	Principal amount	Life	Coupon	Redemption price at maturity	YTM	Premium (Discount) of conversion price over (to) the closing price on the last trading day
			years		%	%	% *(Note 1)*
Hon Po Group (Lobster King) Limited (228)	7th April, 2006	HK$5,000 million	5	0.0%	100.0%	0.0%	320.2% *(Note 2)*
		HK$3,955 million *(Note 4)*	5	0.0%	100.0%	0.0%	572.3% *(Note 2)*
SEEC Media Group Limited (205)	25th April, 2006	US$10 million	5	2.0%	138.5%	8.5%	14.1%
Capital Strategic Investment Limited (497)	18th May, 2006	HK$133 million	5	1.5% *(Note 3)*	110.0%	3.4%	9.4%
Daido Group Limited (544)	7th June, 2006	HK$104.4 million	5	0.0%	100.0%	0.0%	(3.3)%
China Water Affairs Group Limited (855)	26th June, 2006	HK$300 million	5	2.5%	126.4%	7.0%	13.6%
Maximum						**8.5%**	**572.3%**
Minimum						**0.0%**	**(3.3)%**
Average						**3.1%**	**154.4%**
The Company	6th July, 2006	US$150 million	5	1.0%	110.0%	2.9%	9.2%

Notes:

1. Based on the initial conversion price.
2. Based on the closing price of the shares on the last full trading day.
3. It is not indicated in the announcement whether interest is payable semi-annually or annually. We have assumed interest is paid annually for computation of the YTM.
4. Subject to exercise of a call option.

(i) Analysis of the yield to maturity

The ITC Subscriber Notes carry a coupon of 1.0% per annum and are redeemable at maturity at 110%, giving a yield to maturity ("YTM") of approximately 2.9%.

As indicated in Table 1, the YTM of the 5-year Term Comparables range from 0 to 8.5%, with an average of approximately 3.1%. The YTM of the ITC Subscriber Notes is lower than the 5-year Term Comparables and is therefore in the interests of the Company and the Shareholders as a whole.

In addition, we have compared the YTM of the ITC Subscriber Notes with (i) the best lending rate offered in Hong Kong; and (ii) the past borrowing rate of the Group.

As at the Latest Practicable Date, the best lending rate offered by The Hongkong and Shanghai Banking Corporation is about 8% per annum which is higher than the YTM of the ITC Subscriber Notes.

Table 2 below sets out the Group's interest-bearing borrowings attributed to the continuing operations as at 31st March, 2006 and the effective interest rate thereof.

Table 2: Effective interest rate of the Group's interest-bearing borrowings as at 31st March, 2006

Interest-bearing borrowings	Amount *HK$'000*	Effective interest rate
Bank loan and other loan	687,322	18% for fixed-rate borrowings 5.03% to 10% for variable-rate borrowings
Bank overdrafts	33,187	5.25% to 8.0%

Source: Company's 2006 annual report

As illustrated above, the YTM of the ITC Subscriber Notes is substantially lower than the effective interest rates of the Group's interest-bearing borrowings as at 31st March, 2006.

(ii) Analysis of the Initial Conversion Price

As stated in the Letter from the Board, the Initial Conversion Price was determined after arm's length negotiations between the parties with reference to the prevailing market price of the Shares before the date of the Joint Announcement.

The Initial Conversion Price of US$0.51 (equivalent to approximately HK$3.96) per Share represents:

- a premium of approximately 9.2% over the closing price of HK$3.625 per Share quoted on the Stock Exchange on the Last Trading Date;
- a premium of approximately 3.0% over the average closing price of HK$3.845 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Date; and

- a premium of approximately 6.7% over the closing price of HK$3.71 per Share quoted on the Stock Exchange on the Latest Practicable Date.

The initial conversion prices of the 5-year Term Comparables to their respective closing prices on the last trading day range from a discount of approximately 3.3% to a premium of approximately 572.3%. The premium represented by the Initial Conversion Price to the closing price of HK$3.625 per Share on the Last Trading Date of 9.2% therefore falls within the prevailing market range.

We note that the premium represented by the Initial Conversion Price to the closing price of HK$3.625 per Share on the Last Trading Date of 9.2% falls short of the average of the 5-year Term Comparables of approximately 154.4% but is close to the median of 13.9%. Given the average of the 5-year Term Comparables is highly skewed by the data of Hon Po Group (Lobster King) Limited, we consider it an inappropriate indicator for comparison purposes.

(iii) Analysis of the Exchange Rights

Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each Noteholder shall have the right to exchange from time to time all or part (in the amount of US$500,000 or integral multiples thereof) of the initial principal amount of its Hanny Notes for the same principal amount of CEL Notes subject to a maximum amount equal to approximately 66.6% of the face value of Hanny Notes held by each Noteholder.

As stated in the Letter from the Board, given that a substantial part of the proceeds from the Subscription will be used for the CEL Note Subscription, the exchangeable right into the CEL Notes has been structured into the Hanny Notes to provide the Subscribers with an opportunity to leverage on the expansion plan of the CEL Group during the relatively long maturity of the Hanny Notes. The Group can continue to benefit from any positive development of CEL through its reduced shareholding in CEL should the Subscribers exercise their Exchange Rights and conversion rights attached to the CEL Notes.

Given (i) the Exchange Rights provide an incentive for the Subscribers to enter into the Subscription Agreements for the Subscription; (ii) the exchange ratio of Hanny Notes for CEL Notes equals to the ratio of the expected amount to be applied for the CEL Note Subscription to total proceeds raised from the Subscription; and (iii) the exchange rights attached to the ITC Subscriber Notes are identical to that of the Hanny Notes issued to Other Subscribers, we consider the Exchange Rights to be fair and reasonable.

(iv) Early redemption option if CEL fails to become listed within 30 months

Noteholders are entitled to require the Company to redeem the whole of their holding of Hanny Notes at the redemption amount which is 106% of the principal amount of the Hanny Notes then outstanding plus interest accrued if a listing of CEL on NASDAQ or such other stock exchange does not take place before expiry of the 30th month next following the date of issue of the Hanny Notes.

We have been advised by the Hanny Directors although it is their intention that CEL would seek floatation in 2009, there are no concrete plan for the listing of CEL on NASDAQ or other stock exchange as at the Latest Practicable Date. Assuming the Hanny Notes will be redeemed at the redemption amount of 106% of their principal amount on the date falling 30 months after the issue of the Hanny Notes, the YTM of the Hanny Notes will be 3.34%.

Set out in Table 3 are the terms of two to three-year term unlisted, unsecured, unguaranteed convertible bonds/notes (the "2 to 3-year Term Comparables") announced to be issued or already issued by companies listed on the main board of the Stock Exchange since 1st April, 2006 and up to the date of the Joint Announcement:

Table 3 – Terms of 2 to 3-year Term Comparables

2 to 3-year Term Comparables (stock code)	Date of announcement	Principal amount	Life	Coupon	Redemption price at maturity	YTM	Premium (Discount) of conversion price over (to) the closing price on the last trading day
			years		%	%	% *(Note 10)*
Deson Development International Holdings Limited (262)	6th April, 2006	HK$15.75 million	3	4.0%	120.0%	6.3%	9.8%
Heritage International Holdings Limited (412)	6th April, 2006	HK$300 million	3	0.0%	120.0%	6.3%	(10.7)%
Yue Da Holdings Limited (629)	7th April, 2006	HK$75 million	3	3.5%	100.0%	3.5%	(11.1)% *(Note 3)* 11.1% *(Note 4)* 33.3% *(Note 5)*
Get Nice Holdings Limited (64)	20th April, 2006	HK$200 million	3	4.0%	110.0%	7.1%	3.0%
China Sci-Tech Holdings Limited (985)	21st April, 2006	HK$49.8 million	3	5.0%	100.0%	5.0%	11.5%
LeRoi Holdings Limited (221)	24th April, 2006	HK$3 million *(Note 6)*	3	6.5%	100.0%	6.5%	(42.0)%
Solartech International Holdings Limited (1166)	25th April, 2006	US$10 million	2	0.0%	100.0%	0.0%	2.8% *(Note 2)*
Uni-Bio Science Group Limited (690)	26th April, 2006	HK$114 million	3	0.0%	110.0%	3.2%	(50.0)%
CCT Telecom Holdings Limited (138)	28th April, 2006	HK$30 million	3	0.0%	100.0%	0.0%	(2.6)%
Golden Harvest Entertainment (Holdings) Limited (1132)	8th May, 2006	HK$20 million	2	4.0%	104.0%	5.9%	25.7%

2 to 3-year Term Comparables (stock code)	Date of announcement	Principal amount	Life	Coupon	Redemption price at maturity	YTM	Premium (Discount) of conversion price over (to) the closing price on the last trading day
			years		%	%	% *(Note 10)*
Chinese People Gas Holdings Company Limited (681)	10th May, 2006	US$40 million	3	2.0%	106.0%	3.9%	9.1% *(Note 7)*
PYI Corporation Limited (498)	12th May, 2006	RMB120 million	3	0.0%	114.2%	4.5%	30.8% *(Note 1)*
Shanghai Merchants Holdings Limited (1104)	15th June, 2006	HK$2 million	2	prime rate *(Note 8)*	100.0%	8.0% *(Note 9)*	(42.3)%
China Unicom Limited (762)	20th June, 2006	US$1,000 million	3	0.0%	104.3%	1.4%	28.8% *(Note 1)*
Mei Ah Entertainment Group Ltd. (391)	29th June, 2006	HK$100 million	3	4.0%	106.0%	5.9%	8.6%
K.P.I. Company Limited (605)	4th July, 2006	HK$93 million	2	0.0%	113.0%	6.3%	45.5%
Maximum						**8.0%**	**45.5%**
Minimum						**0.0%**	**(50.0)%**
Average						**4.5%**	**3.4%**
The Company	6th July, 2006	US$150 million	2.5	1.0%	106.0%	3.3%	9.2%

Notes:

1. Based on the closing price of the share as at the date of announcement as the shares had not been suspended for trading prior to the release of the announcement.

2. Based on the closing price of the shares on the last full trading day.

3. Based on the conversion price for the 1st conversion period.

4. Based on the conversion price for the 2nd conversion period.

5. Based on the conversion price for the 3rd conversion period.

6. Being the initial amount and excluding the option for the issue of additional convertible notes.

7. It is not indicated in the announcement whether interest is payable semi-annually or annually. We have assumed interest is paid annually for computation of the YTM.

8. The prime interest rate for Hong Kong dollars as quoted by the Hongkong and Shanghai Banking Corporation Hong Kong branch from time to time.

9. Calculated based on the prime interest rate for Hong Kong dollars as quoted by the Hongkong and Shanghai Banking Corporation Hong Kong branch of 8.0% as at the Latest Practicable Date.

10. Based on the initial conversion price.

As indicated in Table 3, the YTM of the 2 to 3-year Term Comparables range from 0 to 8.0%, with an average of approximately 4.5%. The YTM of the ITC Subscriber Notes of 3.34% therefore falls within the prevailing market range based on the 2 to 3-year Term Comparables.

In addition, the YTM of the Hanny Notes of 3.34% is lower than (i) the best lending rate offered in Hong Kong; and (ii) the past borrowing rate of the Group.

The initial conversion prices of the 2 to 3-year Term Comparables to their respective closing prices on the last trading day range from a discount of approximately 50.0% to a premium of approximately 45.5%. The premium represented by the Initial Conversion Price to the closing price of HK$3.625 per Share on the Last Trading Date of 9.2% therefore falls within the prevailing market range.

Based on the above, we consider the terms of the ITC Subscriber Notes to be fair and reasonable.

B. Dilution effect of the ITC Subscription

As noted from the table set out in the section headed "Shareholding Structure of Hanny" in the Letter from the Board, upon full conversion of the ITC Subscriber Notes only, the shareholdings of other public Shareholders will be diluted to 42.39% from 67.27% as at the Latest Practicable Date and immediately upon Completion.

As stated in the Letter from the Board, the Company will keep the Shareholders informed of the level of dilution by issuing (i) the Monthly Announcement on the website of the Stock Exchange; and (ii) an announcement on the website of the Stock Exchange if the cumulative amount of any new Shares issued pursuant to the conversion of the Hanny Notes reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Hanny Notes (as the case may be) (and thereafter in a multiple of such 5% threshold) (please refer to the section headed "Dilution effect on Shareholders" in the Letter from the Board for details).

On this basis, we are of the view that the Independent Shareholders will be kept informed so that they can decide the appropriate action to take to safeguard their interests.

III. CEL Note Subscription

Pursuant to the ITC Subscription Agreement, the Company is required to enter into an agreement in relation to the subscription of the CEL Notes as soon as practicable after signing of the ITC Subscription Agreement. As stated in the Letter from the Board, the Company entered into the CEL Note Subscription Agreement with CEL on 29th August, 2006 for the subscription of the CEL Notes.

A. Principal terms of the CEL Notes

As stated in the Letter from the Board, the terms of the CEL Notes are substantially the same as those of the Hanny Notes, except for the following:

(i) the Exchange Rights are excluded;

(ii) the aggregate principal amount of the CEL Notes is US$100 million (equivalent to approximately HK$776.6 million);

(iii) the initial conversion price is US$3.0 per CEL Share;

(iv) a change of control of CEL (which gives holders of the CEL Notes the right to seek early redemption of the CEL Notes) is defined to take place if person(s) other than Hanny (ITC in the case of the Hanny Notes) and its Concert Parties acquire control of CEL or the consolidation or merger of substantially all of the assets of CEL with such person(s); and

(v) the terms and conditions of the CEL Notes may differ from the Hanny Notes to the extent necessary to comply with applicable laws, regulations and listing rules (changes to be subject to approval in writing by the Subscribers acting reasonably).

(i) Information on CEL

CEL was incorporated in Bermuda on 28th January, 1993. From 15th July, 1993 to 27th September, 2002, CEL's common stock was traded on the New York Stock Exchange, Inc. (NYSE) but was delisted in 2002 as CEL failed to meet the NYSE's continuing listing standards. On 26th November, 2002, CEL's common stock began listing on the OTC (over-the-counter) Bulletin Board ("OTCBB") in the United States. The Company had approximately 54.6% effective equity interest and 87.8% effective voting rights in CEL as at the Latest Practicable Date.

As at the Latest Practicable Date, CEL's major assets comprised:

(a) approximately 20.29% equity interest in Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of the Stock Exchange and is principally engaged in the business of providing package tours, travel and other related services with branches in Hong Kong, Macau, Canada and the United Kingdom, and hotel operation business;

(b) approximately 26% equity interest in Hangzhou Zhongce Rubber Company Limited which is principally engaged in the manufacturing and marketing of tires in the PRC and other countries; and

(c) the entire interest in a property development project in respect of a building situated at Nos. 219 and 229, Jiangning Road, Jingan District, Shanghai, the PRC and the building being erected thereon comprises two levels of underground carparks and a 24-storey building for commercial/residential uses.

Summarised in the Table 4 is the consolidated statements of operations of CEL as extracted from CEL's 2005 annual report:

Table 4: Consolidated statements of operations of CEL

	Audited For the year ended 31st December,		
	2005	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Revenues	**–**	**–**	**2,808,369**
Cost of revenues	–	–	(2,502,413)
Gross profit	**–**	**–**	**305,956**
Gross profit margin	–	–	*10.9%*
Selling, general and administrative expenses	(27,522)	(13,344)	(205,210)
Operating income (loss)	**(27,522)**	**(13,344)**	**100,746**
Operating margin	–	–	*3.6%*
Non-operating income (expenses)			
Interest income	13,036	21,533	9,228
Interest expenses	–	(601)	(33,027)
Other income	–	48	1,810
Change in fair value of call option	(42,873)	59,929	–
Provision for interest receivables from note receivable	–	(502)	–
Loss on disposal of a subsidiary	–	–	(1,158)
Gain on disposal of partial interests in an affiliate	–	23,040	–
Impairment loss/provision for advance to affiliate	–	(530)	(2,619)
Profit (loss) from continuing operations before income tax	**(57,359)**	**89,573**	**74,980**
Provision for income taxes	(4,083)	–	(10,592)
Equity in (losses) earnings of affiliates	35,118	92,369	(74,829)
Minority interests	–	–	(46,340)
(Loss) Profit from Continuing Operations	**(26,324)**	**181,942**	**(56,781)**
Discontinued Operations			
Loss from discontinued operations, net of applicable income taxes of Rmb Nil in 2003, 2004 and 2005	–	–	(7,760)
Net (loss) income	**(26,324)**	**181,942**	**(64,541)**
Net margin	–	–	–

In 2003, CEL disposed of (i) its 51% interest in Yinchuan C.S.I. (Greatwall) Rubber Company Limited, which was engaged in tire manufacturing in the PRC; and (ii) a 25% interest Hangzhou Zhongce Rubber Co., Ltd., which was engaged in manufacturing of tire products in the PRC and other countries, resulting in a decrease in equity interest from 51% to 26%. Since then, the operations of CEL are carried out through its associate companies and no turnover was recorded by CEL for the financial years 2004 and 2005. CEL reported a net loss for the financial year 2003 of RMB64.5 million which was mainly attributable to the share of losses of affiliates of approximately RMB74.8 million. A net income of RMB181.9 million for the financial year 2004 was recorded which was mainly attributable to the increase in fair value of a call option of approximately RMB59.9 million, a gain on disposal of partial interests in an affiliate of approximately RMB23.0 million and the share of earnings of affiliates of approximately RMB92.4 million. For the financial year 2005, CEL reported a net loss of approximately RMB26.3 million as a result of the decrease in fair value of a call option of approximately RMB42.9 million.

As at 31st December, 2005, CEL's net asset value was RMB662.6 million or RMB73.5 per CEL Share.

(ii) Analysis of the initial conversion price

As stated in the Letter from the Board, the initial conversion price of the CEL Notes was determined after arm's length negotiations between the Subscribers, the Company and CEL with reference to the prevailing market price of the CEL Shares before the date of the Joint Announcement.

The initial conversion price of the CEL Notes of US$3.0 per CEL Share represents:

- a premium of approximately 17.6% over the closing price of US$2.55 per CEL Share as quoted on the OTCBB in the United States on 27th June, 2006, being the date of the ITC Subscription Agreement;
- a premium of approximately 19.8% over the average closing price of US$2.505 per CEL Share as quoted on the OTCBB in the United States for the last ten trading days up to and including 27th June, 2006; and
- a premium of approximately 57.9% over the closing price of US$1.9 per CEL Share as quoted on the OTCBB in the United States on the Latest Practicable Date.

Set out in Chart 1 below is a chart of historical closing prices of the CEL Shares for the twelve full calendar month period prior to the date of the Joint Announcement to the Latest Practicable Date (the "Review Period") as compared to the initial conversion price:

Chart 1: CEL Share Price Performance


Initial conversion price: US$3.0
Price (US$)
Volume
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
July-05
August-05
September-05
October-05
November-05
December-05
January-06
February-06
March-06
April-06
May-06
June-06
July-06
August-06
September-06
Closing price
Volume

Source: Bloomberg

As illustrated above, the initial conversion price of the CEL Notes of US$3.0 is higher than the closing prices of the CEL Shares during the entire Review Period. During the Review Period, the highest closing price of the CEL Share of US$2.59 was recorded on 16th February, 2006 and the lowest closing price of US$0.31 was recorded on 7th December, 2005. The initial conversion price of the CEL Notes of US$3.0 represents premium of approximately 15.8% and 867.7% to such highest and lowest closing prices respectively. The initial conversion price of the CEL Notes of US$3.0 also represents a premium of approximately 75.2% over the average closing price of approximately US$1.71 during the Review Period.

Although the above analysis shows significant premium of the initial conversion price of the CEL Notes, we do not consider a comparison of the initial conversion price of the CEL Notes with the closing prices of the CEL Shares to be of much relevance as (i) CEL is a grey market security and its prices are not traded or quoted on an exchange, the OTCBB or the Pink Sheets or any interdealer quotation system, investors' bids and offers are not collected in a central spot but are reported by broker-dealers to their Self Regulatory Organization (SRO) and the SRO distributes the trade data to market data vendors and financial websites for investors to track price and volume so market transparency is low and best execution of orders is difficult; and (ii) the trading volume of CEL Shares was extremely thin during the Review Period, which indicates a lack of public interest in dealing in the CEL Shares and therefore its trading price is a less reliable indicator of CEL's value.

For reference purposes, we have also compared the initial conversion price of the CEL Notes with the net asset value per CEL Share. Set out in the table below is the adjusted net asset value of the CEL Group assuming all Subscribers exercise in full their Exchange Rights and convert the entire CEL Notes so exchanged into CEL Shares:

Table 5: Adjusted net asset value per CEL Share

	RMB
Net assets as at 31st December, 2005	662,598,000
Add: Net proceeds from the issue of CEL Notes	792,000,000
Adjusted net assets	1,454,598,000
Outstanding CEL Shares as at the Latest Practicable Date	9,017,310
New CEL Shares to be issued upon conversion of the CEL Notes	33,333,333
Adjusted no. of shares	42,350,643
Net asset value per CEL Share as at 31st December, 2005	73.48
Adjusted net asset value per CEL Share	34.35

The initial conversion price of the CEL Notes of US$3.0 (equivalent to approximately RMB24.0) represents (i) a discount of approximately 67.3% to the net asset value per CEL Share of approximately RMB73.48 as at 31st December, 2005; and (ii) a discount of approximately 30.1% the adjusted net asset value per CEL Share of approximately RMB34.35.

We are of the view that (i) if a listing of CEL on NASDAQ or such other stock exchange takes place during the term of the Hanny Notes, subject to market conditions and performance of the CEL Shares, ITC might exercise in full the Exchange Rights attached to the ITC Subscriber Notes and convert the entire CEL Notes so exchanged into CEL Shares; in such circumstances, the Group may suffer a dilution in the net asset value per CEL Share and would no longer be able to consolidate the results and assets and liabilities of the CEL Group but would continue to benefit from any positive development of CEL through its reduced shareholding in CEL and would be able to save cash as the Group would not be required to redeem, at maximum, about two-thirds of the principal amount of the ITC Subscriber Notes; (ii) in the event that a listing of CEL on NASDAQ or such other stock exchange does not take place during the term of the ITC Subscriber Notes and ITC does not exercise in full the Exchange Rights attached to the ITC Subscriber Notes, the Group may acquire further equity interests in CEL at significant discounts to the net asset value per CEL Share should and when the Hanny Directors consider appropriate.

We have been advised by the Hanny Directors that the initial conversion price of the CEL Notes was determined after arm's length negotiations between the Subscribers, the Company and CEL with reference to the prevailing market price of the CEL Shares before the date of the Joint Announcement. We understand from the Hanny Directors that during the course of the negotiations, they also took into account, *inter alia*, the past operating records and current business operations of CEL. Based on the above, we have no basis to conclude that the initial conversion price of the CEL Notes of HK$3.0 is unreasonable.

Given (i) the CEL Note Subscription is one of the conditions precedent to completion of the ITC Subscription Agreement; and (ii) the CEL Note Subscription is intended to provide an opportunity and a means to ITC or Other Subscribers to exercise the Exchange Rights attached to the Hanny Notes and convert into CEL Shares, we consider it inappropriate to regard the CEL Note Subscription a stand alone transaction and that a comparison of the initial conversion price and other terms of the CEL Notes with the terms of other five-year term unlisted, unsecured, unguaranteed convertible bonds/notes issued by other companies listed on the OTCBB in the United States is not meaningful.

In view of the above and having considered (i) the terms of the CEL Notes are substantially the same as those of the Hanny Notes; and (ii) the terms of the CEL Notes due to be issued to ITC upon exercise of the Exchange Rights are the same as those to Other Subscribers, we are of the view that the CEL Note Subscription is fair and reasonable so far as the Independent Shareholders are concerned.

IV. Deemed Disposal

As at the Latest Practicable Date, the Company had approximately 58.11% indirect interest and approximately 87.8% effective voting rights in CEL (please refer to the sections headed "Information on CEL" and "Shareholding Structure of CEL" in the Letter from the Board for details).

It is a condition of the ITC Subscription Agreement that all supervoting shares of CEL in issue be converted into CEL Shares. Accordingly, upon Completion and assuming no changes to the share capital of CEL other than the conversion of supervoting shares mentioned above, the Company's indirect interest and effective voting rights in CEL would be approximately 58.11% and 54.6% respectively.

If only ITC exercised in full the Exchange Rights attached to the ITC Subscriber Notes and coverted the entire CEL Notes so exchanged into CEL Shares, the Company's indirect interest and effective voting rights in CEL would be reduced to approximately 20.40% and 19.17% respectively and CEL would cease to be a subsidiary of the Company.

In the event that all Subscribers exercised in full their Exchange Rights and converted the entire CEL Notes so exchanged into CEL Shares, the Company's indirect interest and effective voting rights in CEL would be further reduced to approximately 12.37% and 11.63% respectively and CEL would cease to be a subsidiary of the Company. Pursuant to Rule 14.29 of the Listing Rules, the allotment of CEL Shares to the Subscribers would give rise to a deemed disposal of the Company's interests in CEL.

As noted in the Letter from the Board, given that a substantial part of the proceeds from the Subscription will be used for the CEL Note Subscription, the exchangeable right into the CEL Notes has been structured into the Hanny Notes to provide the Subscribers with an opportunity to leverage on the expansion plan of the CEL Group during the relatively long maturity of the Hanny Notes. In addition, the Group can continue to benefit from any positive development of CEL through its reduced shareholding in CEL should the Subscribers exercise their Exchange Rights and conversion rights attached to the CEL Notes.

In view of the above, and having considered (i) the Deemed Disposal forms part of the fund raising exercise to procure funding for the CEL Note Subscription and for working capital and future development purposes; (ii) the Exchange Rights are fair and reasonable (please refer to the analysis set out in the subsection headed "II.A. (iii) Analysis of the Exchange Rights" above); and (iii) the current operations of CEL as detailed in the section headed "III.A.(i) Information on CEL", we are of the view that the Deemed Disposal is fair and reasonable in the context of the overall transaction and in the interests of the Company and the Shareholders as a whole.

V. Financial impact of the Transactions on the Group

We set out below a summary of the pro forma financial effects of the Subscription, the CEL Note Subscription and the Deemed Disposal on the Group based on the complete pro forma financial information set out in Appendix II to the Circular:

(i) Cash and bank balances

The Group had cash and bank balance (excluding the pledged fixed deposit) of approximately HK$6.5 million as at 31st March, 2006. Assuming only the Subscription and the CEL Note Subscription had been completed on 31st March, 2006, the cash and bank balance of the Group would have been increased by 58.4 times to approximately HK$387.0 million. The Deemed Disposal would not have had any effect on the cash and bank balance of the Group had it been completed on 31st March, 2006.

(ii) Net current assets

As at 31st March, 2006, the Group had net current assets of approximately HK$797.1 million. Assuming only the Subscription and the CEL Note Subscription had been completed on 31st March, 2006, the net current assets of the Group would have been increased by 49.0% to approximately HK$1.19 billion. Assuming the Subscription, the CEL Note Subscription and the Deemed Disposal had been completed on 31st March, 2006, the Group's net current assets would have been increased by 39.9% to approximately HK$1.12 billion.

(iii) Net assets

The audited consolidated net assets attributable to Shareholders as at 31st March, 2006 was approximately HK$1.869 billion or HK$7.88 per Share (based on 237,253,402 Shares in issue as at 31st March, 2006). Assuming only the Subscription and the CEL Note Subscription had been completed on 31st March, 2006, the consolidated net assets attributable to Shareholders would have been decreased by approximately 0.1% to approximately HK$1.868 billion or HK$7.87 per Share (based on 237,253,402 Shares in issue as at 31st March, 2006) before full conversion of the Hanny Notes. In the event that the Hanny Notes had been converted in full, the consolidated net assets attributable to Shareholders would have been approximately HK$3.026 billion or HK$5.69 per Share (based on 531,371,049 Shares). Assuming the Subscription, the CEL Note Subscription and the Deemed Disposal had been completed on 31st March, 2006, the consolidated net assets attributable to Shareholders would have been reduced by approximately 0.3% to approximately HK$1.863 billion or HK$7.85 per Share (based on 237,253,402 Shares in issue as at 31st March, 2006) assuming no conversion of the Hanny Notes into any Shares. If the remaining Hanny Notes had been converted into Shares, the net assets attributable to Shareholders would have been HK$2.249 billion or HK$6.71 per Share (based on 335,292,617 Shares).

Despite the possible dilution to earnings per Share and shareholding upon conversion of the Hanny Notes, we note that the Subscription, the CEL Note Subscription and the Deemed Disposal would impose positive impact on the Company's cash and working capital position. Based on the notes to the unaudited pro forma balance sheet of the Group set out in Appendix II to the Circular, an estimated loss amounting to approximately HK$219.8 million would result from the Deemed Disposal. We understand that it is only a book loss which will not affect the Company's cash flow or the Company's ongoing operating business.

VI. Previous Fund Raising Exercise of the Company

As stated in the Letter from the Board, the Company has not conducted any other equity fund raising activities in the past twelve months before the date of the Joint Announcement.

RECOMMENDATION

Having considered the above principal factors and reasons, in particular:

(i) The Hanny Directors have confirmed that they have considered other means of fundraising such as rights issue, open offer, placing of new shares and bank borrowings, which are, however, not considered appropriate under the current circumstances.

(ii) The issue of the Hanny Notes would provide the Company with immediate funding with lesser interest expense burden on the Company.

(iii) The Transactions will not cause immediate dilution to the shareholdings of the Shareholders.

(iv) The YTM of the Hanny Notes of approximately 2.9% is lower than that of the 5-year Term Comparables, the best lending rate offered in Hong Kong as at the Latest Practicable Date and the effective interest rate of the Group's interest-bearing borrowings attributed to the continuing operations as at 31st March, 2006.

(v) In the event that CEL fails to become listed within 30 months from the date of issue of the Hanny Notes and the Hanny Notes are redeemed at the redemption amount of 106% of their principal amount, the YTM of the Hanny Notes of approximately 3.34% still falls in line with the prevailing market range based on the 2 to 3-year Term Comparables and, more importantly, is lower than the current best lending rate being offered in Hong Kong and the effective interest rate of the Group's interest-bearing borrowings attributed to the continuing operations as at 31st March, 2006.

(vi) The discount represented by the Initial Conversion Price to the closing price on the Last Trading Date falls within the prevailing market range based on the 5-year Term Comparables and the 2 to 3-year Term Comparables.

(vii) As a substantial part of the proceeds from the Subscription will be used for the CEL Note Subscription, the exchangeable right into the CEL Notes has been structured into the Hanny Notes to provide the Subscribers with an opportunity to leverage on the expansion plan of the CEL Group during the relatively long maturity of the Hanny Notes.

(viii) The Exchange Rights provide a necessary incentive for the Subscribers to enter into the Subscription Agreements for the Subscription.

(ix) The exchange ratio of Hanny Notes for CEL Notes equals to the ratio of the expected amount to be applied for the CEL Note Subscription to the total proceeds raised from the Subscription.

(x) The exchange rights attached to the ITC Subscriber Notes are identical to that of the Hanny Notes issued to Other Subscribers.

(xi) If a listing of CEL on NASDAQ or such other stock exchange takes place during the term of the Hanny Notes, subject to market conditions and performance of the CEL Shares, ITC might exercise in full its Exchange Rights and convert the entire CEL Notes so exchanged into CEL Shares. In such circumstances, the Group may suffer a dilution in the net asset value per CEL Share and would no longer be able to consolidate the results and assets and liabilities of the CEL Group but would continue to benefit from any positive development of CEL through its reduced shareholding in CEL and would be able to save cash as the Group would not be required to redeem, at maximum, about two-thirds of the principal amount of the ITC Subscriber Notes.

(xii) In the event that a listing of CEL on NASDAQ or such other stock exchange does not take place during the term of the ITC Subscriber Notes and ITC does not exercise in full the Exchange Rights attached to the ITC Subscriber Notes, the Group may acquire further equity interests in CEL at significant discounts to the net asset value per CEL Share should and when the Hanny Directors consider appropriate.

(xiii) The terms of the CEL Notes are substantially the same as those of the Hanny Notes.

(xiv) The Hanny Directors have confirmed that the initial conversion price of the CEL Notes was determined after arm's length negotiations between the Subscribers, the Company and CEL with reference to the prevailing market price of the CEL Shares before the date of the Joint Announcement.

(xv) The terms of the CEL Notes due to be issued to ITC upon exercise of the Exchange Rights are the same as those to Other Subscribers.

(xvi) The Deemed Disposal forms part of the fund raising exercise to procure funding for the CEL Note Subscription and for working capital and future development purposes.

(xvii) The operations of CEL are carried out through its associate companies and no turnover was recorded by CEL for the financial years 2004 and 2005.

(xviii) The Group can continue to benefit from any positive development of CEL through its reduced shareholding in CEL should the Subscribers exercise their Exchange Rights and conversion rights attached to the CEL Notes.

(xix) The financial effects of the Transactions on the Company's cash and working capital position are generally positive despite the possible dilution to earnings per Share and shareholding upon conversion of the Hanny Notes.

(xx) In the event that the Hanny Notes are converted, the capital base of the Company will be enlarged and strengthened.

(xxi) The expected loss of approximately HK$219.8 million arising from the Deemed Disposal is only a book loss which will not affect the Company's cash flow or the Company's ongoing operating business.

We are of the view that the terms of the ITC Subscription Agreement and the Transactions to be generally on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and the Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we would recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolution to approve the ITC Subscription Agreement and the transactions which it contemplates at the upcoming SGM.

Yours faithfully,
For and on behalf of
Hercules Capital Limited
Louis Koo
Managing Director

1. THREE YEARS FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated profit and loss account of the Group for each of the three years ended 31st March, 2004, 2005 and 2006 and the audited consolidated balance sheet as at 31st March, 2004, 2005 and 2006 of the Group as extracted from the annual reports of the Company:

Results

	Year ended 31st March,		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
		(Restated)	(Restated)
Turnover	316,638	257,656	5,025,930
(Loss) profit before income tax	(144,092)	(248,508)	135,245
Income tax expense	4,331	4,282	25,469
(Loss) profit for the year from continuing operations	(148,423)	(252,790)	109,776
Profit for the year from discontinued operations	52,419	152,552	–
(Loss) profit for the year	(96,004)	(100,238)	109,776
Attributable to:			
Equity holders of the Company	8,915	(161,862)	13,300
Minority interests	(104,919)	61,624	96,476
	(96,004)	(100,238)	109,776
Earnings (loss) per share			
–Basic	HK$0.04	HK$(0.82)	HK$0.08
–Diluted	HK$0.04	N/A	N/A

Assets and Liabilities

	At 31st March,		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
		(Restated)	(Restated)
Total assets	4,193,180	3,656,553	3,943,236
Total liabilities	(1,973,857)	(1,400,562)	(1,664,898)
	2,219,323	2,255,991	2,278,338
Equity attributable to equity holders of the Company	1,868,889	1,806,374	1,873,181
Minority interests	350,434	449,617	405,157
	2,219,323	2,255,991	2,278,338

Note:

1. Figures for the three years ended 31st March 2004, 2005 and 2006 were prepared under the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants. Restatements have been made for figures published previously. Details of the effect of the new HKFRSs are set out in note 3 to the financial statements of Hanny contained in the sub-section headed "Audited financial information" in this appendix.

2. AUDITED FINANCIAL INFORMATION

(i) Audited financial statements

Set out below are the audited consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement of the Group together with the relevant notes to the financial statements as extracted from the annual report of the Company for the year ended 31st March, 2006:

"Consolidated Income Statement
For the year ended 31 March 2006

	NOTES	**2006** *HK$'000*	**2005** *HK$'000* (Restated)
Continuing Operations			
Revenue	*8*	316,638	257,656
Cost of sales		(278,353)	(145,060)
Gross profit		38,285	112,596
Other income	*10*	116,585	102,646
Distribution and selling expenses		(2,339)	(12,432)
Administrative expenses		(111,342)	(122,317)
Other expenses	*11*	(50,623)	(29,712)
Impairment loss on trademark licenses	*23*	(164,667)	–
Realization of negative goodwill arising on acquisition of additional interest in an associate		–	2,057
Change in fair value of conversion options embedded in convertible notes		114,048	–
Finance costs	*12*	(63,466)	(15,155)
Share of results of associates		(21,494)	(64,909)
Impairment loss on goodwill arising on acquisition of an associate	*13, 25*	–	(177,446)
Amortization of goodwill arising on acquisition of associates	*25*	–	(28,089)
Net gain (loss) on disposal of subsidiaries and associates	*14*	921	(15,747)
Loss before income tax		(144,092)	(248,508)
Income tax expense	*15*	(4,331)	(4,282)
Loss for the year from continuing operations		(148,423)	(252,790)
Discontinued Operations			
Profit for the year from discontinued operations	*16*	52,419	152,552
Loss for the year	*17*	(96,004)	(100,238)

	NOTES	**2006** *HK$'000*	**2005** *HK$'000* (Restated)
Attributable to:			
Equity holders of the Company		8,915	(161,862)
Minority interests		(104,919)	61,624
		(96,004)	(100,238)
Distributions	*19*	22,463	11,193
Earnings (loss) per share	*20*		
From continuing and discontinued operations			
– Basic		HK$0.04	HK$(0.82)
– Diluted		HK$0.04	N/A
From continuing operations			
– Basic		HK$(0.08)	HK$(1.16)
– Diluted		HK$(0.08)	N/A

Consolidated Balance Sheet
At 31 March 2006

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	21	38,567	70,557
Investment properties	22	133,000	–
Intangible assets	23	–	233,475
Goodwill	24	6,621	167,908
Interests in associates	25	616,871	632,201
Amount due from an associate	25	–	2,197
Loan to an associate	25	1,331	1,331
Investments in securities	26	–	123,534
Available-for-sale investments	27	534,045	–
Deposits for acquisition of long-term investments	29	190,175	35,000
Deferred tax assets	40	–	18,418
Club debentures		3,595	4,373
		1,524,205	1,288,994
CURRENT ASSETS			
Other asset	30	–	108,000
Inventories	31	8,553	587,078
Trade and other receivables	32	59,730	761,904
Available-for-sale investments	27	73,500	–
Investments held for trading	33	421,997	–
Conversion options embedded in convertible notes	33	231,509	–
Investments in securities	26	–	144,435
Short-term loan receivables	28	20,162	111,851
Short-term loan receivables from related companies	50	159,559	224,233
Margin loan receivables	34	18,680	30,586
Amounts due from associates	25	2,623	–
Tax recoverable		923	19,855
Pledged bank deposit	35	19,966	20,014
Bank balances and cash		6,514	359,603
		1,023,716	2,367,559
Assets classified as held for sale	16	1,645,259	–
		2,668,975	2,367,559

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
CURRENT LIABILITIES			
Trade and other payables	36	358,856	1,011,814
Margin loan payables	34	153	253
Bills payable	34	422	3,644
Tax payable		33,264	91,420
Borrowings – due within one year	37	591,629	85,881
Obligations under finance leases – due within one year	38	–	462
Bank overdrafts	37	33,187	46,978
		1,017,511	1,240,452
Liabilities directly associated with assets classified as held for sale	16	854,328	–
		1,871,839	1,240,452
NET CURRENT ASSETS		797,136	1,127,107
TOTAL ASSETS LESS CURRENT LIABILITIES		2,321,341	2,416,101
NON-CURRENT LIABILITIES			
Borrowings – due after one year	37	95,693	157,470
Amount due to a minority shareholder	39	–	2,526
Deferred tax liabilities	40	6,325	114
		102,018	160,110
		2,219,323	2,255,991
CAPITAL AND RESERVES			
Share capital	41	2,372	2,236
Reserves		1,866,517	1,804,138
Equity attributable to equity holders of the Company		1,868,889	1,806,374
Minority interests		350,434	449,617
		2,219,323	2,255,991

Consolidated Statement of Changes in Equity

For the year ended 31 March 2006

	Attributable to equity holders of the Company											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 (note a)	Contributed surplus HK$'000 (note c)	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserves HK$'000	Other reserves HK$'000 (note b)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 April 2004	1,866	99,221	(21,581)	1,603,329	16,426	592	-	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	-	-	-	-	2,475	-	-	-	-	2,475	(4,273)	(1,798)
Share of reserves of associates	-	-	-	-	-	-	-	(14,249)	-	(14,249)	-	(14,249)
Net income (expense) recognized directly in equity	-	-	-	-	2,475	-	-	(14,249)	-	(11,774)	(4,273)	(16,047)
Realized on disposal of subsidiaries	-	-	(556)	-	7,842	-	-	(7,810)	-	(524)	-	(524)
Release upon disposal/deemed disposal of interest in associates	-	-	-	-	-	-	-	(187)	-	(187)	-	(187)
Realized on liquidation of an associate	-	-	-	-	27	-	-	-	-	27	-	27
(Loss) profit for the year, as restated	-	-	-	-	-	-	-	-	(161,862)	(161,862)	61,624	(100,238)
Total recognized income and expense for the year	-	-	(556)	-	10,344	-	-	(22,246)	(161,862)	(174,320)	57,351	(116,969)
Issue of shares	370	118,976	-	-	-	-	-	-	-	119,346	-	119,346
Share issue expenses	-	(640)	-	-	-	-	-	-	-	(640)	-	(640)
Dividend paid	-	-	-	-	-	-	-	-	(11,193)	(11,193)	-	(11,193)
Acquisition of further interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	(12,891)	(12,891)
Transfer	-	-	-	(155,127)	-	-	-	-	155,127	-	-	-
At 31 March 2005, as restated	2,236	217,557	(22,137)	1,448,202	26,770	592	-	(7,798)	140,952	1,806,374	449,617	2,255,991
Effect of adoption of new accounting policies *(note 3)*	-	-	22,137	-	-	-	-	11,947	22,100	56,184	-	56,184
At 1 April 2005 – as restated	2,236	217,557	-	1,448,202	26,770	592	-	4,149	163,052	1,862,558	449,617	2,312,175
Currency realignment	-	-	-	-	(739)	-	-	-	-	(739)	4,897	4,158
Share of reserves of associates	-	-	-	-	-	-	(642)	8,246	-	7,604	-	7,604
Fair value change in available-for-sale investments	-	-	-	-	-	-	(31,856)	-	-	(31,856)	-	(31,856)

Consolidated Statement of Changes in Equity *(Cont'd)*

For the year ended 31 March 2006

	Attributable to equity holders of the Company											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 (note a)	Contributed surplus HK$'000 (note c)	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserves HK$'000	Other reserves HK$'000 (note b)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
Net income (expense) recognized directly in equity	-	-	-	-	(739)	-	(32,498)	8,246	-	(24,991)	4,897	(20,094)
Arising on acquisition of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	559	559
Realized on disposal of subsidiaries	-	-	-	-	569	-	-	-	-	569	280	849
Realized on disposal of an associate	-	-	-	-	-	-	-	(2,463)	-	(2,463)	-	(2,463)
(Loss) profit for the year	-	-	-	-	-	-	-	-	8,915	8,915	(104,919)	(96,004)
Total recognized income and expense for the year	-	-	-	-	(170)	-	(32,498)	5,783	8,915	(17,970)	(99,183)	(117,153)
Issue of shares	100	34,050	-	-	-	-	-	-	-	34,150	-	34,150
Issue of shares upon scrip dividend	36	12,578	-	-	-	-	-	-	-	12,614	-	12,614
Distributions	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
At 31 March 2006	2,372	264,185	-	1,448,202	26,600	592	(32,498)	9,932	149,504	1,868,889	350,434	2,219,323

Notes:

(a) Capital reserve represents the goodwill arising on acquisitions of subsidiaries and associates prior to 1 April 2001.

(b) Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group prior to 1 April 2005. The goodwill and other reserves of HK$11,947,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the transitional provision of HKFRS 3.

(c) The contributed surplus of the Company at the respective balance sheet date represented:

(i) the credit arising from the transfer of the share premium account of the Company as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Company;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

Consolidated Cash Flow Statement
For the year ended 31 March 2006

	2006 *HK$'000*	2005 *HK$'000* (Restated)
OPERATING ACTIVITIES		
Loss for the year	(96,004)	(100,238)
Adjustments for:		
Interest income	(44,398)	(22,651)
Finance costs	75,894	18,198
Income tax expense	53,669	117,397
Increase in fair value of conversion options embedded in convertible notes	(114,048)	–
Share of results of associates	21,494	64,909
Impairment loss on goodwill arising on acquisition of an associate	–	177,446
Impairment loss on trademark licenses	164,667	–
Impairment loss on available-for-sale investments	49,845	–
Impairment loss on club debentures	778	–
Amortization of goodwill arising from acquisition of associates	–	28,089
Net (gain) loss on disposal of subsidiaries and associates	(921)	15,747
Net unrealized holding gain on other investments	–	(17,223)
Increase in fair value of investments held for trading	(43,313)	–
Allowance for (reversal of allowance for) margin loan receivables	4,922	(2,387)
Realization of negative goodwill arising on acquisition of an associate	–	(8)
Amortization of intangible assets	806	51,066
Allowance for slow moving and obsolete inventories	75,732	25,588
Allowance for bad and doubtful debts	16,672	22,269
Depreciation and amortization of property, plant and equipment	13,804	19,785
Allowance for loan receivables	11,542	8,338
Loss on disposal of property, plant and equipment	2,736	1,098
Net loss on disposal of investment securities	–	29,712
Realization of negative goodwill arising on acquisition of additional interest in an associate	–	(2,057)

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
Operating cash flows before movements in working capital		193,877	435,078
Decrease in other asset		108,000	37,085
(Increase) decrease in inventories		(113,068)	262,639
Increase in trade and other receivables		(70,193)	(36,899)
(Increase) decrease in investments held for trading/other investments		(214,890)	13,623
Decrease in margin loan receivables		9,945	4,174
Increase (decrease) in trade and other payables		46,790	(260,297)
Decrease in margin loan payables		(100)	(587)
Decrease in bills payable		(3,222)	(1,295)
Cash (used in) generated from operations		(42,861)	453,521
Interest and finance charges paid		(59,891)	(8,369)
Overseas tax paid		(132,172)	(43,607)
Hong Kong Profits Tax (paid) refunded		(662)	386
NET CASH (USED IN) FROM OPERATING ACTIVITIES		(235,586)	401,931
INVESTING ACTIVITIES			
Repayment of short-term loan receivables		234,543	29,588
Decrease (increase) in pledged bank deposits		48	(20,014)
Interest received		40,573	18,123
Amounts (repaid to) advanced by associates		(4,166)	14,256
Disposal of subsidiaries	43	2,819	7,353
Proceeds from disposal of property, plant and equipment		365	1,274
Increase in short-term loan receivables		(31,802)	(105,755)
Acquisition of interest in associates		(24,123)	(44,148)
Purchase of property, plant and equipment		(15,470)	(14,229)
Acquisition of available-for-sale investments/ investment securities		(33,176)	(123,348)
Proceeds from disposal of investment securities		–	150,255
Repayment of short-term loan receivable from a related company		131,693	32,890
Dividend received from an associate		1,542	4,668
Increase in short-term loan receivable from a related company		(92,324)	(89,758)
Proceeds from disposal of an associate		1,750	10
Deposits paid for acquisition of long-term investments		(155,175)	(35,000)
Acquisition of an interest in subsidiaries	42	(42,389)	–
Acquisition of additional interest in subsidiaries		–	(37,320)
Redemption (acquisition) of unlisted debt security		12,000	(12,000)
Purchase of convertible notes		(650,000)	–
NET CASH USED IN INVESTING ACTIVITIES		(623,292)	(223,155)

	2006 *HK$'000*	2005 *HK$'000* (Restated)
FINANCING ACTIVITIES		
Bank loans raised	976,527	886,161
Other loans raised	783,000	10,000
Net proceeds from issue of shares	34,150	118,500
Repayments of bank loans	(855,136)	(1,010,697)
Repayments of other loans	(384,241)	–
Repayments of obligations under finance leases	(462)	(1,070)
Repayment to a minority shareholder	–	(10)
Dividends paid	(9,850)	(10,987)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	543,988	(8,103)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(314,890)	170,673
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	312,625	141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	1,608	858
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(657)	312,625
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	6,514	359,603
Bank overdrafts	(33,187)	(46,978)
Bank balances and cash classified as assets held for sale	26,016	–
	(657)	312,625

Notes to the Financial Statements
For the year ended 31 March 2006

1. GENERAL

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was principally engaged in trading of computer related products, consumer electronic products, securities trading and property development, investment and trading.

As set out in Note 16, the business of trading of computer related products was disposed of and the business of trading of consumer electronic products was discontinued subsequent to the balance sheet date.

The financial information are presented in Hong Kong Dollars, which is the same as the functional currency of the Company.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and discontinued operations have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Business Combinations

In the prior year, the Group has applied HKFRS 3 Business Combinations which is effective for business combinations for which the agreement date is on or after 1 January 2005. On 1 April 2005, the Group has applied the transitional provision of HKFRS 3 in relation to goodwill and negative goodwill arising from business combinations for which the agreement date is before 1 January 2005 previously recognized and brought forward as at 1 January 2005 and the principal effects are summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged for the year ended 31 March 2006. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserves and other reserves of approximately HK$22,566,000 and HK$11,947,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provision, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Intangible assets

In previous periods, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, the Group applies, for the first time, HKAS 38 "Intangible Assets" which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortized over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the year ended 31 March 2006. As a result of this change in accounting estimate, amortization charge for the year ended 31 March 2006 has decreased by approximately HK$4,566,000. Comparative figures have not been restated.

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using a combination of revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. As no reliable allocation between the land and buildings elements can be made, the leasehold interests in land continue to be accounted for as property, plant and equipment and the adoption of this accounting policy has had no impact on the consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 April 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debts are equity securities previously accounted for under the benchmark treatment of SSAP 24

On or before 31 March 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Policies No 24 "Accounting for Investment in Securities" ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its investments in debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity investments". "Financial assets at fair value through profit and loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity investments" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

On 1 April 2005, the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. As a result, "investments in securities" amounted to HK$123,534,000 and HK$144,435,000 have been classified as "available-for-sale investments" and "investments held for trading", respectively. On 1 April 2005, unquoted equity investments of which their fair value cannot be determined reliably are carried at cost less impairment (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Financial Instruments ***(Cont'd)***

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities as at 1 April 2005 other than debt and equity securities of the Group.

Derivatives

From 1 April 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless they are deemed as held for trading or designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values are recognized in profit or loss for the period in which they arise.

In the prior years, gain on disposal on 17.5% interest in a subsidiary has been deferred as the Group has written a put option to the purchaser which provides an option to the purchaser to put the 17.5% equity interest back to the Group at a fixed price. The put option has an exercise period of three years from the date of original disposal in December 2003. The put option constitutes a financial derivative which was required to be measured at fair value upon application of HKAS 39.

In addition to the conversion options embedded in the debt instrument in respect of convertible notes set out below, the Group reassesses the fair value of the put option written by the Group in respect of the 17.5% equity interest of a subsidiary and restated the put option at fair value on 1 April 2005 with the corresponding adjustment of HK$28,594,000 credited to retained earnings (see Note 3 for the financial impact).

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes, which comprise of a conversion option embedded in a debt instrument, it acquired during the year ended 31 March 2006. In accordance with HKAS 39, the conversion option embedded in the debt instrument is accounted for separately as a derivative deemed as held for trading. Changes in fair value of the conversion options are recognized directly in profit or loss. The debt component is designated as "available-for-sale investments" with fair value changes recognized directly in equity (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Non-current assets held for sale and discontinued operations

In the current year, the Group has, for the first time, applied HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" ("HKFRS 5"). HKFRS 5 requires an entity to classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The assets classified as held for sale should be measured at the lower of carrying amount and fair value, less costs to sell. The Group has applied the relevant transitional provisions in HKFRS 5 and elected to apply HKFRS 5 prospectively to non-current assets (or disposal groups) that meet the criteria of held for sale and operations that meet the criteria to be classified as discontinued on or after 1 April 2005. In the current year, assets with carrying amounts of HK$1,645,259,000 and the associated liabilities with carrying amounts of HK$854,328,000 have been classified as "assets held for sale" and "liabilities associated with assets classified as held for sale", respectively. Comparative consolidated income statement is also represented for discontinued operations.

Share-based payment

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares of rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

Hotel properties

HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-INT 2") clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment loss and were not subject to depreciation. HK-INT 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-INT 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. Share of loss of the associate for the year ended 31 March 2005 has been increased by HK$937,000 (see Note 3 for financial impact).

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior years are as follows:

(i) On results

For the year ended 31 March 2005

	HKAS 1 *HK$'000* *(Note 2)*	HK-INT 2 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Decrease in profit for the year	–	(937)	(937)

For the year ended 31 March 2006

	HKAS 1 *HK$'000* *(Note 2)*	HKAS 38 *HK$'000* *(Note 2)*	HKAS 39 *HK$'000* *(Note 2)*	HKFRS 3 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of interests in subsidiaries	–	–	–	29,780	29,780
Decrease in amortization of trademark licenses	–	4,566	–	–	4,566
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	8,321	8,321
Increase in share of losses of associates	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	–	–	114,048	–	114,048
Increase in profit for the year	–	4,566	114,048	38,078	156,692

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

(ii) On income statement line items

For the year ended 31 March 2005

	HKAS 1	**HK-INT 2**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Decrease in profit for the year	–	(937)	(937)

For the year ended 31 March 2006

	HKAS 1	**HKAS 38**	**HKAS 39**	**HKFRS 3**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	*(Note 2)*	*(Note 2)*	
Decrease in administrative expenses	–	4,566	–	29,780	34,346
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	8,321	8,321
Decrease in share of results of associates	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	–	–	114,048	–	114,048
	–	4,566	114,048	38,078	156,692

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

As at 31 March 2005

	As at 31 March 2005 (originally stated)	Retrospective adjustments		As at 31 March 2005 (restated)	Adjustments on 1 April 2005 *(Note)*	As at 1 April 2005 (restated)
		HKAS 1	HK-INT 2			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	70,557	-	-	70,557	-	70,557
Interests in associates	632,201	-	(937)	631,264	27,590	658,854
Investments in securities (non-current)	123,534	-	-	123,534	(123,534)	-
Available-for-sale investments	-	-	-	-	123,534	123,534
Investments in securities (current)	144,435	-	-	144,435	(144,435)	-
Investments held for trading	-	-	-	-	144,435	144,435
Trade and other payables	(1,011,814)	-	-	(1,011,814)	28,594	(983,220)
Other net assets	2,298,015	-	-	2,298,015	-	2,298,015
Total effects on assets and liabilities	2,256,928	-	(937)	2,255,991	56,184	2,312,175
Share capital	2,236	-	-	2,236	-	2,236
Capital reserves	(22,137)	-	-	(22,137)	22,137	-
Other reserves	1,685,323	-	-	1,685,323	11,947	1,697,270
Retained profits	141,889	-	(937)	140,952	22,100	163,052
Minority interests	-	449,617	-	449,617	-	449,617
Total effects on equity	1,807,311	449,617	(937)	2,255,991	56,184	2,312,175
Minority interests	449,617	(449,617)	-	-	-	-

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2004 are summarized below:

	As originally stated	HKAS 1	As restated
	HK$'000	*HK$'000*	*HK$'000*
Share capital	1,866	–	1,866
Capital reserve	(21,581)	–	(21,581)
Other reserves	1,734,016	–	1,734,016
Retained profits	158,880	–	158,880
Equity holders of the Company	1,873,181	–	1,873,181
Minority interests	–	405,157	405,157
Total effects on total equity	1,873,181	405,157	2,278,338

4. NEW STANDARDS AMENDMENTS AND INTERPRETATIONS NOT YET APPLIED

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial position of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" requires financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition, the Group is still not in the position to reasonably estimate the impact that may arise from the adoption of HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
HKAS 21 (Amendment)	Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts [2]
HKFRS 6	Exploration for and evaluation of mineral resources [2]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease [2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment [3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [4]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [6]

[1] *Effective for annual periods beginning on or after 1 January 2007.*
[2] *Effective for annual periods beginning on or after 1 January 2006.*
[3] *Effective for annual periods beginning on or after 1 December 2005.*
[4] *Effective for annual periods beginning on or after 1 March 2006.*
[5] *Effective for annual periods beginning on or after 1 May 2006.*
[6] *Effective for annual periods beginning on or after 1 June 2006.*

5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for the investment properties and certain financial instruments which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisition prior to 1 April 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and has been transferred to the retained earnings on 1 April 2005.

For previously capitalised goodwill arising on acquisitions after 1 April 2001 but before 1 January 2005, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the cash-generated units ("CGU") to which the goodwill relates may be impaired.

5. **SIGNIFICANT ACCOUNTING POLICIES** ***(Cont'd)***

Goodwill ***(Cont'd)***

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Capitalized goodwill arising on acquisition of a subsidiary is presented separately in the balance sheet as an asset. Capitalized goodwill arising in an acquisition of an associate is included in the cost of the investment of the relevant associate.

For the purpose of impairment testing, goodwill arising from acquisition of a subsidiary is allocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill arising from acquisition of an associate is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained earnings.

Trademark licenses

Prior to 31 March 2005, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, intangible assets with indefinite useful lives are not amortized but are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Trademark licenses ***(Cont'd)***

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

Patent

The patent is measured initially at cost and amortized on a straight line basis over its estimated useful life.

Club debentures

Club debentures are stated at cost less any subsequent accumulated impairment losses.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of goods are recognized when goods are delivered and title has passed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, and after taking into account of their estimated residual value, using the straight-line method.

Asset held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or where shorter, the term of relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognized in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Other asset

Other asset which represent interests on land held under operating lease and for sale is stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average cost method.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong Dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the currency translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the currency translation reserve.

Equity-settled share-based payment transactions

In respect of share options granted to employees after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Equity-settled share-based payment transactions ***(Cont'd)***

For share options granted to employees on or before 11 November 2002 or granted after 11 November 2002 but vested before 1 April 2005, the Group did not recognize the financial effect of share-based payments until the share options were exercised.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.

Loans and receivables

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies, amount due from associates, margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments *(Cont'd)*

Financial assets (Cont'd)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss, include financial liabilities held for trading. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments *(Cont'd)*

Financial liabilities at fair value through profit or loss (Cont'd)

Other financial liabilities

Other financial liabilities including trade and other payables, margin loan payables, bills payable, amount due to an associate, amount due to a minority shareholder, borrowings, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are separated from the relevant hosts and deemed as held-for-trading when the economic characteristic and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Taxation *(Cont'd)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance for bad and doubtful debts of the Group is based on the evaluation of collectibility and aging analysis of accounts and on management's estimate. In determining whether impairment is required, the Group takes into consideration the aging status and likelihood of collection. Specific allowance is only made for receivables that are unlikely to be collected and is recognized on the difference between the estimated future cash flow expected to receive discounted using the original effective interest rate and the carrying value.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Cont'd)*

Income taxes

As at 31 March 2006, a deferred tax asset of HK$332,000 in relation to unused tax losses has been recognized in the Group's balance sheet. No deferred tax asset has been recognized for the remaining unused tax losses of HK$372,942,000 as at 31 March 2006. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less or more than expected, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in the income statement for the period in which such a reversal or further recognition takes place.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, short-term loan receivables, margin loans receivables, bank deposits, trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Market Risk

Currency risk

Certain trade receivables, trade payables, short-term loan receivables and borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

Interest rate risk

The Group's fair value interest rate risk relates primarily to its investments in fixed-rate convertible notes where it is also exposed to cash flow interest rate risk through the variable-rate bank borrowings. (see Notes 27 and 37 for details of debt securities and loans respectively).

The Group currently does not have a policy to hedge against the interest rate risk as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, the management monitors closely the interest rate exposure and will consider using interest rate swap when the need arises.

Other price risk

The Group is exposed to equity security price risk through its investments in both listed and unlisted equity investments. For investments in listed equity investment, the management manages this exposure by maintaining a portfolio of investments with different risk profiles.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Cont'd)*

(ii) Credit risk

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. There is concentration of credit risk with convertible notes, loans from or to related parties and certain major customers in Europe. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt, loan receivable, margin loan receivables and debt securities at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counter parties are banks, financial institution with good reputation.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group maintains the flexibility in funding by arranging banking facilities and other external financing. Besides, the Group has continued to tighten cost controls over operating costs to improve the cash flows, profitability and operations of the Group. The directors believe that the Group will have sufficient working capital for its future operational requests.

8. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers for the year. An analysis of the Group's revenue for the year, for both continuing and discontinued operations, is as follows:

	2006	2005
	HK$'000	*HK$'000*
Continuing operations		
Sales of goods	51,452	124,172
Securities trading	146,386	93,884
Sale of other assets *(Note 30)*	118,800	39,600
	316,638	257,656
Discontinued operations		
Sales of goods	5,385,144	5,418,803
	5,701,782	5,676,459

9. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is organized into four business segments, namely trading of computer related products, trading of consumer electronic products, securities trading and property development and trading.

The operations of trading of computer related products under the trade name of "Memorex®" and trading of consumer electronic products were discontinued on 28 April 2006 *(see Note 16)*. The Group will continue the operation of trading of other non-"Memorex®" computer related products.

Segment information about these businesses is presented as below:

	Continuing operations				Discontinued operations		
	Trading of computer related products	Trading of securities	Property development and trading	Total	Trading of computer related products under "Memorex®"	Trading of consumer electronic products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31 March 2006							
REVENUE							
External sales	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
SEGMENT RESULT	(28,635)	175,698	11,886	158,949	91,334	22,028	272,311
Interest income							44,398
Unallocated corporate expenses							(33,333)
Finance costs							(75,894)
Share of results of associates							(21,494)
Net gain on disposal of subsidiaries and associates							921
Impairment loss on trademark licenses							(164,667)
Impairment loss on available-for-sale investments							(49,845)
Impairment loss on club debentures							(778)
Allowance for loan receivable							(11,542)
Allowance for other receivable							(2,412)
Loss before income tax							(42,335)
Income tax expense							(53,669)
Loss for the year							(96,004)

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Trading of securities HK$'000	Property development and trading HK$'000	Trading of computer related products under "Memorex®" HK$'000	Trading of consumer electronic products HK$'000	Consolidated HK$'000
Assets and liabilities at 31 March 2006					
ASSETS					
Segment assets	727,006	–	1,583,194	235	2,310,435
Interests in associates					647,693
Unallocated corporate assets					1,235,052
Consolidated total assets					4,193,180
LIABILITIES					
Segment liabilities	–	421	919,884	–	920,305
Borrowings					858,020
Unallocated corporate liabilities					195,532
Consolidated total liabilities					1,973,857

	Continuing operations			Discontinued operations	
	Trading of computer related products HK$'000	Corporate HK$'000	Total HK$'000	Trading of computer related products under "Memorex®" HK$'000	Consolidated HK$'000
Other information					
For the year ended 31 March 2006					
Capital expenditure	162	23	185	15,285	15,470
Depreciation and amortization	2,000	613	2,613	11,998	14,611
Impairment loss on trademark licenses	164,667	–	164,667	–	164,667
Addition of goodwill arising on acquisition of a subsidiary	–	623	623	–	623
Addition of goodwill arising on acquisition of an associate	–	2,276	2,276	–	2,276
Net provision for doubtful debts	685	2,412	3,097	13,575	16,672
Allowance for slow moving inventories	–	–	–	75,732	75,732
Gain on disposals of interests in subsidiaries and associates	–	921	–	–	921

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Continuing operations				Discontinued operations		
	Trading of computer related products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Total HK$'000	Trading of computer related products under "Memorex®" HK$'000	Trading of consumer electronic products HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2005							
REVENUE							
External sales	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
SEGMENT RESULT	13,212	77,263	2,105	92,580	243,346	24,847	360,773
Interest income							22,651
Unallocated corporate expenses							(63,933)
Realization of negative goodwill arising on acquisition of an additional interest in an associate							2,057
Finance costs							(18,198)
Share of results of associates							(64,909)
Impairment loss on goodwill arising on acquisition of an associate							(177,446)
Amortization of goodwill arising on acquisition of associates							(28,089)
Loss on disposal of subsidiaries and associates							(15,747)
Profit before income tax							17,159
Income tax expense							(117,397)
Loss for the year							(100,238)

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Consolidated *HK$'000*
Assets and liabilities at 31 March 2005					
ASSETS					
Segment assets	144,621	108,000	2,284,675	3,792	2,541,088
Interests in associates					632,201
Unallocated corporate assets					483,264
Consolidated total assets					3,656,553
LIABILITIES					
Segment liabilities	103	1,512	872,534	–	874,149
Borrowings					243,351
Unallocated corporate liabilities					283,062
Consolidated total liabilities					1,400,562

	Continuing operations			Discontinued operations	
	Trading of computer related products *HK$'000*	Corporate *HK$'000*	Total *HK$'000*	Trading of computer related products under "Memorex®" *HK$'000*	Consolidated *HK$'000*
Other information For the year ended 31 March 2005					
Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005	–	–	–	24,430	24,430
Capital expenditure	168	471	639	13,590	14,229
Depreciation and amortization	51,813	1,561	53,374	17,477	70,851
Impairment loss on goodwill arising on acquisition of an associate	–	177,446	177,446	–	177,446
Net provision for doubtful debts	566	5,726	6,292	15,977	22,269
Allowance for slow moving inventories	–	–	–	25,588	25,588
Loss on deemed disposal of associates	–	19,251	19,251	–	19,251

9. SEGMENT INFORMATION *(Cont'd)*

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the People's Republic of China (the "PRC").

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market	
	2006	**2005**
	HK$'000	*HK$'000*
America	4,906,186	4,834,806
Europe	429,401	581,085
Others	366,195	260,568
	5,701,782	5,676,459

Revenue from the Group's discontinued operations was derived principally from North America (2006: HK$4,848,142,000, 2005: HK$4,834,806,000) and Europe (2006: HK$429,401,000, 2005: HK$539,279,000).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	2,456,692	1,349,581	144	501
North America	1,150,454	1,118,220	13,199	11,311
Europe	164,560	257,408	1,776	2,111
Taiwan	48,051	49,178	325	294
Others	366,802	462,365	26	12
	4,186,559	3,236,752	15,470	14,229

As at 31 March 2005, intangible assets of HK$233,475,000, goodwill of HK$167,908,000 and deferred tax assets of HK$18,418,000 were excluded from the analysis of the carrying amount of segment assets and as at 31 March 2006, goodwill of HK$6,621,000 is excluded form the analysis of the carrying amount of segment assets.

10. OTHER INCOME

Other income included the following items:

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest on bank deposits	3,224	910	823	517	4,047	1,427
Interest on loan receivables	40,234	21,130	–	–	40,234	21,130
Interest on loan from associates	117	94	–	–	117	94
Net exchange gain	–	324	–	–	–	324
Internet service income	366	3,096	–	–	366	3,096
Royalty income	–	–	788	2,787	788	2,787
Unrealized fair value gain of investments held for trading/ Net unrealized holding gain on other investment	43,313	17,223	–	–	43,313	17,223
Rental income	20,594	20,415	6,110	7,257	26,704	27,672
Net gain on trading of derivatives financial instruments	–	15,100	–	–	–	15,100
Waiver of debt by a third party	–	14,415	–	–	–	14,415
Management fee income	3,497	3,573	–	–	3,497	3,573

11. OTHER EXPENSES

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Loss on disposal of investment securities	–	29,712	–	–	–	29,712
Impairment loss on available-for-sale-investments	49,845	–	–	–	49,845	–
Impairment loss on club debentures	778	–	–	–	778	–
	50,623	29,712	–	–	50,623	29,712

For the year ended 31 March 2006, the directors of the Company reviewed the carrying value of unlisted equity securities in the PRC. After considering the subsequent purchase consideration offered by certain third parties, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement.

12. FINANCE COSTS

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest on borrowings wholly repayable within five years:						
– Bank loans and overdrafts	4,993	2,778	12,403	2,944	17,396	5,722
– Other loans	58,055	11,875	–	–	58,055	11,875
– Finance leases	–	–	25	99	25	99
Interest on bank borrowings not wholly repayable within five years	418	502	–	–	418	502
	63,466	15,155	12,428	3,043	75,894	18,198

13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gain on disposal of subsidiaries	7,175	3,504	–	–	7,175	3,504
Net loss on deemed disposal of interest in associates	(14,048)	(19,251)	–	–	(14,048)	(19,251)
Gain on disposal of associates	7,794	–	–	–	7,794	–
	921	(15,747)	–	–	921	(15,747)

15. INCOME TAX EXPENSE

	Continuing operations		Discontinued operations		Consolidated	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current tax:						
Hong Kong Profits Tax	2,112	79	–	–	2,112	79
Overseas	2,003	4,226	70,473	95,931	72,476	100,157
	4,115	4,305	70,473	95,931	74,588	100,236
Deferred tax *(Note 40)*	216	(23)	(21,135)	17,184	(20,919)	17,161
	4,331	4,282	49,338	113,115	53,669	117,397

The income tax expense for the year can be reconciled to the loss before income tax per the consolidated income statements as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Loss before income tax:		
Continuing operations	(144,092)	(248,508)
Discontinued operations	101,757	265,667
	(42,335)	17,159
Tax at applicable tax rate of 41%	(17,357)	7,035
Tax effect of share of results of associates	8,813	26,612
Tax effect of income not taxable for tax purposes	(17,774)	(11,596)
Tax effect of expenses not deductible for tax purposes	32,250	93,530
Tax effect of tax losses not recognized	29,371	16,434
Utilization of tax losses not previously recognized	(51)	(7,308)
Utilization of deferred tax assets not previously recognized	(811)	(319)
Reversal of deferred tax assets previously recognized	–	27,273
Effect of different tax rates of subsidiaries operating in other jurisdictions	19,064	(31,551)
Others	164	(2,713)
Income tax expense for the year	53,669	117,397

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2006 and 2005.

15. INCOME TAX EXPENSE *(Cont'd)*

For the years ended 31 March 2006 and 2005, a major subsidiary operating in the United States of America ("USA") provided for the USA Corporation tax at 41% on the assessable profit in the USA. As the major profit of the Group was contributed by this subsidiary, the tax reconciliation is prepared using 41%.

Income tax arising in other jurisdictions was calculated at the rates prevailing in the relevant jurisdictions.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

(i) On 19 January 2006, the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "MII"), entered into agreements (the "Disposal Agreement") with Imation Corp. ("Imation"), a company listed on the New York Stock Exchange, to dispose of MII's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and to dispose of MII's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex" which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by MII and the Disposed Companies (the "Disposed Business").

The aggregate consideration of the Disposal comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the completion date net current asset amount (as defined in the Company's circular dated 10 April 2006) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the completion date net current asset amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the earnout amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Disposed Companies to be disposed of by the MII and calculated on an agreed basis set out in the Disposal Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The earnout amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that Imation transfers control of the business (as defined in the circular dated 10 April 2006) at any time, prior to 1 April 2009, Imation will pay MII an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

Pursuant to the Disposal Agreement, the Group was also required to transfer and assign the trading of consumer electronic product business (the "Discontinued Business") to Imation before the completion of the Disposal Agreement and accordingly, the trading of consumer electronic product business was classified as discontinued operations.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

(ii) Given the current estimated net consideration of approximately HK$2,454,000,000 for the Disposed Business as set out in the Company's announcement dated 26 January 2006, the net proceeds of disposal are expected to exceed the aggregate amount of the carrying value of trademark licenses of MII, the net carrying amount of the relevant assets and liabilities of the Disposed Business and accordingly, no impairment loss has been recognized.

On 10 March 2005, the Group also entered into agreement to dispose of approximately 15.3% interest in CSHL for a consideration of approximately HK$26,000,000, the completion which is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization"), details of the CSHL Disposal and the CSHL Reorganization are set out in note 24. After completion of the disposal of CSHL, the Group will retained approximately 14% equity interest in CSHL.

The assets and liabilities attributable to the Disposed Business as well as the approximately 15.3% share of assets are liabilities of CSHL (after the completion of the CSHL Reorganization), which are expected to be sold within twelve months, have been classified as a disposal group held for sale and was presented separately in the balance sheet (see below). No significant assets attributable to the Discontinued Business will be abandoned upon its operations were discontinued.

Regarding the CSHL Disposal, the net proceed of disposal of approximately HK$26,000,000 is expected to exceed the share of assets and liabilities of CSHL (after the completion of CSHL Reorganization), no impairment loss has also been recognized.

The disposal of Disposed Business and CSHL Disposal was completed subsequent to the balance sheet date.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

The major classes of assets and liabilities of the Disposed Business and CSHL as at 31 March 2006, which have been presented separately in the balance sheet, are as follows:

	2006
	HK$'000
Property, plant and equipment	29,720
Goodwill	167,908
Intangible assets	68,002
Interests in an associate	30,822
Deferred tax assets	51,684
Inventories	616,142
Trade and other receivables	645,946
Tax recoverable	9,019
Bank balances and cash	26,016
Total assets classified as held for sale	1,645,259
Trade and other payables	669,778
Other liabilities	1,738
Bank borrowings	170,698
Deferred tax liabilities	12,114
Total liabilities associated with assets classified as held for sale	854,328

The results attributable to the Disposed Business and Discontinued Business for the year were as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Revenue	5,385,144	5,418,803
Cost of sales	(4,167,175)	(4,231,301)
Other income	8,441	11,499
Distribution and selling expenses	(955,573)	(757,830)
Administrative expenses	(156,652)	(172,461)
Finance costs	(12,428)	(3,043)
Profit before income tax	101,757	265,667
Income tax expense	(49,338)	(113,115)
Profit for the year	52,419	152,552

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

The cash flows of the discontinued operations were as follows:

	2006 HK$'000	2005 HK$'000
Net cash (used in) from operating activities	(261,773)	281,908
Net cash used in investing activities	(15,160)	(13,302)
Net cash from (used in) financing activities	170,236	(152,682)

17. LOSS FOR THE YEAR

	Continuing operations		Discontinued operations		Consolidated	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Loss for the year has been arrived at after charging (crediting):						
Staff costs (including directors' emoluments):						
Salaries and other benefits	19,393	34,265	145,970	136,585	165,363	170,850
Retirement benefits scheme contributions	856	1,341	2,832	1,837	3,688	3,178
	20,249	35,606	148,802	138,422	169,051	174,028
Depreciation and amortisation:						
Amortisation of intangible assets and goodwill (included in administrative expenses)	–	45,272	806	5,794	806	51,066
Depreciation and amortization of property, plant and equipment	2,613	8,102	11,191	11,683	13,804	19,785
	2,613	53,374	11,997	17,477	14,610	70,851
Allowance for bad and doubtful debts	3,097	11,374	13,575	10,895	16,672	22,269
Allowance for loan receivables	11,542	8,338	–	–	11,542	8,338
Allowance (reversal of allowance) for margin loan receivables	4,922	(2,387)	–	–	4,922	(2,387)
Write-down of slow moving and obsolete inventories	–	1,060	75,732	24,528	75,732	25,588
Auditors' remuneration	8,964	2,398	4,862	6,092	13,826	8,490
Net gain on investments held for trading/Net gain on other investments	(60,980)	(62,136)	–	–	(60,980)	(62,136)
Loss on disposal of property, plant and equipment	2,616	405	120	693	2,736	1,098
Cost of inventory recognized as expense	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
Share of income tax of associates (included in share of results of associates)	2,615	4,247	–	–	2,615	4,247
Exchange loss (gain)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION

(a) Directors' remuneration

The emoluments paid or payable to each of the 12 (2005: 12) directors were as follows:

	2006 *HK$'000*	2005 *HK$'000*
Chan Kwok Keung, Charles		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Yap, Allan		
Fees	–	–
Other emoluments:		
Salaries and other benefits	2,400	2,400
Retirement benefits scheme contributions	12	12
	2,412	2,412
Lui Siu Tsuen, Richard		
Fees	–	–
Other emoluments:		
Salaries and other benefits	1,600	1,378
Retirement benefits scheme contributions	94	92
	1,694	1,470
Chan Kwok Hung		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(a) Directors' remuneration *(Cont'd)*

	2006 *HK$'000*	2005 *HK$'000*
Fok Kin-ning, Canning		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Ip Tak Chuen, Edmond		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Cheung Hon Kit		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Kwok Ka Lap, Alva		
Fees	48	24
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	48	24

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(a) Directors' remuneration *(Cont'd)*

	2006 *HK$'000*	2005 *HK$'000*
Wong King Lam, Joseph		
Fees	50	25
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	50	25
Yuen Tin Fan, Francis		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Sin Chi Fai		
Fees	12	N/A
Other emoluments:		
Salaries and other benefits	–	N/A
Retirement benefits scheme contributions	–	N/A
	12	N/A
Shih, Edith		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Directors' fees	110	49
Other emoluments:		
Salaries and other benefits	4,000	3,778
Retirement benefits scheme contributions	106	104
	4,216	3,931

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(b) Employees' remuneration

The emoluments of the five highest paid individuals of the Group included one director for each of the two years ended 31 March 2006 and 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other benefits	10,392	9,916
Performance related incentive payments	5,697	3,898
Retirement benefit scheme	312	252
	16,401	14,066

	Number of employees	
	2006	2005
HK$2,000,001 to HK$2,500,000	1	2
HK$2,500,001 to HK$3,000,000	2	1
HK$7,000,001 to HK$7,500,000	–	1
HK$8,500,001 to HK$9,000,000	1	–
	4	4

19. DISTRIBUTIONS

	2006	2005
	HK$'000	*HK$'000*
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share)	13,418	11,193
Interim, paid – HK4 cents per share with a scrip option	9,045	–
	22,463	11,193

The final dividend of HK6 cents (2005: HK6 cents) per share in cash with a scrip option has been proposed by the directors and is subject to approval of the shareholders at the forthcoming general meeting.

19. DISTRIBUTIONS *(Cont'd)*

Share dividends were offered in respect of the 2005 and 2006. These cash and share dividends were as follows:

	2006 *HK$'000*	2005 *HK$'000*
Dividend		
– cash	9,850	10,987
– share alternative	12,613	206
	22,463	11,193

20. EARNINGS (LOSS) PER SHARE

For the years ended 31 March 2006 and 2005, the calculation of the basic earnings (loss) per share is based on the profit (loss) for the year attributable to equity holders of the Company of profit (loss) of HK$8,915,000 and HK$161,862,000, respectively, and on the weighted average number of shares in issue during the years ended 31 March 2006 and 2005 of 226,164,460 shares and 198,244,118 shares respectively.

For continuing and discontinued operations

The calculation of the basic and diluted earnings (loss) per share attributable to the ordinary equity holders of the Company is based on the following data:

Earnings:

	2006 *HK$'000*	2005 *HK$'000*
Profit (loss) for the year attributable to equity holders of the Company	8,915	(161,862)

Number of shares:

	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share (in thousands)	226,164	198,244
Effect of dilutive potential ordinary shares: Options (in thousands)	2,806	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share (in thousands)	228,970	N/A

During the year ended 31 March 2005, no diluted loss per share in respect of both the continuing and discontinued operations is presented as the exercise of the Company's share options would result in a decrease in loss per share.

20. EARNINGS (LOSS) PER SHARE *(Cont'd)*

From continuing operations

The calculation of the basic and diluted loss per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

Loss figures are calculated as follows:

	2006 *HK$'000*	2005 *HK$'000*
Profit (loss) for the year attributable to equity holders of the Company	8,915	(161,862)
Less: Profit for the year from discontinued operations	(27,985)	(68,955)
Earnings for the purposes of basic earnings per share from continuing operations	(19,070)	(230,817)

The denominators used are the same as those detailed above both basic earnings per share.

From discontinued operations

Basic earnings per share for the discontinued operations is 12 cents per share (2005: 35 cents per share) and diluted earnings per share for the discontinued operations is 12 cents per share, based on the profit for the year from the discontinued operations of HK$27,985,000 (2005: HK$68,955,000) and the denominators detailed above for basic and diluted earnings per share.

The following table summarizes the impact on both basic and diluted earnings per share as a result of:

	Impact on basic earnings per share		Impact on diluted earnings per share	
	2006 *HK$*	2005 *HK$*	2006 *HK$*	2005 *HK$*
Earnings (loss) per share – basic				
Figures before adjustments	(0.65)	(0.81)	(0.64)	N/A
Adjustments arising from changes in accounting policies *(Note 3)*	0.69	(0.01)	0.68	N/A
Figures after adjustments	0.04	(0.82)	0.04	N/A

21. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Moulds HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At 1 April 2004	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	1,103	–	–	(4,882)	37	(3,742)
Additions	–	–	–	13,528	701	14,229
Disposals and write off	–	–	–	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	–	–	–	(3,811)	–	(3,811)
At 31 March 2005	47,125	43,569	2,971	86,186	4,385	184,236
Currency realignment	(662)	–	–	(372)	(32)	(1,066)
Additions	–	–	–	15,213	257	15,470
Reclassified as held for sale	–	–	–	(87,240)	(1,416)	(88,656)
Disposals and write off	–	(33,438)	–	(2,871)	(522)	(36,831)
Disposal of a subsidiary	–	–	–	(150)	–	(150)
At 31 March 2006	46,463	10,131	2,971	10,766	2,672	73,003
Analysis of cost or valuation:						
At 31 March 2005						
At cost	18,918	43,569	2,971	86,186	4,385	156,029
At valuation	28,207	–	–	–	–	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
At 31 March 2006						
At cost	18,256	10,131	2,971	10,766	2,672	44,796
At valuation	28,207	–	–	–	–	28,207
	46,463	10,131	2,971	10,766	2,672	73,003
DEPRECIATION, AMORTIZATION AND IMPAIRMENT						
At 1 April 2004	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	31	–	–	(4,262)	24	(4,207)
Provided for the year	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	–	–	–	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	–	–	–	(2,328)	–	(2,328)
At 31 March 2005	9,625	40,443	2,970	58,058	2,583	113,679
Currency realignment	(20)	–	–	(257)	(18)	(295)
Provided for the year	1,016	430	1	11,881	476	13,804
Reclassified as held for sale	–	–	–	(57,825)	(1,111)	(58,936)
Eliminated on disposals and write off	–	(30,742)	–	(2,754)	(234)	(33,730)
Eliminated on disposal of a subsidiary	–	–	–	(86)	–	(86)
At 31 March 2006	10,621	10,131	2,971	9,017	1,696	34,436
NET BOOK VALUES						
At 31 March 2006	35,842	–	–	1,749	976	38,567
At 31 March 2005	37,500	3,126	1	28,128	1,802	70,557

21. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The above items of property, plant and equipment are depreciated on straight-line basis at the following rates per annum.

Freehold land	Nil
Leasehold land and buildings	Over the period of the leases or 2% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

The Group's land and buildings comprise:

	2006	2005
	HK$'000	*HK$'000*
Outside Hong Kong:		
Under medium-term leases in other regions of the PRC	23,194	24,122
Freehold in Taiwan	12,648	13,378
	35,842	37,500

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation, their carrying amount would have been stated at HK$19,747,000 and HK$20,452,000 at 31 March 2006 and 2005, respectively.

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$510,000 at 31 March 2005.

22. INVESTMENT PROPERTIES

	HK$'000
FAIR VALUE	
Acquired on acquisition of a subsidiary and at 31 March 2006	133,000

The fair value of the Group's investment properties at 31 March 2006 have been arrived at on the basis of valuation carried out by B. I. Appraisals Limited, a firm of independent valuers. The valuation, which conforms to the Hong Kong Institute of Surveyors Valuation Standard on Properties, of the Group's investment properties was arrived at by reference to market evidence of transaction prices for similar properties.

The investment properties are held under long leases and are situated in Hong Kong.

23. INTANGIBLE ASSETS

	Trademark licences HK$'000 (note a)	Patent HK$'000 (note b)	Total HK$'000
COST			
At 1 April 2004	281,318	8,065	289,383
Arising on acquisition of additional interest in a subsidiary	–	–	–
At 31 March 2005	281,318	8,065	289,383
Eliminated against accumulated amortization upon the application of HKFRS 3	(54,631)	–	(54,631)
At 1 April 2005 – as restated	226,687	8,065	234,752
Reclassified as held for sale	(62,020)	(8,065)	(70,085)
At 31 March 2006	164,667	–	164,667
AMORTIZATION AND IMPAIRMENT			
At 1 April 2004	31,065	470	31,535
Provided for the year	23,566	807	24,373
At 31 March 2005	54,631	1,277	55,908
Eliminated against cost upon the application of HKFRS 3	(54,631)	–	(54,631)
At 1 April 2005 – as restated	–	1,277	1,277
Provided for the year	–	806	806
Impairment loss on trademark licences	(164,667)	–	(164,667)
Reclassified as held for sale	–	(2,083)	(2,083)
At 31 March 2006	(164,667)	–	(164,667)
CARRYING VALUES			
At 31 March 2006	–	–	–
At 31 March 2005	226,687	6,788	233,475

23. INTANGIBLE ASSETS *(Cont'd)*

Notes:

a. The amount represented the acquisition of the "Memorex®" trademark licenses from Memorex Telex N. V. in 1999 and the "Dysan" and "Precision" trademark licenses from an independent third party.

The carrying amount of the "Memorex®" trademark was reclassified to the Disposed Assets as set out in Note 16.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

The carrying amounts of trademark licenses of "Memorex®" brand are classified as held for sale as at 31 March 2006, which are then stated at lower of carrying amount and fair value less cost to sale. (see Note 16 for details).

The trademark licenses of "Dysan" and "Precision" brand relied on the support from the trademark licenses of "Memorex®" brand's administrative structure, market network and reputation. Following the conditional disposal of the trademark licenses of "Memorex®" brand, the trademark licenses of "Dsyan" and "Precision" is expected to be impaired by the directors of the Company as there is a drop-out period of one year after such disposal according to the sale and purchase agreement. Accordingly, impairment loss of HK$164,667,000 is recognized in the consolidated income statement for the year ended 31 March 2006.

b. The amount represented the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

24. GOODWILL

	Goodwill arising on acquisition before 1 January 2005	Goodwill arising on acquisition after 1 January 2005	Total
	HK$'000	*HK$'000*	*HK$'000*
COST			
At 1 April 2004	287,424	–	287,424
Arising on acquisition of additional interest in a subsidiary	–	24,430	24,430
At 31 March 2005	287,424	24,430	311,854
Eliminated against accumulated amortization upon the application of HKFRS 3	(143,946)	–	(143,946)
At 1 April 2005			
– as restated	143,478	24,430	167,908
Additions	–	6,621	6,621
Reclassified as held for sale	(143,478)	(24,430)	(167,908)
At 31 March 2006	–	6,621	6,621
AMORTIZATION			
At 1 April 2004	117,253	–	117,253
Provided for the year	26,693	–	26,693
At 31 March 2005	143,946	–	143,946
Eliminated against cost upon the application of HKFRS 3	(143,946)	–	(143,946)
At 1 April 2005			
– as restated and 31 March 2006	–	–	–
CARRYING VALUES			
At 31 March 2006	–	6,621	6,621
At 31 March 2005	143,478	24,430	167,908

24. GOODWILL *(Cont'd)*

Notes:

a. As at 1 April 2005, goodwill amounted to HK$167,908,000 (after adjusted for the eliminations of accumulated amortization upon application of HKFRS 3) represented the goodwill arisen from the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in MII in 2003, and for the year ended 31 March 2005, the amount of HK$24,430,000 represents the goodwill arisen from the acquisition of a further of 1.6% interest in MII after 1 January 2005. Goodwill are reclassified to Disposed Assets as set out in Note 16.

b. For the year ended 31 March 2006, the addition of goodwill of approximately HK$623,000 and HK$5,998,000 attributed to the acquisition of the entire interest in Createsuccess Limited ("Createsuccess") and Rapid Growth Profits Limited ("Rapid Growth"), respectively (see Note 42 for details).

During the year, impairment testing was performed in relation to the goodwill arising from acquisition of Createsuccess and Rapid Growth. Management and directors determine that there is no impairment of the above mentioned goodwill.

25. INTERESTS IN ASSOCIATES

	2006	2005
	HK$'000	*HK$'000*
Cost of investment in associates which are:		
– listed in Hong Kong *(note a)*	508,994	508,994
– listed overseas	200,025	195,736
– unlisted	6,579	6,579
Share of post-acquisition losses, net of dividends received	(106,884)	(129,977)
Goodwill on acquisitions of an associate *(note b)*	38,979	51,094
Negative goodwill on acquisition of an associate *(note c)*	–	(225)
Reclassified as held for sale *(note f)*	(30,822)	–
	616,871	632,201
Fair value of listed shares	474,211	299,240
Amount due from an associate *(note d)*	2,623	2,197
Loan to an associate *(note e)*	1,331	1,331

Notes:

a. Amount represents the Group's 29.36% equity interest in CSHL at 31 March 2006 and 31 March 2005.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

b. Included in the investment in associates is goodwill of HK$38,979,000 and HK$51,094,000 as 31 March 2006 and 2005 arising on acquisition of associate, respectively. The movement of goodwill is set out below:

	HK$'000
COST	
At 1 April 2004 and 2005	280,892
Elimination against accumulated amortization upon the application of HKFRS 3 *(see Note 2)*	(229,798)
At 1 April 2005	
– as restated	51,094
Additions	2,276
At 31 March 2006	53,370
AMORTIZATION AND IMPAIRMENT	
At 1 April 2004	24,263
Provided for the year	28,089
Impairment loss recognized for the year	177,446
At 31 March 2005	229,798
Elimination against cost upon the application of HKFRS 3 *(see Note 2)*	(229,798)
At 1 April 2005	
– as restated	–
Release upon deemed disposal of an associate	14,391
At 31 March 2006	14,391
CARRYING VALUE	
At 31 March 2006	38,979
At 31 March 2005	51,094

Until 31 March 2005, goodwill had been amortized for a period of ten years.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

c. Negative goodwill arising on acquisition of an associate:

	HK$'000
GROSS AMOUNT	
At 1 April 2004	–
Additions	(233)
At 31 March 2005	(233)
Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)*	233
At 31 March 2006	–
REALIZATION	
At 1 April 2004	–
Released during the year	(8)
At 31 March 2005	(8)
Elimination against gross amount upon the application of HKFRS 3 *(see Note 2)*	8
At 31 March 2006	–
CARRYING AMOUNT	
At 31 March 2006	–
At 31 March 2005	(225)

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over ten years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 *(see Note 2)*.

d. At 31 March 2006, the amount is unsecured, interest-free and is repayable on demand. The fair value of the amounts due from an associate at respective balance sheet date was approximate to the corresponding carrying amount.

At 31 March 2005, the amount due from an associate was unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair value of the Group's amount due from associates as at the balance sheet dates approximate to the carrying amount of the receivables.

e. Loan to an associate is unsecured, has no fixed terms of repayment and bears interest at prevailing market rates.

The fair value of the Group's loan to associate as at the balance sheet dates approximate to the carrying amounts of the receivables.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

f. Details of the Group's principal associates at 31 March 2006 are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Proportion of equity interest attributable to the Group 2005 %	2006 %	Principal activities
CSHL	Corporate	Hong Kong	29.36	29.36	Investment holding
PSC Corporation Ltd ("PSCL")	Corporate	Singapore	21.71	24.26	Supply of household consumer products

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. The Group's share of interest in CSHL at 31 March 2005 and at 31 March 2006, respectively, is calculated based on the net assets of CSHL at 31 December 2004 and 2005 respectively, after adjusting for any material transactions up to 31 March 2005 and 31 March 2006, and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

During the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 March 2006, the Group held 29.36% equity interest in CSHL.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2005 and at 31 March 2006, respectively is calculated based on the net assets of PSCL at 31 March 2005 and at 31 March 2006, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "CSHL Disposal"). The completion of the CSHL Disposal is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization").

On 19 May 2006, the CSHL Reorganization was duly completed, which resulted in (i) CSHL continues to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments; (ii) all other subsidiaries of CSHL which are engaged in property development, holding business and vessels for sand mining, and all other associate companies of CSHL which are engaged in manufacturing and marketing of tires, business of providing package tour, travel and related services and hotel operation have been grouped under Group Dragon Investments Limited (a wholly owned subsidiary of CSHL) ("GDI") and continue to be run by the existing management of CSHL; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

On 26 May 2006, Somerley Limited, financial advisor to the Group, made an offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 17 October 2005 and was completed in June 2006. The Group's interest in CSHL was reduced to 14.04% and presented as non-current asset held for sale *(see note 16)*, whilst the Group held 98.92% interest in GDI.

Details of the CSHL Disposal and the GDI Acquisition are set out in a Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

g. The summarized financial information in respect of the Group's associates is set out below:

	2006	**2005**
	HK$'000	*HK$'000*
Total assets	3,307,275	3,452,648
Total liabilities	(1,132,934)	(1,308,483)
Net assets	2,174,341	2,144,165
Group's share of net assets of associates	616,871	632,201

	2006	**2005**
	HK$'000	*HK$'000*
Revenue	870,320	898,270
Loss for the year	(56,160)	(184,410)
Group's share of loss of associates for the year	(21,494)	(64,909)

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of those associates, extracted from the relevant audited financial statements of associates, both for the year and cumulatively, are as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Accumulated unrecognized of share losses of associates	(19,441)	(19,230)

26. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 *(See Note 2)*.

	Investment securities 2005 *HK$'000*	Other investments 2005 *HK$'000*	Total 2005 *HK$'000*
Listed securities			
Hong Kong	–	131,563	131,563
Overseas	–	1,058	1,058
Unlisted securities Overseas/ PRC *(note a)*	123,348	–	123,348
Unlisted debt security Hong Kong *(note b)*	–	12,000	12,000
	123,348	144,621	267,969
Market value of listed securities	–	132,621	132,621
Carrying amount analyzed for reporting purposes as:			
Non-current	123,348	186	123,534
Current	–	144,435	144,435
	123,348	144,621	267,969

Notes:

(a) As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.

- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠州食品有限公司), which holds a piece of land in the PRC.

- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotels building and travelling business.

* The Group agreed with the investing companies to give up voting power of election of directors, management daily operation and financial decisions in these investments. Any change to the terms of agreement need to be consent by both parties. As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

26. INVESTMENTS IN SECURITIES *(Cont'd)*

(b) The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion). The Nippon Asia Bond was fully redeemed in current year.

27. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 March 2006 analyzed as non-current assets, comprise:

	2006
	HK$'000
Listed investments:	
– Equity securities listed in Hong Kong *(note a)*	19,681
Unlisted securities:	
– equity securities *(note b)*	73,500
– debt securities *(note c)*	514,364
	607,545
Analyzed for reporting purpose as:	
Current assets	73,500
Non-current assets	534,045
	607,545

Notes:

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC (the "PRC Investments"). They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably because the range of reasonable fair value estimates is so significant. During the year ended 31 March 2006, certain third parties have made an offer to acquire the PRC Investments from the Group. After considering the purchase consideration offered by the third party, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement. The disposal of the PRC Investments was completed subsequent to the balance sheet date.

27. AVAILABLE-FOR-SALE INVESTMENTS *(Cont'd)*

(c) During the year ended 31 March 2006, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as conversion option embedded in the convertible notes. The fair value of the convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL Appraisal Ltd. ("RHL"), a firm of independent valuers.

As at 31 March 2006, the fair value for the debt element and conversion option element were approximately HK$514,364,000 and HK$231,509,000, respectively. RHL applied net present value and Black-Scholes model for the valuation of the debt element and conversion option element respectively. Accordingly, an decrease in fair value of approximately HK$18,175,000 for the debt element and an increase in fair value of approximately HK$114,048,000 for conversion option element were recognized in equity and profit and loss, respectively. The decrease in fair value of the debt element is mainly due to increase in prevailing market interest rate.

28. LOAN RECEIVABLES

	2006	**2005**
	HK$'000	*HK$'000*
Fixed-rate loan receivables	–	5,533
Floating-rate loan receivables	20,162	106,318
Net assets	20,162	111,851

Included in the carrying amount of loans receivables as at 31 March 2006 and 31 March 2005 is accumulated impairment loss of HK$45,581,000 and HK$39,033,000, respectively.

During the year, impairment loss of HK$11,542,000 has been recognized as the loan receivable's carrying amount is lower than the present value of estimated future cash flow discounted at the loan receivables original effective interest rate of the loan receivables.

The exposure of the Group's fixed-rate loan receivables to fair value interest rate risks and their contractual maturity dates are as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Fixed-rate loan receivables		
– within one year	–	5,533

28. LOAN RECEIVABLES *(Cont'd)*

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate loan receivables	5.75%	3.6% to 10%
Floating-rate loan receivables	5.25% to 11%	5% to 7.3%

The Group's loan receivables that are denominated in currencies other than the functional currency of the relevant Group are set out below:

	US$ *$'000*	NTD *$'000*
As at 31 March 2006	–	–
As at 31 March 2005	712	78,000

The fair value of the Group's loan receivables as at the balance sheet dates approximates to the carrying amount of the receivables.

29. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

During the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party (the "Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

As the conditions in the Port Agreement have not yet been fulfilled, the transaction has not yet been completed.

During the year ended 31 March 2006, the Group paid an aggregate of approximately HK$155,175,000 as tender deposits to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

The fair value of the Group's deposits for acquisition of long-term investments was approximate to the corresponding carrying amount.

30. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

30. OTHER ASSET *(Cont'd)*

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

During the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of Other Asset of approximately HK$2,515,000 was recognized in the consolidated income statement for year ended 31 March 2005.

During the year ended 31 March 2006, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the year ended 31 March 2006.

31. INVENTORIES

	2006	**2005**
	HK$'000	*HK$'000*
Raw materials	3,125	6,781
Work in progress	1,801	1,962
Finished goods	3,627	578,335
	8,553	587,078
Classified as held for sale *(Note 16)*	616,142	–
	624,695	587,078

As at 31 March 2005, included above are finished goods of HK$97,486,000 which are carried at net realizable value.

As at 31 March 2006, included above are raw materials of HK$176,000 and work in progress of HK$1,000 which are carried at net realizable value.

32. TRADE AND OTHER RECEIVABLES

	2006	2005
	HK$'000	*HK$'000*
Trade receivables	729,983	653,637
Less: accumulated allowances	(73,313)	(61,854)
	656,670	591,783
Other receivables	49,006	170,121
Reclassified as held for sale	(645,946)	–
	59,730	761,904

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
Not yet due	573,862	548,407
Overdue within one month	66,333	25,996
Overdue between one and two months	2,266	4,561
Overdue more than two months	14,209	12,819
	656,670	591,783

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

33. INVESTMENTS HELD FOR TRADING/CONVERSION OPTION EMBEDDED IN CONVERTIBLE NOTES

Investments held for trading as at 31 March 2006 include:

	2006
	HK$'000
Listed securities:	
– Equity securities listed in Hong Kong	397,989
– Equity securities listed elsewhere	24,008
	421,997

The fair values of investments held for trading are determined based on the quoted market bid price available on the relevant exchanges.

	2006
	HK$'000
Unlisted conversion options embedded in convertible notes	231,509

33. INVESTMENTS HELD FOR TRADING/CONVERSION OPTION EMBEDDED IN CONVERTIBLE NOTES *(Cont'd)*

Conversion options embedded in convertible notes represented the conversion option element of the three convertible notes subscribed by the Group for the year ended 31 March 2006. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL *(see Note 27)*.

34. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLES

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at respective balance sheet date approximate to the corresponding carrying amounts.

Margin loan receivables and payables are generated from brokers' business, aged less than one month and bears interest ranging from prime rate plus 3.5% per annum to prime rate plus 5% per annum (2005: prime rate plus 3.5% per annum to prime rate plus 5% per annum).

35. PLEDGED BANK DEPOSIT

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and are therefore classified as current assets.

The deposit carries variable interest ranges from 3.5% to 4.6%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

36. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$71,535,000 and HK$564,154,000 at 31 March 2006 and 2005, respectively.

During the year, trade creditor balance of HK$405,439,000 was reclassified as liabilities directly associated with assets held for sale.

The following is an aged analysis of trade creditors at respective balance sheet date:

	2006	**2005**
	HK$'000	*HK$'000*
Not yet due	380,210	417,919
Overdue within one month	75,260	74,518
Overdue between one and two months	11,467	27,951
Overdue more than two months	10,037	43,766
	476,974	564,154

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

37. BORROWINGS

	2006	**2005**
	HK$'000	*HK$'000*
Borrowings comprise:		
Bank loans	125,275	82,010
Other loans	562,047	161,341
	687,322	243,351
Analyzed as:		
Secured	314,373	38,531
Unsecured	372,949	204,820
	687,322	243,351

The above amounts bear interest at prevailing market rates and are repayable as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Within one year or on demand	591,629	85,881
Between one and two years	5,073	149,751
Between two and five years	23,732	1,407
Over five years	66,888	6,312
	687,322	243,351
Amounts due within one year and shown under current liabilities	(591,629)	(85,881)
Amounts due after one year	95,693	157,470

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Fixed-rate borrowings due within one year	200,000	–

37. BORROWINGS *(Cont'd)*

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings are as follows:

	2006	**2005**
Effective interest rate:		
Fixed-rate borrowings	18%	N/A
Variable-rate borrowings	5.03% to 10%	2.3% to 7.3%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	US$	**NTD**
	$'000	*$'000*
As at 31 March 2006	–	32,540
As at 31 March 2005	258	34,148

Bank overdrafts are repayable on demand. The bank loans carry interest at prevailing market rate ranging from 5.25% to 8.0% and are secured by the Group's bank deposits and investment in securities.

The fair value of the Group's borrowings at respective balance sheet date approximates to the corresponding carrying amount.

38. OBLIGATIONS UNDER FINANCE LEASES

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 6.92% for the years ended at 31 March 2005. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	US$
	$'000
As at 31 March 2005	59

The fair value of the above Group's finance lease obligations approximates to their carrying amount.

39. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and repaid during the year ended 31 March 2006. It was derecognized upon disposal of the subsidiary *(Note 43)*.

40. DEFERRED TAX

The followings are the major deferred tax liabilities (assets) recognized and movements thereon during the year:

	Revaluation of investment property	Accelerated tax depreciation	Tax losses	Others*	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 April 2004	–	744	(20,468)	(15,620)	(35,344)
Currency realignment	–	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	–	833	19,994	(3,666)	17,161
Realized on disposal of a subsidiary	–	(459)	459	–	–
At 31 March 2005	–	1,033	(32)	(19,305)	(18,304)
Currency realignment	–	21	–	(41)	(20)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	–	789	–	(21,708)	(20,919)
Arising on acquisition of subsidiaries	6,298	–	(300)	–	5,998
Reclassified as held for sale	–	(1,697)	–	41,267	39,570
At 31 March 2006	6,298	146	(332)	213	6,325

* The amount is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006	2005
	HK$'000	*HK$'000*
Deferred tax assets	–	(18,418)
Deferred tax liabilities	6,325	114
	6,325	(18,304)

The Group has unused tax losses of HK$374,839,000 and HK$387,410,000 at 31 March 2006 and 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$1,897,000 and HK$185,000 at 31 March 2006 and 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$372,942,000 and HK$387,225,000 at 31 March 2006 and 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

41. SHARE CAPITAL

	Number of shares	Value HK$'000
Authorized:		
At 31 March 2005 and 31 March 2006 (Ordinary shares of HK$0.01 each)	20,000,000,000	200,000
Issued and fully paid:		
At 1 April 2004 (Ordinary shares of HK$0.01 each)	186,553,202	1,866
Issue upon scrip dividend *(note a)*	75,210	–
Issue of new shares *(note b)*	37,000,000	370
At 31 March 2005 (Ordinary shares of HK$0.01 each)	223,628,412	2,236
Issue upon scrip dividend *(note c)*	3,624,990	36
Exercise of share options *(note d)*	10,000,000	100
At 31 March 2006 (Ordinary shares of HK$0.01 each)	237,253,402	2,372

Notes:

(a) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year rank pari passu with the existing shares in all respects.

(b) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

(c) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share.

On 3 March 2006, 1,109,705 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.735 per share.

(d) During the year ended 31 March 2006, 10,000,000 shares in the Company of HK$0.01 were issued upon exercise of 10,000,000 share options at subscription price of HK$3.415 per share, the shares issued during the year rank pari passu with the existing shares in all respects.

42. ACQUISITION OF SUBSIDIARIES

On 8 March 2005, the Group acquired 100% of the issued capital of Createsuccess for a consideration of approximately HK$3,351,000.

On 28 March 2006, the Group acquired 100% of the issued share capital of Rapid Growth for a consideration of approximately HK$39,048,000.

The acquisitions have been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisitions was HK$6,621,000.

	Carrying amount and Fair value 2006 *HK$'000*
NET ASSETS ACQUIRED	
Investment properties	133,000
Trade and other payables	(711)
Trade and other receivables	3,436
Bank balances and cash	10
Bank borrowings	(93,000)
Tax payables	(399)
Deferred tax liabilities	(5,998)
	36,338
Minority interests	(560)
	35,778
Goodwill	6,621
Total consideration	42,399
SATISFIED BY:	
Cash	42,399
Net cash outflow arising on acquisition:	
Cash consideration paid	(42,399)
Cash and cash equivalents acquired	10
	(42,389)

The goodwill arising on the acquisition of Createsuccess and Rapid Growth is attributable to the anticipated profitability.

The subsidiaries acquired during the year did not contribute significantly to the turnover and the result of the Group. The cash flow contributed or utilized by the subsidiaries acquired during the year was not significant.

43. DISPOSAL OF SUBSIDIARIES

	2006	2005
	HK$'000	*HK$'000*
Property, plant and equipment	64	1,483
Interest in an associate	–	5,244
Trade and other receivables	1,289	53
Amounts due from group companies	1	26,758
Bank balances and cash	181	92
Trade and other payables	(3,672)	(1,832)
Amounts due to group companies	(14)	(27,187)
Amount due to an associate	–	(146)
Tax payable	(359)	–
Amount due to a minority shareholder	(2,514)	–
	(5,024)	4,465
Minority interests	280	–
Net assets disposed of	(4,744)	4,465
Currency translation reserve realized	569	7,842
Other reserves realized	–	(7,810)
Attributable capital reserve	–	(556)
	(4,175)	3,941
Gain on disposal of subsidiaries	7,175	3,504
	3,000	7,445
SATISFIED BY:		
Cash	3,000	7,445
Net cash inflow arising from disposal of subsidiaries:		
Cash consideration	3,000	7,445
Bank balances and cash disposed of	(181)	(92)
	2,819	7,353

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

44. MAJOR NON-CASH TRANSACTIONS

During the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

44. MAJOR NON-CASH TRANSACTIONS *(Cont'd)*

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

During the year ended 31 March 2006, the major non-cash transactions were as follows:

(a) The acquisition of investment held for trading of HK$31,360,000 was satisfied by short-term loan receivable and other receivable of HK$25,590,000 and HK$5,770,000 respectively.

(b) Other receivables of HK$121,563,000 was transferred to short-term loan receivable and short-term loan receivable from a related company of HK$118,800,000 and HK$2,763,000 due to the change of the terms of the outstanding amounts.

45. CONTINGENT LIABILITIES

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2006 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 (equivalent to HK$ 2,345,000) and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2006 and 2005 respectively to cover the possible damages as estimated by the Directors of the Company.

The Group has no other contingent liabilities as at 31 March 2006.

The following contingent liabilities arise from interests in associates:

	2006	**2005**
	HK$'000	*HK$'000*
Share of contingent liabilities of associates arising from:		
Guarantees given to banks in respect of bank facilities utilized by:		
investees	2,348	4,551
third parties	175	175
Other guarantees issued to:		
investees	9,037	9,037
	11,560	13,763

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2005 and 2004.

46. OPERATING LEASE COMMITMENTS

The Group as lessee

	2006 *HK$'000*	2005 *HK$'000*
Minimum lease payments paid under operating leases during the year:		
Land and buildings	28,943	30,585
Property, plant and equipment	20,275	23,267
	49,218	53,852

At the respective balance sheet dates, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31 March 2006		As at 31 March 2005	
	Land and buildings *HK$'000*	Property, plant and equipment *HK$'000*	Land and buildings *HK$'000*	Property, plant and equipment *HK$'000*
Within one year	7,549	556	23,008	23,121
In the second to fifth year inclusive	24,235	1,599	75,368	19,521
Over five years	30,294	–	46,519	–
	62,078	2,155	144,895	42,642

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

The Group as lessor

	2006 *HK$'000*	2005 *HK$'000*
Rental income earned under operating leases during the year:		
Property	6,456	7,426
Plant and equipment	20,248	20,246
	26,704	27,672

46. OPERATING LEASE COMMITMENTS *(Cont'd)*

The Group as lessor *(Cont'd)*

At the respective balance sheet dates, the Group had contracted with tenants for the following future minimum lease income which full due as follows:

	As at 31 March 2006		As at 31 March 2005	
	Property	Plant and equipment	Property	Plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	4,308	–	–	26,738
In the second to fifth year inclusive	19,392	–	–	39,594
Over five years	15,066	–	–	14,426
	38,766	–	–	80,758

The Group has committed tenants with lease term for a range of one to eight years.

47. SHARE OPTION SCHEMES

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

47. SHARE OPTION SCHEMES *(Cont'd)*

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 9,000,000 and 21,800,000 representing 3.79% and 9.75% of the shares of the Company in issue at 31 March 2006 and 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

2003 Share Option Scheme

During the year ended 31 March 2005, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise price per share	Number of share options outstanding at 31.3.2005
		HK$	
Directors			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
Employees			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
			12,800,000

No options were granted to or exercised by the directors or employees of the Group, during the year ended 31 March 2005.

47. SHARE OPTION SCHEMES *(Cont'd)*

2003 Share Option Scheme *(Cont'd)*

During the year ended 31 March 2006, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise period HK$	Number of share options Outstanding at 1.4.2005	Exercised during the year	Transfer during the year *(Note)*	Lapsed during the year	Outstanding at 31.3.2006
Directors							
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(4,800,000)	(1,600,000)	-	-
Employees							
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(5,200,000)	1,600,000	(2,800,000)	-
			12,800,000	(10,000,000)	-	(2,800,000)	-

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

2001 Share Option Scheme

During the year ended 31 March 2005, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise price per share HK$	Number of share options outstanding at 31.3.2005
Directors			
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000

No options were granted to or exercised by the directors or employees during the year ended 31 March 2005.

47. SHARE OPTION SCHEMES *(Cont'd)*

2001 Share Option Scheme *(Cont'd)*

During the year ended 31 March 2006, the movements of the share options are as follows:

			Number of share options		
Date of grant	Exercisable period	Exercise period HK$	Outstanding at 1.4.2005	Transfer *(Note)*	Outstanding at 31.3.2006
Directors					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000	(1,750,000)	7,250,000
Employees					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	–	1,750,000	1,750,000
			9,000,000	–	9,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

48. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of certain payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

49. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group to secure banking and other financing facilities:

	2006	2005
	HK$'000	*HK$'000*
Trade receivables	–	105,494
Listed securities of associates	270,558	88,467
Inventories	–	–
Land and buildings	12,648	13,378
Investment properties	133,000	–
Investments in securities	–	12,816
Available-for-sale investments	505,294	–
Investments held for trading	231,069	–
Bank deposits	19,966	20,014
	1,172,535	240,169
Classified as held for sale	257,368	–
	1,429,903	240,169

50. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet date, details of which are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Substantial shareholder and its associates:		
Loan receivables of the Group at end of the year *(note a)*	159,559	224,233
Loan payable of the Group at end of the year *(note a)*	352,046	149,333
Loans advanced by (repaid to) the Group during the year *(note a)*	(64,674)	56,868
Interest received and receivable by the Group *(note a)*	25,105	12,066
Interest paid and payable by the Group *(note a)*	27,446	10,490
Disposal of a subsidiary	–	238
Loans advanced to the Group during the year *(note a)*	202,713	–
Parking fee income	–	68
Rent paid and payable by the Group	2,451	1,298
Associates:		
Rental paid and payable by the Group	871	1,353
Interest received and receivable by the Group *(note a)*	117	94
Management fee income	3,493	3,608
Sales of finished goods	142	–
Rent received and receivable by the Group	216	232

Details of balances with associates at the respective balance sheet date are set out in Note 24.

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$404,280,000 and HK$6,681,000 at 31 March 2006 and 2005, respectively.

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the respective balance sheet date.

51. SUBSEQUENT EVENTS

(a) On 19 January 2006, MII entered into the Disposal Agreement with Imation. Details of this disposal are set out in Note 16, the Company's announcement dated 26 January 2006 and the Company's circular dated 10 April 2006. This disposal was completed on 28 April 2006.

(b) On 22 April 2006, the Company, Success Securities Limited and See Corporation Limited ("SCL") entered into an underwriting agreement in relation to the rights issue of SCL. Pursuant to which, the Company agreed to subscribe untaken rights shares up to its commitment of 329,037,330 rights shares at a subscription price of HK$0.014 per rights share. On the same date, the Company executed an undertaking to SCL that it would take up its entitlement under the rights issue of SCL in full. On 30 June 2006, the Company subscribed 1,991,487,330 rights shares of SCL at HK$0.014 per rights shares.

Details of the transaction are set out in the Company's circular dated 17 May 2006.

(c) On 27 April 2006, the Group entered into a subscription agreement with Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP"), a public limited company with its shares listed on the Stock Exchange, to subscribe for the 1% convertible note of MPP with a principal amount of HK$270 million for a total cash consideration of HK$270 million.

The subscription was completed on 15 June 2006. Details of the subscription are set out in the Company's announcement dated 28 April 2006 and the Company's circular dated 26 May 2006.

(d) On 24 May 2006, the CSHL Disposal was completed following the completion of the CSHL Reorganization. Details of the CSHL Disposal and CSHL Reorganization are set out in Note 24.

On the same date, Somerley Limited, financial advisor to the Group, made a voluntary offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 7 October 2005.

The transaction was completed on 16 June 2006. The assets and liabilities of GDI as at 16 June 2006 are not presented as the financial information of GDI as at 16 June 2006 is not available. Details of the CSHL Disposal and the GDI Acquisition are set out in the Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

51. SUBSEQUENT EVENTS ***(Cont'd)***

(e) On 27 June 2006, the Group entered into five subscription agreements with each of five subscribers (the "Subscription Agreements"), four of them are fund subscribers who are funds managed by global asset management firms, with the remaining subscriber being ITC Corporation Limited ("ITC"), a public limited company with its shares are listed on the Stock Exchange. Pursuant to the Subscription Agreements, the fund subscribers and ITC have in aggregate conditionally agreed to subscribe by cash for the US$150 million 1% convertible exchange notes with principal amount of US$75 million each (the "Hanny Notes") (the "ITC Subscription").

ITC, through its indirect wholly-owned subsidiaries, is the substantial shareholder of the Group holding approximately 23.3% of the total issued share capital of the Company as at the date of the Subscription Agreements, and therefore ITC is a connected person of the Company pursuant to the Listing Rules. Accordingly, the issue of the Hanny Notes to ITC under the Subscription Agreement with ITC constitutes a connected transaction of the Company under the Listing Rules.

Under the Subscription Agreement, the Group is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with China Enterprises Limited ("CEL"), to subscribe the 1% convertible note of CEL with principal amount of US$100 million with the proceeds from the issue of the Hanny Notes (the "CEL Subscription").

CEL is a public limited company with its common shares traded on the OTC (over-the-counter) Bulletin Board in the United States and is an indirectly owned subsidiary of the Group as at the date of this report.

Details of the ITC Subscription and CEL Subscription are set out in the Company's announcement dated 6 July 2006.

(f) On 28 June 2006, the Group entered into a subscription agreement with Mei Ah Entertainment Group Limited ("Mei Ah"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of Mei Ah with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 29 June 2006 and the Company's circular dated 21 July 2006.

(g) On 10 July 2006, the Group entered into a subscription agreement with Golden Harvest Entertainment (Holdings) Limited ("GH"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of GH with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 11 July 2006.

52. BALANCE SHEET OF THE COMPANY

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Non-current Assets		
Investment in subsidiaries	118,373	118,373
Amounts due from subsidiaries	–	1,864,365
Available-for-sale investments	136,926	–
Club debentures	1,070	1,704
	256,369	1,984,442
Current Assets		
Other receivables	264	265
Amounts due from subsidiaries	2,204,919	–
Investments held for trading	28,401	–
Investments in securities	–	816
Bank balances and cash	242	646
	2,233,826	1,727
Current Liabilities		
Other payables	27,590	32,193
Amounts due to a subsidiary	127,130	–
Borrowings – due within one year	552,046	–
	706,766	32,193
Net Current Assets (Liabilities)	1,527,060	(30,466)
Total assets less current liabilities	1,783,429	1,953,976
Non-current Liabilities		
Borrowing – due after one year	–	149,333
	–	149,333
	1,783,429	1,804,643
Capital and Reserves		
Share capital	2,372	2,236
Reserves	1,781,057	1,802,407
	1,783,429	1,804,643

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31 March 2006 are as follows:

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Hanny Magnetics (B.V.I.) Limited	British Virgin Islands ("B.V.I.") 22 May 1990	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100%	–	100%	Investment holding
Hanny Magnetics Limited	Hong Kong 27 April 1971	HK$1,100,000,200 ordinary share HK$6,000,000 5% non-voting deferred shares *(note a)*	–	100%	100%	Investment holding and trading and marketing of computer media products and related peripherals and accessories
Hanny Magnetics (Zhuhai) Limited *(note b)*	People's Republic of China (the "PRC") 14 March 1988	US$45,740,000	–	100%	100%	Manufacturing of magnetic media products
Memorex Canada Ltd.	Canada 9 January 1990	CAD2	–	68.68%	45.2%	Distribution of computer media products and audio and video products
Memorex Holdings Limited	Bermuda 3 November 2003	US$100,000	–	65%	65%	Investment holding
MII	B.V.I. 20 February 1997	US$1,000,000	–	68.68%	45.2%	Investment holding and holding of trademark licenses
Memorex Products Europe Limited	United Kingdom 6 October 1999	GBP2	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Memorex Products, Inc.	USA 18 November 1993	US$79,001,000	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Rich Life Holdings Pte Ltd.	Singapore 19 March 2002	S$2	–	100%	100%	Investment holding
Ultimate Strategy Limited	B.V.I. 28 August 2003	US$1	–	100%	100%	Investment holding
Well Orient Limited	Hong Kong 21 August 2000	HK$2	–	100%	100%	Investment holding
Zhuhai Hanny Property Investment Limited	B.V.I. 5 December 2002	US$1	–	100%	100%	Inactive

Notes:

(a) The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the Company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

(b) The Company is registered in the form of wholly-owned foreign investment enterprise.

The above table lists out the subsidiaries of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries would, in the opinion of the directors, result in particular of excessive length."

3. MANAGEMENT DISCUSSION AND ANALYSIS

Set out below is the management discussion and analysis of the Group's results and financial review, and business and corporate developments extracted from the annual report of the Company for the year ended 31st March, 2006:

"Results and financial review

Results

For the year ended 31 March 2006, the Group's audited consolidated loss before minority interests was HK$96.0 million (2005: loss of HK$100.2 million, as restated), which comprised of loss after operating income and expenses from continuing operations of HK$9.5 million (2005: profit of HK$50.8 million), impairment loss on trademark licenses of HK$164.6 million (2005: Nil), favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil), finance costs from continuing operations of HK$63.5 million (2005: HK$15.2 million), share of net losses of associates of HK$21.5 million (2005: net losses of HK$65.0 million, as restated), net gain on disposal of subsidiaries and associates of HK$1.0 million (2005: loss of HK$15.7 million), income tax expense from continuing operations of HK$4.3 million (2005: HK$4.3 million), and profit from discontinued operations of HK$52.4 million (2005: HK$152.6 million). In addition, there were realization of negative goodwill arising on acquisition of an additional interest in an associate, impairment loss on goodwill arising on acquisition of an associate and amortization of goodwill arising on acquisition of associates of HK$2.1 million, HK$177.4 million and HK$28.1 million, respectively, for the year ended 31 March 2005, there were no such items for the year ended 31 March 2006 as a result of the change in accounting policy as set out in Note 1.

Segment results

For trading of computer related products, segment turnover amounted to HK$4,262.0 million, increasing by HK$284.3 million (7.1%) from fiscal year 2005 and segment result recorded HK$62.7 million, decreasing by HK$193.9 million (75.6%).

For trading of consumer electronic products, segment turnover amounted to HK$1,174.6 million, decreasing by HK$390.1 million (25.0%) from fiscal year 2005 and segment result recorded HK$22.0 million, decreasing by HK$2.8 million (11.3%).

For trading of securities, segment turnover amounted to HK$146.4 million, increasing by HK$52.5 million (55.9%) from fiscal year 2005 and segment result recorded HK$175.7 million, increasing by HK$98.4 million (127.3%).

For property development and trading, segment turnover amounted to HK$118.8 million, increasing by HK$79.2 million (200%) and segment result recorded HK$11.9 million, increased by HK$9.8 million (466.7%).

This year, although the Group experienced steady growth, gross profit margin declined . This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. Nevertheless, allowances for slow-moving and obsolete inventories and bad and doubtful debts of HK$75.7 million and HK$14.3 million resulted in a lowered gross margin for the year.

The results of the Group was critically increased from a loss of HK$100.2 million (as restated) for the year ended 31 March 2005 to a loss of HK$96.0 million for the year by reduction of amortization of goodwill and realization of negative goodwill arising on acquisition of associates during the year totaled HK$26.0 million as compared to the year ended 31 March 2005 as a result of the change in

accounting policy as set out in Note 1. Furthermore, the Group suffered less net losses under "Share of results of associates" during the year of HK$21.5 million, representing a decrease of HK$43.4 million (66.9%) from the previous fiscal year. In addition, the Group has a favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil). The Group also disposed of its subsidiaries and associates during the year with a net gain of HK$1.0 million while a net loss of HK$15.7 million was resulted from disposals during the year ended 31 March 2005. Impairment loss on intangible assets decreased by HK$12.8 million to HK$164.6 million as compared to the year ended 31 March 2005 of HK$177.4 million. However, finance costs incurred increased by HK$48.3 million during the year owing to the increase in other borrowings as compared to the year ended 31 March 2005. Operating income from continuing operations and profit from discontinued operations dropped significantly from HK$50.8 million and HK$152.5 million for the year ended 31 March 2005, respectively, to an operating loss of HK$9.5 million and profit of HK$52.4 million for the year, respectively.

Investment in Convertible Notes

During the year, the Group acquired three unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$650.0 million. The aggregate fair value increase of HK$114.0 million in respect of the conversion option element and decrease of HK$18.2 million in respect of the debt element were recognized in profit and loss and reserves, respectively.

Liquidity

Bank and cash balances at 31 March 2006 decreased significantly to HK$26.5 million (2005: HK$379.6 million), accounting for 1.4% (2005: 27%) of the net tangible asset value of the Group. Such dramatic decrease was mainly attributable to the reclassification of bank and cash balances of HK$26.0 million to "assets classified as held for sale" pursuant to the very substantial disposal as set out in the Company's circular dated 10 April 2006 (the "Memorex Disposal"). The cash was mainly used for daily operations and investments in financial instruments during the year. The current ratio of the Group at 31 March 2006 was 1.43 (2005: 1.91).

Financial Review

The current assets of the Group at 31 March 2006 increased by HK$301.5 million (12.7%) to HK$2,669.0 million (2005: HK$2,367.5 million, as restated).

Such increase was mainly attributable to the decrease in trade and other receivables, inventories, bank balances and cash, other asset, short-term loan receivables, short-term loan receivables from related companies, tax recoverable and margin loan receivables by HK$702.2 million, HK$578.5 million, HK$353.1 million, HK$108.0 million, HK$91.7 million, HK$64.7 million, HK$18.9 million, and HK$11.9 million, respectively, at year end as compared to the last year, and offset by the increase in investments and amounts due from associates by HK$582.6 million and HK$2.7 million, respectively. In addition, there was an increase in "assets classified as held for sale" of HK$1,645.2 million at year end pursuant to the Memorex Disposal.

Other asset valued at HK$108.0 million as at 31 March 2005 was fully disposed of at a consideration of HK$118.8 million during the year, with a profit of HK$10.8 million.

Inventories decreased from HK$587.1 million as at 31 March 2005 to HK$8.6 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$616.1 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The increase of HK$37.6 million before the reclassification was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom at year end due to the increase in sales and the increase in supply on hand primarily in DVD inventory.

Trade and other receivables decreased from HK$761.9 million (as restated) as at 31 March 2005 to HK$59.7 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$645.9 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The number of days for debtors turnover before the reclassification increased slightly from 38 days last year to 39 days in the current year.

Trade and other payables decreased from HK$1,011.8 million as at 31 March 2005 to HK$358.8 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$669.8 million to "liabilities directly associated with assets classified as held for sale" pursuant to the Memorex Disposal. The number of day for creditors turnover decreased from 54 days last year to 44 days in current year. Such decrease was mainly attributable to the early settlement of trade payables in lieu of cash discount on goods purchased during the year.

At 31 March 2006, total borrowings of the Group amounted to HK$720.5 million (2005: HK$293.3 million), of which HK$95.7 million (2005: HK$160.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$125.3 million (2005: HK$82.0 million), other loans of HK$562.0 million (2005: HK$161.3 million), and overdrafts of HK$33.2 million (2005: HK$47.0 million). In addition, there were obligations under finance leases and an amount due to a minority shareholder of HK$0.5 million and HK$2.5 million, respectively, as at 31 March 2005. The increase in borrowings was mainly due to new borrowings totaling of HK$1,762.5 million obtained during the year for the purposes of investment and daily operation, but with the total repayment of only HK$1,240.8 million. In addition, bank borrowing of HK$93.0 million was recorded as a liability of the Group through the acquisition of a subsidiary in March 2006.

Interest in associates

The decrease in balance from HK$632.2 million as at 31 March 2005 to HK$616.9 million as at 31 March 2006 was mainly due to the acquisition of an additional equity interest in an associate of HK$24.1 million, disposal of interests in certain associates of HK$4.4 million, currency translation loss of HK$3.4 million, and share of associates' increase in other reserves and losses, of HK$35.1 million and HK$21.5 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was disposed of with a loss of HK$14.4 million during the year. An equity interest of 15.3% in China Strategic Holdings Limited of HK$30.8 million was reclassified to "assets classified as held for sale" pursuant to the Circular dated 26 May, 2006 issued by the Company.

Pledge of assets

At 31 March 2006, certain assets of the Group amounting to HK$1,430.0 million (2005: HK$240.2 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March 2006 significantly increased to 38. 6% (2005: 16.2%) owing to the additions of bank and other borrowings during the year to finance the Group's investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. However, the Group will consider entering into hedging contracts to eliminate any exposures to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

As at 31 March 2006, the Group had no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2005: Nil). However, the Group had a share of contingent liabilities from its associates in relation to guarantees given to banks and third parties of HK$11.5 million (2005: HK$13.7 million).

Employees and remuneration policies

As at 31 March 2006, there were approximately 500 staff (2005: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

Major Acquisitions and Disposals

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and acquisition of interests in Group Dragon Investments Limited ("GDI")

On 10 March 2005, the Company and PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of an approximately 15.3% interests in CSHL at a consideration of approximately HK$26 million. The Share Sale Agreement was completed on 24 May 2006. On 26 May 2006, Somerley Limited, on behalf of Well Orient Limited ("Well Orient") made a voluntary offer to the shareholders of GDI, other than those owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it ("GDI Offer"). The GDI Offer closed at 4:00 p.m. on 16 June 2006. Well Orient received a total of 306,622,223 GDI shares representing approximately 69.56% of the issued share capital of GDI. Together with the 129,409,897 GDI shares (representing approximately 29.36% of the existing issued share capital of GDI) already held by Well Orient, Well Orient was interested in approximately 98.92% of the issued share capital of GDI.

Subscription of convertible note of Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP")

On 20 April 2005, Loyal Concept Limited ("Loyal Concept"), an indirect wholly-owned subsidiary of the Company, and MPP entered into a subscription agreement (the "Subscription Agreement") regarding the subscription by Loyal Concept of a zero coupon convertible note due 2010 of MPP with a principal amount of HK$450 million at an initial conversion price of HK$0.44 per conversion share, subject to adjustment from time to time. The subscription and the transactions contemplated under the Subscription Agreement were approved by the shareholders in a special general meeting of the Company held on 24 June 2005 and the Subscription Agreement was completed on 11 August 2005. Details of the transaction are set out in the circular of the Company dated 7 June 2005.

The underwriting agreement and subscription of convertible note of See Corporation Limited (formerly known as Ruili Holdings Limited) ("SCL")

On 21 April 2005, the Company, SCL and Tai Fook Securities Company Limited entered into an underwriting agreement, pursuant to which, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share. On the same date, the Company and SCL entered into a subscription agreement (the "SCL Subscription Agreement") to subscribe for a zero coupon convertible note due 2010 of SCL in a principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to the adjustment from time to time. On 22 July 2005, the Company subscribed for 320 million rights shares of SCL at HK$0.10 per rights share. The SCL Subscription Agreement was completed on 10 August 2005. Details of the transaction are set out in the circular of the Company dated 24 May 2005.

Subscription of convertible note of Wo Kee Hong (Holdings) Limited ("WKH")

On 18 August 2005, the Company and WKH entered into a subscription agreement (the "WKH Subscription Agreement") to subscribe for the 7.25% convertible note due 2008 of WKH with a principal amount of HK$30 million at an initial conversion price of HK$0.10 per conversion share, subject to adjustment from time to time. The WKH Subscription Agreement was completed on 7 September 2005. Details of the transaction are set out in the circular of the Company dated 9 September 2005.

Disposal of the assets of Memorex International Inc. ("MII")

On 19 January 2006, MII and Imation Corp. entered into a sale and purchase agreement (the "S&P Agreement") for the sale and purchase of all of the assets of MII relating to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by MII, Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. for an aggregate consideration of US$330 million plus adjustments amount and earnout amount calculated in accordance with the S&P Agreement. The S&P Agreement was completed on 28 April 2006. Details of the transaction are set out in the circular of the Company dated 10 April 2006.

Acquisition of the entire issued share capital of Rapid Growth Profits Limited ("Rapid Growth")

On 9 March 2006, an indirect wholly-owned subsidiary of Company entered into a sale and purchase agreement (the "RG Agreement") for the sale and purchase of the entire issued share capital of Rapid Growth and the shareholder's loan for a consideration of HK$39,054,194.00. The assets held by Rapid Growth (through its wholly-owned subsidiary) was the property situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong and four car park spaces on the 4th Floor at that building. The RG Agreement was completed on 28 March 2006. Details of the transaction are set out in the circular of the Company dated 27 March 2006."

4. STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 30th June, 2006, being the latest practicable date for this statement of indebtedness prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$477,425,000 comprising secured borrowings of approximately HK$115,668,000 and unsecured borrowings of approximately HK$361,757,000. The secured borrowings of approximately HK$115,668,000 included bank borrowings of approximately HK$91,838,000, share margin financing loans of approximately HK$4,695,000 and bank overdrafts of approximately HK$19,135,000. The unsecured borrowings of approximately HK$361,757,000 included unsecured bank borrowings of approximately HK$99,000, unsecured bank overdrafts of approximately HK$4,000 and other unsecured borrowings of approximately HK$361,654,000.

Debt securities

As at the close of business on 30th June, 2006, the Group had outstanding convertible notes of principal amount of approximately HK$770,973,000, which are convertible into approximately 85,664,000 Shares at the then conversion price of HK$9 per Share. The carrying amount of the convertible notes at 30th June, 2006 was approximately HK$629,069,000.

Pledge of assets and guarantees

At the close of business on 30th June, 2006, the secured borrowings were secured by certain of the Group's assets of approximately HK$222,089,000.

At the close of business on 30th June, 2006, the Group's banking facilities were also secured by corporate guarantee from the Company and joint guarantee by the Company and a director of the Company amounting to approximately HK$127,510,000 and HK$4,402,000, respectively.

Contingent liabilities

At the close of business on 30th June, 2006, the Group had no contingent liabilities.

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 30th June, 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease commitments, guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 30th June, 2006.

5. WORKING CAPITAL

Taking into account the Group's internal resources, the effect of the issue of the Hanny Notes and CEL Note Subscription and presently available banking and other facilities and in the absence of unforeseen circumstances, the Hanny Directors are of the opinion that the Group will have sufficient working capital to meet its present requirement and for the next twelve months from the date of this circular.

6. MATERIAL ADVERSE CHANGE

The Hanny Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st March, 2006 (being the date to which the latest published audited accounts of the Company were made up) up to and including the Latest Practicable Date.

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE GROUP

The following is the unaudited pro forma balance sheet of the Group assuming that the Subscription and the CEL Note Subscription had been completed on 31st March, 2006, and the Subscribers exchange their Hanny Notes into CEL Notes (the "CEL Note Exchange"). The effects on the Deemed Disposal upon the Subscribers convert the CEL Notes into CEL Shares have been shown in Note 4 to the unaudited pro forma balance sheet of the Group. The unaudited pro forma balance sheet of the Group is based upon the audited consolidated balance sheet of the Group as at 31st March, 2006 as set out in Appendix I to this circular, after making pro forma adjustments relating to the Subscription, the CEL Note Subscription and the CEL Note Exchange.

This unaudited pro forma balance sheet was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Group as at 31st March, 2006 or any future dates.

For the purpose of preparing this pro forma balance sheet, the financial information on Hanny Notes and CEL Notes, which is originally stated in United States dollars, is translated into Hong Kong dollars at the exchange rate of US$1 to HK$7.766.

	(A)	(B)	(C)	(D) = (A) + (B) + (C)	(E)	(F) = (D) + (E)
	The Group as at 31st March, 2006	Pro forma adjustment relating to the Subscription	Pro forma adjustment relating to the CEL Note Subscription	The pro forma Group after the Subscription and the CEL Note Subscription	Pro forma adjustment relating to the CEL Note Exchange	The pro forma Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 1)	*(Note 2)*		*(Note 3)*	
Non-current Assets						
Property, plant and equipment	38,567	–	–	38,567	–	38,567
Investment properties	133,000	–	–	133,000	–	133,000
Goodwill	6,621	–	–	6,621	–	6,621
Interests in associates	616,871	–	–	616,871	–	616,871
Loan to an associate	1,331	–	–	1,331	–	1,331
Available-for-sale investments	534,045	–	578,381	1,112,426	(578,381)	534,045
Deposits for acquisition of long-term investments	190,175	–	–	190,175	–	190,175
Club debentures	3,595	–	–	3,595	–	3,595
	1,524,205	–	578,381	2,102,586	(578,381)	1,524,205
Current Assets						
Inventories	8,553	–	–	8,553	–	8,553
Trade and other receivables	59,730	–	–	59,730	–	59,730
Available-for-sale investments	73,500	–	–	73,500	–	73,500
Investments held for trading	421,997	–	–	421,997	–	421,997
Conversion options embedded in convertible notes	231,509	–	198,219	429,728	(198,219)	231,509
Short-term loan receivables	20,162	–	–	20,162	–	20,162
Short-term loan receivables from related companies	159,559	–	–	159,559	–	159,559
Margin loan receivables	18,680	–	–	18,680	–	18,680
Amounts due from associates	2,623	–	–	2,623	–	2,623
Tax recoverable	923	–	–	923	–	923
Pledged bank deposit	19,966	–	–	19,966	–	19,966
Bank balances and cash	6,514	1,157,134	(776,600)	387,048	–	387,048
	1,023,716	1,157,134	(578,381)	1,602,469	(198,219)	1,404,250
Assets classified as held for sale	1,645,259	–	–	1,645,259	–	1,645,259
	2,668,975	1,157,134	(578,381)	3,247,728	(198,219)	3,049,509

	(A)	(B)	(C)	(D) = (A) + (B) + (C)	(E)	(F) = (D) + (E)
	The Group as at 31st March, 2006	Pro forma adjustment relating to the Subscription	Pro forma adjustment relating to the CEL Note Subscription	The pro forma Group after the Subscription and the CEL Note Subscription	Pro forma adjustment relating to the CEL Note Exchange	The pro forma Group
	HK$'000	*HK$'000* *(Note 1)*	*HK$'000* *(Note 2)*	*HK$'000*	*HK$'000* *(Note 3)*	*HK$'000*
Current Liabilities						
Trade and other payables	(358,856)	–	–	(358,856)	–	(358,856)
Margin loan payables	(153)	–	–	(153)	–	(153)
Bills payable	(422)	–	–	(422)	–	(422)
Derivative financial instrument	–	(187,982)	–	(187,982)	125,321	(62,661)
Tax payable	(33,264)	–	–	(33,264)	–	(33,264)
Borrowings – due within one year	(591,629)	–	–	(591,629)	–	(591,629)
Bank overdrafts	(33,187)	–	–	(33,187)	–	(33,187)
	(1,017,511)	(187,982)	–	(1,205,493)	125,321	(1,080,172)
Liabilities directly associated with assets classified as held for sale	(854,328)	–	–	(854,328)	–	(854,328)
	(1,871,839)	(187,982)	–	(2,059,821)	125,321	(1,934,500)
Net Current Assets	797,136	969,152	(578,381)	1,187,907	(72,898)	1,115,009
Total Assets Less Current Liabilities	2,321,341	969,152	–	3,290,493	(651,279)	2,639,214
Non-current Liabilities						
Borrowings – due after one year	(95,693)	–	–	(95,693)	–	(95,693)
Convertible note payable	–	(970,402)	–	(970,402)	646,935	(323,467)
Deferred tax liabilities	(6,325)	–	–	(6,325)	–	(6,325)
	(102,018)	(970,402)	–	(1,072,420)	646,935	(425,485)
	2,219,323	(1,250)	–	2,218,073	(4,344)	2,213,729
Capital and Reserves						
Share capital	2,372	–	–	2,372	–	2,372
Reserves	1,866,517	(1,250)	–	1,865,267	(4,344)	1,860,923
Equity attributable to equity holders of the Company	1,868,889	(1,250)	–	1,867,639	(4,344)	1,863,295
Minority interests	350,434	–	–	350,434	–	350,434
	2,219,323	(1,250)	–	2,218,073	(4,344)	2,213,729

(II) NOTES ON THE UNAUDITED PRO FORMA BALANCE SHEET OF THE GROUP

Notes:

(1) The adjustment reflects:

- the net receipt of HK$1,157,134,000 by the Group upon completion of the Subscription;
- the initial measurement of the fair value of the debt element and the derivative financial instrument of the Hanny Notes (i.e. Conversion Rights and Exchange Rights) on 29th August, 2006, the date of the agreement of the CEL Note Subscription, were HK$976,918,000 and HK$187,982,000, respectively, based on a valuation report issued by Greater China Appraisal Limited, a firm of independent valuers, dated 1st September, 2006; and
- the allocation of issue expense of HK$7,766,000 to the debt element and derivative financial instrument of the Hanny Notes, of which HK$6,516,000 is capitalised to debt element of the Hanny Notes and HK$1,250,000 is recognised as expense, respectively.

The embedded derivatives of the Hanny Notes are considered as not closely related to the host contract of the Hanny Notes.

(2) The adjustment reflects:

- the payment of HK$776,600,000 by the Group for the CEL Note Subscription; and
- the initial measurement of the fair value of the debt element and the conversion option derivative of the CEL Notes on 29th August 2006, the date of the agreement of the CEL Note Subscription, were HK$578,381,000 and HK$198,219,000, respectively, based on a valuation report issued by Greater China Appraisal Limited, a firm of independent valuers, dated 1st September, 2006.

The embedded derivatives of the CEL Notes are considered as not closely related to the host contract of the CEL Notes.

(3) The adjustment reflects:

- the holders of the Hanny Notes exercised in full their Exchange Rights;
- the principal amount of the Hanny Notes at fair value is exchanged into CEL Notes, which represents 66.67% of the initial principal amount of the Hanny Notes at fair value; and
- release of issue expense allocated to the debt element of the Hanny Notes on initial measurement of HK$4,344,000 to the income statement.

(4) The pro forma balance sheet had not taken into account of the following post balance sheet events:

- the very substantial disposal transaction regarding the disposal of the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data of the Group on 28th April, 2006; and
- the acquisition of 98.92% equity interests in GDI (which includes the 55.20% equity interests in CEL) by Hanny on 16th June, 2006 (the "Acquisition of GDI");

Had the pro forma balance sheet taken into account the 54.60% interest in CEL, the conversion of the CEL Notes after the Subscribers exercised their Exchange Rights would result in a decrease of the equity interests of Hanny (through its subsidiaries) in CEL from 54.60% to 11.63%. The conversion of CEL Notes into CEL Shares by the Subscribers would give rise to a deemed disposal of 42.97% equity interests in CEL for the Group.

An estimated loss amounted to approximately HK$219,808,000 would be resulted from the Deemed Disposal. The loss arising from the Deemed Disposal is represented by the difference between 54.60% of the net asset value of CEL of HK$719,625,000 before the conversion of the CEL Notes and 11.63% of the net asset value of CEL of HK$1,488,459,000 after the conversion of the CEL Notes, after certain adjustments to conform with the accounting policies adopted by the Group and with the assumption that no goodwill nor discount on acquisition arises from the Acquisition of GDI.

(II) ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HANNY HOLDINGS LIMITED

The following is the text of a report received from Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for inclusion in this circular, in respect of the unaudited pro forma financial information of the Group as set out in this appendix.


Deloitte.
德勤

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HANNY HOLDINGS LIMITED

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Appendix II (the "Unaudited Pro Forma Financial Information") to the circular dated 8th September, 2006 (the "Circular") in connection with the issue of convertible notes, the major transaction – subscription of convertible notes of China Enterprises Limited ("CEL") and the possible major transaction in relation to deemed disposal of interests in CEL (the "Transactions"), which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Transactions might have affected the financial information presented. The basis of preparation of Unaudited Pro Forma Financial Information is set out on pages from 141 to 144 of the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31st March, 2006 or any future date.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

8th September, 2006

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Hanny Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in the circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Hanny Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Hanny Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	1,600,000	0.64%
	Long position	Interest of controlled corporation	Corporate interest	83,329,310	33.27%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	4,850,000	1.94%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui ")	Long position	Beneficial owner	Personal interest	3,350,000	1.34%

Note:

This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

Dr. Chan is deemed to have a corporate interest 83,329,310 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) *Interests in equity derivatives (as defined in the SFO) of the Company*

(i) *Existing Hanny Bonds*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.13%
		Interest of controlled corporation	Corporate interest	10,662,920	4.26%

(ii) *Hanny Notes*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Interest of controlled corporation	Corporate interest	147,058,823	58.72%

(c) *Interests in associated corporations (as defined in the SFO) of the Company*

(i) *Interests in share options of PSC Corporation Ltd ("PSC")*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share	Approximate % of the issued share capital of PSC
						Singapore dollars	
Dr. Yap	Long position	Beneficial owner	Personal interest	20th August, 2004 to 19th August, 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20th August, 2004 to 19th August, 2013	2,000,000	0.086	0.11%

(ii) Interests in Wing On Travel (Holdings) Limited ("Wing On")

(a) Interests in shares of Wing On

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in Wing On	Approximate % of the issued share capital of Wing On
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	0.74%

(b) Interests in share options of Wing On

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share HK$	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	4,000,000	0.728	0.65%
Mr. Lui	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	500,000	0.728	0.08%
Mr. Sin Chi Fai	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Hanny Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Hanny Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares

Name of Shareholders	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note 1)*	Long position	Interest of spouse	83,329,310	157,721,743	96.25%
Ms. Ng Yuen Lan, Macy *(Note 1)*	Long position	Interest of spouse	1,600,000	315,756	0.76%
Dr. Chan *(Note 1)*	Long position	Interest of controlled corporation	83,329,310	157,721,743	96.25%
Dr. Chan *(Note 1)*	Long position	Beneficial owner	1,600,000	315,756	0.76%
Chinaview *(Note 1)*	Long position	Interest of controlled corporation	83,329,310	157,721,743	96.25%
Galaxyway Investments Limited ("Galaxyway") *(Note 1)*	Long position	Interest of controlled corporation	83,329,310	157,721,743	96.25%
ITC *(Note 1)*	Long position	Interest of controlled corporation	83,329,310	157,721,743	96.25%
ITC Investment Holdings Limited ("ITC Investment") *(Note 1)*	Long position	Interest of controlled corporation	83,329,310	10,662,920	37.53%
Mankar Assets Limited ("Mankar") *(Note 1)*	Long position	Interest of controlled corporation	83,329,307	-	33.27%
Famex *(Note 1)*	Long position	Beneficial owner	83,329,307	-	33.27%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	-	5.37%
Mr. Ma Ho Man, Hoffman	Long position	Beneficial owner	22,812,359	2,303,333	10.03%

Name of Shareholders	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Stark Asia *(Note 2)*	Long position	Beneficial owner	-	15,686,275	6.26%
Stark Master *(Note 2)*	Long position	Beneficial owner	-	101,960,784	40.71%
Stark Investments *(Note 2)*	Long position	Investment manager	-	127,450,980	50.89%
Evolution *(Note 3)*	Long position	Beneficial owner	-	19,607,843	7.83%
Evolution Capital Management LLC *(Note 3)*	Long position	Investment manager	-	19,607,843	7.83%

Notes:

1. Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 3 Shares. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar is deemed to be interested in 83,329,307 Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 83,329,310 Shares and 157,721,743 underlying shares (in respect of unlisted equity derivatives of the Company) which are held by Famex and Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,600,000 Shares and 315,756 underlying shares (in respect of unlisted equity derivatives of the Company) held by Dr. Chan.

   Pursuant to a sale and purchase agreement dated 17th August, 2006, Famex has conditionally agreed to acquire Sale Shares.

   ITC, through Hollyfield also holds the Existing Hanny Bonds with face value of HK$95,966,280. Upon full conversion of the Existing Hanny Bonds at an initial conversion price of HK$9.0 per Share, 10,662,920 Shares will be issued to Hollyfield. Dr. Chan holds the Existing Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Existing Hanny Bonds at an initial conversion price of HK$9.0 per Share, 315,756 Shares will be issued to Dr. Chan.

   Pursuant to the ITC Subscription Agreement, ITC has conditionally agreed to subscribe for at completion the ITC Subscriber Notes which entitle its holder to convert the ITC Subscriber Notes into 147,058,823 new Shares at an initial conversion price of US$0.51 per Share (subject to adjustment).

2. Stark Asia and Stark Master are funds managed by Stark Investments.

3. Evolution is a fund managed by Evolution Capital Management LLC.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Hanny Directors, the following parties, other than a Hanny Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited (formerly known as "Memorex Holdings Limited")	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%

Save as disclosed above, the Hanny Directors are not aware that there is any party (not being a Hanny Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business of the Group) have been entered into by members of the Group within the two years preceding the date of this circular and are or may be material:

(i) the placing and subscription agreement dated 23rd November, 2004 entered into between ITC, the Company and Success Securities Limited ("Success Securities") relating to the placing and subscription of 37,000,000 Shares at a price of HK$3.22 per Share;

(ii) two placing and subscription agreements dated 30th November, 2004 entered into among CEL, a non wholly-owned subsidiary of GDI, Wing On, an associated company of GDI, and a placing agent, Deutsche Bank AG, Hong Kong Branch, in relation to the placing of 6,000 million shares of Wing On by the placing agent on behalf of CEL at the price of HK$0.028 per share and the subscription of 6,000 million new shares of Wing On at HK$0.028 per share;

(iii) two sale and purchase agreements both dated 31st January, 2005 entered into between TFN Multi-Media Co., Ltd. and each of Pacific Development Co. Ltd. and Pacific Auto Co. Ltd. respectively (both indirect wholly-owned subsidiaries of the Company) relating to the disposal of an aggregate of 8.04% interest in Fu Yang Investment Co., Ltd;

(iv) a placing and subscription agreement dated 4th February, 2005 entered into among CEL, a non wholly-owned subsidiary of GDI, Wing On, an associated company of GDI, and a placing agent, Tai Fook Securities Company Limited, in relation to the placing of 6,400 million shares of Wing On at the price of HK$0.022 per share and the subscription of 6,400 million new shares of Wing On at HK$0.022 per share;

(v) the sale and purchase agreement dated 10th March, 2005 (the "Share Sale Agreement"), entered into amongst Nation Field Limited, PYI and the Company for the acquisition by Nation Field Limited of an aggregate of 270,000,000 then existing China Strategic shares from PYI and the Company for an aggregate consideration of HK$52,110,000 (HK$26,055,000 each for the Company and PYI);

(vi) the subscription agreement dated 20th April, 2005 entered into between Loyal Concept Limited, an indirect wholly-owned subsidiary of the Company, and Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP") in relation to the subscription by cash of HK$450 million convertible note issued by MPP;

(vii) the underwriting agreement dated 21st April, 2005 entered into between the Company, See Corporation Limited ("SCL") and Tai Fook Securities Company Limited in relation to the underwriting of the rights shares of SCL;

(viii) the subscription agreement dated 21st April, 2005 entered into between the Company and SCL relating to the subscription of HK$170 million convertible note issued by SCL in cash;

(ix) the loan agreement dated 11th August, 2005 entered into between the Company and Kingston Finance Limited ("Kingston") pursuant to which Kingston agreed to grant a loan facility of HK$400 million to the Company;

(x) a deed of mortgage and assignment dated 11th August, 2005 entered into between Well Orient Limited as the mortgagor and Kingston as the mortgagee in relation to the securities of China Strategic;

(xi) a security assignment dated 11th August, 2005 entered into between Loyal Concept Limited, an indirect wholly-owned subsidiary of the Company, as the assignor and Kingston as the assignee in relation to the HK$450 million convertible note of MPP;

(xii) a deed of mortgage of shares dated 11th August, 2005 entered into between the Company as the mortgagor and Kingston as the mortgagee in relation to the securities in SCL;

(xiii) a deed of security assignment dated 11th August, 2005 entered into between the Company as the assignor and Kingston as the assignee in relation to the HK$170 million convertible note of SCL;

(xiv) a subscription agreement dated 18th August, 2005 entered into between the Company and Wo Kee Hong (Holdings) Limited ("WKH") in respect of the subscription by the Company of HK$30 million convertible note issued by WKH in cash;

(xv) a supplemental agreement dated 30th December, 2005 entered into between Nation Field Limited, PYI and the Company to extend the long stop date of the Share Sale Agreement to 30th April, 2006 as mentioned in (v) above;

(xvi) a conditional sale and purchase agreement dated 19th January, 2006 entered into between Memorex International Inc. ("MII"), an indirect non wholly-owned subsidiary of the Company, and Imation Corp. ("Imation") relating to the disposal of MII's business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data relating to the brand Memorex®;

(xvii) an inducement agreement dated 19th January, 2006 entered into, among others, Imation and the Company, pursuant to which the Company has, amongst other things, agreed to guarantee the performance of MII under the conditional sale and purchase agreement as mentioned in (xvi) above;

(xviii) a conditional sale and purchase agreement dated 9th March, 2006 entered into between Best Position Limited, an indirect wholly-owned subsidiary of the Company, and Asset Manage Limited relating to the acquisition of 100% interests in Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited at a consideration of HK$39,054,194, subject to adjustment;

(xix) a conditional subscription agreement dated 23rd March, 2006 entered into between CEL, a non wholly-owned subsidiary of GDI, and Wing On, an associated company of GDI, in relation to the subscription by CEL of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitled the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On;

(xx) the underwriting agreement dated 22nd April, 2006 entered into between the Company, SCL and Success Securities in relation to the underwriting of the rights issue of SCL;

(xxi) the subscription agreement dated 27th April, 2006 entered into between the Company and MPP in relation to the subscription of HK$270 million convertible note issued by MPP;

(xxii) a supplemental agreement dated 28th April, 2006 entered into between Nation Field Limited, PYI and the Company to further extend the long stop date of the Share Sale Agreement to 30th June, 2006;

(xxiii) Subscription Agreements;

(xxiv) a subscription agreement dated 28th June, 2006 entered into between the Company as the subscriber and Mei Ah Entertainment Group Limited ("Mei Ah") as the issuer in respect of the subscription by the Company of HK$50 million convertible note issued by Mei Ah;

(xxv) a subscription agreement dated 10th July, 2006 entered into between the Company as the subscriber and Golden Harvest Entertainment (Holdings) Limited ("Golden Harvest") as the issuer in respect of the subscription by the Company of HK$50 million convertible note issued by Golden Harvest;

(xxvi) the CEL Note Subscription Agreement; and

(xxvii) the Supplemental Agreements.

4. EXPERTS AND CONSENTS

The following are the qualifications of the experts who have given opinion or advice which are contained in this circular:

Name	Qualification
Hercules	a corporation licensed to conduct type 6 (advising on corporate finance) regulated activity under the SFO
Deloitte Touche Tohmatsu ("Deloitte")	certified public accountants

Hercules and Deloitte have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their letter or report (as the case may be) and references to their names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, none of Hercules and Deloitte was beneficially interested in the share capital of any member of the Group, nor did they have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, either direct or indirect, in any assets which had been since 31st March, 2006 (being the date to which the latest published audited consolidated accounts of the Group were made up) acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group.

5. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Hanny Directors to be pending or threatened against any members of the Group.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Hanny Directors had entered into any service agreement with any member of the Group which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Hanny Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Hanny Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Hanny Director in the entity
Dr. Chan	PYI *(Note)*	Property investment in Hong Kong	Non-executive director and substantial shareholder
Dr. Yap	Wing On *(Note)*	Property investment in Hong Kong and the PRC	Executive director
Mr. Lui	Wing On *(Note)*	Property investment in Hong Kong and the PRC	Executive director

Note: Such businesses may be conducted through its subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Hanny Directors nor their respective associates (as defined in the Listing Rules) were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

8. PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless such resolution is specifically required to be taken on a poll under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the Chairman; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

9. MISCELLANEOUS

(i) None of the Hanny Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the businesses of the Group.

(ii) As at the Latest Practicable Date, none of the Hanny Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the Group since 31st March, 2006 (the date to which the latest published audited consolidated accounts of the Group were made up).

(iii) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(iv) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(v) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(vi) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(vii) In the event of inconsistency, the English text of this circular and the accompanying form of proxy shall prevail over the Chinese text thereof.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including the date of the SGM:

(i) the memorandum of association and bye-laws of Hanny;

(ii) the annual reports of Hanny for each of the financial years ended 31st March, 2005 and 2006 respectively;

(iii) the accountants' report on the unaudited pro forma financial information of the Group from Deloitte, the text of which is set out in Appendix II to this circular;

(iv) the letter of recommendation of the Independent Board Committee, the text of which is set out on page 26 of this document;

(v) the letter of advice from Hercules, the text of which is set out on pages 27 to 46 of this document;

(vi) the material contracts referred to in the section headed "Material contracts" in this appendix;

(vii) the written consents referred to in the section headed "Experts and consents" in this appendix; and

(viii) a copy of each of the circulars issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued by the Company since 31st March, 2006.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 25th September, 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(A) the five conditional subscription agreements all dated 27th June, 2006 (the "Subscription Agreements") entered into between Hanny Holdings Limited (the "Company") as the issuer and each of (1) Centar Investments (Asia) Ltd; (2) Stark Master Fund Ltd.; (3) Stark Asia Master Fund, Ltd.; (4) Evolution Master Fund Ltd. SPC, Segregated Portfolio M; and (5) ITC Corporation Limited as subscribers (collectively the "Subscribers") relating to the subscription of 1% convertible exchangeable notes (the "Notes") issued by the Company in an aggregate principal amount of US$150 million and five supplemental agreements dated 30th August, 2006 (the "Supplemental Agreements") entered into between the Company and each of the Subscribers amending certain terms of the Subscription Agreements (copies of the Subscription Agreements and Supplemental Agreements have been produced to this meeting and marked "A" to "E" and "F" to "J" respectively and initialled by the chairman of the meeting for the purpose of identification) and all the transactions contemplated thereunder including:–

(1) the issue of the Notes;

(2) the issue of new shares by the Company pursuant to the exercise of conversion rights attached to the Notes;

(3) the subscription by the Company of a US$100 million 1% convertible notes (the "CEL Notes") to be issued by China Enterprises Limited ("CEL") pursuant to an agreement dated 29th August, 2006 (the "CEL Subscription Agreement") between the Company and CEL, a copy of which has been produced to this meeting and marked "K" and initialled by the chairman of the meeting for the purpose of identification);

(4) the transfer of the CEL Notes pursuant to the exercise of exchange rights attached to the Notes; and

(5) the issue of shares by CEL (and the potential dilution of the Company's interest in CEL) on the exercise of conversion rights attached to the CEL Notes by the holders of the CEL Notes (other than the Company);

be and are hereby approved, confirmed and ratified; and

(B) the directors of the Company be and are hereby authorized to take all steps and to do all acts and things, to sign and execute all documents as they may in their absolute discretion consider necessary, desirable or expedient to implement and/or give effect to or in connection with the Subscription Agreements, the Supplemental Agreements, the CEL Subscription Agreement, the Notes and the CEL Notes and all arrangements contemplated thereunder."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 8th September, 2006

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

(B) 授權本公司董事作出彼等全權酌情認為必須、適宜或權宜時實行及／或執行根據認購協議、補充協議、CEL認購協議、票據及CEL票據及根據上述各項項下擬進行所有安排之所有步驟及行動、事宜及簽署和簽立所有文件。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零六年九月八日

於本通告日期，董事會包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部份之本公司股份委任受委代表。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間 48 小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。



HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

茲通告錦興集團有限公司（「本公司」）謹訂於二零零六年九月二十五日（星期一）上午十時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案（不論有否修訂）為本公司普通決議案：

普通決議案

「**動議**：

(A) 批准、確認及追認錦興集團有限公司（「本公司」）作為發行人分別與(1) Centar Investments (Asia) Ltd、(2)Stark Master Fund Ltd.、(3) Stark Asia Master Fund, Ltd.、(4) Evolution Master Fund Ltd. SPC, Segregated Portfolio M及(5)德祥企業集團有限公司（統稱「認購人」）就認購由本公司發行本金總額150,000,000美元之1%可兌換可交換票據（「票據」）而於二零零六年六月二十七日訂立之五份有條件認購協議（「認購協議」）以及本公司與每名認購人就修訂認購協議之若干條款於二零零六年八月三十日訂立之五份補充協議（「補充協議」）（分別註有「A」至「E」及「F」至「J」字樣之認購協議及補充協議副本已呈交本大會並由大會主席簡簽以作識別），及認購協議項下擬進行的所有交易包括：－

(1) 發行票據；

(2) 本公司根據行使隨附於票據的兌換權發行新股份；

(3) 本公司認購China Enterprises Limited（「CEL」）根據本公司與CEL於二零零六年八月二十九日訂立的協議（「CEL認購協議」）將予發行為數100,000,000美元的1%可兌換票據（「CEL票據」），註有「K」字樣之協議副本已呈交本大會並由大會主席簡簽以作識別；

(4) 根據行使隨附於票據的交換權轉讓CEL票據；及

(5) CEL因CEL票據持有人（本公司除外）行使隨附於CEL票據的兌換權而發行股份（及潛在攤薄本公司於CEL之權益）；

* 僅供識別

9. 其他事項

(i) 錦興董事概無於最後實際可行日期仍然存續且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

(ii) 於最後實際可行日期，錦興董事概無在本集團任何成員公司自二零零六年三月三十一日（本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(iii) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(iv) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(v) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(vi) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(vii) 本通函及隨附之代表委任表格之中、英文版本如有歧異，須以英文版本為準。

10. 備查文件

下列文件之副本由本通函日期起直至及包括股東特別大會日期止之一般辦公時間內在本公司設於香港九龍觀塘鴻圖道51號保華企業中心8樓之香港主要營業地點內可供查閱：

(i) 錦興之組織章程大綱及公司細則；

(ii) 錦興分別截至二零零五年及二零零六年三月三十一日止各財政年度之年報；

(iii) 德勤就本集團未經審核備考財務資料發出之會計師報告，全文載於本通函附錄二；

(iv) 獨立董事委員會之建議函件，該函件全文載於本文件第26頁；

(v) 凱利之意見函件，該函件全文載於本文件第27至第46頁；

(vi) 本附錄「重大合約」一節所述之重大合約；

(vii) 本附錄「專家及同意書」一節所述之書面同意書；及

(viii) 本公司根據上市規則第14章及／或第14A章所載之規定自二零零六年三月三十一日起刊發之各通函之副本。

7. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定錦興董事於競爭業務中之權益披露如下：

錦興董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	錦興董事於該實體之權益性質
陳博士	保華（附註）	於香港從事物業投資	非執行董事兼主要股東
Yap博士	永安（附註）	於香港及中國從事物業投資	執行董事
呂先生	永安（附註）	於香港及中國從事物業投資	執行董事

附註：該等業務可透過其附屬公司、聯營公司或以其他投資方式進行。

除上文所披露者外，於最後實際可行日期，概無錦興董事或彼等各自之聯繫人（定義見上市規則）擁有與本集團業務直接或間接競爭或可能構成競爭之任何業務（本集團業務除外）之權益。

8. 要求以數票方式表決之程序

於大會上投票表決之決議案將以舉手方式表決，除非上市規則特別規定該決議案須以數票方式表決或由下列人士（於宣佈舉手表決之結果之前或當時，或撤回任何其他數票表決之要求之時）要求以數票方式表決：

(i) 大會主席；或

(ii) 至少三名親身出席大會並於當時有權在大會上投票之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表；或

(iii) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並佔不少於所有有權於大會投票之股東總投票權十分之一；或

(iv) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並持有賦予其權利於大會上投票之本公司股份，而該等股份之繳足股款總額不少於獲賦予該等權利之所有股份繳足股款總額的十分之一。

股東受委代表提出之要求，應視為與股東提出者無異。

(xxv) 本公司作為認購人與嘉禾娛樂事業(集團)有限公司(「嘉禾」)作為發行人於二零零六年七月十日就由本公司認購嘉禾發行為數50,000,000港元之可兑換票據而訂立之認購協議；

(xxvi) CEL票據認購協議；及

(xxvii)補充協議。

4. 專家及同意書

以下為於本通函內作出意見或建議之專家之資格：

名稱	資格
凱利	根據證券及期貨條例進行第6類(就機構融資提供意見)受規管活動的持牌法團
德勤•關黃陳方會計師行(「德勤」)	執業會計師

凱利及德勤已就刊發本通函而發出彼等各自之書面同意書，同意按本通函所載之形式及文意轉載彼等之函件或報告(視乎情況而定)並引述彼等之名稱，且迄今並無撤回該同意書。

於最後實際可行日期，凱利及德勤概無在本集團任何成員公司之股本中實益擁有權益，亦無權(不論在法律上可執行與否)認購或提名他人認購本集團任何成員公司之證券，且概無在本集團任何成員公司自二零零六年三月三十一日(即本集團最近期刊發經審核綜合賬目之日)起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

5. 訴訟

於最後實際可行日期，本集團成員公司概無涉及任何重大訴訟或仲裁，而就錦興董事所知，本集團任何成員公司亦無尚未了結或將面臨任何重大訴訟或索償。

6. 服務合約

於最後實際可行日期，概無錦興董事與本集團任何成員公司訂立任何不可在一年內不作賠償(法定賠償除外)而終止之服務協議。

(xii) 本公司作為抵押人與金利豐作為承押人於二零零五年八月十一日就漢傳媒之證券訂立之股份抵押契據；

(xiii) 本公司作為轉讓人與金利豐作為承讓人於二零零五年八月十一日就漢傳媒170,000,000港元可兑換票據訂立之證券轉讓契據；

(xiv) 本公司與和記行(集團)有限公司(「和記行」)於二零零五年八月十八日就由本公司以現金認購和記行發行30,000,000港元可兑換票據訂立之認購協議；

(xv) Nation Field Limited、保華與本公司於二零零五年十二月三十日就上文(v)項所述延長股份出售協議之最後完成日期至二零零六年四月三十日而訂立之補充協議；

(xvi) Memorex International Inc.(「MII」，本公司之間接非全資附屬公司)與Imation Corp.(「Imation」)就出售MII與Memorex®品牌有關之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務於二零零六年一月十九日訂立之有條件買賣協議；

(xvii) Imation及本公司與其他訂約方於二零零六年一月十九日訂立之促成協議，據此，本公司(其中包括)同意擔保MII履行根據上文(xvi)項所述有條件買賣協議；

(xviii) Best Position Limited(本公司之間接全資附屬公司)與Asset Manage Limited於二零零六年三月九日就以代價39,054,194港元(可予調整)收購Rapid Growth Profits Limited全部已發行股本及應收倫都有限公司股東貸款訂立之買賣協議；

(xix) CEL(群龍之非全資附屬公司)及永安(群龍之聯營公司)就由永安發行，於二零一一年到期之300,000,000港元2厘可兑換票據而於二零零六年三月二十三日訂立之有條件認購協議。可兑換票據賦予持有人以初步兑換價每股永安股份0.79港元將尚未行使本金額兑換為永安股份；

(xx) 本公司、漢傳媒及實德證券於二零零六年四月二十二日就包銷漢傳媒之供股股份訂立之包銷協議；

(xxi) 本公司及澳門祥泰地產就認購由澳門祥泰地產發行之270,000,000港元可兑換票據而於二零零六年四月二十七日訂立之認購協議；

(xxii) Nation Field Limited、保華與本公司於二零零六年四月二十八日就將股份出售協議之最後完成日期再度延長至二零零六年六月三十日而訂立之補充協議；

(xxiii) 認購協議；

(xxiv) 本公司作為認購人與美亞娛樂資訊集團有限公司(「美亞」)作為發行人於二零零六年六月二十八日就由本公司認購美亞發行為數50,000,000港元之可兑換票據而訂立之認購協議；

3. 重大合約

自本通函刊發日期前兩年，本集團成員公司曾訂立下列重大或可能重大之合約（並非於本集團日常業務過程中所訂立之合約）：

(i) 德祥、本公司及實德證券有限公司（「實德證券」）於二零零四年十一月二十三日就按每股股份3.22港元價格配售及認購37,000,000股股份而訂立之配售及認購協議；

(ii) CEL（群龍之非全資附屬公司）、永安（群龍之聯營公司）及配售代理德意志銀行香港分行就配售代理代表CEL以每股0.028港元之價格配售6,000,000,000股永安股份及以每股0.028港元認購6,000,000,000股永安新股份而於二零零四年十一月三十日訂立之兩份配售及認購協議；

(iii) 台固多媒體股份有限公司分別與太平洋開發股份有限公司、太平洋聯合汽車股份有限公司（兩者均為本公司之間接全資附屬公司）分別於二零零五年一月三十一日就出售富洋投資股份有限公司合共8.04%權益而訂立之兩份買賣協議；

(iv) CEL（群龍之非全資附屬公司）、永安（群龍之聯營公司）及配售代理大福證券有限公司就以每股0.022港元之價格配售6,400,000,000股永安股份及以每股0.022港元認購6,400,000,000股永安新股份而於二零零五年二月四日訂立之配售及認購協議；

(v) Nation Field Limited、保華與本公司於二零零五年三月十日就Nation Field Limited以總代價52,110,000港元(本公司與保華各佔26,055,000港元)向保華及本公司收購合共270,000,000股當時現有中策股份而訂立之買賣協議（「股份出售協議」）；

(vi) Loyal Concept Limited（本公司之間接全資附屬公司）與澳門祥泰地產集團有限公司（前稱祥泰行集團有限公司）（「澳門祥泰地產」）於二零零五年四月二十日就Loyal Concept Limited認購由澳門祥泰地產發行之450,000,000港元可兌換票據而訂立之認購協議；

(vii) 本公司、漢傳媒集團有限公司（「漢傳媒」）與大福證券有限公司於二零零五年四月二十一日就包銷漢傳媒之供股股份而訂立之包銷協議；

(viii) 本公司與漢傳媒於二零零五年四月二十一日以現金認購漢傳媒發行之170,000,000港元可兌換票據而訂立之認購協議；

(ix) 本公司與金利豐財務有限公司（「金利豐」）於二零零五年八月十一日就金利豐同意向本公司授予400,000,000港元貸款融資訂立之貸款協議；

(x) 威倫有限公司作為抵押人及金利豐作為承押人於二零零五年八月十一日就中策之證券訂立之抵押及轉讓契據；

(xi) 本公司之間接全資附屬公司Loyal Concept Limited作為轉讓人與金利豐作為承讓人於二零零五年八月十一日就澳門祥泰地產450,000,000港元可兌換票據訂立之證券轉讓書；

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就錦興董事所知悉，以下各方（非錦興董事）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited（前稱「Memorex Holdings Limited」）	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%

除上文所披露者外，錦興董事並不知悉，有任何其他人士（並非錦興董事）於最後實際可行日期，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有該等股份之任何購股權。

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份(本公司非上市股本衍生工具)數目	佔本公司已發行股本概約百分比
Stark Asia (附註2)	好倉	實益擁有人	–	15,686,275	6.26%
Stark Master (附註2)	好倉	實益擁有人	–	101,960,784	40.71%
Stark Investments (附註2)	好倉	投資經理	–	127,450,980	50.89%
Evolution (附註3)	好倉	實益擁有人	–	19,607,843	7.83%
Evolution Capital Management LLC (附註3)	好倉	投資經理	–	19,607,843	7.83%

附註：

1. Hollyfield Group Limited(「Hollyfield」)(為ITC Investment之全資附屬公司)擁有3股股份。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar被視為於其威持有之83,329,307股股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威及Hollyfield 持有之83,329,310股股份及157,721,743股相關股份(就本公司非上市股本衍生工具而言)中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,600,000股股份及315,756股相關股份(就本公司非上市股本衍生工具而言)中擁有權益。

   根據一份日期為二零零六年八月十七日之買賣協議，其威已有條件同意收購出售股份。

   德祥亦透過Hollyfield持有面值為95,966,280港元之錦興現有債券。於該等錦興現有債券按初步兑換價每股股份9.0港元獲悉數兑換後，10,662,920股股份將發行予Hollyfield。陳博士持有面值為2,841,810港元之錦興現有債券。於該等錦興現有債券按初步兑換價每股股份9.0港元獲悉數兑換後，315,756股股份將發行予陳博士。

   根據德祥認購協議，德祥已有條件同意於完成時認購德祥認購人票據，賦予其持有人權利按初步兑換價每股股份0.51美元(可予調整)將德祥認購人票據兑換為147,058,823股新股份。

2. Stark Asia及Stark Master為由Stark Investments管理之基金。

3. Evolution為由Evolution Capital Management LLC管理的基金。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就錦興董事所知悉，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而須存置之登記冊之權益或淡倉：

(a) 於股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份（本公司非上市股本衍生工具）數目	佔本公司已發行股本概約百分比
伍婉蘭女士（附註1）	好倉	配偶權益	83,329,310	157,721,743	96.25%
伍婉蘭女士（附註1）	好倉	配偶權益	1,600,000	315,756	0.76%
陳博士（附註1）	好倉	受控公司之權益	83,329,310	157,721,743	96.25%
陳博士（附註1）	好倉	實益擁有人	1,600,000	315,756	0.76%
Chinaview（附註1）	好倉	受控公司之權益	83,329,310	157,721,743	96.25%
Galaxyway Investments Limited（「Galaxyway」）（附註1）	好倉	受控公司之權益	83,329,310	157,721,743	96.25%
德祥（附註1）	好倉	受控公司之權益	83,329,310	157,721,743	96.25%
ITC Investment Holdings Limited（「ITC Investment」）（附註1）	好倉	受控公司之權益	83,329,310	10,662,920	37.53%
Mankar Assets Limited（「Mankar」）（附註1）	好倉	受控公司之權益	83,329,307	–	33.27%
其威（附註1）	好倉	實益擁有人	83,329,307	–	33.27%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	好倉	投資經理	13,441,697	–	5.37%
馬浩文先生	好倉	實益擁有人	22,812,359	2,303,333	10.03%

(ii) 於永安旅遊(控股)有限公司(「永安」)之權益

(a) 於永安股份之權益

錦興董事姓名	好倉/淡倉	身份	權益性質	持有永安股份數目	佔永安已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	4,529,800	0.74%

(b) 於永安購股權之權益

錦興董事姓名	好倉/淡倉	身份	權益性質	行使期間	持有永安購股權數目	每股行使價 港元	佔永安已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.65%
呂先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%
洗志輝先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

除上文所披露者外,於最後實際可行日期,錦興董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則知會本公司及聯交所之任何權益。

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

(i) 錦興現有債券

錦興董事姓名	好倉/淡倉	身份	權益性質	持有相關股份數目(股本衍生工具項下)	佔本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.13%
		受控公司之權益	公司權益	10,662,920	4.26%

(ii) 錦興票據

錦興董事姓名	好倉/淡倉	身份	權益性質	持有相關股份數目(股本衍生工具項下)	佔本公司已發行股本概約百分比
陳博士	好倉	受控公司之權益	公司權益	147,058,823	58.72%

(c) 於本公司相聯法團(定義見證券及期貨條例)之權益

(i) 於普威集團有限公司(「普威集團」)之購股權權益

錦興董事姓名	好倉/淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	佔普威集團已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

1. 責任聲明

本通函所載資料乃遵照上市規則規定提供有關本集團之資料。錦興董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知，本通函所表達之意見乃經審慎周詳考慮後作出，且本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 錦興董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，錦興董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據上市發行人董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

錦興董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	實益擁有人	個人權益	1,600,000	0.64%
	好倉	受控公司之權益	公司權益	83,329,310	33.27%
Yap, Allan博士（「Yap博士」）	好倉	實益擁有人	個人權益	4,850,000	1.94%
呂兆泉先生（「呂先生」）	好倉	實益擁有人	個人權益	3,350,000	1.34%

附註：

該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有83,329,310股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及重複。

吾等計劃及進行工作，以取得吾等認為需要之資料及闡釋，從而向吾等提供足夠憑證作出合理保證，確保貴公司董事已按所述基準妥為編製未經審核備考財務資料，有關基準符合貴集團會計政策，而根據上市規則第4章第29(1)段規定披露未經審核備考財務資料之調整乃屬恰當。

未經審核備考財務資料僅作說明用途。由於貴公司董事作出之判斷及假設，且基於其假設性質，有關資料並不提供任何保證或反映日後發生之任何事件或未必能反映　貴集團於二零零六年三月三十一日或日後任何日期之財務狀況。

意見

吾等認為：

a)　貴公司董事已根據所列基準妥為編撰未經審核備考財務資料；

b)　有關基準與　貴集團之會計政策一致；及

c)　就根據上市規則第4章第29(1)段規定披露未經審核備考財務資料之調整乃屬恰當。

德勤•關黃陳方會計師行
執業會計師
香港

二零零六年九月八日

(II) 致錦興集團有限公司董事之未經審核備考財務資料會計師報告

以下為德勤•關黃陳方會計師行就本附錄所載本集團未經審核備考財務資料所編製之報告全文，以供載入本通函。



致錦興集團有限公司董事之未經審核備考財務資料之會計師報告

吾等就錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱「貴集團」）以及就發行可兑換票據、主要交易－認購China Enterprises Limited（「CEL」）可兑換票據及有關視作出售CEL權益的可能主要交易（「該等交易」）於二零零六年九月八日刊發之通函（「通函」）附錄二所載之未經審核備考財務資料（「未經審核備考財務資料」）作出報告。貴公司董事（「董事」）編製該等未經審核備考財務資料僅供説明用途，旨在提供該等交易可能對呈報之財務資料所造成影響之資料。未經審核備考財務資料之編製基準載於通函第141至144頁。

貴公司董事及申報會計師各自之責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段及參考香港會計師公會頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編撰未經審核備考財務資料負全責。

吾等之責任為按照上市規則第4章第29(7)段之規定，就未經審核備考財務資料發表意見，並向閣下呈報。除對於報告發出當日獲發報告之人士外，吾等不會對用於編撰未經審核備考財務資料的任何財務資料之前發出之任何報告負責。

意見之基礎

吾等根據香港會計師公會頒佈之香港投資通函申報委聘準則第300號「投資通函備考財務資料之會計師報告」進行有關工作。吾等之工作主要包括比較原本文件與未經調整財務資料；考慮支持調整之憑證及與貴公司董事討論未經審核備考財務資料。有關委聘並不涉及獨立驗證任何相關財務資料。

(II) 本集團未經審核備考資產負債表附註

附註：

(1) 調整反映：

- 認購事項完成後，本集團淨收訖1,157,134,000港元；
- 根據獨立估值師漢華評值有限公司於二零零六年九月一日發出的估值報告，於二零零六年八月二十九日（CEL票據認購協議日期），首次計量錦興票據債務部分及衍生財務工具（即兑換權及交換權）之公平價值分別為976,918,000港元及187,982,000港元；及
- 用作分配的開支為7,766,000港元，其中6,516,000港元分配至錦興票據債務部分，而其餘1,250,000港元則分配至衍生財務工具，前者被資本化為錦興票據債務部分，而後者則會確認入賬為開支。

錦興票據所附帶之衍生工具被視為與錦興票據主合約並無密切關係。

(2) 調整反映：

- 本集團就CEL票據認購事項支付776,600,000港元；及
- 根據獨立估值師漢華評值有限公司於二零零六年九月一日發出的估值報告，於二零零六年八月二十九日（CEL票據認購協議日期），首次計量CEL票據債務部分及兑換權衍生工具之公平價值分別為578,381,000港元及198,219,000港元。

CEL票據所附帶之衍生工具被視為與CEL票據主合約並無密切關係。

(3) 調整反映：

- 錦興票據持有人悉數行使其交換權；
- 將錦興票據本金額按公平價值交換為CEL票據，佔錦興票據初步本金額按公平價值計算的66.67%；及
- 將分配至錦興票據債務部分的發行開支於首次計量之4,344,000港元解除至收益表內。

(4) 備考資產負債表並無計入以下各項結算日後事項：

- 於二零零六年四月二十八日就有關出售本集團進行電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務進行之非常重大出售交易；及
- 錦興於二零零六年六月十六日收購群龍98.92%的股權（其中包括於CEL55.20%的股權）（「群龍收購事項」）；

倘備考資產負債表計入CEL之54.60%股權，認購人行使其交換權後兑換CEL票據將導致錦興（透過其附屬公司）持有CEL之股權由54.60%減至11.63%。認購人將CEL票據兑換為CEL股份，將視作為本集團出售於CEL之42.97%股權。

視作出售事項將估計帶來約219,808,000港元之虧損。視作出售事項所帶來之虧損乃兑換CEL票據前CEL之資產淨值719,625,000港元之54.60%與兑換CEL票據後CEL之資產淨值1,488,459,000港元之11.63%間之差額，其中已就符合本集團採納的會計政策作出若干的調整並假設群龍收購事項並無產生任何商譽或收購折讓。

	(A) 本集團 於二零零六年 三月三十一日 千港元	(B) 認購事項之 備考調整 千港元 (附註1)	(C) CEL票據 認購事項之 備考調整 千港元 (附註2)	(D) = (A) + (B) + (C) 認購事項 及CEL 票據認購 事項後之 備考集團 千港元	(E) CEL 票據交換之 備考調整 千港元 (附註3)	(F) = (D) + (E) 備考集團 千港元
流動負債						
貿易及其他應付款項	(358,856)	–	–	(358,856)	–	(358,856)
應付孖展貸款	(153)	–	–	(153)	–	(153)
應付票據	(422)	–	–	(422)	–	(422)
衍生財務工具	–	(187,982)	–	(187,982)	125,321	(62,661)
應付税項	(33,264)	–	–	(33,264)	–	(33,264)
借款－一年內到期	(591,629)	–	–	(591,629)	–	(591,629)
銀行透支	(33,187)	–	–	(33,187)	–	(33,187)
	(1,017,511)	(187,982)	–	(1,205,493)	125,321	(1,080,172)
分類為可供銷售資產之直接相關負債	(854,328)	–	–	(854,328)	–	(854,328)
	(1,871,839)	(187,982)	–	(2,059,821)	125,321	(1,934,500)
流動資產淨值	797,136	969,152	(578,381)	1,187,907	(72,898)	1,115,009
資產總值減流動負債	2,321,341	969,152	–	3,290,493	(651,279)	2,639,214
非流動負債						
借款－一年後到期	(95,693)	–	–	(95,693)	–	(95,693)
應付可兑換票據	–	(970,402)	–	(970,402)	646,935	(323,467)
遞延税項負債	(6,325)	–	–	(6,325)	–	(6,325)
	(102,018)	(970,402)	–	(1,072,420)	646,935	(425,485)
	2,219,323	(1,250)	–	2,218,073	(4,344)	2,213,729
資本及儲備						
股本	2,372	–	–	2,372	–	2,372
儲備	1,866,517	(1,250)	–	1,865,267	(4,344)	1,860,923
本公司股本持有人應佔股本權益	1,868,889	(1,250)	–	1,867,639	(4,344)	1,863,295
少數股東權益	350,434	–	–	350,434	–	350,434
	2,219,323	(1,250)	–	2,218,073	(4,344)	2,213,729

	(A) 本集團 於二零零六年 三月三十一日 千港元	(B) 認購事項之 備考調整 千港元 (附註1)	(C) CEL票據 認購事項之 備考調整 千港元 (附註2)	(D) = (A) + (B) + (C) 認購事項 及CEL 票據認購 事項後之 備考集團 千港元	(E) CEL 票據交換之 備考調整 千港元 (附註3)	(F) = (D) + (E) 備考集團 千港元
非流動資產						
物業、機器及設備	38,567	–	–	38,567	–	38,567
投資物業	133,000	–	–	133,000	–	133,000
商譽	6,621	–	–	6,621	–	6,621
聯營公司權益	616,871	–	–	616,871	–	616,871
給予一間聯營公司貸款	1,331	–	–	1,331	–	1,331
可供銷售投資	534,045	–	578,381	1,112,426	(578,381)	534,045
收購長期投資之按金	190,175	–	–	190,175	–	190,175
會所債券	3,595	–	–	3,595	–	3,595
	1,524,205	–	578,381	2,102,586	(578,381)	1,524,205
流動資產						
存貨	8,553	–	–	8,553	–	8,553
貿易及其他應收款項	59,730	–	–	59,730	–	59,730
可供銷售投資	73,500	–	–	73,500	–	73,500
持作買賣投資	421,997	–	–	421,997	–	421,997
可兌換票據中內在之可兌換權	231,509	–	198,219	429,728	(198,219)	231,509
應收短期貸款	20,162	–	–	20,162	–	20,162
應收關連公司短期貸款	159,559	–	–	159,559	–	159,559
應收孖展貸款	18,680	–	–	18,680	–	18,680
應收聯營公司款項	2,623	–	–	2,623	–	2,623
可退回稅項	923	–	–	923	–	923
已抵押銀行存款	19,966	–	–	19,966	–	19,966
銀行結存及現金	6,514	1,157,134	(776,600)	387,048	–	387,048
	1,023,716	1,157,134	(578,381)	1,602,469	(198,219)	1,404,250
分類為可供銷售資產	1,645,259	–	–	1,645,259	–	1,645,259
	2,668,975	1,157,134	(578,381)	3,247,728	(198,219)	3,049,509

(I) 本集團之未經審核備考資產負債表

以下為本集團之未經審核備考資產負債表，假設認購事項及CEL票據認購事項已於二零零六年三月三十一日完成，並假設認購人將其錦興票據交換為CEL票據（「CEL票據交換」）。認購人將CEL票據兑換為CEL股份時對視作出售事項構成的影響於本集團未經審核備考資產負債表附註4列示。本集團未經審核備考資產負債表乃根據本集團於二零零六年三月三十一日的經審核綜合資產負債表（此乃摘錄自本通函附錄一），其中已就認購事項、CEL票據認購事項及CEL票據交換作出備考調整。

編製未經審核備考資產負債表僅供參考之用，鑒於其性質使然，未必能真實反映本集團於二零零六年三月三十一日或將來任何日期的財務狀況。

就編製本備考資產負債表而言，有關錦興票據及CEL票據的財務資料，將原本以美元列值的數額按1美元兑7.766港元的滙率換算為港元。

6. 重大不利變動

錦興董事並不知悉自二零零六年三月三十一日（即本公司刊發最近期經審核賬目之日）起直至及包括最後實際可行日期止本集團之財政或營運狀況有任何重大不利變動。

4. 債務聲明

借款

於二零零六年六月三十日營業時間結束時，即本通函付印前本債務聲明之最後實際可行日期，本集團有尚未償還借款約477,425,000港元，包括有抵押借款約115,668,000港元及無抵押借款約361,757,000港元。有抵押借款約115,668,000港元，包括銀行借款約91,838,000港元、股份孖展融資貸款約4,695,000港元及銀行透支約19,135,000港元。無抵押借款約361,757,000港元包括無抵押銀行借款約99,000港元、無抵押銀行透支約4,000港元及其他無抵押借款約361,654,000港元。

債務證券

於二零零六年六月三十日營業時間結束時，本集團尚未行使之可對換票據本金額約770,973,000港元，其中可按當時每股股份兌換價9港元兌換約85,664,000股股份。可對換票據於二零零六年六月三十日之賬面值約為629,069,000港元。

資產質押及擔保

於二零零六年六月三十日營業時間結束時，有抵押借款以本集團若干資產約222,089,000港元作抵押。

於二零零六年六月三十日營業時間結束時，本集團之銀行備用額亦以本公司發出之公司擔保及本公司及與公司一名董事之共同擔保分別約127,510,000港元及4,402,000港元作抵押。

或然負債

於二零零六年六月三十日營業時間結束時，本集團概無或然負債。

除上文所述者及集團內公司間負債外，於二零零六年六月三十日營業時間結束時，本集團概無已發行及未償還或同意將發行之任何貸款資本、銀行透支、貸款或其他類似債務、承兌負債或承兌信貸、債權證、按揭、押記、融資租賃承諾、擔保或其他重大或然負債。

外幣數額已於二零零六年六月三十日營業時間結束時按當時匯率換算為港元。

5. 營運資金

經考慮本集團之內部資源、發行錦興票據及CEL票據認購事項之影響及目前可動用之銀行及其他備用額，假設並無發生不可預知之情況，錦興董事認為，本集團將具備充足營運資金應付其目前及於本通函刊發日期起計未來十二個月之需求。

包銷協議及認購漢傳媒集團有限公司（前稱瑞力控股有限公司）（「漢傳媒」）可兌換票據

於二零零五年四月二十一日，本公司、漢傳媒與大福證券有限公司訂立包銷協議，據此本公司同意按認購價每股供股股份0.10港元，接納最多320,000,000股供股股份。同日，本公司與漢傳媒訂立認購協議（「漢傳媒認購協議」），按初步兌換價每股兌換股份0.12港元（可不時予以調整），認購漢傳媒於二零一零年到期及本金額為170,000,000港元之零息率可兌換票據。於二零零五年七月二十二日，本公司以每股供股股份0.10港元認購320,000,000股漢傳媒供股股份。漢傳媒認購協議於二零零五年八月十日完成。交易詳情載於本公司日期為二零零五年五月二十四日之通函內。

認購和記行（集團）有限公司（「和記行」）可兌換票據

於二零零五年八月十八日，本公司與和記行訂立認購協議（「和記行認購協議」），認購和記行二零零八年到期之7.25厘息可兌換票據，本金額為30,000,000港元，初步兌換價每股兌換股份0.10港元（可不時予以調整）。和記行認購協議於二零零五年九月七日完成。交易詳情載於本公司日期為二零零五年九月九日之通函內。

出售Memorex International Inc.（「MII」）資產

於二零零六年一月十九日，MII與Imation Corp.訂立買賣協議（「買賣協議」），以買賣與MII、Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S、Memorex Products GmbH、美瑞思科技股有限公司及Memorex Products Inc.所從事的電子數據儲存所用硬件、媒體及配件的設計、開發、市場推廣、分銷及銷售業務有關的所有MII資產，總代價330,000,000美元，另加根據買賣協議計算的調整金額及額外金額。買賣協議於二零零六年四月二十八日完成。交易詳情載於本公司日期為二零零六年四月十日之通函內。

收購Rapid Growth Profits Limited（「Rapid Growth」）全部已發行股本

於二零零六年三月九日，本公司一家間接全資附屬公司訂立一份買賣協議（「RG協議」），以買賣Rapid Growth全部已發行股本連同股東貸款，代價為39,054,194.00港元。Rapid Growth（透過其全資附屬公司）持有的資產為位於香港夏慤道12號美國銀行中心31樓之物業及該樓宇4樓的四個泊車位。RG協議於二零零六年三月二十八日完成。交易詳情載於本公司日期為二零零六年三月二十七日之通函內。」

或然負債

於二零零六年三月三十一日，本集團並無任何有關一名集團外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債（二零零五年：無）。然而，本集團就其聯營公司給予銀行及第三方人士之擔保攤佔或然負債11,500,000港元（二零零五年：13,700,000港元）。

僱員及薪酬政策

於二零零六年三月三十一日，本集團僱用約500名員工（二零零五年：500名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，年內並無授出購股權。

主要收購及出售事項

出售中策集團有限公司（「中策」）15.3%股權及收購群龍投資有限公司（「群龍」）權益

於二零零五年三月十日，本公司及保華集團有限公司（前稱保華德祥建築集團有限公司）與Nation Field Limited訂立售股協議（「售股協議」），以代價約26,000,000港元出售約15.3%中策股權，售股協議亦於二零零六年五月二十四日完成。二零零六年五月二十六日，新百利有限公司代表威倫有限公司（「威倫」）向群龍股東提出自願收購建議，收購威倫、其聯繫人及一致行動人士尚未擁有或同意收購的群龍股份（「群龍收購建議」）。群龍收購建議於二零零六年六月十六日下午四時截止。威倫合共收到306,622,223股群龍股份，佔群龍已發行股本約69.56%。連同威倫已持有的129,409,897股群龍股份（佔群龍已發行股本約29.36%），威倫持有群龍已發行股本約98.92%。

認購澳門祥泰地產集團有限公司（前稱祥泰行集團有限公司）（「澳門祥泰地產」）可兑換票據

於二零零五年四月二十日，本公司之間接全資附屬公司Loyal Concept Limited（「Loyal Concept」）與澳門祥泰地產訂立認購協議（「認購協議」），按初步兑換價每股兑換股份0.44港元（可不時予以調整），認購澳門祥泰地產於二零一零年到期及本金額為450,000,000港元之零息率可兑換票據。認購協議項下擬進行之認購及交易於二零零五年六月二十四日舉行的本公司股東特別大會上獲股東批准，認購協議已於二零零五年八月十一日完成。交易詳情載於本公司日期為二零零五年六月七日之通函內。

貿易及其他應收賬款由二零零五年三月三十一日之761,900,000港元(經重列)減至二零零六年三月三十一日之59,700,000港元。減少的主要原因是根據「MEMOREX出售事項」將645,900,000港元重新分類至「分類為可供銷售之資產」。重新分類前之應收賬款流轉期由去年之38日輕微增加至本年度之39日。

貿易及其他應付賬款由二零零五年三月三十一日之1,011,800,000港元減少至二零零六年三月三十一日之358,800,000港元。減少的主要原因是根據「MEMOREX出售事項」將669,800,000港元重新分類至「可供銷售資產之直接相關負債」。重新分類前之應付賬款流轉期由去年之54日減少至本年度之44日。減少之主要原因是就年內購置商品提前償還貿易應付賬款以代替現金折讓所致。

於二零零六年三月三十一日,本集團借款總額為720,500,000港元(二零零五年:293,300,000港元),其中95,700,000港元(二零零五年:160,000,000 港元)毋須於一年內償還。有關借款包括銀行借款125,300,000港元(二零零五年:82,000,000港元)、其他貸款562,000,000港元(二零零五年:161,300,000港元)及透支33,200,000港元(二零零五年:47,000,000 港元)。此外,於二零零六年三月三十一日,融資租約承擔及應付一名股東款項分別為500,000港元及2,500,000港元。借款增加主要由於年內就投資及日常營運取得合共1,762,500,000港元之新增借款,惟還款總額僅為1,240,800,000港元所致。此外,本集團於二零零六年三月透過收購一間附屬公司而錄得作為負債之93,000,000港元銀行借款。

聯營公司權益

結餘由二零零五年三月三十一日之632,200,000港元下降至二零零六年三月三十一日之616,900,000港元,主要是由於在年內收購一間聯營公司額外權益24,100,000港元,出售若干聯營公司權益4,400,000港元、滙兑損失3,400,000港元及應佔聯營公司其他儲備及虧損分別增加35,100,000港元及21,500,000港元。此外,收購一間聯營公司所產生之商譽已於年內處理,虧損為14,400,000港元。根據本公司於二零零六年五月二十六日刊發之通函,在中策集團有限公司之股權15.3%(30,800,000港元)已被重新分類為「可供銷售資產」。

資產抵押

於二零零六年三月三十一日,本集團將1,430,000,000港元(二零零五年:240,200,000港元)之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

由於年內就本集團之投資提供資金而增加銀行及其他借款,於二零零六年三月三十一日之資本與負債比率(借款/股東資金)大幅上升至38.6%(二零零五年:16.2%)。

匯兑及利率風險

本集團大部份之業務交易、資產及負債均以港元及美元計值。然而,本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

三月三十一日止年度相比減少合共26,000,000港元。年內本集團在「應佔聯營公司業績」方面虧損淨額收窄，錄得21,500,000港元，較上一個財政年度減少43,400,000港元(66.9%)。此外，本集團於可兑換票據中內在之可兑換權的公平價值有114,000,000港元(二零零五年：無)之有利變動。本集團年內出售其附屬公司及聯營公司錄得收益淨額為1,000,000港元，而截至二零零五年三月三十一日止年度錄得出售虧損淨額為15,700,000港元。然而，若干投資及無形資產之減值虧損下跌12,800,000港元至164,600,000港元，而截至二零零五年三月三十一日止年度為177,400,000港元。然而，年內涉及的財務費用增加48,300,000港元，乃由於與截至二零零五年三月三十一日止年度相比下，其他借貸增加所致。截至二零零五年三月三十一日止年度，年內來自持續業務之營運收益及年內來自非持續業務之盈利分別由50,800,000港元及152,500,000港元大幅下跌至營運虧損9,500,000港元及盈利52,400,000港元。

於可兑換票據之投資

於年度內，本集團收購三份由在聯交所上市的公司所發行之非上市可兑換票據，總代價為650,000,000港元。就有關兑換權部份之公平價值總額上升114,000,000港元而就有關債務部份則減少18,200,000港元，並分別在損益及儲備中確認。

流動資金

於二零零六年三月三十一日之銀行及現金結存大幅下跌至26,500,000港元(二零零五年：379,600,000港元)，佔本集團有形資產淨值之1.4%(二零零五年：27%)。如此大幅度之下跌主要由於26,000,000港元之銀行及現金結存根據本公司日期為二零零六年四月十日之通函所載之非常重大之出售事項(「MEMOREX出售事項」)重新分類為「可供銷售之資產」。年內該等現金主要用作日常營運及金融工具投資。本集團於二零零六年三月三十一日之流動比率為1.43(二零零五年：1.91)。

財務回顧

本集團於二零零六年三月三十一日之流動資產增加301,500,000港元(12.7%)至2,669,000,000港元(二零零五年：2,367,500,000港元)。

流動資產增加主要由於年末貿易及其他應收賬款、貿易及其他應付賬款、存貨、銀行及現金結存、其他資產、應收短期貸款、應收關連公司短期貸款、應付税項淨額、應收孖展貸款與去年相比分別減少702,200,000港元、578,500,000港元、353,100,000港元、108,000,000港元、91,700,000港元、64,700,000港元、18,900,000港元及11,900,000港元，並與投資及應收關連公司款項分別增加582,600,000港元及2,700,000港元相抵銷。此外於年末，根據「Memorex出售事項」，「分類為持作出售之資產」增加1,645,200,000港元。

本集團於年內悉數出售於二零零五年三月三十一日之價值108,000,000港元之其他資產，代價為118,800,000港元，共錄得10,800,000港元之溢利。

存貨由二零零五年三月三十一日之587,100,000港元減少至二零零六年三月三十一日之8,600,000港元。存貨減少主要原因是根據「MEMOREX出售事項」將616,100,000港元重新分類至「分類為可供銷售之資產」。重新分類前增加37,600,000港元乃由於管理層預料美國及英國之附屬公司的存貨水平上升，皆因銷售上升而主要為DVD存貨的供應也上升。

3. 管理層討論及分析

以下為摘錄自本公司截至二零零六年三月三十一日止年度年報有關本集團業績及財務回顧，及業務及企業發展之管理層討論及分析：

「業績及財務回顧

業績

截至二零零六年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損為96,000,000港元（二零零五年：虧損100,200,000港元，經重列），包括扣除經營收入及開支後之持續業務之虧損為9,500,000港元（二零零五年：盈利50,800,000港元）、商譽許可證減值虧損164,600,000港元（二零零五年：無）可兑換票據內存兑換權公平價值之有利變動114,000,000港元（二零零五年：無）、持續業務之財務費用63,500,000港元（二零零五年：15,200,000港元）、攤佔聯營公司虧損淨額為21,500,000港元（二零零五年：虧損淨額65,000,000港元，經重列）、出售附屬公司及聯營公司之收益淨額為1,000,000港元（二零零五年：虧損淨額15,700,000港元）、持續業務之所得税開支為4,300,000港元（二零零五年：4,300,000港元）及非持續業務之溢利為52,400,000港元（二零零五年：152,600,000港元）。此外，截至二零零五年三月三十一日止年度，變現收購一間聯營公司額外權益產生之負商譽及攤銷收購聯營公司產生之商譽分別為2,100,000港元、177,400,000港元及28,100,000港元，而截至二零零六年三月三十一日止年度並無項目因財務報表附註1所載之會計政策而有變動。

分類業績

就電腦相關產品貿易而言，分類營業額為4,262,000,000港元，由二零零五年財政年度增加284,300,000港元（7.1%），而分類業績則錄得62,700,000港元，減少193,900,000港元（75.6%）。

就消費電子產品貿易而言，分類營業額為1,174,600,000港元，由二零零五年財政年度減少390,100,000港元（25.0%），而分類業績則錄得22,000,000港元，減少2,800,000港元（11.3%）。

就證券買賣而言，分類營業額為146,400,000港元，由二零零五年財政年度增加52,500,000港元（55.9%），而分類業績則錄得175,700,000港元，增加98,400,000港元（127.3%）。

就物業發展及買賣而言，分類營業額為118,800,000港元，增加79,200,000港元（200%），而分類業績則錄得11,900,000港元，增加9,800,000港元（466.7%）。

於本年度，本集團業務穩定增長，惟毛利率則下跌。是項銷售增加乃由於本集團不斷努力控制存貨價格之成本、強大而廣泛之全球業務網絡及所作出之推廣工作。然而，為滯銷及過期存貨及呆壞賬作數額分別為75,700,000港元及14,300,000港元之準備，導致本年度毛利率下降。

本集團業績由截至二零零五年三月三十一日止年度之虧損100,200,000港元（經重列）大幅增加至本年度之96,000,000港元，乃由於財務報表附註1所載之會計政策變動，令致年內攤銷商譽及變現收購一間聯營公司額外權益產生之負商譽與截至二零零五年

53. 主要附屬公司之詳情（續）

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／實繳資本	本公司持有股本／註冊資本百分比 直接	間接	本集團所持有之股本權益	主要業務
Memorex Products, Inc.	美國 一九九三年十一月十八日	79,001,000美元	-	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Rich Life Holdings Pte Ltd.	新加坡 二零零二年三月十九日	2新加坡元	-	100%	100%	投資控股
Ultimate Strategy Limited	英屬處女群島 二零零三年八月二十八日	1美元	-	100%	100%	投資控股
威倫有限公司	香港 二零零零年八月二十一日	2港元	-	100%	100%	投資控股
珠海錦興產業園投資有限公司	英屬處女群島 二零零二年十二月五日	1美元	-	100%	100%	已暫停營業

附註：

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份實際上並無附有任何權利獲派股息或在清盤時獲得任何分派。

b. 該公司以外資全資企業形式登記。

上表列載之本集團附屬公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司會導致篇幅過於冗長。」

53. 主要附屬公司之詳情

本公司各主要附屬公司於二零零六年三月三十一日之詳情如下：

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／實繳資本	本公司持有股本／註冊資本百分比 直接	間接	本集團所持有之股本權益	主要業務
Hanny Magnetics (B.V.I.) Limited	英屬處女群島（「英屬處女群島」）一九九零年五月二十二日	40,000,000港元普通股 8,000,000港元優先股	100%	-	100%	投資控股
錦興磁訊有限公司	香港 一九七一年四月二十七日	1,100,000,200港元普通股 6,000,000港元 5%無投票權遞延股份（附註a）	-	100%	100%	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
威望（珠海）磁訊有限公司（附註b）	中華人民共和國（「中國」）一九八八年三月十四日	45,740,000美元	-	100%	100%	生產磁訊媒體產品
Memorex Canada Ltd.	加拿大 一九九零年一月九日	2加元	-	68.68%	45.2%	分銷電腦媒體產品及影音產品
Memorex Holdings Limited	百慕達 二零零三年十一月三日	100,000美元	-	65%	65%	投資控股
MII	英屬處女群島 一九九七年二月二十日	1,000,000美元	-	68.68%	45.2%	投資控股及持有商標許可證
Memorex Products Europe Limited	英國 一九九九年十月六日	2英鎊	-	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品

52. 本公司資產負債表

	二零零六年 千港元	二零零五年 千港元 (經重列)
非流動資產		
附屬公司權益	118,373	118,373
應收附屬公司款項	–	1,864,365
可供出售之投資	136,926	–
會所債券	1,070	1,704
	256,369	1,984,442
流動資產		
其他應收款項	264	265
應收附屬公司款項	2,204,919	–
持作買賣之投資	28,401	–
證券投資	–	816
銀行結存及現金	242	646
	2,233,826	1,727
流動負債		
其他應付款項	27,590	32,193
應付附屬公司款項	127,130	–
借款－一年內到期	552,046	–
	706,766	32,193
流動資產(負債)淨額	1,527,060	(30,466)
總資產減流動負債	1,783,429	1,953,976
非流動負債		
借款－一年後到期	–	149,333
	–	149,333
	1,783,429	1,804,643
資產及負債總額		
股本	2,372	2,236
儲備	1,781,057	1,802,407
	1,783,429	1,804,643

51. 結算日後事項（續）

(e) 於二零零六年六月二十七日，本集團與五位認購人訂立五份認購協議（「認購協議」），其中四位為由環球資產管理公司管理之基金認購人，其餘下一位認購人則為德祥企業集團有限公司（「德祥」）（其股份於聯交所上市之公眾有限公司）。根據認購協議，基金認購人及德祥分別已有條件地同意以現金合共認購本金額為75,000,000美元之150,000,000美元1%可兑換可交換票據（「錦興票據」）（「德祥認購事項」）。

德祥（透過其間接全資附屬公司）為本集團之主要股東，於認購協議日期持有本公司已發行股本總額約23.3%，因此，根據上市規則，德祥為本公司之關連人士。故此，根據上市規則，本公司根據與德祥訂立之認購協議向德祥發行錦興票據構成本公司之關連交易。

根據認購協議，本集團須在簽訂認購協議後在實際可行情況下盡快與China Enterprises Limited（「CEL」）訂立一份合約，以發行錦興票據之所得款項認購本金額為100,000,000美元之CEL可兑換票據（「CEL認購事項」）。

CEL為一間公眾有限公司，其普通股於美國場外交易議價板買賣，及於本報告日期為本集團間接擁有之附屬公司。

德祥認購事項及CEL認購事項之詳情載於本公司日期為二零零六年七月六日之公佈內。

(f) 於二零零六年六月二十八日，本集團與美亞娛樂資訊集團有限公司（「美亞」）（一間股份於聯交所上市之公司）訂立一項認購協議，以認購美亞本金額為50,000,000港元之4%可兑換票據，總現金代價為50,000,000港元。

有關認購事項之詳情載於本公司日期為二零零六年六月二十九日之公佈及本公司日期為二零零六年七月二十一日之通函內。

(g) 於二零零六年七月十日，本集團與嘉禾娛樂事業（集團）有限公司（一間股份於聯交所上市之公司）訂立認購協議，以認購嘉禾本金額為50,000,000港元之4%可兑換票據，總現金代價為50,000,000港元。

認購事項之詳情載於本公司日期為二零零六年七月十一日之公佈內。

51. 結算日後事項

(a) 於二零零六年一月十九日，MII與Imation訂立出售協議。出售事項之詳情載於附註16，本公司日期為二零零六年一月二十六日之公佈及本公司日期為二零零六年四月十日之通函內。出售事項已於二零零六年四月二十八日完成。

(b) 於二零零六年四月二十二日，本公司、實德證券有限公司及漢傳媒集團有限公司（「漢傳媒」）訂立一項包銷協議，內容有關漢傳媒之供股。據此，本公司已同意按每股供股股份之認購價0.014港元最多認購其承諾之329,037,330股供股股份。於同日，本公司已向漢傳媒承諾，其將悉數認購漢傳媒供股項下之配額。於二零零六年六月三十日，本公司以每股供股股份之認購價0.014港元認購漢傳媒1,991,487,330股供股股份。

該項交易之詳情載於本公司日期為二零零六年五月十七日之通函內。

(c) 於二零零六年四月二十七日，本集團與澳門祥泰地產集團有限公司（前稱祥泰行集團有限公司）（「澳門祥泰地產」）（一間股份於聯交所上市之公眾有限公司）訂立一項認購協議，以認購澳門祥泰地產本金額270,000,000港元之1%可兑換票據，總現金代價為270,000,000港元。

認購事項已於二零零六年六月十五日完成。有關認購事項之詳情載於本公司日期為二零零六年四月二十八日之公佈及本公司日期為二零零六年五月二十六日之通函內。

(d) 於二零零六年五月二十四日，於完成中策重組後完成中策出售事項。中策出售事項及中策重組之詳情載於附註24。

於同日，本集團之財務顧問新百利有限公司代表本集團提出自願收購建議，以收購群龍之所有餘下權益（而非該等已由本集團擁有之權益）（「群龍收購事項」）。群龍收購事項已於二零零五年十月七日經本公司股東批准通過。

該項交易已於二零零六年六月十六日完成。由於未能提供群龍於二零零六年六月十六日之財務資料，故群龍於二零零六年六月十六日之資產及負債並無呈報。中策出售事項及群龍收購事項之詳情載於本集團日期為二零零六年五月二十六日之通函及本公司日期為二零零六年六月十六日之公佈內。

50. 與有關連人士進行交易及所存之結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於各結算日在該等人士所存之結餘如下：

	二零零六年 千港元	二零零五年 千港元
主要股東及其聯繫人士：		
於年終時本集團之應收貸款(附註a)	159,559	224,233
於年終時本集團之應付貸款(附註a)	352,046	149,333
年內由本集團墊支(償還予本集團)之貸款(附註a)	(64,674)	56,868
本集團已收及應收之利息(附註a)	25,105	12,066
本集團繳訖及應付之利息(附註a)	27,446	10,490
出售一間附屬公司	–	238
年內墊支予本集團之貸款(附註a)	202,713	–
停車費收入	–	68
本集團繳訖及應付之租金	2,451	1,298
聯營公司：		
本集團繳訖及應付之租金	871	1,353
本集團已收及應收之利息(附註a)	117	94
管理費收入	3,493	3,608
銷售製成品	142	–
本集團已收及應收之租金	216	232

於各結算日在聯營公司之結餘詳情載於附註24。

附註：

(a) 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議(若有)所述年期償還。

此外，於二零零六年及二零零五年三月三十一日，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資分別達404,280,000港元及6,681,000港元。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於各結算日時與該等人士存有重大結餘。

49. 資產抵押

於各結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

	二零零六年 千港元	二零零五年 千港元
貿易應收款項	–	105,494
聯營公司之上市證券	270,558	88,467
存貨	–	–
土地及樓宇	12,648	13,378
投資物業	133,000	–
證券投資	–	12,816
可供出售之投資	505,294	–
持作交易買賣之投資	231,069	–
銀行存款	19,966	20,014
	1,172,535	240,169
分類為持作出售	257,368	–
	1,429,903	240,169

47. 購股權計劃（續）

二零零一年購股權計劃（續）

截至二零零六年三月三十一日止年度，購股權之變動詳情如下：

			購股權數目		
			於二零零五年四月一日		於二零零六年三月三十一日
授出日期	行使期	行使價	尚未行使	轉撥	尚未行使
		港元		（附註）	
董事					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	(1,750,000)	7,250,000
僱員					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	-	1,750,000	1,750,000
			9,000,000	-	9,000,000

附註：

一名董事已於二零零五年九月一日退任，故該董事有權享有之購股權已被轉撥至「僱員」類別。

48. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金（「強積金」）計劃。強積金計劃之資產乃獨立於本集團，以信託人控制之基金形式持有。本集團就若干工資成本之5%向該計劃供款，與僱員之供款額相同。

本集團亦為其海外附屬公司（包括位於英國、美國及新加坡之附屬公司）之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團，以信託人控制之基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款，與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休福利計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款，為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

47. 購股權計劃(續)

二零零三年購股權計劃(續)

截至二零零六年三月三十一日止年度，購股權之變動詳情如下：

授出日期	行使期	行使價	購股權數目 於二零零五年四月一日尚未行使	年內行使	年內轉撥(附註)	年內註銷	於二零零六年三月三十一日尚未行使
		港元					
董事							
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(4,800,000)	(1,600,000)	-	-
僱員							
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(5,200,000)	1,600,000	(2,800,000)	-
			12,800,000	(10,000,000)	-	(2,800,000)	-

附註：

一名董事已於二零零五年九月一日退任，故該董事有權享有之購股權已被轉撥至「僱員」類別。

二零零一年購股權計劃

截至二零零五年三月三十一日止年度，購股權之變動詳情如下：

授出日期	行使期	每股行使價	於二零零五年三月三十一日尚未行使之購股權數目
		港元	
董事			
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000

截至二零零五年三月三十一日止年度概無董事或僱員獲授出行使購股權。

47. 購股權計劃(續)

根據二零零三年購股權計劃,若未經本公司股東事先批准,於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%,或其價值超過5,000,000港元,須獲得本公司股東之事先批准。

根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為9,000,000股及21,800,000股,分別佔本公司於二零零六年及二零零五年三月三十一日之已發行股份3.79%及9.75%。

有關人士須自授出日期起28日內,支付每份購股權1港元之代價後接納購股權。購股權可自接納日期起,至授出日期起計十年內隨時行使。行使價由本公司董事釐定,惟不得低於下列三者中之最高者:本公司股份於授出日期之收市價;股份於緊接授出日期前五個營業日之平均收市價;或本公司股份面值。

下表披露年內本公司僱員(包括董事)持有之本公司購股權及其變動詳情:

二零零三年購股權計劃

截至二零零五年三月三十一日止年度,購股權之變動詳情如下:

授出日期	行使期	每股行使價	於二零零五年三月三十一日尚未行使之購股權數目
		港元	
董事			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
僱員			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

截至二零零五年三月三十一日止年度,概無向本集團董事或僱員授出購股權或本集團董事或僱員亦概無行使購股權。

46. 營運租約承諾(續)

本集團作為出租人(續)

於各結算日,本集團已與租戶訂立以下未來最低租金付款,該等未來最低租金付款之到期日如下:

	於二零零六年三月三十一日		於二零零五年三月三十一日	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	千港元	千港元	千港元
一年內	4,308	–	–	26,738
第二至第五年(首尾兩年包括在內)	19,392	–	–	39,594
五年以上	15,066	–	–	14,426
	38,766	–	–	80,758

本公司已向租戶承諾,租期由一至八年不等。

47. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」),旨在鼓勵本集團之僱員。根據二零零一年購股權計劃,本公司董事會可向本公司合資格僱員,包括董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權,以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案,本公司已終止二零零一年購股權計劃並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃,本公司董事會可向本集團董事及僱員,以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會,並鼓勵參與者致力以本集團及其股東之整體利益為依歸,提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數,須不得超過本公司不時已發行股份之30%。在該條件之規限下,根據二零零三年購股權計劃可授出之購股權所涉及之股份總數,在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後,不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

46. 營運租約承諾

本集團作為承租人

	二零零六年 千港元	二零零五年 千港元
年內，根據營運租約而支付之最低租金：		
土地及樓宇	28,943	30,585
物業、機器及設備	20,275	23,267
	49,218	53,852

於各結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

	於二零零六年三月三十一日		於二零零五年三月三十一日	
	土地及樓宇 千港元	物業、機器及設備 千港元	土地及樓宇 千港元	物業、機器及設備 千港元
一年內	7,549	556	23,008	23,121
第二至第五年（首尾兩年包括在內）	24,235	1,599	75,368	19,521
五年以上	30,294	–	46,519	–
	62,078	2,155	144,895	42,642

商議之租約年期由一年至十年不等，而租金在租約期內固定。

本集團作為出租人

	二零零六年 千港元	二零零五年 千港元
年內，根據營運租約賺取之租金收入：		
土地及樓宇	6,456	7,426
物業、機器及設備	20,248	20,246
	26,704	27,672

44. 主要非現金交易（續）

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資，有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

於截至二零零六年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 收購持作買賣投資31,360,000港元分別以應收短期貸款及其他應收款項25,590,000港元及5,770,000港元支付。

(b) 由於更改未償還金額的條款，故其他應收款項121,563,000港元已轉成為應收短期貸款118,800,000港元及來自一間關連公司應收短期貸款2,763,000港元。

45. 或然負債

本集團於美國涉及兩項侵犯專利權訴訟，於截至二零零六年及二零零五年三月三十一日止年度，因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於二零零六年及二零零五年三月三十一日分別就該等訴訟計提撥備302,000美元（相等於2,345,000港元）及302,000美元（相等於2,345,000美元）以應付董事估計之可能賠償額。

本集團於二零零六年三月三十一日並無任何其他或然負債。

以下或然負債乃來自聯營公司之權益：

	二零零六年 千港元	二零零五年 千港元
聯營公司應佔或然負債來自：		
就下列各方動用銀行信貸而給予銀行擔保：		
所投資企業	2,348	4,551
第三方	175	175
已發出其他擔保予：		
所投資企業	9,037	9,037
	11,560	13,763

上述款項指聯營公司權益應佔之或然負債，該或然負債乃根據該等聯營公司已於二零零五年及二零零四年十二月三十一日公佈之資料計算。

43. 出售附屬公司

	二零零六年 千港元	二零零五年 千港元
物業、機器及設備	64	1,483
一間聯營公司之權益	–	5,244
貿易及其他應收款項	1,289	53
應收集團公司之款項	1	26,758
銀行結存及現金	181	92
貿易及其他應付款項	(3,672)	(1,832)
應付集團公司之款項	(14)	(27,187)
應付聯營公司之款項	–	(146)
應付税項	(359)	–
應付一名少數股東之款項	(2,514)	–
	(5,024)	4,465
少數股東權益	280	–
已出售淨資產	(4,744)	4,465
已變現貨幣兑換儲備	569	7,842
其他已變現儲備	–	(7,810)
應佔資本儲備	–	(556)
	(4,175)	3,941
出售附屬公司之收益	7,175	3,504
	3,000	7,445
支付方式：		
現金	3,000	7,445
出售附屬公司產生之現金流入淨額：		
現金代價	3,000	7,445
出售之銀行結存及現金	(181)	(92)
	2,819	7,353

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

44. 主要非現金交易

於截至二零零五年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關人士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，該等款項以相同金額之其他應收款項支付。

42. 收購附屬公司

於二零零五年三月八日，本集團收購Createsuccess全部已發行股本，代價約3,351,000港元。

於二零零六年三月二十八日，本集團收購Rapid Growth全部已發行股本，代價約39,048,000港元。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為6,621,000港元。

	賬面值及公平值 二零零六年 千港元
收購資產之淨額	
投資物業	133,000
貿易及其他應付款項	(711)
貿易及其他應收款項	3,436
銀行結存及現金	10
銀行借款	(93,000)
應付税項	(399)
遞延税項負債	(5,998)
	36,338
少數股東權益	(560)
	35,778
商譽	6,621
總代價	42,399
支付方式：	
現金	42,399
收購事項所產生之現金流出淨額：	
已付現金代價	(42,399)
收購之現金及現金等值項目	10
	(42,389)

商譽主要產生自收購Createsuccess及Rapid Growth Limited，並認為因合併會帶來預期的盈利能力。

於年度收購之附屬公司並無對本集團營業額及業績帶來重大貢獻。已收購附屬公司於年內所貢獻或動用的現金流量並不明顯。

41. 股本

	股份數目	價值
		千港元
法定股本：		
於二零零五年三月三十一日及二零零六年三月三十一日（每股面值0.01港元之普通股）	20,000,000,000	200,000
已發行及繳足股本：		
於二零零四年四月一日（每股面值0.01港元之普通股）	186,553,202	1,866
以股代息發行（附註a）	75,210	–
發行新股份（附註b）	37,000,000	370
於二零零五年三月三十一日（每股面值0.01港元之普通股）	223,628,412	2,236
以股代息發行（附註c）	3,624,990	36
行使購股權（附註d）	10,000,000	100
於二零零六年三月三十一日（每股面值0.01港元之普通股）	237,253,402	2,372

附註：

(a) 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於年內發行之股份與現有之股份於各方面享有同等權益。

(b) 於二零零四年十一月二十三日，簽訂私人配售安排，向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司37,000,000股每股面值0.01港元之股份以獲取現金。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(c) 於二零零五年十月二十一日，本公司透過以股代息按每股3.367港元之價格發行2,515,285股每股面值0.01港元之股份。

於二零零六年三月三十一日，本公司透過以股代息按每股3.735港元之價格發行1,109,705股每股面值0.01港元之股份。

(d) 截至二零零六年三月三十一日止年度，本公司以每股3.415港元之認購價行使10,000,000股購股權後發行10,000,000股每股面值0.01港元之股份，該等年內已發行之股份在所有方面均與現有股份享有同等權益。

40. 遞延稅項

於本年度之已確認主要遞延稅項負債（資產）及其變動如下：

	投資資產重估	加速稅項折舊	稅項虧損	其他*	總額
	千港元	千港元	千港元	千港元	千港元
於二零零四年四月一日	–	744	(20,468)	(15,620)	(35,344)
外幣調整	–	(85)	(17)	(19)	(121)
年內於綜合收益表中扣除（計入）（附註15）	–	833	19,994	(3,666)	17,161
出售一間附屬公司時變現	–	(459)	459	–	–
於二零零五年三月三十一日	–	1,033	(32)	(19,305)	(18,304)
外幣調整	–	21	–	(41)	(20)
年內於綜合收益表中扣除（計入）（附註15）	–	789	–	(21,708)	(20,919)
收購附屬公司時產生	6,298	–	(300)	–	5,998
重新分類為持作出售	–	(1,697)	–	41,267	39,570
於二零零六年三月三十一日	6,298	146	(332)	213	6,325

* 遞延稅項進賬主要歸因於美國一間附屬公司之資產負債表之主要項目（如應收款項、存貨及應計費用）之賬面值與稅基之暫時差異之變動。

就資產負債表之呈列而言，若干遞延稅項資產及負債已予對銷。以下為作財務申報用途之遞延稅項結餘分析：

	二零零六年	二零零五年
	千港元	千港元
遞延稅項資產	–	(18,418)
遞延稅項負債	6,325	114
	6,325	(18,304)

於二零零六年及二零零五年三月三十一日，本集團可用於對銷未來溢利之未動用稅項虧損分別為374,839,000港元及387,410,000港元。於二零零六年及二零零五年三月三十一日，該虧損中分別1,897,000港元及185,000港元已確認為遞延稅項資產。於二零零六年及二零零五年三月三十一日，由於未能預測未來溢利來源，故未有就其餘虧損372,942,000港元及387,225,000港元分別確認遞延稅項。該等虧損可無限期結轉。

37. 借款（續）

本集團借款之實際利率（相等於合約利率）範圍如下：

	二零零六年	二零零五年
實際利率：		
定息借款	18%	不適用
浮息借款	5.03%至10%	2.3%至7.3%

本集團以有關集團實體功能貨幣以外貨幣計價之借款載列如下：

	美元 千元	新台幣 千元
於二零零六年三月三十一日	–	32,540
於二零零五年三月三十一日	258	34,148

銀行透支乃按要求時償還。銀行貸款的利率為當時的市場利率，介乎5.25%至8.0%之間，並以本集團之銀行存款及證券投資作抵押。

於各個結算日，本集團借款之公平價值與相應賬面值相若。

38. 融資租約承擔

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零五年三月三十一日止年度，平均有效借貸利率分別為6.92%。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

本集團以有關集團實體功能貨幣以外貨幣計值之融資租約承擔載列如下：

	美元 千元
於二零零五年三月三十一日	59

本集團上述融資租約承擔之公平價值與其賬面值相若。

39. 應付一個少數股東款項

該款項為無抵押、免息並於截至二零零六年三月三十一日止年度內償還。該金額會在出售附屬公司後不予確認（附註43）。

37. 借款

	二零零六年 千港元	二零零五年 千港元
借款包括：		
銀行貸款	125,275	82,010
其他貸款	562,047	161,341
	687,322	243,351
分析：		
有抵押	314,373	38,531
無抵押	372,949	204,820
	687,322	243,351

上述款項須按現行市場利率計算利息，且須於以下年期償還：

	二零零六年 千港元	二零零五年 千港元
一年內或於要求時	591,629	85,881
一至兩年內	5,073	149,751
兩至五年內	23,732	1,407
超過五年	66,888	6,312
	687,322	243,351
列入流動負債項下 於一年內到期之款項	(591,629)	(85,881)
一年後到期之款項	95,693	157,470

本集團所遭受之定息借款風險及合約到期日如下：

	二零零六年 千港元	二零零五年 千港元
一年內到期之定息借款	200,000	–

33. 持作買賣投資／可兑換票據之內存兑換權（續）

該金額指本集團於截至二零零六年三月三十一日止年度所認購之三份可兑換票據中內存兑換權之部份。非上市可兑換票據之公平價值乃本公司董事參照獨立估值師行永利行進行之估值釐定（附註27）。

34. 應收孖展貸款／應付款項及應付票據

本集團應收孖展貸款、應付孖展貸款及應付票據之公平價值與相應賬面值相若。

應收孖展貸款及應付孖展貸款乃自經營業務產生，賬齡少於一個月而附有之年息介乎最優惠利率加3.5%至加5.0%之間（二零零五：年息為最優惠利率加3.5%至加5.0%之間）。

35. 已抵押銀行存款

該金額指已抵押予銀行之存款，以作為授予本集團之短期銀行信貸之擔保，故分類為流動資產。

該筆存款按介乎3.5厘至4.6厘不等之利率計息。已抵押銀行存款將於清償有關銀行借貸後予以解除。於各結算日之銀行存款之公平價值與相應賬面值相若。

36. 貿易及其他應付款項

於二零零六年及二零零五年三月三十一日之貿易及其他應付款項包括貿易債務結餘分別為71,535,000港元及564,154,000港元。

於本年度，405,439,000港元之貿易債務結餘已被重新歸類為可供銷售資產之直接相關負債。

於各結算日，應付貿易款項之賬齡分析如下：

	二零零六年	二零零五年
	千港元	千港元
未到期	380,210	417,919
逾期少於一個月	75,260	74,518
逾期一至兩個月	11,467	27,951
逾期超過兩個月	10,037	43,766
	476,974	564,154

本公司於各結算日貿易及其他應付款項之公平價值與相應賬面值相若。

32. 貿易及其他應收款項

	二零零六年 千港元	二零零五年 千港元
應收貿易款項	729,983	653,637
減：累計減值	(73,313)	(61,854)
	656,670	591,783
其他應收款項	49,006	170,121
列為可持作出售	(645,946)	–
	59,730	761,904

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。於各結算日，應收貿易款項減減值虧損之賬齡分析如下：

	二零零六年 千港元	二零零五年 千港元
未到期	573,862	548,407
逾期少於一個月	66,333	25,996
逾期一至兩個月	2,266	4,561
逾期超過兩個月	14,209	12,819
	656,670	591,783

本集團於各結算日應收貿易款項之公平價值與相應賬面值相若。

33. 持作買賣投資／可兑換票據之內存兑換權

於二零零六年三月三十一日，持作買賣之投資包括：

	二零零六年 千港元
上市證券：	
－於香港上市之股本證券	397,989
－於其他地方上市之股本證券	24,008
	421,997

該等投資之公平價值乃根據有關證券交易所提供之所報市場競爭價釐訂。

	二零零六年 千港元
非上市可兑換票據之內存兑換權	231,509

30. 其他資產(續)

截至二零零四年三月三十一日止年度,本集團支付價150,000,000港元,以獲得專屬發展權利,其中本集團已支付人民幣5,750,000元(相等於約5,425,000港元),作為整固地盤之用而本集團已出售部份其他資產予獨立第三方,作價約16,000,000港元,而出售其他資產的淨收益約5,660,000港元,已於截至二零零四年三月三十一日止年度的綜合收益表中確認。

由於本公司董事認為其他資產乃持作出售用途,因此其他資產涉及的成本已包括在流動資產內。

於截至二零零五年三月三十一日止年度內,本集團出售部份其他資產予一獨立第三方,代價為39,600,000港元,出售其他資產錄得之淨收益約2,515,000港元已於截至二零零五年三月三十一日止年度之綜合收益表內確認。

於截至二零零六年三月三十一日止年度,本集團與獨立第三方訂立若干買賣協議,內容有關出售其他資產之所有剩餘部分,總代價約為118,800,000港元而出售其他資產錄得之淨收益約10,800,000港元已於截至二零零六年三月三十一日止年度之綜合收益表內確認。

31. 存貨

	二零零六年	二零零五年
	千港元	千港元
原材料	3,125	6,781
在製品	1,801	1,962
製成品	3,627	578,335
	8,553	587,078
作為持有供出售歸類(附註16)	616,142	–
	624,695	587,078

上述存貨包括於二零零五年三月三十一日之製成品97,486,000港元,已按其可變現淨值列賬。

於二零零六年三月三十一日,包括上文與原材料176,000港元及在製品1,000港元,乃以可變現淨值列賬。

28. 應收貸款（續）

本集團應收貸款之實際利率（相等於合約利率）範圍如下：

	二零零六年	二零零五年
實際利率：		
應收定息貸款	5.75%	3.6%至10%
應收浮息貸款	5.25%至11%	5%至7.3%

本集團以有關集團實體功能貨幣以外貨幣計值之應收貸款載列如下：

	美元	新台幣
	千元	千元
於二零零六年三月三十一日	–	–
於二零零五年三月三十一日	712	78,000

本集團於結算日應收貸款之公平價值與應收款項之賬面值相若。

29. 收購長期投資之按金

於截至二零零五年三月三十一日止年度，本集團與一獨立第三方（「賣方」）訂立有條件協議（「港口協議」），內容有關收購一項於中國成立之非上市投資項目之股本權益，總代價為35,000,000港元。該非上市投資項目主要於中國從事港口業務。

由於港口協議之條件尚未獲達成，故有關交易並未完成。

於截至二零零六年三月三十一日止年度，本集團支付總額約155,175,000港元予三名獨立第三方，作為用於收購中國供水業務、採砂業務、河砂開採權業務及物業發展業務若干權益之投標按金（「可能之投資項目」）。倘若本集團作出付款後一年內有關條款及條件並未獲達成，則訂約對方將退還該等款項。截至報告日期，訂約對方仍未兑現收購可能之投資之有關條款及條件。

本集團長期投資之收購按金之公平價值與相應賬面價值相若。

30. 其他資產

該數額代表了在中國的一個土地開發項目相關的成本。該項目為位於中國珠海市斗門區珠海錦興產業園的一個將與一獨立第三方共同開發的土地發展項目。本集團擁有此項目的專屬開發權利並有權獲得該土地用於開發（「其他資產」）。本集團還有權將其他資產按雙方協議的金額出售給投資者。

27. 可供出售之投資(續)

(c) 於截至二零零六年三月三十一日止年度,本集團已認購三份可兑換票據,總額為650,000,000港元,其中(i)祥泰行集團有限公司之可兑換票據為零息可兑換票據,於二零一零年八月十日到期,贖回金額為本金之110%,(ii)漢傳媒集團有限公司(前稱瑞力控股有限公司)之可兑換票據為零息可兑換票據,於二零一零年八月九日到期,贖回金額為本金之110%(iii)及和記行(集團)有限公司之可兑換票據,息率為年息7.25%,每半年支付一次,於二零零八年九月五日到期。上述公司均為公眾上市公司,彼等之股份在聯交所上市。本集團已將所有可兑換票據之債務部份歸類為可供出售之投資,可兑換票據之兑換權部份歸為持作買賣之投資。可兑換票據之公平價值由本公司董事決定,乃參考由永利行評值顧問有限公司(「永利行」)(獨立估值師行)所作出評估而定。

於二零零六年三月三十一日,債務部份及兑換權部份之公平價值分別約為514,364,000港元及231,509,000港元。永利行已採用折現淨額及Black-Scholes模式分別於債務部份及兑換權部份作出估值。因此,債務部份約18,175,000港元之公平價值減少及兑換權部分約114,048,000港元之公平價值增加已分別於權益賬及損益賬確認。債務部份之公平值減少主要是由於現行市場利率增加。

28. 應收貸款

	二零零六年 千港元	二零零五年 千港元
應收定息貸款	–	5,533
應收浮息貸款	20,162	106,318
淨資產值	20,162	111,851

於二零零六年三月三十一日及於二零零五年三月三十一日之應收貸款賬面值計及累計減值虧損分別為45,581,000港元及39,033,000港元。

於年內,為數11,542,000港元之減值虧損已獲確認,皆因應收貸款賬款之賬面價值低於按應收貸款初始之實際利率折讓之預期現金流淨值。

本集團應收定息貸款所承受之利率風險及其合約到期利率如下:

	二零零六年 千港元	二零零五年 千港元
應收定息貸款		
一年內	–	5,533

26. 證券投資（續）

(b) 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司（「日本亞太債券」，前稱中華城市燃氣集團有限公司）發行之可兌換債券。日本亞太債券按年息1厘計息，於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兌換價（可於兌換時作出有關調整），將日本亞太債券兌換為日本亞太事業投資有限公司之股份。日本亞太債券已於本年度內獲悉數贖回。

27. 可供出售之投資

於二零零六年三月三十一日，可供出售之投資作為非流動資產之分析，包括：

	二零零六年 千港元
上市投資：	
－於香港上市之股權投資（附註a）	19,681
非上市證券：	
－股本證券（附註b）	73,500
－債務債券（附註c）	514,364
	607,545

就呈報目的而作出分析：

流動資產	73,500
非流動資產	534,045
	607,545

附註：

(a) 所有上市投資均按根據聯交所提供之所報市場競爭價確定公平價值列賬。

(b) 非上市股本證券指於中國成立之非上市企業之投資（「中國投資」）。彼等於各結算日按成本減減值計量，因為本公司董事認為彼等之公平價值因合理之公平價值估計範圍如此重大而不能可靠計量。於截至二零零六年三月三十一日止年度，若干第三方作出建議，擬向本集團收購中國投資。經考慮第三方提出之收購代價，減值虧損約49,845,000港元已於綜合收益表確定及確認。出售中國投資事項於結算日後完成。

26. 證券投資

於二零零五年三月三十一日之證券投資載列如下。於二零零五年四月一日採納香港會計準則第39號後，證券投資重新歸類至香港會計準則第39號後項下之適當類別（見附註2）。

	證券投資	其他投資	總額
	二零零五年	二零零五年	二零零五年
	千港元	千港元	千港元
上市證券			
香港	–	131,563	131,563
海外	–	1,058	1,058
非上市證券			
海外／中國（附註a）	123,348	–	123,348
非上市債務證券			
香港（附註b）	–	12,000	12,000
	123,348	144,621	267,969
上市證券之市值	–	132,621	132,621
就呈報目的而作出之賬面值分析：			
非流動	123,348	186	123,534
流動	–	144,435	144,435
	123,348	144,621	267,969

附註：

(a) 於二零零五年三月三十一日，本集團持有下列證券投資作長期策略目的：

- 持有Alfresco Gold Limited之40%*權益，該公司主要業務為投資控股，擁有兩間於中國成立之公司85%之權益。該兩間公司之主要業務為廣告設計及製作及提供廣告代理服務；

- 重慶金瀚實業有限公司（前稱重慶冠生園興綠洲食品有限公司）33%*權益，該公司在中國持有一幅土地；及

- 持有Earnbest Holdings Limited之30%*權益，主要業務為投資控股，擁有一間於中國成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* 本公司已與投資公司協定放棄於該等投資之選舉董事、日常管理及財務決策之投票權。協議條款之任何變動須經雙方同意，方可作實。由於本集團對該等投資並無重大影響力，故該等投資乃列為證券投資。

25. 聯營公司之權益（續）

於二零零六年五月二十六日，本集團之財務顧問新百利有限公司代表本集團作出建議，收購除本集團已擁有之權益外之所有其餘群龍權益（「群龍收購」）。群龍收購於二零零五年十月十七日獲得本公司股東批准。該項交易於二零零六年六月完成，因此，本集團於中策之權益被減低至14.04%且獲呈列為持作銷售非流動資產（見附註16），本集團同時持有群龍98.92%股權。

中策出售事項及群龍收購事項詳情載於本集團於二零零六年五月二十六日刊發之通函及本公司於二零零六年六月十六日刊發之公佈內。

g.　本集團聯營公司財務資料概要如下：

	二零零六年 千港元	二零零五年 千港元
資產總額	3,307,275	3,452,648
負債總額	(1,132,934)	(1,308,483)
資產淨值	2,174,341	2,144,165
本集團應佔聯營公司資產淨值	616,871	632,201

	二零零六年 千港元	二零零五年 千港元
收入	870,320	898,270
本年度虧損	(56,160)	(184,410)
本集團年內應佔聯營公司虧損	(21,494)	(64,909)

h.　本集團已終止確認應佔若干聯營公司之虧損。以下為應佔該等聯營公司之未確認虧損數額，乃摘自相關聯營公司本年度經審核財務報表及累計如下：

	二零零六年 千港元	二零零五年 千港元
應佔聯營公司累計未確認虧損	(19,441)	(19,230)

25. 聯營公司之權益(續)

f. 本集團主要聯營公司於二零零六年三月三十一日之詳情載列如下:

聯營公司名稱	企業結構形式	註冊成立／營運地點	本集團應佔股權比例 二零零五年 %	本集團應佔股權比例 二零零六年 %	主要業務
中策	企業	香港	29.36	29.36	投資控股
普威集團有限公司(「普威」)	企業	新加坡	21.71	24.26	供應家用消費品

中策乃於香港上市之公司,其財政年度結算日為十二月三十一日。本集團應佔中策於二零零五年三月三十一日及二零零六年三月三十一日之權益,乃根據中策於二零零四年及二零零五年十二月三十一日之資產淨值(經就截至二零零五年三月三十一日及二零零六年三月三十一日止之任何重大交易進行調整後)及中策成為本集團聯營公司當日至各結算日之業績計算。

於截至二零零五年三月三十一日止年度,本集團於中策之股權因行使中策之購股權而由31.20%攤薄至29.36%。

於二零零五年三月三十一日及二零零六年三月三十一日,本集團持有中策29.36%權益。

普威乃一間於新加坡共和國上市之公司,其財政年度結算日為十二月三十一日。本集團應佔普威於二零零五年三月三十一日及二零零六年三月三十一日之權益,乃根據普威於二零零五年三月三十一日及二零零六年三月三十一日之資產淨值(分別摘自普威已刊發之財務資料)及普威成為本集團聯營公司當日至各結算日之業績計算。

上表列載之本集團聯營公司,乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為,詳載其他聯營公司會導致篇幅過於冗長。

於二零零五年三月十日,本集團及中策之另一名主要股東保華集團有限公司(前稱保華德祥建築集團有限公司)(「保華」)與一獨立第三方就出售合共270,000,000股中策股份(相當於中策15.3%股權,或本集團與保華分別持有135,000,000股)訂立股份銷售協議,總代價52,000,000港元(「中策出售事項」)。完成中策出售事項須待中策完成集團重組(「中策重組」)方可作實。

於二零零六年五月十九日,中策重組正式完成,結果為(i)中策繼續為公眾上市公司,其附屬公司集中從事電池產品製造及銷售、非上市證券及物業投資;(ii)中策經營物業發展及投資控股業務、採砂船隻之所有其他附屬公司,以及經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務及酒店經營之所有其他聯營公司將於中策重組完成後收歸群龍投資有限公司(中策之全資附屬公司)(「群龍」)及繼續由中策之現時管理層經營管理;(iii)根據資本重組的整固後,向當時股東透過實物分派方式派發群龍股份,基準為每持有一股中策股份換取一股群龍股份。

25. 聯營公司之權益（續）

c. 收購一間聯營公司產生之負商譽：

	千港元
總額	
於二零零四年四月一日	–
增項	(233)
於二零零五年三月三十一日	(233)
撤銷於應用香港財務報告準則第3號後而產生之累計變現（見附註2）	233
於二零零六年三月三十一日	–
變現	
於二零零四年四月一日	–
年內撥回	(8)
於二零零五年三月三十一日	(8)
撤銷於應用香港財務報告準則第3號後而產生之總額（見附註2）	8
於二零零六年三月三十一日	–
賬面值	
於二零零六年三月三十一日	–
於二零零五年三月三十一日	(225)

直至二零零五年三月三十一日，負商譽以直線法按10年期限撥入收入。由二零零五年四月一日起，原計入聯營公司權益賬面值達到225,000港元之所有負商譽一概於應用香港財務報告準則第3號（見附註2）而於二零零五年四月一日撤銷確認。

d. 於二零零六年三月三十一日，該金額為無抵押、免息及並無固定還款期。應收一間關連公司款項之公平價值於各結算日與相應賬面值相若。

於二零零五年三月三十一日，應收一間聯營公司款項為無抵押、免息及並無固定還款期。該等結餘將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團於結算日應收關連公司款項之公平價值與應收款項之賬面值相若。

e. 借予一間聯營公司貸款為無抵押、無固定還款期及按當時市場利率計算利息。

於結算日，本集團借予聯營公司貸款之公平價值與應收款項之賬面值相若。

25. 聯營公司之權益（續）

b. 於聯營公司投資包括因收購聯營公司而於二零零六年及二零零五年三月三十一日產生商譽分別38,979,000港元及51,094,000港元。商譽之變動詳情載於下文：

	千港元
成本值	
於二零零四年及二零零五年四月一日	280,892
撇銷於應用香港財務報告準則第3號後而產生之累計攤銷（見附註2）	(229,798)
於二零零五年四月一日	
一經重列	51,094
增項	2,276
於二零零六年三月三十一日	53,370
攤銷及減值	
於二零零四年四月一日	24,263
本年度撥備	28,089
本年度確認之減值虧損	177,446
於二零零五年三月三十一日	229,798
撇銷於應用香港財務報告準則第3號後而產生之費用（見附註2）	(229,798)
於二零零五年四月一日	
一經重列	–
視作出售一間聯營公司後撥回	14,391
於二零零六年三月三十一日	14,391
賬面值	
於二零零六年三月三十一日	38,979
於二零零五年三月三十一日	51,094

直至二零零五年三月三十一日，商譽之攤銷期為十年。

24. 商譽（續）

附註：

a. 於二零零五年四月一日，商譽值為167,908,000港元（為應用香港財務報告準則第3號後而撇銷累計攤銷所作出之調整後）指因於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies 業務及於二零零三年收購MII之14.9%額外權益所產生之商譽。截至二零零五年三月三十一日止年度，為數24,430,000港元之金額指因於二零零五年一月一日後收購MII其他1.6%權益所產生之商譽。如附註16所載，商譽獲重列至出售資產。

b. 於截至二零零六年三月三十一日止年度，收購Createsuccess Limited（「Createsuccess」）及Rapid Growth Profits Limited（「Rapid Growth」）全部權益應佔之商譽增項分別約623,000港元及5,998,000港元。（詳情請參見附註42）

年內，已就有關因收購Createsuccess及Rapid Growth所產生之商譽進行減值測試，管理層及董事則釐定上述商譽概無減值。

25. 聯營公司之權益

	二零零六年 千港元	二零零五年 千港元
於下列聯營公司投資之成本		
一在香港上市（附註(a)）	508,994	508,994
一在海外上市	200,025	195,736
一非上市	6,579	6,579
應佔收購後虧損， 減已收股息	(106,884)	(129,977)
收購聯營公司產生之商譽（附註(b)）	38,979	51,094
收購聯營公司產生之負商譽（附註(c)）	–	(225)
重列為持作出售（附註(f)）	(30,822)	–
	616,871	632,201
上市股份之公平價值	474,211	299,240
應收聯營公司款項（附註(d)）	2,623	2,197
借予一間聯營公司貸款（附註(e)）	1,331	1,331

附註：

a. 該金額指本集團於二零零六年三月三十一日及於二零零五年三月三十一日所持中策之29.36%股權。

24. 商譽

	二零零五年一月一日前收購產生之商譽	二零零五年一月一日後收購產生之商譽	總額
	千港元	千港元	千港元
成本值			
於二零零四年四月一日	287,424	–	287,424
因收購一間附屬公司額外權益而產生	–	24,430	24,430
於二零零五年三月三十一日	287,424	24,430	311,854
撤銷於應用香港財務報告準則第3號後而產生累計攤銷	(143,946)	–	(143,946)
於二零零五年四月一日－重列	143,478	24,430	167,908
增項	–	6,621	6,621
重列為持作出售	(143,478)	(24,430)	(167,908)
於二零零六年三月三十一日	–	6,621	6,621
攤銷			
於二零零四年四月一日	117,253	–	117,253
本年度撥備	26,693	–	26,693
於二零零五年三月三十一日	143,946	–	143,946
撤銷於應用香港財務報告準則第3號後而產生之費用	(143,946)	–	(143,946)
於二零零五年四月一日－重列及二零零六年三月三十一日	–	–	–
賬面值			
於二零零六年三月三十一日	–	6,621	6,621
於二零零五年三月三十一日	143,478	24,430	167,908

23. 無形資產(續)

附註:

a. 該金額乃指於一九九九年向Memorex Telex N.V.收購「Memorex®」商標許可證及於二零零四年向獨立第三方收購「Dysan」及「Precision」商標許可證之收購價。

如附註16所載,「Memorex®」商標的賬面值已經重列為出售資產。

因由二零零五年四月一日起採納香港會計準則第38號,本集團重估商標許可證之可使用年期,認為賬面值總額約為226,687,000港元之商標許可證具有無限使用年期,故而毋須予以攤銷,惟需要每年測試減值情況。

「Memorex®」品牌之商標許可証之賬面值於二零零六年獲分類為持作出售,並隨後按銷售成本之賬面值與公平價值之較低者列賬(見附註16)。

「Dysan」及「Precision」品牌之商標許可証依賴「Memorex®」品牌之商標許可証,管理架構、市場網絡及聲譽之支持。待出售「Memorex®」品牌之商標許可証後,根據買賣協議,由於進行該項出售後將會出現為期一年之停業期,故本公司董事預期,「Dysan」及「Precision」品牌之商標許可証業務分類之盈利能力將會減少。因此,減值虧損164,667,000 港元乃於截至二零零六年三月三十一日止年度之綜合收益表中確認。

b. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

23. 無形資產

	商標許可證 千港元 （附註a）	專利權 千港元 （附註b）	總額 千港元
成本值			
於二零零四年四月一日	281,318	8,065	289,383
因收購一間附屬公司額外權益而產生	–	–	–
於二零零五年三月三十一日	281,318	8,065	289,383
撇銷於應用香港財務報告準則第3號後而產生之累計攤銷	(54,631)	–	(54,631)
於二零零五年四月一日一經重列	226,687	8,065	234,752
重列為持作出售	(62,020)	(8,065)	(70,085)
於二零零六年三月三十一日	164,667	–	164,667
攤銷及減值			
於二零零四年四月一日	31,065	470	31,535
本年度撥備	23,566	807	24,373
於二零零五年三月三十一日	54,631	1,277	55,908
撇銷於應用香港財務報告準則第3條後而產生之費用	(54,631)	–	(54,631)
於二零零五年四月一日一經重列	–	1,277	1,277
年度撥備	–	806	806
商標許可証減值虧損	(164,667)	–	(164,667)
重列為持作出售	–	(2,083)	(2,083)
於二零零六年三月三十一日	(164,667)	–	(164,667)
賬面值			
於二零零六年三月三十一日	–	–	–
於二零零五年三月三十一日	226,687	6,788	233,475

21. 物業、機器及設備(續)

上述物業、機器及設備各項目乃按直線法以下年率折舊:

永久業權土地	無
租賃土地及樓宇	按租約年期或 2% – 5%
機器及機械	10% – 20%
模具	25% – 33%
傢具、裝置及設備	10% – 33%
汽車	20% – 25%

本集團之土地及樓宇包括:

	二零零六年 千港元	二零零五年 千港元
香港以外地區:		
於中國其他地區之 中期租約物業	23,194	24,122
於台灣之永久業權物業	12,648	13,378
	35,842	37,500

於一九九四年,於中國其他地區以中期租約持有之土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊入賬,其於二零零六年及二零零五年三月三十一日之賬面值應分別為19,747,000 港元及20,452,000港元。

物業、機器及設備之賬面淨值包括以融資租約持有之資產,於二零零五年三月三十一日之總額為510,000港元。

22. 投資物業

	千港元
公平價值	
於收購一間附屬公司時獲得及 於二零零六年三月三十一日	133,000

本公司投資物業於二零零六年三月三十一日之公平價值乃按照獨立估值師行保柏國際淨估有限公司進行之估值基準得出。本集團之投資物業估值乃參考同類物業交易價格之市場憑據得出,符合香港測量師學會之物業估值準則。

投資物業是以長期租約持有並位於香港。

21. 物業、機器及設備

	土地及樓宇	機器及機械	模具	傢具、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本值或估值						
於二零零四年四月一日	46,022	43,569	2,971	98,142	6,062	196,766
外幣調整	1,103	–	–	(4,882)	37	(3,742)
增項	–	–	–	13,528	701	14,229
出售及撇銷	–	–	–	(16,791)	(2,415)	(19,206)
出售一間附屬公司	–	–	–	(3,811)	–	(3,811)
於二零零五年三月三十一日	47,125	43,569	2,971	86,186	4,385	184,236
外幣調整	(662)	–	–	(372)	(32)	(1,066)
增項	–	–	–	15,213	257	15,470
重列為持作出售	–	–	–	(87,240)	(1,416)	(88,656)
出售及撇銷	–	(33,438)	–	(2,871)	(522)	(36,831)
出售一間附屬公司	–	–	–	(150)	–	(150)
於二零零六年三月三十一日	46,463	10,131	2,971	10,766	2,672	73,003
成本或估值分析：						
於二零零五年三月三十一日						
按成本值	18,918	43,569	2,971	86,186	4,385	156,029
按估值	28,207	–	–	–	–	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
於二零零六年三月三十一日						
按成本值	18,256	10,131	2,971	10,766	2,672	44,796
按估值	28,207	–	–	–	–	28,207
	46,463	10,131	2,971	10,766	2,672	73,003
折舊、攤銷及減值						
於二零零四年四月一日	8,580	39,337	2,962	62,732	3,652	117,263
外幣調整	31	–	–	(4,262)	24	(4,207)
本年度撥備	1,014	1,106	8	16,886	771	19,785
出售及撇銷時撇除	–	–	–	(14,970)	(1,864)	(16,834)
出售一間附屬公司時撇除	–	–	–	(2,328)	–	(2,328)
於二零零五年三月三十一日	9,625	40,443	2,970	58,058	2,583	113,679
外幣調整	(20)	–	–	(257)	(18)	(295)
本年度撥備	1,016	430	1	11,881	476	13,804
重列為持作出售	–	–	–	(57,825)	(1,111)	(58,936)
出售及撇銷時撇除	–	(30,742)	–	(2,754)	(234)	(33,730)
出售一間附屬公司時撇除	–	–	–	(86)	–	(86)
於二零零六年三月三十一日	10,621	10,131	2,971	9,017	1,696	34,436
賬面淨值						
於二零零六年三月三十一日	35,842	–	–	1,749	976	38,567
於二零零五年三月三十一日	37,500	3,126	1	28,128	1,802	70,557

20. 每股盈利(虧損)(續)

來自持續業務

計算本公司普通股股權持有人應佔來自持續業務每股基本及攤薄虧損乃基於以下由數據:

虧損數字計算如下:

	二零零六年 千港元	二零零五年 千港元
本公司股本持有人應佔年度溢利(虧損)	8,915	(161,862)
減:來自非持續業務之年度溢利	(27,985)	(68,955)
計算來自持續業務之每股基本盈利	(19,070)	(230,817)

所採用之分母與上文所述計算所有每股基本盈利所採用者相同。

來自非持續業務

按來自非持續業務之年度溢利27,985,000港元(二零零五年:68,955,000港元)及上文所述計算每股基本及攤薄盈利之分母計算,非持續業務之每股基本盈利為每股12港仙(二零零五年:每股35港仙)及非持續業務之每股攤薄盈利為12港仙。

下表概述每股基本及攤薄盈利之影響,乃因:

	每股基本盈利之影響		每股攤薄盈利之影響	
	二零零六年 港元	二零零五年 港元	二零零六年 港元	二零零五年 港元
每股盈利(虧損) －基本				
調整前之數字	(0.65)	(0.81)	(0.64)	不適用
因會計政策之變動而產生之調整(附註3)	0.69	(0.01)	0.68	不適用
調整後之數字	0.04	(0.82)	0.04	不適用

19. 分派（續）

已就二零零五年及二零零六年提供股份股息。該等現金及股份股息如下：

	二零零六年	二零零五年
	千港元	千港元
股息		
一現金	9,850	10,987
一股份選擇	12,613	206
	22,463	11,193

20. 每股盈利（虧損）

截至二零零六年及二零零五年三月三十一日止年度，每股基本盈利（虧損）乃按本公司股權持有人應佔年度溢利（虧損）分別為8,915,000港元及161,862,000港元之溢利（虧損）及截至二零零六年及二零零五年三月三十一日止年度已發行股份之加權平均數分別為226,164,460股及198,244,118股計算。

就持續業務及非持續業務而言

本公司普通股股權持有人應佔每股基本及攤薄盈利（虧損）乃按以下數據計算：

盈利：

	二零零六年	二零零五年
	千港元	千港元
本公司股權持有人應佔年度溢利（虧損）	8,915	(161,862)

股份數目：

計算每股基本盈利之普通股加權平均數目（以千計）	226,164	198,244
可能對普通股產生攤薄影響：購股權（以千計）	2,806	不適用
計算每股攤薄盈利之普通股加權平均數目（以千計）	228,970	不適用

截至二零零五年三月三十一日止年度，概無就持續業務及非持續業務呈列任何每股攤薄虧損，皆因行使本公司購股權會導致每股虧損減少。

18. 董事及僱員酬金（續）

(b) 僱員酬金

截至二零零六年及二零零五年三月三十一日止兩個年度各年，本集團包括一名董事在內之五位最高薪人士之酬金已呈列於上文(a)。其餘最高薪人士之酬金總額如下：

	二零零六年 千港元	二零零五年 千港元
薪金及其他福利	10,392	9,916
與表現有關之獎金	5,697	3,898
退休福利計劃	312	252
	16,401	14,066

	僱員人數 二零零六年	 二零零五年
2,000,001港元至2,500,000港元	1	2
2,500,001港元至3,000,000港元	2	1
7,000,001港元至7,500,000港元	–	1
8,500,001港元至9,000,000港元	1	–
	4	4

19. 分派

	二零零六年 千港元	二零零五年 千港元
末期，已付－二零零五年每股6港仙（可選擇以 股代息）（二零零四年：每股6港仙）	13,418	11,193
中期，已付－每股4港仙（可選擇以股代息）	9,045	–
	22,463	11,193

董事建議以現金派發末期股息（可選擇以股代息）每股6港仙（二零零五年：6港仙），惟須待股東於股東大會上批准後，方可作實。

18. 董事及僱員酬金(續)

(a) 董事酬金(續)

	二零零六年 千港元	二零零五年 千港元
黃景霖		
袍金	50	25
其他酬金:		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	50	25
袁天凡		
袍金	–	–
其他酬金:		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
冼志輝		
袍金	12	不適用
其他酬金:		
薪金及其他福利	–	不適用
退休福利計劃供款	–	不適用
	12	不適用
施熙德		
袍金	–	–
其他酬金:		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
董事袍金	110	49
其他酬金:		
薪金及其他福利	4,000	3,778
退休福利計劃供款	106	104
	4,216	3,931

18. 董事及僱員酬金（續）

(a) 董事酬金（續）

	二零零六年 千港元	二零零五年 千港元
霍建寧		
袍金	–	–
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
葉德銓		
袍金	–	–
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
張漢傑		
袍金	–	–
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
郭嘉立		
袍金	48	24
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	48	24

18. 董事及僱員酬金

(a) 董事酬金

已付或應付予12名董事（二零零五年：12名）各自之酬金如下：

	二零零六年 千港元	二零零五年 千港元
陳國強		
袍金	–	–
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–
Yap, Allan		
袍金	–	–
其他酬金：		
薪金及其他福利	2,400	2,400
退休福利計劃供款	12	12
	2,412	2,412
呂兆泉		
袍金	–	–
其他酬金：		
薪金及其他福利	1,600	1,378
退休福利計劃供款	94	92
	1,694	1,470
陳國鴻		
袍金	–	–
其他酬金：		
薪金及其他福利	–	–
退休福利計劃供款	–	–
	–	–

16. 出售集團及非持續業務(續)

非持續業務之現金流量如下:

	二零零六年 千港元	二零零五年 千港元
經營業務(動用)產生之現金淨額	(261,773)	281,908
投資業務動用之現金淨額	(15,160)	(13,302)
融資業務(動用)產生之現金淨額	170,236	(152,682)

17. 本年度虧損

	持續業務		非持續業務		綜合	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
本年度虧損已扣除(計入):						
員工成本(包括董事酬金):						
薪金及其他福利	19,393	34,265	145,970	136,585	165,363	170,850
退休福利計劃供款	856	1,341	2,832	1,837	3,688	3,178
	20,249	35,606	148,802	138,422	169,051	174,028
折舊及攤銷:						
無形資產及商譽攤銷 (包括在行政開支內)	–	45,272	806	5,794	806	51,066
物業、機器及設備之折舊及攤銷	2,613	8,102	11,191	11,683	13,804	19,785
	2,613	53,374	11,997	17,477	14,610	70,851
呆壞賬準備	3,097	11,374	13,575	10,895	16,672	22,269
應收貸款準備	11,542	8,338	–	–	11,542	8,338
應收孖展貸款準備(準備回撥)	4,922	(2,387)	–	–	4,922	(2,387)
滯消及陳舊存貨準備	–	1,060	75,732	24,528	75,732	25,588
核數師酬金	8,964	2,398	4,862	6,092	13,826	8,490
持作買賣投資之收益淨額╱ 其他投資之收益淨額	(60,980)	(62,136)	–	–	(60,980)	(62,136)
出售物業、機器及設備虧損	2,616	405	120	693	2,736	1,098
確認為開支之存貨成本	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
應佔聯營公司所得稅 (包括在應佔聯營公司業績內)	2,615	4,247	–	–	2,615	4,247
兌匯虧損(收益)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

16. 出售集團及非持續業務（續）

於二零零六年三月三十一日，已於資產負債表中分開呈列之出售業務及中策之主要類別資產及負債如下：

	二零零六年 千港元
物業、機器及設備	29,720
商譽	167,908
無形資產	68,002
於一間聯營公司之權益	30,822
遞延稅項資產	51,684
存貨	616,142
貿易及其他應收款項	645,946
可收回稅項	9,019
銀行結存及現金	26,016
分類為持作出售之總資產	1,645,259
貿易及其他應付款項	669,778
其他負債	1,738
銀行借款	170,698
遞延稅項負債	12,114
分類為可供銷售資產有關之總負債	854,328

本年度，出售業務及非持續業務應佔之業績如下：

	二零零六年 千港元	二零零五年 千港元
收入	5,385,144	5,418,803
銷售成本	(4,167,175)	(4,231,301)
其他收入	8,441	11,499
分銷及銷售開支	(955,573)	(757,830)
行政開支	(156,652)	(172,461)
財務費用	(12,428)	(3,043)
除所得稅前溢利	101,757	265,667
所得稅支出	(49,338)	(113,115)
本年度溢利	52,419	152,552

16. 出售集團及非持續業務（續）

(ii) 鑒於本公司日期為二零零六年一月二十六日之公佈所載出售業務之現時估計代價淨額約2,454,000,000港元，則出售所得款項淨額預期將超過MII商標許可證之賬面值、有關資產之賬面淨值及出售業務之負債之總金額，故並無確認減值虧損。

於二零零五年三月十日，本集團已訂立一項協議，以出售於中策約15.3%權益，代價約為26,000,000港元。完成（須受中策完成集團重組（「中策重組」）之規限）、中策出售事項之詳情及中策重組載於附註24。在完成出售中策後，本集團將保留於中策約14%股權。

出售業務應佔資產及負債以及應佔中策資產及負債約15.3%（於完成中策重組後）（該等資產預期將於十二個月內出售）已被分類為一項持作銷售之出售事項，並於資產負債表（見下文）內分別作出呈列。在其業務終止後，概無棄置已終止業務應佔之重大資產。

關於中策出售事項，出售所得款項淨額約26,000,000港元預期將超過應佔中策之資產及負債（於完成中策重組後），故並無確認減值虧損。

出售出售業務及中策出售事項已於結算日後完成。

15. 所得稅支出(續)

於截至二零零六年及二零零五年三月三十一日止年度,一間於美利堅合眾國(「美國」)經營之主要附屬公司須按稅率41%就美國應課稅溢利繳納美國企業稅。由於本集團之主要溢利來自該附屬公司,故應採用稅率41%進行稅項調整。

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

16. 出售集團及非持續業務

(i) 於二零零六年一月十九日,本集團透過其非全資附屬公司Memorex International Inc.(「MII」)與Imation Corp.(「Imation」)(一間於紐約證券交易所上市之公司)訂立協議(「出售協議」),以出售MII於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、Memorex Products (Taiwan) Inc. 及 Memorex Products, Inc.(「出售公司」之全部權益,並出售MII之商標許可證及其他有關以「Memorex」商用名稱買賣電腦相關產品之業務之資產(包括MII及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務(「出售業務」)。

該項交易之總代價包括:(1)初步代價為330,000,000美元(相等於約2,562,450,000港元),(2)另加完成日期流動資產淨值(定義見日期為二零零六年四月十日之通函)超逾87,000,000美元(相等於約675,555,000港元)之金額之款項(如有),或減去完成日期流動資產淨值少於87,000,000美元(相等於約675,555,000港元)之金額之款項(如有);及(3)另加額外金額,有關金額乃參照將由MII出售之出售公司之電子數據儲存業務截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之未計利息、稅項、折舊及攤銷前盈利釐定,而有關盈利乃按協議所載之協定基準計算。額外金額之累積最低額須為5,000,000美元(相等於約38,825,000港元),而累積最高額須為45,000,000美元(相等於約349,425,000港元)。倘Imation 於二零零九年四月一日前任何時間轉讓業務之控制權(定義見日期為二零零六年四月十日之通函),則Imation 將會向MII支付一筆相等於使額外付款總額達45,000,000美元(相等於約349,425,000港元)之所需金額之款項。

根據出售協議,本集團亦須於完成出售協議前向Imation轉讓及出讓買賣消費電子產品業務(「已終止業務」),故買賣消費電子產品業務已分類為非持續業務。

15. 所得稅支出

	持續業務		非持續業務		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元
現時稅項:						
香港利得稅	2,112	79	–	–	2,112	79
海外	2,003	4,226	70,473	95,931	72,476	100,157
	4,115	4,305	70,473	95,931	74,588	100,236
遞延稅項(附註40)	216	(23)	(21,135)	17,184	(20,919)	17,161
	4,331	4,282	49,338	113,115	53,669	117,397

本年度所得稅支出與綜合收益表內除所得稅前虧損對賬如下:

	二零零六年	二零零五年
	千港元	千港元
除所得稅前虧損:		
持續業務	(144,092)	(248,508)
非持續業務	101,757	265,667
	(42,335)	17,159
按適用稅率41%計算之稅項	(17,357)	7,035
應佔聯營公司業績之稅務影響	8,813	26,612
不須繳稅收入之稅務影響	(17,774)	(11,596)
不能扣稅支出之稅務影響	32,250	93,530
未確認稅項虧損之稅務影響	29,371	16,434
使用先前未確認稅項虧損	(51)	(7,308)
使用先前未確認遞延稅項資產	(811)	(319)
先前已確認遞延稅項資產回撥	–	27,273
於其他司法管轄區經營之附屬公司之不同稅率之影響	19,064	(31,551)
其他	164	(2,713)
本年度所得稅支出	53,669	117,397

香港所得稅就截至二零零六年及二零零五年三月三十一日止年度估計應課稅溢利按17.5%稅率計算。

12. 財務費用

	持續業務		非持續業務		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元
須於五年內悉數償還之借貸利息：						
－銀行貸款及透支	4,993	2,778	12,403	2,944	17,396	5,722
－其他貸款	58,055	11,875	–	–	58,055	11,875
－融資租約	–	–	25	99	25	99
毋須於五年內悉數償還之銀行貸款利息	418	502	–	–	418	502
	63,466	15,155	12,428	3,043	75,894	18,198

13. 收購一間聯營公司產生之商譽減值虧損

於截至二零零五年三月三十一日止年度，本公司董事已參照中策之財務表現及業務經營，審閱於過往年度收購一間聯營公司中策集團有限公司（「中策」，於香港註冊成立及其股份於聯交所上市）所產生商譽之賬面值。經考慮當前市況及中策之經營業績後，177,446,000港元減值虧損已獲確定並於綜合收益表內確認。

14. 出售附屬公司及聯營公司之收益（虧損）淨額

	持續業務		非持續業務		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元
出售附屬公司之收益	7,175	3,504	–	–	7,175	3,504
被視為出售聯營公司權益之虧損淨額	(14,048)	(19,251)	–	–	(14,048)	(19,251)
出售聯營公司之收益	7,794	–	–	–	7,794	–
	921	(15,747)	–	–	921	(15,747)

10. 其他收入

其他收入包括下列項目：

	持續業務		非持續業務		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元
銀行存款利息	3,224	910	823	517	4,047	1,427
應收貸款利息	40,234	21,130	–	–	40,234	21,130
應收聯營公司貸款利息	117	94	–	–	117	94
匯兑收益淨額	–	324	–	–	–	324
互聯網服務收入	366	3,096	–	–	366	3,096
專利收入	–	–	788	2,787	788	2,787
持作買賣投資之未變現公平價值收益／所持其他投資之未變現收益淨額	43,313	17,223	–	–	43,313	17,223
租金收入	20,594	20,415	6,110	7,257	26,704	27,672
買賣衍生財務工具之收益淨額	–	15,100	–	–	–	15,100
第三方放棄債務	–	14,415	–	–	–	14,415
管理費收入	3,497	3,573	–	–	3,497	3,573

11. 其他開支

	持續業務		非持續業務		綜合	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元
出售投資證券之虧損	–	29,712	–	–	–	29,712
可供出售之投資減值虧損	49,845	–	–	–	49,845	–
會所債券減值虧損	778	–	–	–	778	–
	50,623	29,712	–	–	50,623	29,712

截至二零零六年三月三十一日止年度，本公司董事審閱在中國非上市股本證券之賬面值。經計及若干第三方其後所提供的購買代價後，已確定約49,845,000港元的減值虧損並在綜合收益表中確認。

9. 分類資料(續)

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，證券買賣主要於香港進行，而物業發展及買賣則主要於中華人民共和國(「中國」)進行。

本集團之銷售收入按地域市場列表分析如下(不管貨品／服務來源)：

	地域市場銷售收入	
	二零零六年	二零零五年
	千港元	千港元
美洲	4,906,186	4,834,806
歐洲	429,401	581,085
其他	366,195	260,568
	5,701,782	5,676,459

本集團非持續業務之收入主要來自北美(二零零六年：4,848,142,000港元，二零零五年：4,834,806,000港元)及歐洲(二零零六年：429,401,000港元，二零零五年：539,279,000港元)。

分類資產之賬面值與物業、機器及設備增項按該等資產所處地理區域列表分析如下：

	分類資產之賬面值		物業、機器及設備增項	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
香港	2,456,692	1,349,581	144	501
北美	1,150,454	1,118,220	13,199	11,311
歐洲	164,560	257,408	1,776	2,111
台灣	48,051	49,178	325	294
其他	366,802	462,365	26	12
	4,186,559	3,236,752	15,470	14,229

因無形資產、商譽及遞延税項不適用於劃入地域分類，故於二零零五年三月三十一日，233,475,000港元之無形資產、167,908,000港元之商譽及18,418,000港元之遞延税項資產未列入於本分類資產賬面值分析表；及於二零零六年三月三十一日，6,621,000港元之商譽未列入於本分類資產賬面值分析表。

9. 分類資料（續）

業務分類（續）

	證券買賣	物業發展及買賣	電腦相關產品貿易	消費電子產品貿易	綜合
	千港元	千港元	千港元	千港元	千港元
資產及負債					
於二零零五年三月三十一日					
資產					
分類資產	144,621	108,000	2,284,675	3,792	2,541,088
聯營公司權益					632,201
未分配企業資產					483,264
綜合總資產					3,656,553
負債					
分類負債	103	1,512	872,534	–	874,149
借款					243,351
未分配企業負債					283,062
綜合總負債					1,400,562

	持續業務			非持續業務	
	電腦相關產品貿易	公司	合計	「Memorex®」品牌電腦相關產品貿易	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
截至二零零五年三月十一日止年度					
於二零零五年一月一日後收購一間附屬公司額外權益所產生之商譽	–	–	–	24,430	24,430
資本開支	168	471	639	13,590	14,229
折舊及攤銷	51,813	1,561	53,374	17,477	70,851
收購一間聯營公司產生之商譽減值虧損	–	177,446	177,446	–	177,446
呆賬撥備淨額	566	5,726	6,292	15,977	22,269
滯銷存貨準備	–	–	–	25,588	25,588
視作出售聯營公司虧損	–	19,251	19,251	–	19,251

9. 分類資料(續)

業務分類(續)

	持續業務				非持續業務		
	電腦相關產品貿易	證券買賣	物業發展及買賣	總計	電腦相關產品貿易(「Memorex®」)品牌	消費電子產品貿易	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元(經重列)
截至二零零五年三月三十一日止年度							
收入							
外部銷售	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
分類業績	13,212	77,263	2,105	92,580	243,346	24,847	360,773
利息收入							22,651
未分配企業開支							(63,933)
收購一間聯營公司額外權益產生之負商譽變現							2,057
財務費用							(18,198)
應佔聯營公司業績							(64,909)
收購一間聯營公司產生之商譽減值虧損							(177,446)
收購聯營公司產生之商譽攤銷							(28,089)
出售附屬公司及聯營公司之虧損							(15,747)
除所得稅前溢利							17,159
所得稅支出							(117,397)
本年度虧損							(100,238)

9. 分類資料（續）

業務分類（續）

	證券買賣 千港元	物業發展及買賣 千港元	電腦相關產品貿易（「Memorex®」品牌） 千港元	消費電子產品貿易 千港元	綜合 千港元
資產及負債					
於二零零六年三月三十一日					
資產					
分類資產	727,006	–	1,583,194	235	2,310,435
聯營公司權益					647,693
未分配企業資產					1,235,052
綜合總資產					4,193,180
負債					
分類負債	–	421	919,884	–	920,305
借款					858,020
未分配企業負債					195,532
綜合總負債					1,973,857

	持續業務			非持續業務	
	電腦相關產品貿易 千港元	企業 千港元	總計 千港元	電腦相關產品貿易（「Memorex®」品牌） 千港元	綜合 千港元
其他資料					
截至二零零六年三月三十一日止年度					
資本開支	162	23	185	15,285	15,470
折舊及攤銷	2,000	613	2,613	11,998	14,611
商標許可證之減值虧損	164,667	–	164,667	–	164,667
收購一間附屬公司額外產生之商譽	–	623	623	–	623
收購一間聯營公司額外產生之商譽	–	2,276	2,276	–	2,276
呆賬撥備淨額	685	2,412	3,097	13,575	16,672
滯銷存貨準備	–	–	–	75,732	75,732
出售附屬及聯營公司之收益	–	921	921	–	921

9. 分類資料

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

業務分類

本集團由四種分類業務組成，即電腦相關產品貿易、消費電子產品貿易、證券買賣以及物業發展及買賣。

商標名稱為「Memorex®」之電腦相關產品貿易及消費電子產品貿易業務於二零零六年四月二十八日終止（見附註16）。本集團將繼續營運其他非「Memorex®」電腦相關產品的貿易業務。

有關該等業務之分類資料呈列如下：

	持續業務				非持續業務		
	電腦相關產品貿易	證券買賣	物業發展及買賣	總計	電腦相關產品貿易（「Memorex®」品牌）	消費電子產品貿易	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零六年三月三十一日止年度							
收入							
外部銷售	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
分類業績	(28,635)	175,698	11,886	158,949	91,334	22,028	272,311
利息收入							44,398
未分配企業開支							(33,333)
財務費用							(75,894)
應佔聯營公司業績							(21,494)
出售附屬公司及聯營公司之收益淨額							921
商標許可證之減值虧損							(164,667)
可供銷售投資之減值虧損							(49,845)
會所債券之減值虧損							(778)
應收貸款準備							(11,542)
其他應收款項準備							(2,412)
除所得稅前虧損							(42,335)
所得稅支出							(53,669)
本年度虧損							(96,004)

7. 財務風險管理目標及政策(續)

(ii) 信貸風險

信貸風險

倘對方於二零零六年三月三十一日未能履行彼等之承擔,則本集團就每類已確認財務資產而承受之最大信貸風險,為已於綜合資產負債表列值之資產之賬面金額。信貸風險集中在若干主要為歐洲客戶。為降低信貸風險,本集團管理層已委派一組人員負責制訂信貸限額、信貸審批及其他監控措施,以確保採取跟進措施收回逾期未付之債項。此外,本集團於各結算日評估每項個別貿易債項、應收貸款賬項、應收孖展貸款及債務證券之可收回金額,以確保就不可收回金額所作出之減值虧損已足夠。就此,本公司董事認為本集團之信貸風險已大幅降低。

流動資金的信貸風險有限,皆因對約方為信譽良好的銀行、金融機構。

(iii) 流動資金風險

審慎之流動風險管理意味著透過安排足夠之信貸來維持充足之現金及可動用資金。本集團透過安排銀行信貸及其他對外融資來維持融資之靈活性。此外,本集團繼續對經營成本執行嚴格成本控制,以改善本集團之現金流量、盈利能力及營運。董事相信,本集團將擁有充足營運資金,以應付其日後營運所需。

8. 收入

收入乃本集團年內售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額。本集團之本年度收入(包括持續及非持續業務)分析如下:

	二零零六年 千港元	二零零五年 千港元
持續業務		
銷售貨品	51,452	124,172
證券買賣	146,386	93,884
銷售其他資產(附註30)	118,800	39,600
	316,638	257,656
非持續業務		
銷售貨品	5,385,144	5,418,803
	5,701,782	5,676,459

6. 主要不確定估計來源(續)

所得稅

於二零零六年三月三十一日,有關未動用稅項虧損之遞延稅項資產的332,000港元已於本集團之資產負債表中確認。於二零零六年三月三十一日之餘下未動用稅項虧損372,942,000港元概無遞延稅項資產確認。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅臨時差額而定。倘產生之未來實際溢利乃少於或多於預期,遞延稅項資產可能會予以實質回撥或進一步確認,而該未來溢利會於有關回撥或進一步確認發生期間之收益表內確認。

7. 財務風險管理目標及政策

本集團之主要財務工具包括股本及債務投資、借款、貿易及其他應收款項、應收短期貸款、應收孖展貸款及銀行存款或應付款項。該等財務工具詳情於各附註披露。下文列載與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險,以確保及時和有效地採取適當之措施。

(i) 市場風險

貨幣風險

本集團若干貿易應收款項、應收短期貸款及借款乃以外幣計值。本集團現時尚無外幣對沖政策。然而,管理層監控外匯風險,並會考慮於必要時對沖重大外幣風險。

利率風險

本集團之公平價值利率風險主要與其投資於固定利率之可兑換票據有關,有關投資亦會透過浮息銀行借款而遭受現金流量利率風險(債務證券及貸款之詳情分別參見附註27及37)。

本集團目前並無任何用以對沖利率風險之政策,管理層相信,利率變動將不會對本集團之財務狀況產生重大影響,然而,管理層嚴密監控利率風險,並將在必要時考慮使用利率掉期。

其他價格風險

本集團透過其在上市及非上市證券之投資而蒙受證券保障價格風險。就上市權益投資而言,管理層以保持不同投資風險組合的投資組合管理該風險。

5. 重大會計政策（續）

稅項（續）

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而預期應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因（業務合併以外原因）初步確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司投資而引致之應課稅臨時差額而確認，惟本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課稅溢利恢復全部或部份資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股東權益中扣除或計入之情況（在此情況下遞延稅項亦會於股東權益中處理）除外。

退休福利成本

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

6. 主要不確定估計來源

下文詳述有關日後主要假設及於結算日其他主要不確定估計來源，而該等假設及不確定估計會造成對下一個財政年度內的資產及負債賬面值作出重大調整之重大風險。

呆壞賬準備

本集團呆壞賬準備政策乃根據賬目可收回程度之評估及賬目賬齡分析以及管理人員之估計而定。釐定是否須減值時，本集團考慮賬齡情況及可收回的可能性。特定準備僅就不大可能收回之應收款項而作出，並按預期可收回之估計未來現金流量以原有實際利率折算之價值與賬面值差額確認。

5. 重大會計政策（續）

財務工具（續）

按公平值列賬於損益賬處理之財務負債（續）

其他財務負債

其他財務負債包括貿易及其他應付款項、應付孖展貸款、應付票據、應付一間聯營公司款項、應付一名少數股東款項、借款、融資租約承擔及銀行透支，其後利用實際利率法按攤銷成本計量。

股本工具

本公司發行之股本工具乃按已收所得款項減直接發行成本後入賬。

衍生財務工具

不符合資格作對沖會計用途之本集團衍生工具被視為持作買賣財務資產或持作買賣財務負債。有關衍生工具之公平價值變動於產生時在損益賬確認。

附帶衍生工具

附帶於非衍生主合同之衍生工具乃自有關主合同分開，而當附帶衍生工具之經濟特質及風險與主合同者並無密切關係，及合併合同並非按公平值計入損益而計量時，則被視作持作買賣。在所有其他情況下，附帶衍生工具不會公開處理，並根據適用準則與主合同一併處理。倘本集團需要分開處理附帶衍生工具，惟未能計量附帶衍生工具，則整份合併合同會被當作為持作買賣。

終止確認

當應收資產現金流動之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，則終止確認有關財務資產。於終止確認財務資產時，該項資產賬面值與已收代價及於股東權益中直接確認之累計盈虧總數間之差額會於損益確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債會自本集團資產負債表剔除。終止確認之財務負債賬面值與已付代價間差額於損益確認。

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所報純利不同，乃由於前者不包括在其他年度應課稅或可扣減收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

5. 重大會計政策(續)

財務工具(續)

財務資產(續)

可供出售之財務資產

可供出售之財務資產為指定或不獲劃分為任何其他類別(如上文所載)之非衍生工具。於初步確認後各結算日,持至期滿日財務資產按公平價值計量。公平價值之變動於股東權益中確認,直至財務資產出售或確定出現減值為止,在此情況下,先前在股東權益確認之累計收益或虧損自股東權益撇銷,並計入損益。可供出售股本投資之減值虧損不會於其後期間回撥。至於可供出售之債務投資,倘投資公平價值之增加在客觀而言與確認減值虧損後發生之事項有關,則有關之減值虧損會於其後回撥至股本。

至於在活躍市場並無市場報價及其公平價值無法可靠地計量之可供出售之股本投資,以及與該等非上市股本投資有關並需以交付該等投資結算之衍生工具,則主要於初步確認後按成本減減值虧損計量。當有客觀證據證明資產已減值,則減值虧損在損益確認。減值虧損金額按資產賬面值與按類似財務資產之現時市場回報率貼現之估計日後現金流量現值之差額計量。有關減值虧損不會於其後期間回撥。

財務負債及股本

集團實體發行之財務負債及股本工具根據所訂立合約協議性質以及財務負債及股本工具之定義分類。

股本工具乃證明集團資產經扣除一切負債後之剩餘權益之任何合約。本集團之財務負債一般劃分為按公平價值列賬並在損益表內處理之財務負債及其他財務負債。就財務負債及股本工具採納之會計政策載於下文。

按公平值列賬於損益賬處理之財務負債

按公平價值列賬於損益賬處理之財務負債包括持作買賣之財務負債於初步確認後各結算日,按公平價值列賬於損益賬處理之財務負債乃按公平價值計量,公平價值之變動直接於變動發生時之期間在損益賬內確認。

5. 重大會計政策(續)

按權益結算以股份付款之交易(續)

就有關於二零零二年十一月十一日或之前或於二零零二年十一月十一日之後授予僱員但於二零零五年四月一日之前尚未歸屬之購股權,直到購股權獲行使,本集團不會確認以股份償付的財務影響。

財務工具

倘集團實體成為工具合約條文之訂約方,則於資產負債表確認財務資產及財務負債。財務資產及財務負債初步按公平價值計量。購入或發行財務資產及財務負債直接應佔之交易成本(按公平價值列賬並在損益表內處用之財務資產及財務負債除外)乃於初步確認時加入,或從財務資產或財務負債之公平價值扣除(如適用)。購入按公平價值列賬並在損益表內處用之財務資產或財務負債之交易成本即時於損益中確認。

財務資產

本集團之財務資產分為三個類別;包括按公平價值列賬並在損益賬內處理之財務資產、貸款及應收款項及可供出售之財務資產。所有定期之財務資產買賣於交易日確認或終止確認。定期之財務資產買賣指購買或出售根據有關規則或慣例設定之時限內交付之財務資產。以下載列各類財務資產所採納之會計政策。

按公平價值列賬並在損益賬內處理之財務資產

按公平價值列賬並在損益賬內處用之財務資產:包括持作買賣財務資產及於初步確認時指定按公平價值列賬並在損益賬內處用之財務資產。於初步確認後各結算日,按公平價值列賬並在損益賬內處用之財務資產按公平價值計量,而公平價值之變動則於產生之年度內直接於損益確認。

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項、應收短期貸款、應收聯營公司款項、應收有關連公司之短期貸款、應收孖展貸款及銀行存款)為有固定或可確定付款而並無活躍市場報價之非衍生財務資產。於首次確認後各結算日,貸款及應收款項按攤銷成本以實際利率法減去任何已識別減值虧損入賬。當有客觀證據證明資產已減值,並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算時,減值虧損在損益賬確認。當資產之可收回數金額增加在客觀而言與確認減值後所發生之事件有關,減值虧損會於其後期間回撥,惟規定資產在回撥減值當日之賬面值不得超過如無確認減值之攤銷成本。

5. 重大會計政策（續）

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣（「外幣」）進行之交易乃按於交易日期之匯率換算為其功能貨幣（即該實體經營所在之主要經濟環境之貨幣）。於各結算日，以外幣定值之貨幣專案乃按結算日之匯率重新換算。按公平價值列賬及以外幣定值之非貨幣專案乃按其公平價值厘定當日之匯率重新換算。按外幣過往成本計量之非貨幣專案毋須重新換算。

於結算及換算貨幣專案時產生之匯兑差額乃於其產生之期間於損益賬確認，惟倘匯兑差額乃因換算構成本集團於境外業務之淨投資額一部份之貨幣專案而產生則除外，在此情況下有關匯兑差額直接於綜合財務報表之股本權益內確認。換算非貨幣項目所產生的匯兑差額按公平值計入期間的盈虧，惟換算有關盈虧直接在股本確認之非貨幣項目所產生的匯兑差額除外，而有關差額直接在股本確認。

就綜合財務報表之呈列而言，本集團境外業務之資產與負債乃按結算日之匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率換算，惟倘匯率於該年度內出現大幅波動則除外，在此情況下採用交易日之匯率換算。所產生之匯兑差額（如有）乃確認為股本權益之獨立部份（「匯兑儲備」）。該等匯兑差額乃於境外業務售出之年度內於損益賬確認。

因於二零零五年一月一日或之後收購一項國外業務所獲得可識別資產及負債之商譽及公平價值調整均視為該項國外業務之資產及負債，並於結算為按現行滙率兑換。所產之滙兑差額均於貨幣兑換儲備確認。

按權益結算以股份付款之交易

就僱員於二零零五年四月一日後獲授之購股權而所獲服務公平價值乃按購股權授出日期釐定之公平價值，於歸屬期內以直線法確認作開支，股本（購股權儲備）相應增加。

當購股權隨時獲行使時，先前於購股權儲備中確認之金額將轉移至股份溢價。當購股權遭沒收或於屆滿日仍未獲行使，則先前於購股權儲備中確認之金額將繼續存於在購股權儲備中。

5. 重大會計政策（續）

投資物業

於首次確認時，投資物業乃按成本計算，當中包括任何直接應佔開支。於首次確認後，投資物業則按公平價值模式計算。投資物業的公平價值之變動所產生的收益或虧損將計入發生在該期間的損益內。

租賃

凡根據租約條款，擁有權之絕大部份風險與回報轉歸承租人所有之租約，均列作融資租約。所有其他租約皆列作經營租約。

本集團為出租人

經營租約的租金收入於有關租期內按直線法在收益表確認。磋商及安排經營租約時產生之初步直接成本乃加入租賃資產之賬面值，並於租期內按直線法確認為支出。

集團為承租人

根據融資租約持有之資產乃按訂立租約當日之公平價值或最低租金現值兩者之較低者，確認為本集團之資產。出租人之相應債務乃計入資產負債表作融資租賃承擔。租金乃分作財務費用及租約債務之減少，以就債務餘額以固定利率計算利息。財務費用乃直接計入損益表。

經營租約之應付租金以直線法按有關租期計入損益表。作為訂立經營租約之已收利益及應收款項以直線法按有關租期計算為租金費用之減少。

其他資產

其他資產為根據經營租約持有之土地權益並可供出售而以成本及可變現淨面兩者之間較低者入賬。

存貨

存貨按成本值及可變現淨值兩者中較低者入賬。成本按加權平均成本法計算。

5. 重大會計政策(續)

聯營公司投資

聯營公司之業績及資產與負債利用權益會計法計入該等財務報表。根據權益法,聯營公司投資以成本(就本集團應佔該聯營公司損益及股東權益變動之收購後變動而調整)減任何已識別減值虧損於綜合資產負債表入賬。倘本集團應佔聯營公司虧損相等於或超出其於該聯營公司的權益(包括任何實際上構成本集團之聯營公司淨投資一部分之長期權益),則本集團不會再確認其應佔之進一步虧損。倘本集團產生法定或推定責任或代表該聯營公司付款時,方會就額外應佔虧損作出準備及確認負債。

倘集團實體與本集團一間聯營公司進行交易,則以本集團於有關聯營公司之權益對銷損益。

減值(商譽、無限可用年期之無形資產及未能使用之無形資產除外)

本集團於每個結算日均會審閱資產之賬面值,以決定有關資產是否有任何跡象出現減值虧損。倘估計資產之可收回金額低於其賬面值,則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時,資產之賬面值增至其可收回金額之經調整預測數額,惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。減值虧損之回撥隨即被確認為收入。

物業、機器及設備

物業、機器及設備按成本值或估值減累計折舊和攤銷及累計減值虧損列賬。

本集團採納香港會計準則第16號「物業、機器及設備」第80A段所訂之過渡安排,暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估,故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷準備乃根據其估計可用年期,按直線法撇銷其成本並經計及估計剩餘價值。

以融資租賃持有之資產以該等資產以自置資產相同基準之估計可用年期或有關租賃之年期(以較短者為準)計算。

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定並於收益表中確認。

5. 重大會計政策（續）

商標許可證（續）

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。

有限年期之商標許可證乃按成本值減攤銷及任何已識別減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

專利權

專利權按最初成本值計量並按其估計可用年期以直線法攤銷。

會所債券

會所債券為以成本減任何其他累計減值虧損列值。

持作出售之非流動資產

倘非流動資產及出售組別之賬面值可通過銷售交易（而非通過持續使用）收回，則該項非流動資產將劃分為持作出售項目。僅於出售機會相當高及資產（或出售組別）可於現況下即時出售時，本條件方被視為達成。

劃分為持作出售項目之非流動資產（及出售組別），乃按資產（出售組別）過往賬面值及公平價值（以較低者為準）扣減銷售成本計算。

收入確認

收入已按已收及應收的代價之公平價值計算。

出售證券投資乃於合同執行時按交易日基準確認。

出售貨品於貨品付運及所有權轉移後確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入（包括根據經營租賃出租物業而須先發出發票之租金收入）按相關租約的期間以直線法確認。

財務資產之利息收入按時間基準以尚未償還之本金額及適用之實際利率計算，有關利率為於財務資產之可用年期用以準確地貼現估計未來現金收款至該資產之賬面淨值之利率。

5. 重大會計政策(續)

商譽(續)

於二零零五年一月一日後於收購時產生之商譽會確認為一項資產，按最初成本值計量，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。

在收購附屬公司時產生已被資本化之商譽會在資產及債表分開呈列為資產。在收購聯營公司時產生而已被資本化之商譽會包括在有關聯營公司的投資成本內。

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以回撥。

因收購聯營公司而產生的商譽會包括在投資的賬面值內，並會作投資的一部份評估減值。

收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出收購成本之部分(「收購折讓」)

在二零零五年一月一日或以後收購附屬公司或聯營公司產生之收購折讓為收購方於被收購方之可識別資產、負債及或然負債之公平淨值超出業務合併成本之部分。收購折讓即時確認為損益。收購聯營公司產生之收購折讓(以權益法入賬)於釐定投資者應佔聯營公司業績時計入購入投資期間之收入。

誠如上文附註2所闡述，於二零零五年四月一日之所有負商譽已不予確認，而本集團之保留溢利已作出相應調整。

商標許可證

於二零零五年三月三十一日之前，無形資產按估計可用年期攤銷。二零零五年四月一日開始之期間，無限可用年期之無形資產不會被攤銷，但會透過比較其賬面值與可收回金額每年進行減值測試，不論是否有任何跡象出現減值。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

5. 重大會計政策

財務資料乃按歷史成本法擬備，惟已就投資物業及若干財務工具會以下文所載之會計政策所闡述按重估金額或公平價值計量作修訂。

綜合財務報表乃遵從香港會計師公會頒佈的香港財務報告準則編製。此外，為符合香港聯合交易所有限公司證券上市規則（「上市規則」）及香港公司條例的規定，綜合財務報表亦包括了適用的披露事項。

綜合基準

綜合財務報表包括本公司及其附屬公司之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日期或計至出售生效日期（以適用者計）於綜合收益表入賬。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策符合本集團其他成員公司所用者。

集團間所有交易、結存、收入及開支均於綜合賬目時對銷。

綜合附屬公司資產淨值內之少數股東權益與本集團於其中的股東權益分開識別。資產淨值內之少數股東權益包括在原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。適用於少數股東之虧損超出於附屬公司股東權益之少數股東權益之數額將與本集團之權益作出分配，惟少數股東具約束力責任及可以額外投資補足虧損者除外。

商譽

於二零零五年四月一日前產生之商譽指收購成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

二零零一年四月一日前於收購時所產生的商譽保留於儲備內，並於二零零五年四月一日轉撥至保留收益。

至於二零零一年四月一日後及於二零零五年一月一日前於收購時產生之已被資本化之商譽，本集團自二零零五年四月一日起終止攤銷，而有關商譽會每年及於有跡象顯示與商譽有關之現金產生單位（「現金產生單位」）可能減值時，則會進行減值測試。

4. 尚未應用之新準則、修訂及詮釋

本集團並無提前採納以下已頒佈但尚未生效的全新準則、修訂或詮釋。本集團正評估採納該等準則、修訂或詮釋之替在影響。除採納香港會計準則第39號及香港財務報告準則第4號（經修訂）「財務擔保合同」外，目前本公司董事的結論是採納該等新準則、修訂或詮釋將對本集團的財務然況並無重大影響。香港會計準則第39號及香港財務報告準則第4號（經修訂（「財務擔保合同」）規定在香港會計準則第39號範圍內的財務擔保合同在首次確認應以公平價值計量，本集團仍然未能預計因採納香港會計準則第39號及香港財務報告準則第4號（經修訂）所產生的影響。）

香港會計準則第1號（經修訂）	資本披露[1]
香港會計準則第19號（經修訂）	精算收益及虧損、集團計劃及披露[2]
香港會計準則第21號（經修訂）	外幣匯率變動之影響[2]
香港會計準則第39號（經修訂）	預測集團內部交易之現金流量對沖會計處理[2]
香港會計準則第39號（經修訂）	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合同[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際詮釋委員會）－詮釋第4號	釐定安排是否包括租賃[2]
香港（國際詮釋委員會）－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利[2]
香港（國際詮釋委員會）－詮釋第6號	參與特定市場－廢棄電力及電子設備產生之負債[3]
香港（國際詮釋委員會）－詮釋第7號	採用根據香港會計準則第29號惡性通賬經濟財務申報之重列處理法[4]
香港（國際詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範疇[5]
香港（國際詮釋委員會）－詮釋第9號	重新評估附帶衍生工具[6]

1 由二零零七年一月一日或以後開始之全年期間有效。
2 由二零零六年一月一日或以後開始之全年期間有效。
3 由二零零五年十二月一日或以後開始之全年期間有效。
4 由二零零六年三月一日或以後開始之全年期間有效。
5 由二零零六年五月一日或以後開始之全年期間有效。
6 由二零零六年六月一日或以後開始之全年期間有效。

3. 會計政策變動影響摘要(續)

新香港財務報告準則對各結算日之累積影響概述如下:

於二零零五年三月三十一日

	於二零零五年三月三十一日(如原先呈報)	追溯調整 香港會計準則第1號	香港詮釋第2號	於二零零五年三月三十一日(重列)	於二零零五年四月一日的調整(附註)	於二零零五年四月一日(重列)
	千港元	千港元	千港元	千港元	千港元	千港元
物業、機器及設備	70,557	–	–	70,557	–	70,557
聯營公司權益	632,201	–	(937)	631,264	27,590	658,854
證券投資(非流動)	123,534	–	–	123,534	(123,534)	–
可供出售投資	–	–	–	–	123,534	123,534
證券投資(流動)	144,435	–	–	144,435	(144,435)	–
持作買賣投資	–	–	–	–	144,435	144,435
貿易及其他應付款項	(1,011,814)	–	–	(1,011,814)	28,594	(983,220)
其他資產淨值	2,298,015	–	–	2,298,015	–	2,298,015
對資產及負債之總影響	2,256,928	–	(937)	2,255,991	56,184	2,312,175
股本	2,236	–	–	2,236	–	2,236
資本儲備	(22,137)	–	–	(22,137)	22,137	–
其他儲備	1,685,323	–	–	1,685,323	11,947	1,697,270
保留溢利	141,889	–	(937)	140,952	22,100	163,052
少數股東權益	–	449,617	–	449,617	–	449,617
對股東權益之總影響	1,807,311	449,617	(937)	2,255,991	56,184	2,312,175
少數股東權益	449,617	(449,617)	–	–	–	–

附註: 計入於聯營公司之權益之約27,365,000港元之調整為本集團之一間聯營公司採納新香港財務報告準則。其他調整為本集團採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

採納新香港財務報告準則對本集團於二零零四年四月一日之股東權益之財務影響概述如下:

	如原先呈報	香港會計準則第1號	重列
	千港元	千港元	千港元
股本	1,866	–	1,866
資本儲備	(21,581)	–	(21,581)
其他儲備	1,734,016	–	1,734,016
保留溢利	158,880	–	158,880
本公司股權持有人	1,873,181	–	1,873,181
少數股東權益	–	405,157	405,157
對股東權益之總影響	1,873,181	405,157	2,278,338

3. 會計政策變動影響摘要（續）

(ii) 對收益表項目

截至二零零五年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	香港詮釋第2號 千港元 （附註2）	總影響 千港元
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	–	4,247
年度溢利減少	–	(937)	(937)

截至二零零六年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	香港會計準則第38號 千港元 （附註2）	香港會計準則第39號 千港元 （附註2）	香港財務報告準則第3號 千港元 （附註2）	總影響 千港元
行政開支減少	–	4,566	–	29,780	34,346
變現收購一間聯營公司額外權益產生之負商譽減少	–	–	–	(23)	(23)
收購聯營公司產生之商譽攤銷減少	–	–	–	8,321	8,321
應佔聯營公司業績減少	(2,615)	–	–	–	(2,615)
所得稅支出減少	2,615	–	–	–	2,615
可兑換票據內存兑換權之公平價值增加	–	–	114,048	–	114,048
	–	4,566	114,048	38,078	156,692

3. 會計政策變動影響摘要

附註2所述之會計政策變動對本年度及過往年度業績之影響如下：

(i) 對業績

截至二零零五年三月三十一日止年度

	香港會計準則第1號 千港元 (附註2)	香港詮釋第2號 千港元 (附註2)	總影響 千港元
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	–	4,247
年內溢利減少	–	(937)	(937)

截至二零零六年三月三十一日止年度

	香港會計準則第1號 千港元 (附註2)	香港會計準則第38號 千港元 (附註2)	香港會計準則第39號 千港元 (附註2)	香港財務報告準則第3號 千港元 (附註2)	總影響 千港元
變現收購一間聯營公司額外權益產生之負商譽減少	–	–	–	(23)	(23)
收購附屬公司權益產生之商譽攤銷減少	–	–	–	29,780	29,780
商標許可證攤銷減少	–	4,566	–	–	4,566
收購聯營公司產生之商譽攤銷減少	–	–	–	8,321	8,321
應佔聯營公司虧損之增加	(2,615)	–	–	–	(2,615)
所得稅支出減少	2,615	–	–	–	2,615
可兌換票據中內在之兌換權之公平價值之增加	–	–	114,048	–	114,048
年內溢利增加	–	4,566	114,048	38,078	156,692

2. 會計政策變動／應用香港財務報告準則（續）

持有作出售之非流動資產及非持續業務

於本年度，本集團首次應用香港財務報告準則第5號「持有作出售之非流動資產及非持續業務」（「香港財務報告準則第 5號」）。香港財務報告準則第5號規定，倘非流動資產之賬面值將可透過一項出售交易（而非持續使用）收回主要部分，則實體應將有關非流動資產（或出售組別）劃分為持有作出售之資產，而該等資產應根據其賬面值及公平價值之較低者，扣除出售成本後計算。本集團已應用香港財務報告準則第5號之相關過渡性條文，並決議對於二零零五年四月一日或以後被列為符合已終止經營條件之持有作出售業務採用香港財務報告準則第5號。於本年度，賬面值為1,645,259,000港元之資產及賬面值為854,328,000港元之關聯負債已分別分類為「可供銷售資產」及與「可供銷售資產相關之負債」。

以股份償付

自二零零五年四月一日起，本集團已採納香港財務報告準則第2號「以股份償付」。「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價（「股本結算交易」），或以其他相等值資產換取特定數目股份或股份權利之代價（「現金結算交易」），則須確認開支。香港財務報告準則第2 號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平價值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。在二零零五年四月一日前授予之股份，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份採納香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

酒店物業

香港詮釋第2號（「香港詮釋第2號」）「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團之聯營公司已議決使用成本模式將該等酒店物業入賬。在香港詮釋第2號未附任何具體過渡性條款之情況，此項新會計政策已追溯應用。比較數字已予重列。於截至二零零五年三月三十一日止年度，應佔聯營公司虧損增加937,000港元。（財務影響見附註3）。

2. 會計政策變動／應用香港財務報告準則（續）

財務工具（續）

除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債（以往不在會計實務準則第24號之範疇內）進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供銷售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利息法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團於二零零五年四月一日之財務資產及財務負債並無重大影響。

衍生工具

自二零零五年四月一日起，在香港會計準則第39號範疇下之所有衍生工具，不論是否被視為持作買賣或指定作為有效對沖工具，均須於各結算日按公平價值列賬。就視為持作買賣之衍生工具而言，公平價值之變動乃於其產生之期間在損益賬確認。

於過往年度，由於本集團已向買方授出之認沽權，授予賣方權利以將17.5%股權按固定價格退還給本集團，故有關出售於一間附屬公司之17.5%權益所得收益獲遲延。該項認沽權之行使期限自於二零零三年十二月進行最初出售之日起計，為期三年。該項認沽灌包括於應用香港會計準則第39號後將須按公平價值計量之金融衍生工具。

除就有關下文所載之可兑換票據之債務工具所附帶之兑換權外，本集團重估本集團就有關於附屬公司之17.5%股權而授出認沽權之公平價值，並於二零零五年四月一日按公平價值重列認沽權，相應調整金額28,594,000港元已計入保留溢利（見財務影響附註3）。

於可換股票據之投資

自二零零五年四月一日起，本集團對於截至二零零六年三月三十一日止年度收購之可換股票據已採納香港會計準則第39號。根據香港會計準則第39號，若可換股票據之換股權部份屬於內在衍生工具，則須與可換股票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期作出估計。非上市可換股票據換股權之公平價值變動乃於溢利及虧損淨額直接確認。（財務影響見附註3）。

2. 會計政策變動／應用香港財務報告準則（續）

財務工具

於本年度，本集團採納香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯採納。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年四月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。落實香港會計準則第39號對本集團之主要影響概列如下：

財務資產及財務負債之分類及計量

本集團已採納香港會計準則第39號之相關過渡性條文，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

先前按照會計實務準則第24號基準處理方法入賬之股本證券

於二零零五年三月三十一日或以前，本集團乃按照會計實務準則「證券投資之會計處理」）（「會計實務準則第24號」）之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」（如適用）。「投資證券」按成本值減已確認減值虧損列賬，而「其他投資」則按公平價值估量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持至期滿日投資」。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售財務資產」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日投資」利用實際利息法計算之已攤銷成本計量（財務影響見附註3）。

於二零零五年四月一日，本集團已根據香港會計準則第39號之過渡性條文分類及計量其在股本證券的投資。因此，金額為123,534,000港元及144,435,000港元的「證券投資」已分別被分類為「可供銷售投資」及「持作買賣投資」。於二零零五年四月一日，如非上市股本投資之公平價值不能可靠地決定，則會以成本減減值列賬（財務影響見附註3）。

2. 會計政策變動／應用香港財務報告準則（續）

無形資產

於以往期間，無形資產乃於其估計可用年期內攤銷。由二零零五年四月一日開始之期間起，本集團首次應用香港會計準則38號「無形資產」，其規定無形資產主要按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損（如有）列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五年四月一日起停止對無限可用年期之無形資產作攤銷。截至二零零六年三月三十一日止年度，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零六年三月三十一日止年度之攤銷開支已減少約4,566,000港元。比較數字並無重列。

業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計算。於本年度，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。由於土地及樓宇部份沒有可靠地分配土地之租賃權益繼續計作物業、機器及設備入賬，而採納此會計政策對綜合財務報表並無影響。

2. 會計政策變動／應用香港財務報告準則（續）

業務合併

在上年度，本集團已採納香港財務報告準則第3號業務合併而對日期為二零零五年一月一日或以後業務合併的協議有效。於二零零五年四月一日，本集團已採納香港財務報告準則第3號的過渡性條文，適用於有關協議日期為二零零五年一月一日之前已確認的商譽及負商譽，並結轉往二零零五年一月一日，其主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前因收購而產生之商譽保留在儲備，而於二零零一年四月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。本集團已採納香港財務報告準則第3號之相關過渡性條文（「過渡性條文」）。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或應佔聯營公司內而言，本集團由二零零五年四月一日起已不再將有關商譽攤銷，而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後按成本值減累計減值虧損後入賬。此項會計政策之變動截至二零零六年三月三十一日止年度並無商譽攤銷。根據過渡性條文，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及11,947,000港元商譽轉撥至保留溢利（財務影響見附註3）。

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額（前稱為「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡性條文，本集團不再確認於二零零五年四月一日之所有收購折舊，其中負商譽約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減（財務影響見附註3）。

財務報表附註

截至二零零六年三月三十一日止年度

1. 一般事項

本公司於一九九一年九月三日在百慕達根據百慕達一九八一年公司法(經修訂)以豁免有限公司形式註冊成立,其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處之地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda,而本公司主要營業地點之地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

於本年度,本集團主要從事電腦相關產品、消費電子產品貿易、證券買賣以及物業發展、投資及買賣。

如附註16所載列,在結算日後,電腦相關產品貿易已被出售,而消費電子產品貿易業務已終止。

財務報表乃以港元呈列,而港元為本公司之功能貨幣。

2. 會計政策變動/應用香港財務報告準則

於本年度,本集團首次採納多項由香港會計師公會(「香港會計師公會」)頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)。採用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更,特別是少數股東權益與應佔聯營公司及非持續業務之稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變,而本會計年度或前會計年度之業績編製及呈列方式亦因而受到影響(財務影響見附註3)。

	二零零六年 千港元	二零零五年 千港元 (重列)
融資業務		
新增銀行貸款	976,527	886,161
新增其他貸款	783,000	10,000
發行股份所得款項	34,150	118,500
償還銀行貸款	(855,136)	(1,010,697)
償還其他貸款	(384,241)	–
償還融資租約承擔	(462)	(1,070)
償還一位少數股東款項	–	(10)
繳訖股息	(9,850)	(10,987)
融資業務產生(動用)之現金淨額	543,988	(8,103)
現金及現金等額(減少)增加淨額	(314,890)	170,673
年初之現金及現金等額	312,625	141,094
滙率變動之影響	1,608	858
年終之現金及現金等額	(657)	312,625
現金及現金等額結存分析		
銀行結存及現金	6,514	359,603
銀行透支	(33,187)	(46,978)
分類為可供銷售資產之銀行結存及現金	26,016	–
	(657)	312,625

	附註	二零零六年 千港元	二零零五年 千港元 （重列）
營運資金變動前之經營現金流量		193,877	435,078
其他資產減少		108,000	37,085
存貨（增加）減少		(113,068)	262,639
貿易及其他應收款項增加		(70,193)	(36,899)
持作買賣投資／其他投資（增加）減少		(214,890)	13,623
應收孖展貸款減少		9,945	4,174
貿易及其他應付款項增加（減少）		46,790	(260,297)
應付孖展貸款減少		(100)	(587)
應付票據減少		(3,222)	(1,295)
經營業務（動用）產生之現金		(42,861)	453,521
繳訖利息及財務費用		(59,891)	(8,369)
繳訖海外稅項		(132,172)	(43,607)
（支付）退還香港利得稅		(662)	386
經營業務（動用）產生之現金淨額		(235,586)	401,931
投資業務			
償還短期應收貸款		234,543	29,588
已抵押銀行存款減少（增加）		48	(20,014)
收訖利息		40,573	18,123
（償還）聯營公司墊款／向聯營公司墊款		(4,166)	14,256
出售附屬公司	43	2,819	7,353
出售物業、機器及設備所得款項		365	1,274
應收短期貸款增加		(31,802)	(105,755)
出售聯營公司權益		(24,123)	(44,148)
購買物業、機器及設備		(15,470)	(14,229)
收購可供銷售投資／證券投資		(33,176)	(123,348)
出售證券投資所得款項		–	150,255
一間關聯公司應收短期貸款償還		131,693	32,890
收訖聯營公司股息		1,542	4,668
來自關聯公司應收短期貸款增加		(92,324)	(89,758)
出售聯營公司所得款項		1,750	10
支付收購長期投資按金		(155,175)	(35,000)
收購附屬公司權益	42	(42,389)	–
收購附屬公司額外權益		–	(37,320)
贖回（收購）非上市債務證券		12,000	(12,000)
購入可兌換票據		(650,000)	–
投資業務動用之現金淨額		(623,292)	(223,155)

綜合現金流量表

截至二零零六年三月三十一日止年度

	二零零六年 千港元	二零零五年 千港元 （重列）
經營業務		
年度虧損	(96,004)	(100,238)
調整：		
利息收入	(44,398)	(22,651)
財務費用	75,894	18,198
所得税開支	53,669	117,397
可兑換票據內存兑換權之公平價值增加	(114,048)	–
應佔聯營公司業績	21,494	64,909
收購一間聯營公司產生之商譽之減值虧損	–	177,446
商標許可證之減值虧損	164,667	–
可供銷售投資之減值虧損	49,845	–
會所債券之減值虧損	778	–
收購聯營公司產生之商譽攤銷	–	28,089
出售附屬公司及聯營公司之（收益）虧損淨額	(921)	15,747
所持其他投資之未變現收益淨額	–	(17,223)
持作買賣投資之公平價值增加	(43,313)	–
應收孖展貸款準備（準備回撥）	4,922	(2,387)
變現收購一間聯營公司之負商譽	–	(8)
無形資產攤銷	806	51,066
滯銷及陳舊存貨準備	75,732	25,588
呆壞賬準備	16,672	22,269
物業、機器及設備折舊及攤銷	13,804	19,785
應收貸款準備	11,542	8,338
出售物業、機器及設備之虧損	2,736	1,098
出售投資證券之虧損淨額	–	29,712
變現收購一間聯營公司額外權益所產生之負商譽	–	(2,057)

綜合股東權益變動表（續）

截至二零零六年三月三十一日止年度

	本公司股權持有人應佔											
	股本 千港元	股份溢價 千港元	資本儲備 千港元 （附註a）	實繳盈餘 千港元 （附註c）	外幣兌換儲備 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	其他儲備 千港元 （附註b）	保留溢利 千港元	總額 千港元	少數股東權益 千港元	股本總額 千港元
直接於股本權益內確認之收入（支出）淨額	-	-	-	-	(739)	-	(32,498)	8,246	-	(24,991)	4,897	(20,094)
出售一間附屬公司權益時產生	-	-	-	-	-	-	-	-	-	-	559	559
出售附屬公司時變現	-	-	-	-	569	-	-	-	-	569	280	849
出售一間聯營公司時變現	-	-	-	-	-	-	-	(2,463)	-	(2,463)	-	(2,463)
本年度（虧損）溢利	-	-	-	-	-	-	-	-	8,915	8,915	(104,919)	(96,004)
本年度已確認收入及開支總額	-	-	-	-	(170)	-	(32,498)	5,783	8,915	(17,970)	(99,183)	(117,153)
發行股份	100	34,050	-	-	-	-	-	-	-	34,150	-	34,150
繳訖股息	36	12,578	-	-	-	-	-	-	-	12,614	-	12,614
分派	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
於二零零六年三月三十一日	2,372	264,185	-	1,448,202	26,600	592	(32,498)	9,932	149,504	1,868,889	350,434	2,219,323

附註：

(a) 資本儲備指於二零零一年四月一日前進行收購附屬公司及聯營公司時產生之商譽。

(b) 其他儲備指本集團於二零零五年四月一日前應佔本集團聯營公司之商譽儲備及其他儲備。於二零零五年三月三十一日之商譽及其他儲備11,947,000港元已根據香港財務報告準則第3號之過渡性條文轉撥往於二零零五年四月一日之保留溢利。

(c) 本公司於各結算日之實繳盈餘指：

(i) 本公司於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本公司之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日之虧絀金額之結餘。

綜合股東權益變動表

截至二零零六年三月三十一日止年度

	本公司股權持有人應佔											
	股本 千港元	股份溢價 千港元	資本儲備 千港元 (附註a)	實繳盈餘 千港元 (附註c)	外幣兌換儲備 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	其他儲備 千港元 (附註b)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	股本總額 千港元
於二零零四年四月一日	1,866	99,221	(21,581)	1,603,329	16,426	592	-	14,448	158,880	1,873,181	405,157	2,278,338
外幣調整	-	-	-	-	2,475	-	-	-	-	2,475	(4,273)	(1,798)
應佔聯營公司儲備	-	-	-	-	-	-	-	(14,249)	-	(14,249)	-	(14,249)
直接於股本權益內確認之收入(支出)淨額	-	-	-	-	2,475	-	-	(14,249)	-	(11,774)	(4,273)	(16,047)
出售附屬公司時變現	-	-	(556)	-	7,842	-	-	(7,810)	-	(524)	-	(524)
出售/視為出售聯營公司權益時撥回	-	-	-	-	-	-	-	(187)	-	(187)	-	(187)
清算一間聯營公司時變現	-	-	-	-	27	-	-	-	-	27	-	27
本年度(虧損)溢利(經重列)	-	-	-	-	-	-	-	-	(161,862)	(161,862)	61,624	(100,238)
本年度已確認收入及開支總額	-	-	(556)	-	10,344	-	-	(22,246)	(161,862)	(174,320)	57,351	(116,969)
發行股份	370	118,976	-	-	-	-	-	-	-	119,346	-	119,346
發行股份支出	-	(640)	-	-	-	-	-	-	-	(640)	-	(640)
繳訖股息	-	-	-	-	-	-	-	-	(11,193)	(11.193)	-	(11,193)
收購一間附屬公司其他權益時產生	-	-	-	-	-	-	-	-	-	-	(12,891)	(12.891)
轉撥	-	-	-	(155,127)	-	-	-	-	155,127	-	-	-
於二零零五年三月三十一日(經重列)	2,236	217,557	(22,137)	1,448,202	26,770	592	-	(7,798)	140,952	1,806,374	449,617	2,255,991
採納新會計政策之影響(附註3)	-	-	22,137	-	-	-	-	11,947	22,100	56,184	-	56,184
於二零零五年四月一日一經重列	2,236	217,557	-	1,448,202	26,770	592	-	4,149	163,052	1,862,558	449,617	2,312,175
外幣調整	-	-	-	-	(739)	-	-	-	-	(739)	4,897	4,158
應佔聯營公司儲備	-	-	-	-	-	-	(642)	8,246	-	7,604	-	7,604
可供銷售投資之公平價值變更	-	-	-	-	-	-	(31,856)	-	-	(31,856)	-	(31,856)

	附註	二零零六年 千港元	二零零五年 千港元 (經重列)
流動負債			
貿易及其他應付款項	*36*	358,856	1,011,814
應付孖展貸款	*34*	153	253
應付票據	*34*	422	3,644
應付稅項		33,264	91,420
借款－一年內到期	*37*	591,629	85,881
融資租約承擔			
－一年內到期	*38*	–	462
銀行透支	*37*	33,187	46,978
		1,017,511	1,240,452
分類為可供銷售資產			
之直接相關負債	*16*	854,328	–
		1,871,839	1,240,452
流動資產淨值		797,136	1,127,107
資產總值減流動負債		2,321,341	2,416,101
非流動負債			
借款－一年後到期	*37*	95,693	157,470
應付一位少數股東款項	*39*	–	2,526
遞延稅項負債	*40*	6,325	114
		102,018	160,110
		2,219,323	2,255,991
資本及儲備			
股本	*41*	2,372	2,236
儲備		1,866,517	1,804,138
本公司股本持有人應佔股本權益		1,868,889	1,806,374
少數股東權益		350,434	449,617
		2,219,323	2,255,991

綜合資產負債表

於二零零六年三月三十一日

	附註	二零零六年 千港元	二零零五年 千港元 (經重列)
非流動資產			
物業、機器及設備	*21*	38,567	70,557
投資物業	*22*	133,000	–
無形資產	*23*	–	233,475
商譽	*24*	6,621	167,908
聯營公司權益	*25*	616,871	632,201
應收一間聯營公司款項	*25*	–	2,197
給予一間聯營公司貸款	*25*	1,331	1,331
證券投資	*26*	–	123,534
可供銷售投資	*27*	534,045	–
收購長期投資之按金	*29*	190,175	35,000
遞延稅項資產	*40*	–	18,418
會所債券		3,595	4,373
		1,524,205	1,288,994
流動資產			
其他資產	*30*	–	108,000
存貨	*31*	8,553	587,078
貿易及其他應收款項	*32*	59,730	761,904
可供銷售投資	*27*	73,500	–
持作買賣投資	*33*	421,997	–
可兌換票據中內在之可兌換權	*33*	231,509	–
證券投資	*26*	–	144,435
應收短期貸款	*28*	20,162	111,851
應收有關連公司之短期貸款	*50*	159,559	224,233
應收孖展貸款	*34*	18,680	30,586
應收聯營公司款項	*25*	2,623	–
可退回稅項		923	19,855
已抵押銀行存款	*35*	19,966	20,014
銀行結存及現金		6,514	359,603
		1,023,716	2,367,559
分類為可供銷售資產	*16*	1,645,259	–
		2,668,975	2,367,559

	附註	二零零六年 千港元	二零零五年 千港元 (經重列)
應佔:			
本公司之股本持有人		8,915	(161,862)
少數股東權益		(104,919)	61,624
		(96,004)	(100,238)
分派	*19*	22,463	11,193
每股盈利(虧損)	*20*		
來自持續經營及非持續業務			
一基本		0.04港元	(0.82港元)
一攤薄		0.04港元	不適用
來自持續業務			
一基本		(0.08港元)	(1.16港元)
一攤薄		(0.08港元)	不適用

2. 經審核財務資料

(i) 經審核財務報表

以下為本集團之經審核綜合收益表、綜合資產負債表、綜合股東權益變動表及綜合現金流量表，連同財務報表之相關附註，乃摘錄自本公司截至二零零六年三月三十一日止年度之年報：

「**綜合收益表**
截至二零零六年三月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元 （經重列）
持續業務			
收入	*8*	316,638	257,656
銷售成本		(278,353)	(145,060)
毛利		38,285	112,596
其他收入	*10*	116,585	102,646
分銷及銷售開支		(2,339)	(12,432)
行政開支		(111,342)	(122,317)
其他開支	*11*	(50,623)	(29,712)
商標許可證之減值虧損	*23*	(164,667)	–
變現收購一間聯營公司額外權益產生之負商譽		–	2,057
可兑換票據中內在之可兑換權之公平價值變動		114,048	–
財務費用	*12*	(63,466)	(15,155)
應佔聯營公司業績		(21,494)	(64,909)
收購一間聯營公司產生之商譽減值虧損	*13, 25*	–	(177,446)
攤銷收購聯營公司產生之商譽	*25*	–	(28,089)
出售附屬公司及聯營公司之收益（虧損）淨額	*14*	921	(15,747)
除所得税前虧損		(144,092)	(248,508)
所得税支出	*15*	(4,331)	(4,282)
持續業務之本年度虧損		(148,423)	(252,790)
非持續業務			
非持續業務之本年度溢利	*16*	52,419	152,552
本年度虧損	*17*	(96,004)	(100,238)

資產及負債

	於三月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	千港元	千港元
		(經重列)	(經重列)
總資產	4,193,180	3,656,553	3,943,236
總負債	(1,973,857)	(1,400,562)	(1,664,898)
	2,219,323	2,255,991	2,278,338
本公司之股本持有人應佔股東權益	1,868,889	1,806,374	1,873,181
少數股東權益	350,434	449,617	405,157
	2,219,323	2,255,991	2,278,338

附註：

1. 截至二零零四年、二零零五年及二零零六年三月三十一日止三個年度之數字乃根據由香港會計師公會頒佈之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)編製。已就先前刊登之數字重新編列。新香港財務報告準則影響之詳情載於本附錄「經審核財務資料」分節所載錦興財務報表附註3。

1. 三個年度之財務概要

以下為本集團截至二零零四年、二零零五年及二零零六年三月三十一日止三個年度各年之經審核綜合損益表以及本集團於二零零四年、二零零五年及二零零六年三月三十一日之經審核綜合資產負債表之概要，乃摘錄自本公司之年報：

業績

	截至三月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	千港元 (經重列)	千港元 (經重列)
營業額	316,638	257,656	5,025,930
除所得稅前(虧損)溢利	(144,092)	(248,508)	135,245
所得稅支出	4,331	4,282	25,469
持續經營業務之年內(虧損)溢利	(148,423)	(252,790)	109,776
終止經營業務之年內溢利	52,419	152,552	–
年內(虧損)溢利	(96,004)	(100,238)	109,776
應佔：			
本公司之股本持有人	8,915	(161,862)	13,300
少數股東權益	(104,919)	61,624	96,476
	(96,004)	(100,238)	109,776
每股盈利(虧損)			
－基本	0.04港元	(0.82)港元	0.08港元
－攤銷	0.04港元	不適用	不適用

(xi) 倘CEL在錦興票據限期內於納斯達克或其他證券交易所上市(惟須視乎市況及CEL股份的表現),德祥可能悉數行使其交換權,並將據此交換所得的全部CEL票據兌換為CEL股份。在此情況下,可能會攤薄貴集團每股CEL股份的資產淨值,並無法併入CEL集團的業績以及資產及負債,但會持續透過減持CEL的股權,受惠於CEL的任何正面的發展,而貴集團由於毋須贖回最高約三分二德祥認購人票據的本金額,因而能夠節省現金。

(xii) 倘CEL並無於德祥認購人票據期限內於納斯達克或其他證券交易所上市,而德祥亦無悉數行使隨附德祥認購人票據的交換權,在錦興董事認為恰當時,貴集團可以每股CEL股份資產淨值大幅折讓後的價格額外收購CEL的股權。

(xiii) CEL票據的條款大致與錦興票據條款相同。

(xiv) 錦興董事已確認,CEL票據之初步兌換價乃認購人、貴公司與CEL經公平磋商並參照CEL股份於聯合公佈日期前之現行市價後釐定。

(xv) 行使交換權時須向發行予德祥的CEL票據之條款與發行予其他認購人之相同。

(xvi) 視作出售事項為集資活動的一部分,以就CEL票據認購事項提供資金,並作營運資金及日後發展之用。

(xvii) CEL的業務是透過其聯營公司進行,並於二零零四年及二零零五年財政年度,CEL並無錄得任何營業額。

(xviii) 倘其他認購人行使其交換權及附隨於CEL票據的兌換權, 貴集團可繼續透過已減持的CEL股權而從CEL的任何正面發展中獲益。

(xix) 儘管兌換錦興票據時可能攤薄每股盈利及股權,但該等交易對 貴公司現金及營運資金狀況的財務影響一般而言屬正面。

(xx) 倘兌換錦興票據,將擴大及增強 貴公司的資本基礎。

(xxi) 預計視作出售事項將產生約219,800,000港元的虧損,此項僅為賬面虧損,不會影響 貴公司的現金流量或 貴公司持續經營業務。

吾等認為,德祥認購協議及該等交易的條款一般而言屬商業條款,就獨立股東而言屬公平合理,該等交易符合 貴公司及股東的整體利益。因此,吾等推薦獨立股東,並推薦獨立董事委員會建議獨立股東於即將舉行的股東特別大會上提呈的決議案投票贊成,以批准德祥認購協議及其項下擬進行的交易。

此 致

獨立董事委員會及
獨立股東 台照

代表
凱利融資有限公司
董事總經理
顧福身
謹啟

二零零六年九月八日

VI. 貴公司過往的集資活動

誠如董事會函件所載，自聯合公佈日期前的過去十二個月內， 貴公司並無進行任何其他股本集資活動。

推薦建議

經考慮上述主要因素及理由，特別是：

(i) 錦興董事已確認，彼等已考慮供股、公開發售、配售新股份及銀行借款等其他集資方式，惟彼等認為此等方式不適合現時情況。

(ii) 發行錦興票據可即時為 貴公司提供資金，而 貴公司所承擔的利息開支亦較少。

(iii) 該等交易不會即時攤薄股東的股權。

(iv) 錦興票據的到期收益率約為2.9%，較五年期可比較票據、於最後實際可行日期的香港最優惠貸款利率及 貴集團源自持續經營業務的計息借款於二零零六年三月三十一日的實際利率為低。

(v) 倘CEL於發行錦興票據日期起計30個月內未能上市，而錦興票據按其贖回金額（相當於本金額的106%）贖回，錦興票據的到期收益率約為3.34%，仍屬於按照兩年至三年期可比較票據計算的適用市場範圍內，更重要的是低於香港最優惠貸款利率及 貴集團源自持續經營業務的計息借款於二零零六年三月三十一日的實際利率。

(vi) 初步兑換價較最後交易日收市價的折讓屬於適用市場範圍（按五年期可比較票據及兩年至三年期可比較票據計算）內。

(vii) 由於認購事項的絕大部分所得款項將作CEL票據認購事項之用，錦興票據已附有可交換為CEL票據之權利，為認購人提供一個契機，於錦興票據較長之屆滿期內，在CEL集團之擴展計劃中發揮槓桿作用。

(viii) 交換權向認購人提供所需誘因，以就認購事項訂立認購協議。

(ix) 以錦興票據交換為CEL票據的比率相等於預計就CEL票據認購事項動用的金額及認購事項所得款項總額之間的比率。

(x) 德祥認購人票據附隨的交換權與錦興票據賦予其他認購人的權利相同。

V. 該等交易對 貴集團的財務影響

吾等概述以下 貴集團以通函附錄二所載完整備考財務資料為基準就認購事項、CEL票據認購事項及視作出售事項編製的備考財務影響。

(i) 現金及銀行結存

於二零零六年三月三十一日， 貴集團的現金及銀行結存(不包括已抵押定期存款)約為6,500,000港元。假設認購事項及CEL票據認購事項已於二零零六年三月三十一日完成， 貴集團的現金及銀行結存將增至387,000,000港元，上升58.4倍。倘視作出售事項於二零零六年三月三十一日完成，對 貴集團的現金及銀行結存並無任何影響。

(ii) 流動資產淨值

於二零零六年三月三十一日， 貴集團的流動資產淨值約為797,100,000港元。假設認購事項及CEL票據認購事項已於二零零六年三月三十一日完成， 貴集團的流動資產淨值將增加49.0%至約1,190,000,000港元。假設認購事項、CEL票據認購事項及視作出售事項已於二零零六年三月三十一日完成， 貴集團的流動資產淨值將增至約1,120,000,000港元，增幅為39.9%。

(iii) 資產淨值

於二零零六年三月三十一日，股東應佔經審核綜合資產淨值約為1,869,000,000港元或每股7.88港元(按於二零零六年三月三十一日已發行237,253,402股股份計算)。假設認購事項及CEL票據認購事項於二零零六年三月三十一日完成，在悉數兑換錦興票據前，股東應佔綜合資產淨值將下跌至約1,868,000,000港元或每股7.87港元(按於二零零六年三月三十一日已發行237,253,402股股份計算)，減幅約為0.1%。倘悉數兑換錦興票據，股東應佔綜合資產淨值將約為3,026,000,000或每股5.69港元(按531,371,049股股份計算)。假設認購事項、CEL票據認購事項及視作出售事項已於二零零六年三月三十一日完成，且並無錦興票據獲兑換為任何股份的情況下，股東應佔綜合資產淨值將下調約0.3%至1,863,000,000港元或每股7.85港元(按於二零零六年三月三十一日已發行237,253,402股股份計算)。倘餘下的錦興票據獲兑獲為股份，股東應佔資產淨值將為2,249,000,000港元至每股6.71港元(按335,292,617股股份計算)。

儘管兑換錦興票據時可能攤薄每股盈利及股權，惟吾等認為認購事項、CEL票據認購事項及視作出售事項對 貴公司現金及流動資產影響仍屬正面。根據通函附錄二所載 貴集團未經審核備考資產負債表之附註，預計視作出售事項將產生約219,800,000港元的虧損。吾等理解此項僅為賬面虧損，不會影響 貴集團的現金流量或 貴公司持續經營業務。

由於(i)CEL票據認購事項為完成德祥認購協議的先決條件之一；及(ii) CEL票據認購事項擬向德祥或其他認購人提供契機及渠道，行使附於錦興票據的交換權並兌換為CEL股份，吾等認為，將CEL票據認購事項視為一項獨立交易並不恰當，而比較初步兌換價以及將CEL票據的條款與美國場外交易議價板上市的其他公司發行的其他五年期非上市、無抵押、無保證的可兌換債券/票據之條款並無意義。

鑒於上述種種理由及考慮到(i)CEL票據的條款大致上與錦興票據的條款相同；及(ii)行使交換權時須發行予德祥的CEL票據之條款與發行予其他認購人之相同；吾等認為，CEL票據認購事項就獨立股東而言誠屬公平合理。

IV. 視作出售事項

於最後實際可行日期，　貴公司於CEL的間接權益及實際投票權分別約為58.11%及87.8%（詳情請參閱董事會函件「有關CEL之資料」及「CEL之股權架構」）。

德祥認購協議內其中一項條件為所有已發行附有投票權的CEL股份將會兌換為CEL股份。因此，完成後並假設CEL股本並無任何變動（上述兌換附有投票權股份除外），　貴公司於CEL的間接權益及實際投票權分別約為58.11%及54.6%。

倘德祥僅悉數行使德祥認購人票據所隨附之交換權，並據此將所有CEL票據兌換為CEL股份，貴公司於CEL的間接權益及實際投票權將分別減少至約為20.40%及19.17%，而CEL將不再屬　貴公司的附屬公司。

倘所有認購人悉數行使其交換權，並據此將所有CEL票據兌換為CEL股份，　貴公司於CEL的間接權益及實際投票權將分別進一步降至約12.37%及11.63%，而CEL將不再屬　貴公司的附屬公司。根據上市規則第14.29條，向認購人配發CEL股份將導致一項視作出售　貴公司於CEL之權益。

誠如董事會函件所述，考慮到認購事項絕大部分所得款項將作CEL票據認購事項之用，錦興票據已附有可交換為CEL票據之權利，為認購人提供一個契機，於錦興票據較長之屆滿期內，在CEL集團之擴展計劃中發揮槓桿作用。倘其他認購人行使其交換權及附隨於CEL票據的兌換權，　貴集團可繼續透過已減持的CEL股權而從CEL的任何正面發展中獲益。

鑒於上述種種理由及考慮到(i)視作出售事項屬籌措資金活動的一環，藉此為CEL票據認購事項、營運資金及未來發展集資；(ii)交換權誠屬公平合理（請參閱上文「II.A.(iii) 交換權之分析」分節所載之分析；及(iii) CEL目前的業務（詳情載於「III.A.(i)有關CEL之資料」一節）），吾等認為，視作出售事項就整項交易而言誠屬公平合理且符合　貴公司及股東整體利益。

就參考而言，吾等亦已將CEL票據之初步兌換價與每股CEL股份的資產淨值作出比較。下表載列CEL集團經調整資產淨值，假設全部認購人悉數行使其交換權，並將據此交換所得的全部CEL票據兌換為CEL股份：

表五：每股CEL股份的經調整資產淨值

	人民幣
於二零零五年十二月三十一日資產淨值	662,598,000
加：發行CEL票據所得款項淨額	792,000,000
經調整資產淨值	1,454,598,000
於最後實際可行日期尚未行使的CEL股份	9,017,310
於兌換CEL票據時將予發行的新CEL股份	33,333,333
經調整股份數目	42,350,643
於二零零五年十二月三十一日 每股CEL股份的資產淨值	73.48
每股CEL股份的經調整資產淨值	34.35

CEL票據的初步兌換價為3.0美元（相等於約人民幣24.0元），為(i)二零零五年十二月三十一日每股CEL股份資產淨值約人民幣73.48元折讓約67.3%；及(ii)每股CEL股份經調整資產淨值約人民幣34.35元折讓約30.1%。

吾等認為，(i)倘CEL在錦興票據限期內於納斯達克或其他證券交易所上市（惟須視乎市況及CEL股份的表現），德祥可能悉數行使隨附於德祥認購人票據之交換權，並將據此交換所得的全部CEL票據兌換為CEL股份；在此情況下，可能會攤薄　貴集團每股CEL股份的資產淨值，並無法併入CEL集團的業績以及資產及負債，但會持續透過減持CEL的股權，受惠於CEL的任何正面的發展，而　貴集團由於毋須贖回最多約三分二德祥認購人票據的本金額，因而能夠節省現金；(ii)倘CEL並無於德祥認購人票據期限內於納斯達克或其他證券交易所上市，及德祥並無悉數行使德祥認購人票據所隨附之交換權，在錦興董事認為恰當時可能以每股CEL股份資產淨值大幅折讓後的價格額外收購CEL的股權。

錦興董事已告知吾等，CEL票據的初步兌換價乃認購人、　貴公司與CEL經公平磋商並參照CEL股份於聯合公佈發佈前當時的市價後釐定。錦興董事向吾等解釋，彼等於其磋商過程中亦已考慮（其中包括）CEL過往經營業績及其現有業務經營。根據上述種種原因，吾等並無任何理據斷定CEL票據的初步兌換價3.0港元屬不合理。

下文所載圖表一為過往CEL股份於聯合公佈日期至最後實際可行日期(「回顧期間」)前整十二個曆月期間之收市價與初步兌換價之比較圖表:

圖表一:CEL股價表現



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
價格(美元)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
成交量
初步兌換價3.0美元
二零零五年七月
二零零五年八月
二零零五年九月
二零零五年十月
二零零五年十一月
二零零五年十二月
二零零六年一月
二零零六年二月
二零零六年三月
二零零六年四月
二零零六年五月
二零零六年六月
二零零六年七月
二零零六年八月
二零零六年九月
收市價
成交量

資料來源:彭博

誠如上文所示,CEL票據之初步兌換價3.0美元較CEL股份於整段回顧期間之收市價為高。於回顧期間,CEL股份之最高收市價為二零零六年二月十六日錄得之2.59美元,而最低收市價則為二零零六年十二月七日錄得之0.31美元。CEL票據之初步兌換價3.0美元比最高收市價溢價約15.8%及最低收市價溢價約867.7%。另外,CEL票據之初步兌換價3.0美元較回顧期間平均收市價約1.71美元溢價約75.2%。

儘管上述分析顯示出CEL票據之初步兌換價呈重大溢價,但吾等認為,將CEL票據之初步兌換價與CEL股份之收市價作出比較的相關程度不高,此乃由於(i)CEL屬暗盤市場證券,亦不會於證券交易所、場外交易議價板、粉紅價單或任何證券商同業報價系統買賣或報價,投資者的認沽價格並非由一個中央現貨市場收集,而是由經紀-交易商向其自律監管機構滙報,自律監管機構則向市場數據賣方及財經網站發佈有關交易數據,供投資者追查價格及流通量,故市場的透明度屬低,最佳執行訂價亦甚困難;及(ii)回顧期間,CEL股份的成交量極為淡薄,表示公眾對買賣CEL股份的興趣不大,因此其成交價不能為CEL的價值充當可靠的指標。

於二零零三年，CEL出售(i)其於銀川中策（長城）橡膠有限公司之51%權益，該公司於中國從事輪胎之製造；及(ii)杭州中策橡膠有限公司之25%權益，該公司於中國及其他國家從事輪胎產品之製造，因此，CEL之股本權益由51%下降至26%。自此，CEL之經營業務乃透過其聯營公司進行，於二零零四年及二零零五年財政年度，CEL並無錄得營業額。CEL於二零零三年財政年度錄得虧損淨額人民幣64,500,000元，主要來自應佔聯屬公司虧損約人民幣74,800,000元。於二零零四年財政年度錄得收入淨額人民幣181,900,000元，主要來自認購期權之公平價值增加約人民幣59,900,000元、出售一間聯屬公司部份權益之收益約人民幣23,000,000元及應佔聯屬公司盈利約人民幣92,400,000元。於二零零五年財政年度，CEL錄得虧損淨額約人民幣26,300,000元，主要由於認購期權之公平價值下降約人民幣42,900,000元。

於二零零五年十二月三十一日，CEL之資產淨值為人民幣662,600,000元或每股CEL股份人民幣73.5元。

(ii) *初步兌換價之分析*

誠如董事會函件所述，CEL票據之初步兌換價乃經參考CEL股份於聯合公佈發佈日期前之現行市價，由認購人、 貴公司與CEL經公平磋商後釐定。

CEL票據之初步兌換價為每股CEL股份3.0美元，較：

- 二零零六年六月二十七日（即德祥認購協議日期）於美國場外交易議價板所報每股CEL股份之收市價2.55美元溢價約17.6%；

- 截至二零零六年六月二十七日止（包括該日）之最後十個交易日於美國場外交易議價板所報每股CEL股份之平均收市價2.505美元溢價約19.8%；及

- 於最後實際可行日期於美國場外交易議價板所報每股CEL股份之平均收市價1.9美元溢價約57.9%。

(c) 就位於中國上海靜安區江寧路219及229號建築物之物業發展項目之全部權益，而該建築物包括兩層高之地下停車場及一幢24層高之商業／住宅大廈。

表四概述CEL經營業務之綜合聲明，乃摘自CEL之二零零五年年報：

表四：CEL經營業務綜合報表

	經審核 截至十二月三十一日止年度		
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
收入	**–**	**–**	**2,808,369**
收入成本	–	–	(2,502,413)
毛利	**–**	**–**	**305,956**
毛利率	–	–	*10.9%*
銷售、一般及行政開支	(27,522)	(13,344)	(205,210)
經營業務收入（虧損）	**(27,522)**	**(13,344)**	**100,746**
經營業務之邊際利潤	–	–	*3.6%*
非經營業務之收入（開支）			
利息收入	13,036	21,533	9,228
利息開支	–	(601)	(33,027)
其他收入	–	48	1,810
認購期權公平價值之變動	(42,873)	59,929	–
應收票據之應收利息撥備	–	(502)	–
出售一間附屬公司之虧損	–	–	(1,158)
出售一間聯屬公司部份權益之收益	–	23,040	–
授予聯屬公司墊款之減值虧損／撥備	–	(530)	(2,619)
除所得稅前持續經營業務之溢利（虧損）	**(57,359)**	**89,573**	**74,980**
所得稅撥備	(4,083)	–	(10,592)
聯屬公司（虧損）盈利之權益	35,118	92,369	(74,829)
少數股東權益	–	–	(46,340)
持續經營業務之年內（虧損）溢利	**(26,324)**	**181,942**	**(56,781)**
非持續經營業務			
非持續經營業務之虧損，扣除二零零三、二零零四及二零零五年之適用所得稅人民幣零元	–	–	(7,760)
（虧損）收入淨額	**(26,324)**	**181,942**	**(64,541)**
邊際利潤淨額	–	–	–

III. CEL票據認購事項

根據德祥認購協議， 貴公司須於簽訂德祥認購協議後之實際可行情況下盡快訂立有關認購CEL票據之協議。如董事會函件所述， 貴公司已於二零零六年八月二十九日與CEL訂立CEL票據認購協議，以認購CEL票據。

A. *CEL票據之主要條款*

如董事會函件所述，CEL票據之條款大致與錦興票據之條款相同，惟以下各項除外：

(i) 不包括交換權；

(ii) CEL票據之本金總額為100,000,000美元（相等於約776,600,000港元）；

(iii) 每股CEL股份之初步兌換價為3.0美元；

(iv) 倘錦興（在錦興票據之情況下則為德祥）及其一致行動人士以外之任何人士取得CEL之控制權（CEL票據之持有人據此有權提早贖回CEL票據）或與該人士綜合或合併CEL之絕大部份資產，即界定為CEL控制權之變動；及

(v) CEL票據之條款及條件可能有別於錦興票據，惟以必須遵守適用法律、法規及上市規則為限（變動須待認購人合理行事並以書面批准，方可作實）。

(i) *有關CEL之資料*

CEL於一九九三年一月二十八日在百慕達註冊成立。由一九九三年七月十五日至二零零二年九月二十七日，CEL之普通股於紐約證券交易所買賣，但由於CEL未能符合紐約證券交易所之持續上市標準而於二零零二年被取消上市資格。於二零零二年十一月二十六日，CEL之普通股開始於美國場外交易議價板掛牌。於最後實際可行日期， 貴公司擁有CEL實際股本權益約54.6%及CEL投票權之87.8%實際權益。

於最後實際可行日期，CEL之主要資產包括：

(a) 永安旅遊（控股）有限公司約20.29%股本權益。該公司之股份於聯交所主板上市，而其主要業務為組辦旅遊團及提供旅遊及其他相關服務（在香港、澳門、加拿大和英國均設有分支機構）以及從事酒店營運；

(b) 杭州中策橡膠有限公司約26%股本權益。該公司主要在中國及其他國家從事輪胎製造及銷售業務；及

8. 香港上海滙豐銀行香港分行不時公佈的港元最優惠利率。

9. 根據香港上海滙豐銀行香港分行於最後實際可行日期公佈的港元最優惠利率8.0%計算。

10. 根據初步兑換價計算。

誠如表三所示，兩年至三年期可比較票據之到期收益率介乎0至8.0%不等，平均為約4.5%。德祥認購人票據的到期收益率為3.34%，因此，根據兩年至三年期可比較票據，德祥認購人票據的到期收益率乃屬於當時的市場範圍內。

此外，錦興票據的到期收益率為3.34%，低於(i)香港的最優惠貸款利率；及(ii) 貴集團過往的借貸率。

兩年至三年期可比較票據的初步兑換價對其各自於最後交易日的收市價折讓約50.0%至溢價約45.5%。初步兑換價對每股股份於最後交易日的收市價3.625港元之溢價為9.2%，因此溢價屬於當時的市場範圍內。

基於以上所述，吾等認為德祥認購人票據的條款為公平、合理。

B. 德祥認購事項之攤薄影響

根據董事會函件中「錦興之持股架構」所載之列表，於最後實際可行日期及緊隨完成後（僅適用於德祥認購人票據悉數兑換後），其他公眾股東之持股量將由67.27%攤薄至42.39%。

如董事會函件所述， 貴公司將透過(i)於聯交所網站發表每月公佈；及(ii)倘根據兑換錦興票據而發行之任何新股份之累計金額達最新每月公佈或 貴公司其後就錦興票據發表之任何公佈（視乎情況而定）披露之 貴公司股本5%（及其後以該5%為限之陪數），則於聯交所網站發表公佈，持續知會股東攤薄之水平（請參閱董事會函件「對股東之攤薄影響」一節所載之詳情）。

鑑於以上所述，吾等認為，獨立股東將持續獲知會，藉此作出適當之行動以保障彼等之利益。

兩年至三年期可比較票據（股份編號）	公佈日期	本金額	年期	票息	期滿時之贖回價	到期收益率	兌換價對最後交易日收市價的溢價（折讓）
			年		%	%	%（附註10）
中民燃氣控股有限公司 (681)	二零零六年五月十日	40,000,000美元	3	2.0%	106.0%	3.9%	9.1%（附註7）
保華集團有限公司 (498)	二零零六年五月十二日	120,000,000人民幣	3	0.0%	114.2%	4.5%	30.8%（附註1）
上海商貿控股有限公司 (1104)	二零零六年六月十五日	2,000,000港元	2	最優惠利率（附註8）	100.0%	8.0%（附註9）	(42.3)%
中國聯通股份有限公司 (762)	二零零六年六月二十日	1,000,000,000美元	3	0.0%	104.3%	1.4%	28.8%（附註1）
美亞娛樂資訊集團有限公司 (391)	二零零六年六月二十九日	100,000,000港元	3	4.0%	106.0%	5.9%	8.6%
港佳控股有限公司 (605)	二零零六年七月四日	93,000,000港元	2	0.0%	113.0%	6.3%	45.5%
最高						**8.0%**	**45.5%**
最低						**0.0%**	**(50.0)%**
平均						**4.5%**	**3.4%**
貴公司	二零零六年七月六日	150,000,000美元	2.5	1.0%	106.0%	3.3%	9.2%

附註：

1. 由於股份於公佈刊發前並無暫停買賣，因此百分比乃根據股份於公佈日期的收市價計算。

2. 根據股份於最後整個交易日的收市價計算。

3. 根據第一個兌換期的兌換價計算。

4. 根據第二個兌換期的兌換價計算。

5. 根據第三個兌換期的兌換價計算。

6. 即初步金額，不包括按認購期權可額外發行的可換股票據。

7. 該公佈並無顯示利息於每半年或每年繳付。吾等假設利息為每年繳付以計算到期收益率。

表三載有自二零零六年四月一日至聯合公佈日期於聯交所主板上市的公司所公佈將發行或已發行的兩年至三年期的非上市、無抵押、無擔保的可換股債券／票據的條款（「兩年至三年期可比較票據」）：

表三－兩年至三年期可比較票據

兩年至三年期可比較票據（股份編號）	公佈日期	本金額	年期	票息	期滿時之贖回價	到期收益率	兌換價對最後交易日收市價的溢價（折讓）
			年		%	%	%（附註10）
迪臣發展國際集團有限公司(262)	二零零六年四月六日	15,750,000港元	3	4.0%	120.0%	6.3%	9.8%
漢基控股有限公司(412)	二零零六年四月六日	300,000,000港元	3	0.0%	120.0%	6.3%	(10.7)%
悅達控股有限公司(629)	二零零六年四月七日	75,000,000港元	3	3.5%	100.0%	3.5%	(11.1)%（附註3） 11.1%（附註4） 33.3%（附註5）
結好控股有限公司(64)	二零零六年四月二十日	200,000,000港元	3	4.0%	110.0%	7.1%	3.0%
中國科技集團有限公司(985)	二零零六年四月二十一日	49,800,000港元	3	5.0%	100.0%	5.0%	11.5%
利來控股有限公司(221)	二零零六年四月二十四日	3,000,000港元（附註6）	3	6.5%	100.0%	6.5%	(42.0)%
榮盛科技國際控股有限公司(1166)	二零零六年四月二十五日	10,000,000美元	2	0.0%	100.0%	0.0%	2.8%（附註2）
聯康生物科技集團有限公司(690)	二零零六年四月二十六日	114,000,000港元	3	0.0%	110.0%	3.2%	(50.0)%
中建電訊集團有限公司(138)	二零零六年四月二十八日	30,000,000港元	3	0.0%	100.0%	0.0%	(2.6)%
嘉禾娛樂事業（集團）有限公司(1132)	二零零六年五月八日	20,000,000港元	2	4.0%	104.0%	5.9%	25.7%

- 最後實際可行日期於聯交所所報每股股份之收市價3.71港元溢價約6.7%。

五年期可比較票據的初步兑換價對其各自於最後交易日的收市價折讓約3.3%至溢價約572.3%。初步兑換價對每股股份於最後交易日的收市價3.625港元之溢價為9.2%，因此溢價屬於當時的市場範圍內。

吾等注意到，溢價代表初步兑換價對每股股份於最後交易日的收市價3.625港元之溢價9.2%，偏離五年期可比較票據之平均值約154.4%，但卻接近中位數13.9%。鑒於五年期可比較票據的平均數大大受漢寶集團（龍蝦大王）有限公司的數據所影響，故吾等認為此平均數並非恰當的比較指標。

(iii) 交換權之分析

受限於擬用作促使遵守有關規則及規例之若干限制，每名票據持有人有權不時將錦興票據全部或部分（為500,000美元或其完整倍數）按初步本金額交換相同本金額的CEL票據，惟最高金額相當於每名票據有人持有之錦興票據賬面值約66.6%。

誠如「董事會函件」所述，考慮到認購事項的大部分所得款項將作為CEL票據認購事項之用途，錦興票據已附有可交換為CEL票據之權利，為認購人提供一個機會，於錦興票據較長之屆滿期內，在CEL集團之擴展計劃中發揮槓桿作用。倘其他認購人行使其交換權及隨附於CEL票據的兑換權， 貴集團亦可繼續透過已減持的CEL股權從CEL的任何正面發展中獲益。

鑑於(i)交換權能鼓勵認購人為認購事項訂立認購協議；(ii)錦興票據交換CEL票據的比率乃相等於CEL票據認購事項的預期金額與認購事項所募集的所得款項之比率；以及(iii)隨附於德祥認購人票據的交換權乃與發行予其他認購人的錦興票據所隨附的交換權一致，吾等認為交換權為公平、合理。

(iv) 倘CEL未能於三十個月內上市，則提早行使贖回權

倘CEL於發行錦興票據日期後的三十個月屆滿前未能於納斯達克市場或其他證券交所上市，則票據持有人有權要求 貴公司按相當於當時尚未贖回之錦興票據本金額106%之贖回價另加應計利息贖回其所持之全部錦興票據。

吾等獲錦興董事知會，儘管 貴集團有意於二零零九年將CEL上市，惟於最後實際可行日期CEL並無任何具體計劃於納斯達克市場或其他證券交易所上市。假設錦興票據將按錦興票據發行後三十個月屆滿當日的本金額106%之贖回價贖回，則錦興票據的到期收益率將為3.34%。

(i) 到期收益率之分析

德祥認購人票據附有1.0%的年息票，並可於期滿時贖回110%，到期收益率約為2.9%。

誠如表一所示，五年期可比較票據的到期收益率介乎0%至8.5%不等，平均約為3.1%。德祥認購人票據的到期收益率低於五年期可比較票據，並因而符合　貴公司及股東的整體利益。

此外，吾等將德祥認購人票據的到期收益率與(i)香港的最優惠貸款利率；及(ii)　貴集團過往的借貸率作出比較。

於最後實際可行日期，香港上海滙豐銀行有限公司所提供的最優惠貸款年利率約為8%，高於德祥認購人票據的到期收益率。

下表二載列　貴集團的持續業務於二零零六年三月三十一日所佔的附息借貸及其實際息率。

表二：貴集團的附息借貸於二零零六年三月三十一日的實際息率

附息借貸	金額 千港元	實際息率
銀行借貸及其他借貸	687,322	固定息率借貸為18% 可變息借貸為5.03%至10%
銀行透支	33,187	5.25%至8.0%

資料來源：　貴公司的二零零六年年報

誠如上述所闡釋，德祥認購人票據的到期收益率乃大大低於　貴集團於二零零六年三月三十一日附息借貸的實際利率。

(ii) 初步兌換價之分析

誠如「董事會函件」所述，初步兌換價乃經各方公平磋商並參照股份於聯合公佈發佈日期前當時之市價後釐定。

每股股份之初步兌換價為0.51美元（相等於約3.96港元），較：

- 於最後交易日於聯交所所報每股股份之收市價3.625港元溢價約9.2%；
- 截至最後交易日止（包括該日）之最後十個交易日於聯交所所報每股股份之平均收市價3.845港元溢價約3.0%；及

在評估德祥認購人票據之條款的合理性時，吾等就吾等所知，在聯交所網站中找出並審閱作參考用途自二零零六年四月一日至聯合公佈日期於聯交所主板上市的公司發行公佈或經已發行的其他五年期非上市、無抵押、無擔保的可換股債券／票據的條款(「五年期可比較票據」)。五年期可比較票據的詳情概述於下表一：

表一－五年期可比較票據之條款

五年期可比較票據(股份編號)	公佈日期	本金額	年期 年	票息	期滿時之贖回價 %	到期收益率 %	兌換價對最後交易日收市價的溢價(折讓) % (附註1)
漢寶集團(龍蝦大王)有限公司(228)	二零零六年四月七日	5,000,000,000港元	5	0.0%	100.0%	0.0%	320.2% (附註2)
		3,955,000,000港元 (附註4)	5	0.0%	100.0%	0.0%	572.3% (附註2)
財訊傳媒集團有限公司(205)	二零零六年四月二十五日	10,000,000美元	5	2.0%	138.5%	8.5%	14.1%
資本策略投資有限公司(497)	二零零六年五月十八日	133,000,000港元	5	1.5% (附註3)	110.0%	3.4%	9.4%
大同集團有限公司(544)	二零零六年六月七日	104,400,000港元	5	0.0%	100.0%	0.0%	(3.3)%
中國水務集團有限公司(855)	二零零六年六月二十六日	300,000,000港元	5	2.5%	126.4%	7.0%	13.6%
最高						**8.5%**	**572.3%**
最低						**0.0%**	**(3.3)%**
平均						**3.1%**	**154.4%**
貴公司	二零零六年七月六日	150,000,000美元	5	1.0%	110.0%	2.9%	9.2%

附註：

1. 根據初步兌換價計算。

2. 根據股份於最後一個完整交易日之收市價計算。

3. 該公佈並無顯示利息於每半年或每年繳付。吾等假設為每年繳付以計算到期收益率。

4. 受行使認購期權所限。

(iv) 倘錦興票據交換為CEL票據，由於 貴集團無需贖回約三分二錦興票據之本金額，故 貴集團將能減低現金開支；

吾等認為，就 貴集團以發行錦興票據集資認購CEL票據及作為營運資金和日後發展之用而言，較其他融資方法為佳。鑑於CEL為 貴公司擁有54.6%權益的附屬公司，吾等認為，CEL票據認購事項為審慎的融資方法，可為 貴集團透CEL擴展中國物業市場提供資金，理由是 貴公司有權選擇增持CEL股權或於票據到期時要求CEL贖回CEL票據。吾等認同錦興董事的意見，發行可換股的錦興票據可加強 貴集團的財政能力，而CEL票據認購事項可為 貴集團提供靈活性，可在錦興董事認為合適時進一步收購CEL的股權。

II. 德祥認購協議（經日期為二零零六年八月三十日之補充協議補充）

根據德祥認購協議， 貴公司已有條件地同意向德祥發行德祥認購人票據。完成德祥認購協議的先決條件須於二零零六年十二月二十九日或之前，或認購協議各訂約方可能協定之較後日期達成或豁免。

除了將予認購之錦興票據本金值及認購人之身份外，各項認購協議之主要條款（包括德祥認購協議）均相同。所有認購協議須於同時完成，倘所有其他認購人均未能根據相關認購協議完成認購，則任何認購人無責任落實完成。

A. 德祥認購人票據之主要條款

德祥認購人票據將附有固定年利率1.0%，並可於兑換期以每股股份之初步兑換價0.51美元（相等於約3.96港元）兑換為兑換股份。德祥認購人票據可自由轉讓（惟未得 貴公司事先同意前不可轉讓予 貴公司的關連人士），並可於德祥認購人票據之期限內的任何時間，由德祥認購人票據之持有人選擇將之交換為CEL票據（最高交換額需相等於各票據持有人所持之德祥認購人票據的面值約66.6%）。德祥認購人票據將於到期日按未贖回之德祥認購人票據之本金額110%作為贖回價被贖回。倘CEL股份獲准於納斯達克市場或其他證券交所上市（由尋求批准上市時持有尚未贖回CEL票據之本金額最少75%之票據持有人批准），而股份並未能於發行德祥認購人票據日期後第三十個月屆滿前上市，則德祥認購人票據之持有人可要求 貴公司按相當於當時尚未贖回之德祥認購人票據本金額106%之贖回價另加應計利息贖回全部（並非部份）德祥認購人票據。德祥認購人票據為錦興票據的一部份，錦興票據之主要條款的概要載於「董事會函件」。

項上海的物業發展項目正處於興建階段，其上會興建一幢24層高大樓，指定作服務式公寓之用，總建築樓面面積約37,060.43平方米。誠如董事會函件中所載，CEL於中國從事貿易及製造業務逾10年，並自二零零四年六月起於中國從事物業業務。CEL擁有一支約由三至五名於中國物業界饒富經驗人員組成的團隊，由一名積逾10年中國地產市場實踐經驗的專業經理領導。憑藉此專業團隊的專業知識，CEL與業務夥伴建立了一個共同投資網絡，以物色於中國物業市場的投資機會。於最後實際可行日期，CEL為 貴公司唯一附屬公司，於中國地產市場已奠下穩健的市場地位。鑑於上文所述CEL集團的市場地位及其於中國的管理團隊網絡，錦興董事認為，CEL於中國物業市場的擴展計劃實屬合理，吾等亦認同錦興董事之意見，CEL是合適的投資工具讓 貴集團可藉此擴展於中國物業市場的業務。

錦興董事認為，發行可換股的錦興票據可加強 貴集團的財政能力及為CEL票據認購事項籌集資金，而不會即時攤薄現有股東的股權。錦興董事認為CEL票據認購事項為 貴集團提供靈活性，可在錦興董事認為合適時進一步收購CEL的股權。

C. *其他融資方法*

吾等獲錦興董事告知，彼等已考慮及物色除發行錦興票據及進行CEL票據認購事項以外的多種融資方法。錦興董事認為，發行錦興票據及CEL票據認購事項符合 貴公司及股東的整體利益，理由是：

(i) 與發行錦興票據相比，供股或公開發售需時太長，且現金支出較高；

(ii) 配售新股份將即時攤薄股東的股權；及

(iii) 於二零零六年三月三十一日， 貴集團的資產負債比率（以借款除以股東資金計算）為38.6%，而於二零零五年三月三十一日則為16.2%。向銀行作進一步借款可能需要抵押 貴集團資產，令 貴集團的負債水平及利息開支上升，對 貴集團的盈利構成不利影響。

鑑於上文所述，並經考慮下列因素後：

(i) 發行錦興票據不會即時攤薄股東的股權；

(ii) 發行錦興票據可即時為 貴公司帶來資金，而 貴集團所需承擔的利息開支亦較銀行借款為少；

(iii) 錦興票據獲兑換後，將擴大 貴公司的資本基礎、改善 貴集團的資產淨值及負債情況，及進一步鞏固 貴集團的財務狀況；及

預計CEL集團將利用全數發行CEL票據所得款項淨額約99,000,000美元（相等於約768,800,000港元）收購位於中國主要城市之投資物業。CEL目前正考慮各項商機，其中包括位於北京的商業／酒店綜合大樓以及位於廣州一幢集商用／辦公室／酒店用途之綜合大樓。誠如董事會函件所述，CEL一直就收購上述投資物業主動與賣方進行磋商並預期投資約25,000,000美元（相等於人民幣200,000,000元）於上述各項目。倘若磋商未能成功達成任何共識，CEL會考慮將CEL票據認購事項的所得款項投資於目前尚在考慮階段的國內其他多用途／商住地產項目。

B. 理由

貴集團主要經營證券買賣、物業投資與買賣、持有採砂船及其他策略性投資，包括投資於在聯交所及新加坡證券交易所上市的聯營公司，以及聯交所上市公司發行的長期可兌換票據。 貴集團將不斷發掘具潛力的投資，藉以擴大收益來源。

誠如董事會函件所述，錦興董事認為中國經濟迅猛發展，國內生產總值增長強勁，國內市場對房地產特別是商業和辦公室樓宇的需求持續上升，因此對中國物業市場整體前景充滿信心。二零零八年北京奧運會即將舉行，預期將進一步振興中國經濟。錦興董事對中國房地產市場的長期潛力感到樂觀，特別是中國政府於二零零六年五月公佈宏觀調控措施與政策，冀將過熱的市場穩定下來，對今後的長遠發展應該有所增益。

據吾等所知，自二零零六年五月以來，中國政府出台一系列新貸款、稅項、貨幣政策和土地政策，以求為過熱的房地產市場降溫。國務院已頒佈新規定，限制外資流入房地產市場。新規定包括籌資要求、根據在中國經營年資限制市場進入、收緊物業借貸、提高首期付款比例和所得稅稅率、以及禁止自有資金比例不足35%的房地產發展商貸款等。外資物業發展公司在中國物業項目投資超過10,000,000美元的，其註冊資本必須達到計劃投資最少一半。未取得相關的正式土地使用權證或未繳足註冊資本的外國投資者，不得借貸。在這些新規定下，為購置物業取得融資將會較為困難。

新政策亦加強監控海外投資於物業發展行業。有意經營物業發展業務的海外投資者，必須在國內註冊成立新公司，按照中國法規申請物業發展執照。有意接收或收購中國物業公司股權的海外投資者，必須從資本儲備中撥資，一次性支付代價。

誠如CEL二零零五年年報所載，除永安旅遊（控股）有限公司及杭州中策橡膠有限公司的股權外，CEL亦於二零零四年購入及持有上海一項物業發展項目的所有股權。根據 貴公司、威倫有限公司與群龍投資有限公司於二零零六年五月二十六日聯合刊發之綜合收購建議及回應文件所載之物業估值報告，一

德祥認購協議（經日期為二零零六年八月三十日之補充協議補充）及該等交易須於股東特別大會上以投票表決方式取得獨立股東的批准。獨立董事委員會（由錦興全體獨立非執行董事郭嘉立先生、黃景霖先生及冼志輝先生組成）已成立，以考慮德祥認購協議及該等交易的條款，向獨立股東提供意見。吾等獲委聘向獨立董事委員會及獨立股東提供意見，德祥認購協議及據該協議擬進行的該等交易的條款，是否對獨立股東公平合理，符合貴公司及股東之整體利益，以及獨立股東應否於股東特別大會投票贊成有關德祥認購協議的決議案。

於達致吾等之推薦建議時，吾等依賴（其中包括）通函及若干相關協議，以及有關 貴公司及CEL之若干公開財務報表及其他業務及財務資料。吾等亦曾審閱 貴集團管理層所提供有關CEL所考慮的投資物業的若干資料。吾等亦曾考慮錦興票據的條款，並參考吾等認為相關由其他公司發行的票據。吾等曾審議CEL在二零零五年七月六日至最後實際可行日期期間的股價表現。吾等假設此等資料及陳述，以及向吾等作出之任何聲明，截至本函日期在所有重大方面均屬真實、準確及完整，吾等亦倚賴此等資料、陳述及聲明，形成吾等的意見。吾等亦假設通函所包含或轉述的一切資料、意見及聲明，截至通函刊發日期在所有重大方面均屬真實、準確及完整，而且至股東特別大會日期將仍屬如此，吾等可倚賴此等資料、意見及聲明，形成吾等的意見。錦興董事已共同及個別地為通函所載資料的準確性承擔全責，並於作出一切合理查詢後確認，盡其所知所信，通函內所表達的意見乃經審慎周詳之考慮後作出並且通函並無遺漏任何重要事實，以致通函內任何陳述產生誤導。吾等認為已審閱充份資料，可達致知情之觀點，倚賴通函所載資料的準確性，並為吾等的推薦意見提供合理基礎。此外，吾等亦相信已採取所有上市規則第13.80條規定之合理步驟，以確定吾等所獲得的資料之可靠性並達致吾等的意見。吾等並無理由懷疑錦興董事或 貴集團之管理層隱瞞任何重要資料，或任何重要資料為誤導、不真實或不準確。然而，吾等並無就此進行任何獨立詳細調查，或查核 貴集團之業務或事務或未來前景。吾等的意見必然基於最後實際可行日期的實際財務、經濟、市場及其他條件，以及吾等可以得到的資料。

主要考慮因素與理由

吾等達致意見所考慮的主要考慮因素與理由如下：

I. 所得款項用途以及發行錦興票據及進行CEL票據認購事項的理由

A. 所得款項用途

誠如董事會函件所述， 貴公司計劃發行錦興票據所得款項淨額約149,000,000美元（相等於約1,157,100,000港元）用途如下：

(i) 100,000,000美元（相等於約776,600,000港元）會作認購CEL票據之用；及

(ii) 餘下49,000,000美元（相等於約380,500,000港元）則作營運資金及日後發展之用。

以下由凱利編製致獨立董事委員會及獨立股東之函件全文，以供載入本通函：

凱利

凱利融資有限公司

香港
中環
都爹利街11號
律敦治大厦1503室

敬啟者：

發行可兑換票據、涉及向德祥企業集團有限公司發行可兑換票據之關連交易、有關認購CHINA ENTERPRISES LIMITED可兑換票據之主要交易及有關視作出售CHINA ENTERPRISES LIMITED權益之可能主要交易

吾等獲委任為獨立財務顧問，就德祥認購協議的條款及據該協議擬進行的交易（包括德祥認購事項、CEL票據認購事項及視作出售事項，合稱「該等交易」），向獨立董事委員會及獨立股東提供意見，交易詳情載於二零零六年九月八日寄發予股東之通函（「通函」）之董事會函件內，本函件為通函之一部分。除文義另有所指外，本函件所用詞語與通函內其他部分所界定者具有相同涵義。

於二零零六年七月六日， 貴公司與德祥聯合公布（其中包括） 貴公司建議向五名認購人（包括主要股東德祥）發行錦興票據，籌集約150,000,000美元（未扣除開支）。根據上市規則之定義，德祥屬關連人士，因此 貴公司根據德祥認購協議發行德祥認購人票據，構成 貴公司一項關連交易。

根據德祥認購協議， 貴公司須在簽訂德祥認購協議後，於切實可行之情況下盡快就認購CEL票據訂約。 貴公司已於二零零六年八月二十九日與CEL訂立CEL票據認購協議，以認購CEL票據。根據上市規則，CEL票據認購事項構成 貴公司之主要交易。

假設錦興票據持有人悉數行使其交換權，並將按此交換之CEL票據全數兑換為CEL股份， 貴公司於CEL之間接權益將會由約58.11%減至約12.37%。根據上市規則第14.29條，向認購人配發該等CEL股份乃視作為 貴公司出售其於CEL之權益。

貴公司與德祥於二零零六年八月三十日訂立的補充協議，據此，德祥認購協議會予以修訂，致使（其中包括）德祥認購協議將於德祥收購建議結束或失效（以較早者為準）時方告完成。

以下為獨立董事委員會就有關德祥認購協議及其項下擬進行之交易(包括德祥認購事項)、CEL票據認購事項及視作出售事項向獨立股東提出推薦建議而發出之函件全文:


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

敬啟者:

發行可兑換票據、
涉及向德祥企業集團有限公司發行可兑換票據之關連交易、
有關認購CHINA ENTERPRISES LIMITED
可兑換票據之主要交易
及
有關視作出售CHINA ENTERPRISES LIMITED權益
之可能主要交易

吾等已獲委任為獨立董事委員會成員,就有關德祥認購協議、CEL票據認購事項及視作出售事項向 閣下提出意見,有關詳情載於本公司於二零零六年九月八日刊發之通函(「通函」)之董事會函件內。除文義另有所指外,本函件所用詞彙與通函所界定者具相同涵義。

經考慮通函第27至第46頁所載有關凱利的意見及推薦建議,吾等認為認德祥購協議之條款及其項下擬進行之交易(包括德祥認購事項)、CEL票據認購事項及視作出售事項就獨立股東而言屬公平合理,而德祥認購事項、CEL票據認購事項及視作出售事項均符合本公司及股東之整體利益。因此,吾等建議獨立股東投票贊成於股東特別大會上將予提呈之普通決議案,以批准德祥認購協議及其項下擬進行之交易(包括德祥認購事項)、CEL票據認購事項及視作出售事項。

此　致

列位獨立股東　台照

獨立董事委員會
郭嘉立　　黃景霖　　冼志輝
謹啟

二零零六年九月八日

* 僅供識別

股東特別大會

錦興將舉行股東特別大會，以考慮及酌情批准關於：(i)認購協議項下擬進行之交易（包括發行錦興票據及因行使錦興票據所附兑換權而須予發行及配發之兑換股份）；(ii)CEL票據認購事項；及(iii)視作出售事項所需之決議案。於最後實際可行日期，陳博士擁有德祥已發行普通股股本約34.99%及錦興已發行股本約0.64%之權益。按照上文所述並考慮到賣方向其威建議出售之出售股份，德祥、陳博士、賣方及彼等各自的聯繫人將就認購協議、CEL票據認購事項及視作出售事項之相關決議案放棄投票。有關決議案將於股東特別大會上以數票表決方式表決。

召開股東特別大會之通告載於本通函第158頁至159頁，會上將提呈一項普通決議案以批准認購協議、CEL票據認購事項及視作出售事項。

如　閣下未能出席股東特別大會，務請依照本通函隨附之代表委任表格按其列印之指示填妥及簽署該表格，並盡快交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願親身出席大會或其任何續會，並在會上投票。

推薦建議

經考慮凱利所提供的意見，獨立董事委員會認為，德祥認購協議之條款及其項下擬進行之交易（包括德祥認購事項）、CEL票據認購事項及視作出售事項誠屬公平合理，而德祥認購事項、CEL票據認購事項及視作出售事項則符合本公司及股東之整體利益，因此，建議獨立股東投票贊成於股東特別大會上將予提呈之普通決議案，以批准德祥認購協議及其項下擬進行之交易（包括德祥認購事項）、CEL票據認購事項及視作出售事項。

獨立董事委員會函件之全文載於本通函第26頁。載有其向獨立董事委員會及獨立股東提供之意見之凱利函件全文以及達致其意見所考慮的主要因素及理由載於本通函第27至第46頁。

錦興董事認為，認購事項、CEL票據認購事項及視作出售事項乃符合本公司及股東之整體利益，故此建議獨立股東投票贊成於股東特別大會上提呈之普通決議案。

其他資料

務請　閣下垂注獨立董事委員會及凱利函件全文以及本通函各附錄所載之附加資料。

此　致

列位股東　台照及
錦興現有債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零六年九月八日

認購事項、CEL票據認購事項及視作出售事項之財務影響

本通函附錄二所載乃本集團未經審核備考財務資料，其中闡明認購事項、CEL票據認購事項及視作出售事項對本集團的資產及負債之財務影響（假設認購事項、CEL票據認購事項及視作出售事項已於二零零六年三月三十一日完成）。

誠如本通函附錄二本集團之未經審核備考財務資料所示，認購事項、CEL認購事項及視作出售事項將不會對本集團綜合資產淨值構成任何重大影響。然而，視作出售事項將估計導致一筆約219,800,000港元的虧損。該項虧損代表兌換CEL票據前CEL之資產淨值之54.6%與悉數兌換CEL票據後CEL之資產淨值11.63%間之差額。基於該項虧損只代表會計賬面虧損並將不會影響本集團的現金流動狀況，並考慮到視作出售事項成為籌措資金活動的部分以及上述有關發行錦興票據及CEL票據認購事項的裨益，錦興董事認為在此等情況下，視作出售事項所導致的虧損尚可接受。

本集團之前景

隨著於二零零六年四月完成出售電腦相關產品及電子消費產品貿易及製造、分銷及推廣資料儲存媒體產品之業務，以及收購群龍98.92%的股權作為本公司於亞洲及中國內地投資工具後，本集團及其聯營公司的業務範圍廣泛，包括物業發展及買賣、輪胎及包裝物料的製造及市場推廣、採砂、旅行團業務、旅遊、酒店業務、保健業務、娛樂及收費電視、家居消費產品的買賣及分銷以及投資控股。本集團將不斷發掘具潛力的投資，藉以擴大收益來源，包括投資於各間在不同證券交易所上市的聯營公司及由上市公司發行的長期可兌換票據。

發行錦興票據所得款項為本集團提供認購CEL票據、營運資金及未來發展所需的財務資源，而發行CEL票據所得款項則預期供CEL集團收購國內投資物業之用。鑒於國內經濟發展迅速，而國內生產總值亦顯著增長，故錦興董事對中國市場的整體前景充滿信心，並相信認購CEL票據可為本集團帶來更大的靈活性，在錦興董事認為合適的情況下額外收購CEL的股權，故認購CEL票據之舉誠屬恰當。錦興董事深信，本集團日後將繼續為股東的價值帶來貢獻。

獨立意見

錦興已成立獨立董事委員會向獨立股東提供意見，錦興並已委聘凱利擔任獨立財務顧問，以就德祥認購協議之條款及其項下擬進行之交易（包括德祥認購事項）、CEL票據認購事項及視作出售事項，分別向獨立董事委員會及獨立股東提供意見。

過去十二個月之股本集資活動概要

自聯合公佈日期前的過去十二個月內，本公司並無進行任何其他股本集資活動。

上市規則之含意

認購事項及有關德祥認購事項之關連交易：

德祥（透過其間接全資附屬公司）為主要股東，於德祥認購協議日期持有已發行股份總額約23.31%，根據上市規則，德祥因而成為錦興之關連人士。因此，根據上市規則，錦興根據德祥認購協議向德祥發行德祥認購人票據構成錦興之關連交易。認購協議須同時完成，而倘所有其他認購人並無根據相關認購協議完成認購事項，則概無認購人有責任完成認購協議。有鑒於此，認購協議須經獨立股東於股東特別大會上以數票方式表決批准有關決議案，方可作實。於最後實際可行日期，陳博士在德祥已發行普通股股本中擁有約34.99%權益，及在錦興已發行股本中擁有約0.64%權益。按照上文所述並考慮到賣方向其威出售出售股份之建議，德祥、陳博士、賣方及彼等各自之聯繫人士將會就關於認購協議之相關決議案放棄於股東特別大會上投票。

有關CEL票據認購事項之主要交易：

根據上市規則，認購協議項下擬進行之CEL 票據認購事項構成錦興之主要交易。CEL票據認購事項須經獨立股東在股東特別大會上批准，方可作實。倘錦興行使隨附於CEL票據的兑換權，則錦興將遵守上市規則有關條文的規定（包括如有需要，任何的股東批准規定）。現時，錦興並無計劃行使隨附於CEL票據之兑換權。由於德祥及陳博士在德祥認購協議中擁有權益，而賣方於建議向其威出售之出售股份擁有權益，德祥、陳博士、賣方及彼等各自之聯繫人士將須就CEL票據認購事項之相關決議案放棄於股東特別大會上投票。就錦興董事所知悉，於最後實際可行日期，概無CEL股東持有任何股份。

有關視作出售CEL權益之主要交易：

誠如上文CEL之股權架構所載述，假設票據持有人悉數行使彼等之交換權，在票據持有人將按此交換之CEL票據全數兑換為CEL股份後，錦興（透過其附屬公司）於CEL之股權將會由約58.11%減至約12.37%。根據上市規則第14.29條，向認購人配發CEL股份乃視為錦興出售於CEL之權益。根據上市規則，視作出售事項構成錦興之主要交易，故須經由獨立股東於股東特別大會上批准，方可作實。由於德祥及陳博士在認購協議中擁有權益，而賣方於建議向其威出售之出售股份擁有權益，德祥、陳博士、賣方及彼等各自之聯繫人士將須就視作出售事項之相關決議案放棄投票。

於最後實際可行日期，德祥是否行使德祥認購人票據所附交換權、行使時間或行使範圍均未有任何定論。德祥行使交換權之範圍有賴多個因素，如CEL集團之未來財務狀況與業務前景、CEL股份之市場表現以及其他認購人行使交換權之程度。因此，德祥是否行使附於CEL票據的兑換權、行使時間或行使範圍均未有任何定論。倘德祥行使其附於CEL票據之兑換權，則德祥將遵守上市規則之有關規定（包括如有需要，任何的股東批准規定）。

對股東之攤薄效應

鑒於現有股東將因票據所附兑換權獲行使而導致日後股權攤薄，錦興將向錦興股東知會攤薄水平及兑換詳情如下：

(i) 錦興將於完成後每月於聯交所網站發表公佈（「每月公佈」）。該公佈將於各曆月完結後第五個營業日或之前發表，並將以列表形式載入以下詳情：

 (a) 有關月份是否有任何錦興票據獲兑換。如有兑換，則詳列有關詳情，包括兑換日期、所發行之新股份數目及每次兑換之兑換價。如有關月份並無兑換，則發出有關之否定聲明；

 (b) 在兑換後之尚餘錦興票據數目（如有）；

 (c) 因有關月份之其他交易而發行之新股份總數，包括因行使根據錦興任何購股權計劃（如有）所授出之購股權而發行之新股份；

 (d) 錦興於有關月份開始時及最後一日之已發行股本總額；及

(ii) 除每月公佈外，倘因錦興票據獲兑換而發行之新股份累積數額達錦興已發行股本5%（見對上每月公佈或錦興其後就錦興票據發表之任何公佈（視情況而定）所披露）（及其後以該5%上限之倍數），則於對上每月公佈或關於錦興票據之任何其後公佈當日（視情況而定）至因兑換而發行之股份額達錦興已發行股本5%（按對上每月公佈或錦興關於錦興票據之任何其後公佈當日（視情況而定）所披露）當日止期間，錦興將於聯交所網站發表公佈，包括上文第(i)段所述之詳情。

下表載列在完成時，CEL的股本結構：

	附有投票權普通股 －每股面值0.01美元	CEL股份
法定：	20,000,000股	50,000,000股
已發行：	無	9,017,310股

假設CEL股本概無發生其他變化，下表載列(i)於最後實際可行日期，且計及所有附有投票權普通股已兑換為CEL股份後；(ii)錦興以初步兑換價每股CEL股份3.0美元悉數兑換CEL票據後；(iii)假設德祥已悉數行使其交換權將錦興票據交換為CEL票據，且由德祥持有的CEL票據被德祥悉數兑換為CEL股份後及(iv)假設認購人悉數行使其交換權將錦興票據交換為CEL票據，而CEL票據持有人（包括德祥）以初步兑換價每股CEL股份3.0美元悉數兑換為CEL股份後之股本架構。

	於最後實際可行日期並於完成後		錦興以初步兑換價每股CEL股份3.0美元悉數兑換CEL票據後		假設德祥已悉數行使其交換權將錦興票據交換為CEL票據，且由德祥持有的CEL票據悉數被兑換為CEL股份後		假設認購人悉數行使其交換權將錦興票據交換為CEL票據，且CEL票據持有人（包括德祥）以初步兑換價每股CEL股份3.0美元悉數兑換為CEL股份後	
	CEL股份	%	CEL股份	%	CEL股份	%	CEL股份	%
錦興	5,239,800	58.11	38,573,133	91.08	5,239,800	20.40	5,239,800	12.37
德祥（附註1）	–	–	–	–	16,666,666	64.89	16,666,666	39.35
其他認購人（附註2）	–	–	–	–	–	–	16,666,667	39.35
其他CEL股東	3,777,510	41.89	3,777,510	8.92	3,777,510	14.71	3,777,510	8.93
總計	9,017,310	100.00	42,350,643	100.00	25,683,976	100.00	42,350,643	100.00

附註：

1. 倘德祥悉數行使其交換權將其錦興票據交換為CEL票據，則德祥將持有本金額約為50,000,000美元的CEL票據。

2. 倘其他認購人悉數行使彼等之交換權將其各自的錦興票據交換為CEL票據，則其他認購人將持有本金總額約為50,000,000美元的CEL票據。

於最後實際可行日期，德祥是否行使錦興票據所附兑換權、行使時間或行使範圍均未有任何定論。德祥行使隨附於錦興票據兑換權之範圍有賴多個因素，如本集團之未來財務狀況與業務前景、股份之市場表現以及其他認購人行使隨附於彼等的錦興票據的兑換權之程度。德祥於兑換德祥認購人票據以取得任何錦興投票權時，將遵守收購守則的相關條文。

錦興及錦興董事將會採取適當措施以確保緊接錦興票據兑換後以及在錦興票據期限內任何時候，股份有足夠的公眾持股量。

聯交所表明，倘認購事項完成，而公眾人士持有之已發行股份少於25%，其將密切監察股份交投的情況。倘聯交所認為，股份買賣存在或可能存在虛假市場，或公眾人士持有之股份數目不足以維持有秩序市場，則其將考慮行使其酌情權暫停股份買賣，直至公眾持股量達致足夠水平為止。

於二零零六年九月一日，德祥與錦興聯合宣佈，其威就其收購22,812,359股股份於二零零六年八月十七日與賣方（一名獨立第三方）訂立一份有條件協議（於二零零六年八月二十八日予以補充）。倘上述協議成為無條件，其威須根據收購守則第26.1條提出有條件強制性現金收購建議，以收購全部已發行股份（其威及其一致行動人士（不包括Cobbleford Limited）已經擁有或同意收購者除外），並根據收購守則第13條向錦興現有債券持有人按同等基礎提出收購建議（其威及其一致行動人士（不包括Cobbleford Limited）已經擁有或同意收購者除外）。認購協議須於德祥收購建議結束或失效（以較早者為準）時方告完成。上述錦興之持股架構並無計入德祥收購建議之結果。

CEL之股權架構

下表載列於最後實際可行日期之CEL股本結構：

	附有投票權普通股 一每股面值0.01美元	CEL股份
法定：	20,000,000股	50,000,000股
已發行：	3,000,000股	6,017,310股

每股附有投票權普通股有10票投票權，而每股CEL股份則有1票投票權。除上述的投票權區別外，CEL的附有投票權普通股和CEL股份在所有方面均享有同等地位，包括分派權。

於最後實際可行日期，錦興透過其附屬公司間接持有3,000,000股CEL附有投票權普通股及合共2,239,800股CEL股份，佔CEL股權約58.11%。根據認購協議，完成的先決條件是所有已發行的CEL附有投票權普通股必須以一兑一基準兑換為CEL股份。因此，在完成後，假設除上述附有投票權普通股獲兑換外，CEL股本概無變化，則將發行合共9,017,310股CEL股份，而錦興將透過其附屬公司間接持有5,239,800股CEL股份，佔CEL已發行股本約58.11%。CEL票據以初步兑換價每股CEL股份3.0美元獲悉數兑換後，將發行合共33,333,333股CEL股份。

錦興之股權架構

假設錦興之股本並無其他變動，以下載列(i)於最後實際可行日期及緊隨認購事項完成後；(ii)於德祥及陳博士悉數兌換錦興現有債券後；(iii)於德祥及陳博士悉數兌換錦興現有債券及錦興票據獲悉數兌換後；(iv)於德祥及陳博士悉數兌換錦興現有債券及僅德祥認購人票據獲悉數兌換後；及(v)僅德祥認購人票據獲悉數兌換後之錦興股權架構。

	於最後實際可行日期及緊隨認購事項完成後		於德祥及陳博士悉數兌換錦興現有債券後		於德祥及陳博士悉數兌換錦興現有債券及錦興票據獲悉數兌換後		於德祥及陳博士悉數兌換錦興現有債券及僅德祥認購人票據獲悉數兌換後		僅德祥認購人票據獲悉數兌換後	
	股份	%	股份	%	股份	%	股份	%	股份	%
德祥（附註1）	60,516,951	24.16	71,179,871	27.23	218,238,694	39.28	218,238,694	53.43	207,575,774	52.22
陳博士（附註1、2及3）	1,600,000	0.64	1,915,756	0.73	1,915,756	0.34	1,915,756	0.47	1,600,000	0.40
陳國鴻先生（附註3）	1,600,000	0.64	1,600,000	0.61	1,600,000	0.29	1,600,000	0.39	1,600,000	0.40
張漢傑先生（附註3）	6	-	6	-	6	-	6	-	6	-
石禮謙太平紳士（附註3）	32	-	32	-	32	-	32	-	32	-
Cobbleford Limited（附註4）	10,002,653	3.99	10,002,653	3.83	10,002,653	1.80	10,002,653	2.45	10,002,653	2.52
其他一致行動人士（附註5）	52,000	0.02	52,000	0.02	52,000	0.01	52,000	0.01	52,000	0.01
德祥及其一致行動人士	73,771,642	29.45	84,750,318	32.42	231,809,141	41.72	231,809,141	56.75	220,830,465	55.55
Yap, Allan博士（附註2）	4,850,000	1.94	4,850,000	1.86	4,850,000	0.87	4,850,000	1.19	4,850,000	1.22
呂兆泉先生（附註2）	3,350,000	1.34	3,350,000	1.28	3,350,000	0.60	3,350,000	0.82	3,350,000	0.84
Stark Funds	-	-	-	-	127,450,979	22.94	-	-	-	-
Evolution	-	-	-	-	19,607,843	3.53	-	-	-	-
其他公眾股東	168,483,427	67.27	168,483,427	64.44	168,483,427	30.34	168;483,427	41.24	168,483,427	42.39
公眾股東總數	168,483,427	67.27	168,483,427	64.44	188,091,270	33.87	168,483,427	41.24	168,483,427	42.39
總計	250,455,069	100.00	261,433,745	100.00	555,551,390	100.00	408,492,568	100.00	397,513,892	100.00

附註：

(1) 於最後實際可行日期，德祥透過其間接全資附屬公司其威及Hollyfield Group Limited實益擁有60,516,951股股份。德祥亦透過Hollyfield Group Limited持有面值為95,966,280港元的錦興現有債券。在該錦興現有債券以每股股份初步兌換價9.0港元獲悉數兌換後，Hollyfield Group Limited將獲發行10,662,920股股份。陳博士持有面值2,841,810港元的錦興現有債券。在該錦興現有債券以每股股份初步兌換價9.0港元獲悉數兌換後，陳博士將獲發行315,756股股份。

(2) 錦興董事。

(3) 德祥董事。

(4) Cobbleford Limited為和記黃埔有限公司間接全資附屬公司。

(5) 張樹穩先生為一家公司之唯一股東，而該公司於德祥持有50%權益的聯營公司持有50%權益。

愈見殷切，錦興董事對中國地產市場整體前景充滿信心。考慮到二零零八年北京奧林匹克運動會，預期會進一步刺激中國經濟，錦興董事對中國地產市場的長遠前景感到樂觀，尤其是在中國政府近期於二零零六年五月公佈的宏觀調控措施及政策後，是有助穩定過熱的市場及對其未來發展有利。CEL於中國從事貿易及製造業務超過10年，並於二零零四年六月開始經營中國地產業務。CEL擁有一支約由三至五名具中國地產行業經驗的人員組成的隊伍，由一名積愈10年中國地產市場實踐經驗的專業經理領導。憑著此專業隊伍的專業知識，CEL與業務夥伴已發展一套網絡，發掘國內地產市場的投資機會。考慮到CEL集團在中國的據點，配合其管理團隊在中國的網絡，錦興董事認為，由CEL進行中國地產市場的擴展計劃是合理的。因此，錦興董事認為CEL為適合工具，本集團可藉此擴展其中國房地產市場的業務。

董事認為，發行具兌換特質的錦興票據將使本集團的財政能力更加穩健，而且，能在沒有即時攤薄現有股東股權之情況下為CEL票據認購事項籌集資金。鑒於上述CEL集團擬定所得款項用途以及CEL之擴展計劃，錦興董事認為，CEL票據認購事項有助本集團能更靈活進一步收購錦興董事認為恰當的CEL股本權益。

考慮到認購事項大部分所得款項將作為CEL票據認購事項之用途，錦興票據已附有可交換為CEL票據之權利，為認購人提供一個機會，於錦興票據較長之屆滿期內，在CEL集團之擴展計劃中發揮槓桿作用。倘認購人行使其交換權及隨附於CEL票據的兌換權，本集團可繼續透過已減持的CEL股權而從CEL的任何正面發展中獲益。錦興董事認為，認購事項、CEL票據認購事項、錦興票據及CEL票據之條款屬公平合理，而認購事項及CEL票據認購事項乃符合錦興及股東之整體利益。

以下為CEL及其聯營公司於最後實際可行日期之股權架構:


德祥(附註1)
24.16%(附註2)
錦興(附註1)
58.11%(附註3)
CEL(附註4)
20.29%
26%
永安旅遊(控股)有限公司
(附註1)
杭州中策橡膠有限公司

附註:

1. 在聯交所主板上市。

2. 指間接持股量。

3. 指間接持股量。於最後實際可行日期,錦興持有CEL約54.6%之有效股本權益及約87.8%之有效投票權權益。

4. CEL普通股股份在美國場外(場外)交易所議價板買賣。

進行認購事項及CEL票據認購事項之理由以及有關所得款項用途

本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資,包括於聯交所及新加坡證券交易所有限公司上市的聯營公司之投資及於聯交所上市之公司發行之長期可兑換票據之投資。錦興本身為一間投資控股公司。

隨著本集團於二零零六年四月二十八日完成出售電腦相關產品及電子消費產品貿易,以及生產、分銷及推廣資料儲存媒體產品之業務後,本集團一直專注證券買賣、物業投資及買賣以及其他策略性投資,而本集團會繼續發掘具潛力之投資,藉以擴大收益來源。

本集團計劃,將認購事項所得款項淨額約149,000,000美元(相等於約1,157,100,000港元),其中100,000,000美元(相等於約776,600,000港元)用作認購CEL票據,而49,000,000美元(相等於約380,500,000港元)則作為營運資金及日後發展之用途。CEL集團計劃將發行CEL票據所得款項淨額約99,000,000美元(相等於約768,800,000港元)用作收購中國國內投資物業,前提是須就此訂立適當之合約方可作實。CEL目前正考慮各項商機,其中包括位於北京的商業/酒店綜合大樓以及位於廣州一幢集商用/辦公室/酒店用途之綜合大樓。CEL一直就收購上述投資物業主動與賣方進行磋商。各項目的潛在投資額約25,000,000美元。於最後實際可行日期,CEL尚未就任何投資落實任何協議。倘若未能實現上述項目,CEL會考慮將CEL票據認購事項所得款項投資於CEL目前著眼的國內其他多用途/商住地產項目。鑒於該等具有潛力的投資機會,錦興董事認為CEL票據的認購額是恰當的。憑藉中國急速的經濟發展,配合國內生產總值的輝煌增長,國內物業(以商業及辦公室大樓為甚)需求

有關CEL之資料

CEL於一九九三年一月二十八日於百慕達註冊成立，其普通股股份在美國場外（場外）交易議價板買賣。於最後實際可行日期，CEL持有永安旅遊（控股）有限公司（該公司之股份在聯交所主板上市）約20.29%權益。永安旅遊（控股）有限公司之主要業務為組辦旅行團、旅遊和其他相關服務，並在香港、澳門、加拿大和英國設有分支機構，以及經營酒店營運業務。於最後實際可行日期，CEL持有杭州中策橡膠有限公司26%權益，該公司主要在中國及其他海外國家從事輪胎製造和銷售業務。鑒於CEL的業務是透過其聯營公司進行，故截至二零零四年及二零零五年十二月三十一日止兩個年度，CEL並無錄得任何營業額。

下表概述根據美國公認會計原則編製之CEL集團截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度各年之經審核綜合業績：

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	人民幣千元	人民幣千元	人民幣千元
營業額	無	無	2,808,369
除所得稅及少數股東權益前之持續經營業務（虧損）溢利	(22,241)	181,942	151
年度（虧損）收入淨額	(26,324)	181,942	(64,541)
其他綜合收入（開支）			
－有關聯屬公司之外幣換算調整	3,181	(1,092)	1,636
綜合（虧損）收入	(23,143)	180,850	(62,905)

下表概述根據美國公認會計原則編製之CEL集團於二零零三年、二零零四年及二零零五年十二月三十一日之經審核綜合資產負債表：

	於十二月三十一日		
	二零零五年	二零零四年	二零零三年
	人民幣千元	人民幣千元	人民幣千元
流動資產	133,973	190,418	118,386
長期資產	550,300	600,908	391,280
資產總值	684,273	791,326	509,666
流動負債總值	(21,675)	(73,345)	(36,841)
應付同系附屬公司款項	–	(50,000)	–
股東權益總額	662,598	667,981	472,825

CEL票據的條款與錦興票據者大致相同，其中包括上文第2節「認購錦興票據」一段所述之主要條款（不包括有關交換權之條款），惟下列各項則除外：

(a) CEL票據之本金額為100,000,000美元（相等於約776,600,000港元）；

(b) 每股CEL股份之初步兌換價為3.0美元；

(c) 若錦興（而不是德祥）及其一致行動人士以外之其他人士取得CEL之控制權或與該等人士整合或合併CEL大部份資產，（使CEL票據持有人有權尋求提早贖回CEL票據）即界定為CEL之控制權變動；及

(d) CEL票據之條款及條件有別於錦興票據，但須以遵照適用法律、法規及上市規則為限。該等變動須由認購人合理行事並以書面形式批准。

根據認購協議，錦興須在不遲於完成後兩個營業日內（或認購人可能書面同意之較長期間）完成認購CEL票據。

CEL票據之初步兌換價為每股CEL股份3.0美元，較：

- 於二零零六年六月二十七日（即認購協議日期）於美國場外（場外）交易議價板所報每股CEL股份之收市價2.55美元溢價約17.6%；

- 截至二零零六年六月二十七日止（包括該日）之最後十個交易日於美國場外（場外）交易議價板所報每股CEL股份之平均收市價2.505美元溢價約19.8%；及

- 於最後實際可行日期於美國場外（場外）交易議價板所報每股CEL股份之收市價1.90美元溢價約57.9%。

CEL票據之初步兌換價乃認購人、錦興及CEL經公平磋商並參照CEL股份於聯合公佈日期前之現行市價後釐定。待CEL票據按每股CEL股份初步兌換價3.0美元獲悉數兌換後，CEL將會發行合共33,333,333股CEL股份，佔CEL於最後實際可行日期已發行股份總數（假設CEL附有投票權股份已兌換為CEL股份）約369.7%及CEL因該等兌換而經擴大之已發行股份總數約78.7%。

根據錦興票據及CEL票據之條款，錦興票據及CEL票據各自之預期到期收益率為每年約2.89%。

地位：　錦興票據將與錦興所有其他現時及日後之無抵押及非後償責任具有同等地位（包括錦興現有債券）。

因行使錦興票據所附兌換權而將予發行之兌換股份，在各方面均與錦興票據所附兌換權獲行使當日全部其他已發行股份具有同等地位。

認購CEL票據

根據認購協議的條款，錦興與CEL於二零零六年八月二十九日訂立CEL票據認購協議，據此，在達成若干先決條件的情況下，錦興同意認購而CEL同意發行CEL票據，認購價100,000,000美元須於完成時以現金支付。CEL票據認購協議須待以下條件達成後，方屬完成：－

(i) 必須大多數獨立股東（如有需要）於股東大會上通過所有所需的決議案，以批准發行錦興票據、認購CEL票據、交換錦興票據以轉讓CEL票據以及因CEL票據承讓人行使兌換權而導致的任何視作錦興出售CEL權益的事項；

(ii) 錦興票據予以發行；

(iii) 錦興接獲由香港及百慕達律師分別於CEL票據認購事項完成日期發出而形式及內容均獲其（在合理行事下）信納之法律意見（有關CEL票據認購協議之合法性及強制執行性），以及美國律師於完成日期發出之法律意見（致使就CEL發售及出售CEL票據可獲豁免遵守美國證券法第5條之註冊規定）；

(iv) 如有需要，增加CEL之法定股本以配合兌換CEL票據時發行CEL股份，及百慕達金融管理局已批准發行上述增加法定股本所允許發行之CEL股份、發行CEL票據及CEL票據之可轉讓性以及兌換CEL票據時將予發行的CEL股份；及

(v) CEL於認購協議作出之保證於作出時在各重大方面均屬真實、完整且並無含有誤導成份，並於CEL票據認購事項完成時在各重大方面誠屬真實、完整及準確且並無含有誤導成份。

倘發生錦興票據條款及條件所列明之違約情況，包括常規失責事項，如股份上市地位被撤銷或因錦興及其行政人員的失責而長期停牌、違反該等條款、無力償還事項、其他債務付款責任的交叉失責事項及未能於完成錦興票據發行後兩個營業日內發行CEL票據，票據持有人亦可要求錦興按相當於當時尚未贖回錦興票據之本金額另加應計利息贖回票據。

可轉讓性： 錦興票據可自由轉讓，惟在未獲錦興事先書面同意前不得轉讓予錦興之關連人士（除非票據持有人本身為一名關連人士而承讓人為其聯繫人士）。錦興向聯交所承諾，倘其知悉任何錦興之關連人士買賣錦興票據，將即時知會聯交所。

兌換期： 由錦興票據發行日期後第七日（不包括當日）起至到期日前七日（包括當日）止期間之任何營業日，每名票據持有人有權按當時有效之兌換價，將錦興票據之全部或任何部分（為500,000美元或其完整倍數）本金額兌換為股份。

兌換股份： 按初步兌換價悉數兌換錦興票據後，錦興將發行合共294,117,645股股份，佔於最後實際可行日期已發行股份總數約117.4%及因該等兌換而經擴大之已發行股份約54.0%。

交換權： 受限於擬用作促使遵守有關規則及規例之若干限制，每名票據持有人有權不時將錦興票據全部或部分（為500,000美元或其完整倍數）按初步本金額交換相同本金額的CEL票據，惟最高金額相當於每名票據持有人持有之錦興票據賬面值約66.6%。

投票權： 票據持有人不會僅因作為一名票據持有人而有權收取錦興任何股東大會之通告、出席該等股東大會或於會上投票。

上市： 錦興票據不會申請於聯交所或任何其他證券交易所上市。錦興將會申請因行使錦興票據所附兌換權而將予發行之兌換股份上市及買賣。

2. 錦興票據之主要條款

本金總額：　150,000,000美元（相等於約1,164,900,000港元）

初步兌換價：　每股股份0.51美元（相等於約3.96港元），於若干情況下可作常規反攤薄調整（如股份合併、股份分拆、資本化發行、資本分派、供股及發行其他股本或股本衍生工具）。

每股股份之初步兌換價0.51美元（相等於約3.96港元），較：

- 於最後交易日於聯交所所報每股股份之收市價3.625港元溢價約9.2%；
- 截至最後交易日止（包括該日）之最後十個交易日於聯交所所報每股股份之平均收市價3.845港元溢價約3.0%；及
- 最後實際可行日期於聯交所所報每股股份之收市價3.71港元溢價約6.7%。

初步兌換價乃認購人及錦興經公平磋商並參照股份於聯合公佈日期前當時之市價後釐定。

利率：　年利率1.0%，須於每年其後支付

到期日：　發行錦興票據當日起計第五週年

贖回：　除非先前由錦興兌換或交換或贖回，否則錦興將於到期日按相當於尚未贖回之錦興票據本金額110%之贖回價贖回錦興票據。

倘於到期日前錦興控制權出現變動（除德祥及／或其一致行動人士以外之人士取得錦興之控制權或錦興大部分資產與該等人士綜合或合併），則票據持有人可要求錦興按相當於當時尚未贖回之錦興票據本金額110%之贖回價另加應計利息贖回票據。

倘CEL股份獲准於納斯達克市場或其他證券交易所上市（由尋求批准上市時持有尚未贖回CEL票據之本金額最少75%之票據持有人批准），而股份並未於發行錦興票據日期後第三十個月屆滿前上市，則票據持有人可於不少於30日之指定期間內要求錦興按相當於當時尚未贖回之錦興票據本金額106%之贖回價另加應計利息贖回全部（並非部份）錦興票據。

由認購人提出終止

認購人可於完成日期向錦興支付錦興票據款項前任何時間內，向錦興發出事先通知終止認購協議倘：

(i) 發展、發生或實行：

(a) 任何事件、事態發展或變動（不論是否屬本地、全國或國際性質或屬於認購協議日期之前、當日及／或之後發生或持續發生之連串事件、事態發展或變動一部分），包括有關現時政治、軍事、工業、金融、經濟、庫務、法規或其他性質之事件或變動或事態發展，而導致香港或美國之政治、經濟、庫務、金融、法規或股市狀況出現重大不利變動或預期將會導致該等狀況出現重大不利變動；

(b) 基於特殊財政情況或其他原因以致令證券於聯交所或美國場外交易議價板之買賣全面被施加任何凍結、暫停買賣或重大限制；

(c) 本地、全國或國際證券市場之狀況出現任何重大不利變動；

(d) 引入任何新法例或規例或更改任何現有法例或規例或香港或任何其他司法權區之任何法院或其他主管機關更改其任何詮釋或應用並與本集團有關，而此舉將對錦興或CEL之業務或財政或貿易狀況構成重大及不利影響；

(e) 任何暫停買賣股份超過十(10)個營業日之期間，惟因批准聯合公佈而暫停買賣除外；

(f) 涉及香港或其他地區之未來稅項或外匯管制（或實施外匯管制）之變動或發展，而此舉將對錦興之業務、財政或貿易狀況構成重大及不利影響；或

(g) 任何第三方對本集團任何成員公司提出任何重大訴訟或申索，而該等訴訟或申索將對錦興之業務、財政或貿易狀況構成重大及不利影響，

且據認購人在合理行事下認為，可合理地預期將會或已經對錦興之狀況（財政或其他方面）或盈利、業務事宜或業務前景構成重大不利影響；或

(ii) 認購人獲悉錦興於認購協議內作出之任何保證遭到任何違反，或在認購協議日期或之後並於完成前已經發生任何事件或出現任何事宜，而該等事件或事宜之發生或出現將令上述任何保證於任何重大方面失實、不確或含有誤導成分或（認購人於合理行事下認為）對錦興之業務或財政狀況構成重大及不利影響；或

(iii) 錦興在任何重大方面違反或未能履行其在認購協議下之任何責任。

(vi) 認購人接獲由香港及百慕達律師分別於完成日期發出而形式及內容均獲認購人信納(在合理行事下)之法律意見(有關根據香港及百慕達法律對認購協議、錦興票據、有關CEL票據之認購協議及CEL票據之合法性及強制執行性),以及美國律師於完成日期發出之法律意見(致使就CEL提供及出售CEL票據可獲豁免遵守美國證券法第5條之註冊規定);

(vii) 如有需要,增加錦興之法定股本以配合發行兌換股份,及百慕達金融管理局已批准就發行因上述增加法定股本所允許發行之股份、發行錦興票據及兌換股份,以及錦興票據及兌換股份之可轉讓性;

(viii) 錦興於認購協議作出之保證於作出時在各重大方面均屬完整、準確且並無含有誤導成份,並於完成時在各方面乃屬真實、完整、準確且並無含有誤導成份,猶如於完成時作出無異;

(ix) 提供認購人所信納之證據,以證明所有已發行附有投票權的CEL股份已轉換為CEL股份;

(x) 就收購守則而言,德祥收購建議之結束或失效(以較早者為準);及

(xi) 倘緊隨德祥收購建議結束後,股份的公眾持股量不足以符合上市規則第8.08(1)(a)條之規定,錦興須於公眾持股量回復至上述規則規定之水平當日以書面形式知會認購人。

所有認購協議須於同時完成,倘所有其他認購人均未能根據相關認購協議完成認購,則概無認購人有責任落實完成。倘相關認購人未能於二零零六年十二月二十九日或之前(或認購協議各訂約方可能書面協定之較後日期)達成或獲豁免(就上述第(vi)、(viii)及(xi)項條件而言)任何上述先決條件,認購協議將隨即失效,且不再具有其他效力,而認購協議各訂約方概不得根據認購協議向其他訂約方提出任何申索或責任或義務。

德祥於二零零六年八月二日宣佈,德祥決定不會進行申請清洗豁免,故上文所載(i)(b)及(iv)項條件不再適用。德祥於兌換德祥認購人票據以取得任何錦興投票權時將遵守收購守則的相關條文。

除上文所述及(v)項條件外,於最後實際可行日期並無達成或豁免任何其他條件。

完成:

待上述認購協議之先決條件達成或豁免後,完成將於以下日期(以較後者為準)作實:

(i) 達成或豁免(視乎情況而定)條件日期後第三個營業日;及

(ii) 錦興與認購人以書面形式協議達成最後一項先決條件當日起計60日內任何一個營業日,倘若雙方並無訂立任何協議,則上述60日期間之最後一日,

或認購協議的訂約方可能以書面形式協議的任何其他日期。

根據Stark Investments所提供的資料，Stark Master於全球進行證券投資，而Stark Asia及Centar Investments則集中於亞洲之投資。Stark Funds的亞洲投資均由同一位投資經理Stark Investments管理。Stark Investments所管理的各種基金總資產約為80億美元。

Evolution為Evolution Capital Management LLC所管理的私募基金。根據Evolution提供的資料，該基金的投資覆蓋整個亞洲市場的多種金融產品。Evolution Capital Management LLC所管理的基金資產淨值總額約為10億美元。

錦興確認，據錦興董事經作出一切合理查詢後所深知、得悉及確信，每名其他認購人及其他認購人各自的最終實益擁有人均為錦興及其關連人士的獨立第三方。

認購協議之條件：

各份認購協議須待以下條件達成後，方告完成：

(i) 所需之大多數獨立股東於股東大會上通過所需的全部決議案，以批准：

(a) 錦興履行認購協議項下擬進行之交易（包括發行錦興票據及因行使錦興票據所附兌換權而須予發行及配發之兌換股份、認購CEL票據、交換錦興票據以轉讓CEL票據以及因CEL票據承讓人行使兌換權而導致的任何視作錦興出售CEL權益的事項）；

(b) （如德祥需要）清洗豁免；

(ii) 聯交所上市委員會批准兌換股份上市及買賣；

(iii) 上市規則所規定之所需大多數德祥普通股持有人於股東大會上通過決議案，以批准德祥認購協議之條款（包括行使德祥認購人票據所附兌換權及交換權及在兌換時須遵守適用的上市規則，以便行使隨附於CEL票據之兌換權）；

(iv) （如德祥需要）執行人員授予德祥及其一致行動人士清洗豁免；

(v) 認購人接獲其所信納之證據，證明(a)錦興已訂約認購CEL票據，且不得撤回；(b) CEL票據可在錦興票據持有人行使交換權時自由轉讓，惟須受制於錦興票據所訂明之限制；及(c)錦興除於完成後支付CEL票據之認購款項外，CEL亦有責任向錦興或其代名人發行CEL票據，且該責任不得撤回；

認購錦興票據

於二零零六年六月二十七日，錦興及認購人訂立合共五份認購協議，有關認購人認購本金總額150,000,000美元（相等於約1,164,900,000港元）之錦興票據。除了將予認購之錦興票據本金值及認購人之身份外，各項認購協議之主要條款均相同。

1. 認購協議（經補充協議補充）

日期： 二零零六年六月二十七日（於二零零六年八月三十日予以補充）

認購協議各訂約方：

發行人： 錦興

認購人：
(i) 德祥，有條件同意於完成時以現金認購本金額75,000,000美元（相等於約582,500,000港元）之德祥認購人票據；

(ii) Stark Funds，有條件同意於完成時以現金認購本金總額65,000,000美元（相等於約504,790,000港元）之錦興票據，並按以下方式分配：

	百萬美元
Centar Investments	5
Stark Asia	8
Stark Master	52

(iii) Evolution，有條件同意於完成時以現金認購本金額10,000,000美元（相等於約77,660,000港元）之錦興票據。

德祥為一間投資控股公司，其直接及間接於多間上市公司持有策略性投資。德祥集團之主要業務包括投資控股、提供融資、提供管理服務、物業投資、庫務投資、建築材料及機器貿易以及提供及經營網上貴金屬交易平台。德祥為單一最大股東，於最後實際可行日期持有60,516,951股股份（佔全部已發行股份約24.16%）。於該日期，德祥亦持有面值95,966,280港元的錦興現有債券。在德祥按當時兑換價每股股份9港元悉數兑換德祥持有的錦興現有債券時，德祥將擁有合共71,179,871股股份權益，佔經擴大已發行股份約27.26%。

於二零零六年九月一日，德祥與錦興聯合宣佈，德祥全資附屬公司其威就收購22,812,359股股份而於二零零六年八月十七日與賣方（一名獨立第三方）訂立一份有條件協議（於二零零六年八月二十八日予以補充）。倘上述協議成為無條件，其威須根據收購守則提出有條件強制性現金收購建議，以收購全部錦興證券。

根據認購協議，錦興須在簽訂認購協議後，於實際可行之情況下盡快與CEL訂約，從發行錦興票據所得款項，認購本金額為100,000,000美元（相等於約776,600,000港元）之1%可兑換CEL票據。錦興與CEL已於二零零六年八月二十九日訂立上述合約。

於二零零六年九月一日，錦興與德祥聯合宣佈，錦興於二零零六年八月三十日分別與每名認購人訂立補充協議，據此，認購協議會予以修訂，致使（其中包括）認購協議將於德祥收購建議結束或失效（以較早者為準）時方告完成。

德祥（透過其間接全資附屬公司）為主要股東，於德祥認購協議日期持有已發行股本總額約23.31%，因此，根據上市規則，為錦興之關連人士。故此，根據上市規則，錦興根據德祥認購協議向德祥發行德祥認購人票據構成錦興之關連交易。認購協議須經獨立股東於股東特別大會上以數票方式表決批准有關決議案，方可作實。

根據上市規則，認購協議項下擬進行之CEL票據認購事項構成錦興之主要交易。CEL票據認購事項須經獨立股東在股東特別大會上批准方可作實。倘錦興行使隨附於CEL票據的兑換權，錦興將遵守上市規則有關條文的規定（包括如有需要，任何的股東批准規定）。

假設錦興票據持有人悉數行使其交換權，並在票據持有人將所交換之CEL票據全數兑換為CEL股份後，錦興（透過其附屬公司）於CEL之股權將會由約58.11%減至約12.37%。根據上市規則第14.29條，向認購人配發該CEL股份乃視為錦興出售於CEL之權益。根據上市規則，視作出售事項構成錦興之主要交易，故須經由獨立股東於股東特別大會上批准，方可作實。

錦興已成立獨立董事委員會向獨立股東提供意見，錦興並已委聘凱利擔任獨立財務顧問，以就德祥認購協議之條款及其項下擬進行之交易（包括德祥認購事項）、CEL票據認購事項及視作出售事項，向獨立董事委員會及獨立股東提供意見。

本通函旨在向　閣下提供(i)有關錦興票據及CEL票據之進一步詳情；(ii)本集團之財務資料；(iii)獨立董事委員會向獨立股東提出的推薦建議及凱利向獨立董事委員會及獨立股東提出的意見；及(iv)股東特別大會通告。



HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

發行可兑換票據、
涉及向德祥企業集團有限公司發行可兑換票據之關連交易、
有關認購CHINA ENTERPRISES LIMITED
可兑換票據之主要交易
及
有關視作出售CHINA ENTERPRISES LIMITED權益
之可能主要交易

緒言

於二零零六年七月六日,錦興與德祥聯合宣佈(其中包括)錦興及認購人訂立認購協議,有關認購人認購由錦興發行本金總額150,000,000美元(相等於約1,164,900,000港元)之1%可兑換可交換票據。德祥已有條件地同意以現金認購本金額為75,000,000美元(相等於約582,500,000港元)之錦興票據。其他認購人已有條件地同意以現金認購本金額合共為75,000,000美元(相等於約582,500,000港元)之錦興票據。

* 僅供識別

「補充協議」	指	錦興與各認購人於二零零六年八月三十日訂立的補充協議，據此，認購協議會予以修訂，致使（其中包括）認購協議將於德祥收購建議結束或失效（以較早者為準）時方告完成
「收購守則」	指	香港收購及合併守則
「賣方」	指	出售股份之賣方馬浩文先生
「清洗豁免」	指	根據收購守則第26條之豁免註釋附註1所規定，豁免由德祥及其一致行動人士持有之錦興票據所隨附之兑換權獲行使而取得錦興投票權而導致要對全部股份作出全面收購
「港元」	指	港元，香港法定貨幣
「美元」	指	美元，美國法定貨幣
「%」	指	百分比

除本通函另有指明者外，本通函內以美元計算之金額已按1.0美元兑7.766港元之匯率換算為港元，惟僅供説明用途。

「其他認購人」	指	Centar Investments，Stark Asia，Stark Master及Evolution，均為錦興票據認購人(除德祥外)
「中國」	指	中華人民共和國
「保華」	指	保華集團有限公司(股份代號:498)，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「出售股份」	指	賣方實益擁有22,812,359股股份，該等股份將根據賣方與其威於二零零六年八月十七日訂立的買賣協議(經一份日期為二零零六年八月二十八日之補充協議補充)出售予其威，詳情載於德祥及錦興日期為二零零六年九月一日的聯合公佈
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	錦興即將召開之股東特別大會，以考慮及酌情批准有關(i)認購協議(包括發行錦興票據及兑換股份);(ii)CEL票據認購事項;及(iii)視作出售事項之所需的決議案
「股東」	指	股份之持有人
「股份」	指	錦興已發行股本中每股面值0.01港元之普通股股份
「Stark Asia」	指	Stark Asia Master Fund, Ltd.，由Stark Investments管理之基金
「Stark Funds」	指	Centar Investments，Stark Asia及Stark Master，該等基金均由共同投資經理Stark Investments管理
「Stark Investments」	指	Stark Investments (Hong Kong) Limited，為證券及期貨條例項下之持牌機構及Centar Investments，Stark Master及Stark Asia之亞洲投資經理
「Stark Master」	指	Stark Master Fund Ltd.，由Stark Investments管理之基金
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	德祥及其他認購人
「認購事項」	指	相關認購人根據各自之認購協議認購相關之錦興票據
「認購協議」	指	錦興與德祥及其他認購人就認購事項訂立合共五份日期均為二零零六年六月二十七日之有條件認購協議(經補充協議補充)，惟須受當中所載之條款及條件所規限
「附屬公司」	指	具有上市規則所賦予之涵義

「德祥」	指	德祥企業集團有限公司(股份代號:372),一家於百慕達註冊成立之有限公司,其普通股股份及優先股股份於聯交所主板上市。於最後實際可行日期,德祥之單一最大及控股股東陳博士間接擁有德祥已發行普通股股本約34.99%權益
「德祥董事」	指	德祥之董事
「德祥收購建議」	指	金利豐證券有限公司代表其威就所有錦興已發行證券(其威及其一致行動人士(不包括Cobbleford Limited)已經擁有或同意將予收購者除外)可能提出有條件強制性現金收購建議,詳情載於錦興及德祥日期為二零零六年九月一日的聯合公佈
「德祥普通股」	指	每股0.10港元之德祥普通股股份
「德祥優先股」	指	每股0.10港元之德祥可兑換可贖回優先股股份
「德祥股東」	指	德祥之股東
「德祥認購人票據」	指	根據德祥認購協議,將由錦興發行並由德祥認購的75,000,000美元(相等於約582,500,000 港元)二零一一年到期的1%可兑換可交換票據,賦予其持有人權利可按初步兑換價將尚餘本金額兑換為兑換股份
「德祥認購事項」	指	德祥根據德祥認購協議認購德祥認購人票據
「德祥認購協議」	指	德祥與錦興就德祥認購事項而訂立日期為二零零六年六月二十七日之有條件認購協議(於二零零六年八月三十日予以補充),惟須受當中所載之條款及條件所規限
「聯合公佈」	指	日期為二零零六年七月六日由錦興及德祥就(其中包括)發行錦興票據、CEL票據認購事項及德祥認購事項刊發之聯合公佈
「最後實際可行日期」	指	二零零六年九月五日,即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「最後交易日」	指	二零零六年六月二十七日,即股份在聯交所暫停買賣以待刊發聯合公佈前之股份最後交易日
「上市規則」	指	聯交所證券上市規則
「到期日」	指	錦興票據發行日期後第五個週年
「票據持有人」	指	錦興票據持有人
「其他一致行動人士」	指	張樹穩先生,為一家公司的唯一股東。該公司持有由德祥持有50%權益的聯營公司的其餘50%權益

「執行人員」	指	證監會企業融資部執行董事及執行董事之任何代表
「錦興現有債券」	指	於二零一一年到期本金總額為770,744,256港元之錦興2%可兌換債券，該等債券自二零零六年六月起可按每股股份9.0港元之初步兌換價兌換為新股份
「其威」	指	其威投資有限公司，為德祥之間接全資附屬公司
「群龍」	指	群龍投資有限公司，一家於英屬維爾京群島註冊成立之有限公司
「本集團」	指	錦興及其附屬公司
「錦興」或「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「錦興董事」	指	錦興之董事
「錦興票據」	指	根據認購協議，由錦興將予發行及由認購人將予認購於二零一一年到期之150,000,000美元（相等於約1,164,900,000港元）1%可兌換可交換票據（包括德祥認購人票據），賦予其持有人權利（其中包括）可按初步兌換價（可予調整）將尚餘本金額兌換為兌換股份
「凱利」	指	凱利融資有限公司，一家可進行證券及期貨條例項下第6類（就機構融資提供意見）受規管活動的持牌法團，為獨立董事委員會及獨立股東之獨立財務顧問
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	錦興的獨立董事委員會，由郭嘉立先生、黃景霖先生及冼志輝先生組成，彼等均為錦興獨立非執行董事。獨立董事委員會的成立目的是就德祥認購事項、CEL票據認購事項及視作出售事項向本公司的獨立股東提供意見
「獨立股東」	指	除(i)德祥及其一致行動人士（包括陳博士）以及彼等各自之聯繫人；(ii)賣方及其聯繫人；及(iii)該等涉及或在根據該等認購協議及CEL票據認購事項項下擬進行的交易中擁有權益的人士以外之股東
「初步兌換價」	指	錦興票據之初步兌換價為每股股份0.51美元（相等於約3.96港元）（可予調整）

於本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「CEL」	指	China Enterprises Limited，一家於百慕達註冊成立之有限公司，其普通股股份於美國場外（場外）交易議價板買賣，於最後實際可行日期由錦興（透過其附屬公司）間接擁有約58.11%股本權益
「CEL集團」	指	CEL及其附屬公司
「CEL票據」	指	由CEL將予發行及由錦興將予認購本金額100,000,000美元（相等於約776,600,000港元）之可兑換票據，根據CEL票據認購協議該等票據可兑換為新CEL股份
「CEL票據認購事項」	指	根據CEL票據認購協議，由錦興提出認購CEL票據
「CEL票據認購協議」	指	錦興與CEL就有關錦興認購CEL票據於二零零六年八月二十九日訂立的一份認購協議，錦興認購CEL票據須受其中的條款及條件所規限
「CEL股份」	指	CEL股本中每股面值0.01美元之普通股股份
「Centar Investments」	指	Centar Investments (Asia) Ltd.，由Stark Investments管理之基金
「中策」	指	中策集團有限公司（股份代號：235），一家於香港註冊成立之有限公司，其股份在聯交所主板上市
「完成」	指	認購協議之完成
「完成日期」	指	完成之日期
「一致行動人士」	指	具有收購守則所賦予之涵義
「關連人士」	指	具有上市規則所賦予之涵義
「兑換權」	指	根據錦興票據之契據，隨附於錦興票據的權利，以兑換錦興票據之本金額或其中部分為兑換股份
「兑換股份」	指	待錦興票據所隨附之兑換權獲悉數行使後，按初步兑換價將予發行之294,117,645股新股份
「視作出售事項」	指	假設認購人將彼等之錦興票據交換為CEL票據，而於CEL票據所隨附之兑換權獲行使後，認購人獲配發CEL股份而導致錦興被視作出售於CEL之權益
「陳博士」	指	陳國強博士，德祥之控股股東以及德祥及錦興之主席
「Evolution」	指	Evolution Master Fund Ltd. SPC，Segregated Portfolio M，由Evolution Capital Management LLC.管理之基金
「交換權」	指	根據錦興票據之契據，將全部或部分錦興票據交換為CEL票據之權利

目錄

此乃要件　請即處理

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應諮詢註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、註冊證券交易商或其他代理商，以便轉交買主或承讓人。

錦興票據、CEL票據及CEL股份均未且將不會根據一九三三年美國證券法（經修訂）（「證券法」）及美國任何州之任何州證券法進行登記。除根據證券法有效登記聲明或獲證券法及適用的州證券法就登記規定發出適用豁免外，錦興票據、CEL票據及CEL股份及其中任何權益概不得於美國境內或向美國人士或以美國人士名義或以美國人士作為受益人重新提呈發售、出售、轉讓、轉移或以其他方式處置，而錦興票據與CEL票據亦不得兌換或交換為CEL股份。

本通函僅作資料提供之用，並不構成任何收購、購買或認購錦興集團有限公司證券的邀請或要約。

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

發行可兌換票據、
涉及向德祥企業集團有限公司發行可兌換票據之關連交易、
有關認購CHINA ENTERPRISES LIMITED
可兌換票據之主要交易
及
有關視作出售CHINA ENTERPRISES LIMITED權益
之可能主要交易

錦興集團有限公司之財務顧問



新百利有限公司

錦興集團有限公司
獨立董事委員會
及獨立股東之獨立財務顧問

凱利

凱利融資有限公司

錦興集團有限公司獨立董事委員會函件載於本通函第26頁。

載有獨立財務顧問凱利融資有限公司向錦興集團有限公司獨立董事委員會及獨立股東提出其意見的函件載於本通函第27頁至46頁。

謹訂於二零零六年九月二十五日（星期一）上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，大會通告載於本通函第158至159頁。如　閣下未能出席股東特別大會，務請將本通函隨附之代表委任表格按其列印之指示填妥並盡快交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願親身出席大會或其任何續會，並在會上投票。

* 僅供識別

二零零六年九月八日

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 25th September, 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(A) the five conditional subscription agreements all dated 27th June, 2006 (the "Subscription Agreements") entered into between Hanny Holdings Limited (the "Company") as the issuer and each of (1) Centar Investments (Asia) Ltd.; (2) Stark Master Fund Ltd.; (3) Stark Asia Master Fund, Ltd.; (4) Evolution Master Fund Ltd. SPC, Segregated Portfolio M; and (5) ITC Corporation Limited as subscribers (collectively the "Subscribers") relating to the subscription of 1% convertible exchangeable notes (the "Notes") issued by the Company in an aggregate principal amount of US$150 million and five supplemental agreements dated 30th August, 2006 (the "Supplemental Agreements") entered into between the Company and each of the Subscribers amending certain terms of the Subscription Agreements (copies of the Subscription Agreements and Supplemental Agreements have been produced to this meeting and marked "A" to "E" and "F" to "J" respectively and initialled by the chairman of the meeting for the purpose of identification) and all the transactions contemplated thereunder including:–

(1) the issue of the Notes;

(2) the issue of new shares by the Company pursuant to the exercise of conversion rights attached to the Notes;

(3) the subscription by the Company of a US$100 million 1% convertible notes (the "CEL Notes") to be issued by China Enterprises Limited ("CEL") pursuant to an agreement dated 29th August, 2006 (the "CEL Subscription Agreement") between the Company and CEL, a copy of which has been produced to this meeting and marked "K" and initialled by the chairman of the meeting for the purpose of identification);

(4) the transfer of the CEL Notes pursuant to the exercise of exchange rights attached to the Notes; and

(5) the issue of shares by CEL (and the potential dilution of the Company's interest in CEL) on the exercise of conversion rights attached to the CEL Notes by the holders of the CEL Notes (other than the Company);

be and are hereby approved, confirmed and ratified; and

(B) the directors of the Company be and are hereby authorized to take all steps and to do all acts and things, to sign and execute all documents as they may in their absolute discretion consider necessary, desirable or expedient to implement and/or give effect to or in connection with the Subscription Agreements, the Supplemental Agreements, the CEL Subscription Agreement, the Notes and the CEL Notes and all arrangements contemplated thereunder."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 8th September, 2006

As at the date hereof, the Board comprises:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

股東特別大會通告

茲通告錦興集團有限公司（「本公司」）謹訂於二零零六年九月二十五日（星期一）上午十時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案（不論有否修訂）為本公司普通決議案：

普通決議案

「**動議**：

(A) 批准、確認及追認錦興集團有限公司（「本公司」）作為發行人分別與(1) Centar Investments (Asia) Ltd.、(2)Stark Master Fund Ltd.、(3) Stark Asia Master Fund, Ltd.、(4) Evolution Master Fund Ltd. SPC, Segregated Portfolio M及(5)德祥企業集團有限公司（統稱「認購人」）就認購由本公司發行本金總額150,000,000美元之1%可兌換可交換票據（「票據」）而於二零零六年六月二十七日訂立之五份有條件認購協議（「認購協議」）以及本公司與每名認購人就修訂認購協議之若干條款於二零零六年八月三十日訂立之五份補充協議（「補充協議」）（分別註有「A」至「E」及「F」至「J」字樣之認購協議及補充協議副本已呈交本大會並由大會主席簡簽以作識別），及認購協議項下擬進行的所有交易包括：－

(1) 發行票據；

(2) 本公司根據行使隨附於票據的兑換權發行新股份；

(3) 本公司認購China Enterprises Limited（「CEL」）根據本公司與CEL於二零零六年八月二十九日訂立的協議（「CEL認購協議」）將予發行為數100,000,000美元的1%可兑換票據（「CEL票據」），註有「K」字樣之協議副本已呈交本大會並由大會主席簡簽以作識別；

(4) 根據行使隨附於票據的交換權轉讓CEL票據；及

(5) CEL因CEL票據持有人（本公司除外）行使隨附於CEL票據的兑換權而發行股份（及潛在攤薄本公司於CEL之權益）；

(B) 授權本公司董事作出彼等全權酌情認為必須、適宜或權宜時實行及／或執行根據認購協議、補充協議、CEL認購協議、票據及CEL票據及根據上述各項項下擬進行所有安排之所有步驟及行動、事宜及簽署和簽立所有文件。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零六年九月八日

於本通告日期，董事會包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部份之本公司股份委任受委代表。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

* 僅供識別